As confidentially submitted to the Securities and Exchange Commission on April 25, 2022. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Miami International Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6200 (Primary Standard Industrial Classification Code Number)	26-1482385 (I.R.S. Employer Identification No.)
7 Roszel Road, Suite 1A
Princeton, NJ 08540
(609) 897-7300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas P. Gallagher
Chairman and Chief Executive Officer
Miami International Holdings, Inc.
7 Roszel Road, Suite 1A
Princeton, New Jersey 08540
(609) 897-7300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Herbert F. Kozlov, Esq. Danielle Carbone, Esq. Wendy A. Grasso, Esq. Reed Smith LLP 599 Lexington Avenue New York, New York 10022 (212) 521-5400	Barbara Comly, Esq. Executive Vice President, General Counsel and Corporate Secretary Miami International Holdings, Inc. 7 Roszel Road, Suite 1A Princeton, New Jersey 08540 (609) 897-7300	Paul Tropp, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036 (212) 569-9000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.   ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐ Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS (Subject to Completion)
Dated         , 2022
        Shares
Common Stock

This is an initial public offering of shares of common stock of Miami International Holdings, Inc. We are offering shares of our common stock, and the selling stockholders named in this prospectus are offering shares of common stock. We will not receive any proceeds from the sale of shares of our common stock offered by the selling stockholders.
Prior to this offering there has been no public market for our common stock. It is currently estimated that the initial public offering price will be between $      and $      per share.
We intend to apply to list our common stock on the under the symbol “       ”.
We are an “emerging growth company” under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See the section titled “Prospectus Summary — Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See the section titled “Risk Factors” beginning on page 18 of this prospectus to read about factors you should consider before deciding to invest in shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)
See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to additional shares of our common stock at the initial public offering price less the underwriting discounts and commissions.
The underwriters expect to deliver the shares against payment in New York, New York on          , 2022.

Piper Sandler
         , 2022

You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus that we may authorize to be delivered or made available to you. The selling stockholders and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectuses prepared by us or on our behalf. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus, any amendment or supplement to this prospectus or any applicable free writing prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus, any amendment or supplement to this prospectus or any applicable free writing prospectus is current only as of its date, regardless of the time of delivery of this prospectus, any amendment or supplement to this prospectus or any applicable free writing prospectus or any sale of the shares. Our business, financial condition, results of operations and prospects may have changed since such date.
Trademarks
We have registered MIAX®, MIAX Options®, MIAX Pearl®, and MIAX Emerald® as trademarks or service marks in the United States and certain other jurisdictions. We also have rights to use, in connection with our technologies and services, the SPIKES® trademark, which is owned by T3i Pty LTD.
This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork, and other visual displays, may appear without the ® or ™ symbols, but in the case of our trademarks and trade names or those of our licensors, such references are not intended to indicate in any

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way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

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PROSPECTUS SUMMARY
This summary highlights information included elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read and consider this entire prospectus carefully, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making any investment decision. Unless the context otherwise requires, the terms “MIAX,” the “Company,” “we,” “us” and “our” refer to Miami International Holdings, Inc. (“MIH”), together with its consolidated subsidiaries. The term “MIAX Exchanges” refers to our MIAX branded exchanges: MIAX Options, MIAX Pearl Options, MIAX Pearl Equities and MIAX Emerald.
Our Company
We are a technology-driven leader in building and operating regulated financial marketplaces across multiple asset classes and geographies. Our MIAX Exchange marketplaces are enabled by state-of-the-art, in-house built, proprietary technology that provides industry-leading speed, performance and risk protections. We believe our proprietary technology coupled with our fully integrated, award-winning customer service, sets us apart from our competitors.
We operate markets across a diverse number of asset classes including options, futures and cash equities with a growing portfolio of proprietary products. Our markets include: options through MIAX Options®, MIAX Pearl®, and MIAX Emerald®; U.S. equities through MIAX Pearl Equities; U.S. futures and options on futures through the Minneapolis Grain Exchange, LLC (“MGEX”); and international listings through The Bermuda Stock Exchange (“BSX”). Our portfolio of proprietary products includes the SPIKES Volatility products, BRIXX Commercial Real Estate products, and Tax Rate products, as well as the traditional MGEX exclusively listed Hard Red Spring Wheat product. We also offer clearing services for U.S. futures and options on futures through MGEX Clearing.
We also maintain a broad portfolio of U.S. exchange and clearing licenses, in both securities and futures. This positions us well for the next generation of cryptocurrency and digital asset products, whether such products are regulated by the Securities and Exchange Commission (“SEC”), Commodities Futures Trade Commission (“CFTC”), or some combination of the two.
Since launching our first options exchange in 2012, MIAX has grown to be the 15th largest global derivatives exchange operator as of December 31, 2021, as measured by the total number of futures and options contracts traded on exchanges as reported by the Futures Industry Association (the “FIA”). In 2021, trading in multi-listed U.S. options on our exchanges totaled 1.3 billion contracts, a 61.8% increase from the 2020 total. Total volume of futures and options on futures on the MGEX exchange reached 3.9 million contracts in 2021, an increase of 40.0% from the 2020 total.
MIAX has a strong track record of organic growth. By increasing scale and launching new marketplaces, we have been able to substantially grow our transaction volume. Our average daily volume in U.S. options increased from 1.0 million contracts in 2015 to 5.3 million contracts in 2021, a compound annual growth rate of 32.0%.
Our revenue consists primarily of transaction fees, access fees, and market data fees related to transactions executed on our exchanges. For the year ended December 31, 2021 and December 31, 2020, respectively, our revenues less cost of revenues were $181.3 million and $113.8 million, our adjusted revenues less cost of revenues were $184.0 million and $127.4 million, our net loss was $(93.6) million and $(32.1) million, our adjusted EBITDA were $67.4 million and $46.2 million, with an Adjusted EBITDA margin of 36.7% and 36.3%. For definitions of adjusted revenues less cost of revenues, adjusted EBITDA, adjusted EBITDA margin and reconciliations to net income, and their most directly comparable financial measure presented in accordance with GAAP, see “— Summary Consolidated Financial Data”.
Our History
Subsequent to the significant consolidation among equity and options exchanges, MIAX’s founders saw an opportunity to build a differentiated exchange managed by a team with significant trading, exchange, and technology experience. The founders’ vision was to use a technology-first and customer-centric approach to develop faster and more reliable markets for participants.
MIAX was launched with a mission to provide:
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marketplaces that cater to the needs of the customer and trading communities;

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competitive pricing based on a low-cost operating structure;

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superior customer service and performance; and

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outstanding technology, reliability, and risk protections.

We received SEC approval for our first options exchange, MIAX Options, which officially launched in December 2012. We launched our second options exchange, MIAX Pearl, in February 2017 and we launched MIAX Emerald, our third exchange, in March 2019. Following the success of our options exchanges, we scaled and leveraged the technology we built for our core options systems to launch cash equities on MIAX Pearl Equities, our first equities platform, in September 2020.
We completed the acquisition of MGEX in December 2020. This strategically important acquisition provided us with access to the U.S. futures market. The licenses held by MGEX, including the Designated Contract Market (“DCM”) and Designated Clearing Organization (“DCO”) licenses, enable us to offer vertically integrated products and services in futures listing and clearing.
In February 2019, MIAX Options began trading options on the SPIKES Volatility Index (“SPIKES Index”). We launched our first proprietary product on MGEX with futures on the SPIKES Index in December 2020, followed by Corporate Tax Rate futures in May 2021, BRIXX Commercial Real Estate futures in November 2021 and Capital Gains Tax Rate futures in December 2021.
We also expanded our international capabilities through the acquisition of BSX which we completed in December 2020. BSX is a fully electronic, vertically integrated international securities market, headquartered in Bermuda that specializes in the listing and trading of capital market instruments such as equities, debt issues, funds, hedge funds, derivative warrants, and Insurance Linked Securities (“ILS”).
In 2013, we established our first of five equity rights programs (each, an “ERP”), a unique performance warrant program designed to build market share while further aligning us with industry-leading trading firms, order flow providers, and market makers. All of our ERPs provided participating exchange member firms with the right to acquire equity in MIH in exchange for payment of an initial purchase price or the prepayment of certain exchange fees (in the case of ERPs I through IV) or the prepayment of certain exchange fees (in the case of ERP V). The warrants issued to each participant under these programs generally vest upon the achievement of certain liquidity volume targets by such firm on MIAX Options, MIAX Pearl, or MIAX Pearl Equities, as applicable. We have successfully completed four ERPs to date, which have resulted in significant market share gains, and commenced the fifth ERP on MIAX Pearl Equities in January 2021.
Industry Trends
We believe the following trends will continue to be key factors in the performance and dynamics of the markets in which we operate:
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Heightened market volatility;

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Growing retail investor participation;

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Technological advances;

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Increased sophistication of trading strategies; and

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Proliferation and adoption of new asset classes and financial products.

Our Markets
U.S. Options
We operate three fully automated electronic options exchanges in the United States, each with a distinct allocation and pricing model. In 2021, a record 1.3 billion multi-listed options contracts were executed on our options exchanges, a 61.8% increase from 2020. Our total U.S. multi-listed options market share reached a record 14.3% in 2021, a 21.0% increase from our 11.8% market share in 2020. In February 2022, 107.5 million multi-listed option contracts were executed on our options exchanges, up 2.3% from the February 2021 total. Total volume in the first two months of 2022 reached 225.8 million contracts on our exchanges, a 9.5% increase from the same period in 2021, representing a market share of 14.2% in the period. We have grown our options market share by focusing on delivering superior technology capabilities, innovation, product development, exceptional customer service, and competitive pricing.
MIAX Options launched in December 2012 with a Pro Rata allocation model with Customer Rebate pricing. MIAX Pearl was launched in February 2017 and offers a Price-Time allocation and Maker-Taker fee structure. MIAX Emerald, our third exchange, was launched in March 2019 to serve as a counterpart to MIAX Options and MIAX Pearl by providing a Pro Rata allocation like MIAX Options and a Maker-Taker fee structure like MIAX Pearl. With the launch of MIAX Emerald, we have access to approximately 93% of the total U.S. options market volume, with the remaining approximately 7% being traded on exchange floors as of March 1, 2022.
U.S. Equities
Under MIAX Pearl’s exchange license and leveraging the technology and systems built for our options exchanges, MIAX Pearl Equities launched as a cash equities exchange on September 29, 2020, and as of March 1, 2022 had a total of 47 exchange members. It was built with the support of industry-leading trading firms, liquidity providers, and market makers to provide an alternative to the incumbent equities platforms in the United States. MIAX Pearl Equities is a fully automated electronic equities trading platform that leverages MIAX’s industry-leading technology, infrastructure, and risk protections. The MIAX options technology was adapted for the unique functional and performance demands of equities trading, which allows us to provide high performance while taking advantage of the scale associated with a system built for options trading.
MIAX Pearl Equities offers trading in all U.S. equity securities designated under the National Market System (“NMS”) qualifying for Unlisted Trading Privileges (“UTP”).
U.S. Futures
MGEX is a fully electronic, vertically integrated futures exchange and clearinghouse that was established in 1882. It is licensed by the CFTC as a DCM and DCO. On December 4, 2020, MIH acquired 100% ownership of MGEX. The acquisition of MGEX provides us with access to the U.S. futures market, positioning MIAX as a multi-asset exchange operator. MGEX’s unrestricted DCM and DCO licenses are highly valuable given the limited number of such current licenses, as well as the high degree of difficulty in obtaining new licenses. As of March 1, 2022, we have 14 clearing members on MGEX, most of which are futures clearing merchants (“FCMs”). Additional FCMs access MGEX’s markets through relationships with existing clearing members.
The MGEX DCO operates on proprietary technology, which we are currently in the process of upgrading to support our growing portfolio of new products and enhance customer experience. The MGEX DCO serves as the exclusive venue for the clearing of products listed on the MGEX DCM. The MGEX DCO is one of a limited number of unrestricted DCO licenses in the U.S. that can offer margin on cleared futures positions as opposed to certain other DCOs that can only offer fully collateralized clearing on futures positions.
International Listings
BSX is a fully electronic, vertically integrated international securities market, headquartered in Bermuda and organized in 1971. BSX specializes in the listing and trading of capital market instruments such as equities, debt issues, funds, hedge funds, derivative warrants, and ILS. We initially acquired a majority interest in BSX in October 2019 and completed the acquisition of the remaining shares of BSX in December 2020.
BSX is the global leader in the listing of ILS based on notional value. As of December 2021, 757 ILS securities were listed on BSX with an aggregate market issuance outstanding of $50.8 billion, accounting for over 90% of global issuances. At year-end 2021, there were a record 1,294 securities listed on BSX, a 14.8% increase from 1,127 at the end of 2020, and the market capitalization of the companies listed on BSX totaled approximately $334 billion.
In addition to gaining access to BSX’s existing international market, the acquisition of BSX gives us access to another vertically integrated market ecosystem that can accelerate our growth strategy. Bermuda has an advanced cryptocurrency and digital asset regulatory environment, positioning it to be a leading jurisdiction for the trading of these products.
Our Proprietary Products
SPIKES Volatility Products
In collaboration with T3i Pty LTD (“T3”), a developer of innovative volatility indexes, we developed and launched the SPIKES Volatility Index (index symbol: SPIKE) in April 2018. The SPIKES Index is a measure of the expected 30-day volatility in the SPDR S&P 500 ETF (SPY). The SPIKES Index is built using the popular variance swap methodology and uses live SPY options prices to calculate volatility. The SPIKES Index is designed to improve upon and compete head-to-head against Cboe Global Markets Inc.’s (“Cboe”) proprietary VIX index, which has long been the sole product addressing the volatility market. Pursuant to our license and commercialization agreement with T3, our exchanges are the exclusive venue for the listing and trading of derivatives based on the SPIKES Index. In February 2019, we launched cash-settled options on the SPIKES Index on the MIAX Options exchange. In December 2020, we launched cash-settled futures on the SPIKES Index on MGEX, with distribution through CME Globex. We are also collaborating with T3 to establish and launch ConvexityShares, an exchange traded product (“ETP”) issuer that is expected to launch two SPIKES-based ETPs (1x and 1.5x long the SPIKES Index) in the first half of 2022, subject to regulatory approval.
BRIXX Commercial Real Estate Products
In collaboration with Advanced Fundamentals LLC (“Advanced Fundamentals”), a developer of real estate indexes, we developed and launched a suite of commercial real estate indexes in 2021 known as the BRIXX Commercial Real Estate Indexes. The BRIXX Indexes track real-time changes across multiple sectors of the commercial real estate markets.
In the fourth quarter of 2021, we launched cash-settled futures contracts on MGEX based on four BRIXX sector indexes. In 2022, we plan to launch options contracts on MIAX based on these same BRIXX sector indexes as well as futures and options contracts on the BRIXX Composite Index, subject to regulatory approval.
Tax Rate Products
In collaboration with SIG Index Licensing, LLC (“SIL”), an index developer for financial products, we launched futures products in 2021 on two tax rate indexes owned by SIL known as the U.S. Corporate Tax Rate Index and the Capital Gains Tax Rate Index.
In the second quarter of 2021, we launched cash-settled futures contracts on the U.S. Corporate Tax Rate Index on MGEX and made those products available for trading. In the fourth quarter of 2021, we launched cash-settled futures contracts on the Capital Gains Tax Rate Index and made those products available for trading.
Our Competitive Strengths
We have established ourselves as a leading multi-asset exchange operator by leveraging a number of key strengths, including:
Industry-Leading, Proprietary Technology Platform
We operate a proprietary, advanced trading system that has best-in-class speed, performance and risk protections. Our trading platform was developed in-house and designed for the unique functional and performance demands of derivatives and cash equities trading and has been a key driver of our market share growth in U.S. Options and U.S. Equities. This platform provides a scalable infrastructure that allows us to quickly and efficiently expand into other asset classes while retaining speed, performance, and reliability, as evidenced by the successful launch of MIAX Pearl Equities in September 2020.
Proven Track Record of Innovation and Product Development
We have a highly experienced leadership team with over two decades of experience in developing, operating, and trading on exchanges. This experience, along with our culture of collaboration with our trading member firms through strategic relationships, has helped build a strong track record of innovation and product development. To date, we have pioneered a number of proprietary products including SPIKES derivatives, BRIXX Commercial Real Estate derivatives, and several innovative tax rate products. We continue to evaluate new product possibilities on an ongoing basis and have a robust pipeline of new products we plan to launch in the future.
Multi-Asset Exchange Operator with Broad Portfolio of Licenses
We operate across a broad range of asset classes, with exchanges in the options, futures, and equities markets, as well as a regulated futures clearinghouse. This allows us to launch a range of new proprietary products to expand our markets, provide clearing-as-a-service solutions to other DCMs, and through BSX accelerate product development. We are also well positioned to grow and become a leading U.S. player in regulated cryptocurrency and digital asset products through our DCO and DCM regulatory licenses with the CFTC and national securities exchange licenses with the SEC.
Strong, Collaborative Relationships with Key Market Participants
Since launching in 2012, we have developed deep relationships with our growing client base, working with them to solve the key challenges faced by today’s market participants. Many of these relationships were developed through our ERPs, which allowed us to align the interests of some of the largest order flow providers and market makers with our exchanges. These strategic relationships developed through our ERPs have been a critical tool in expanding our exchanges. We have successfully completed four ERPs and launched a fifth program in January 2021 for our U.S. equities market, MIAX Pearl Equities. Although we cannot predict whether the firms that participated in our ERPs will continue to provide the same level of order flow to our exchanges after this offering, we believe that we have demonstrated to these firms the advantages that we offer and that they will continue to drive order flow to us based on their positive experiences.
Successful History of M&A and Strategic Investments
We successfully used M&A to drive growth in the business through the acquisitions of MGEX and BSX. In addition, we have made a number of successful strategic investments in companies that offer us access to commercial opportunities to develop new products and accelerate the growth of our business. Some of these key investments include: T3 (developer of innovative volatility indexes, including SPIKES, YLDVOL, BitVol, EthVol, and other indexes); Lukka, Inc. (“Lukka”) (data solutions provider for cryptocurrencies and digital assets); MEEG Holdings Limited (“MEEG”), the parent company of MidChains Limited (“MidChains”) (operator of regulated cryptocurrency and digital asset exchange in Abu Dhabi); Vesica Technologies, Inc. (“Vesica”) (provider of innovative, retail-oriented data solutions); Stratifi Technologies, Inc. (“Stratifi”) (a portfolio risk management and analysis software provider); Diamond Standard Inc. (“Diamond Standard”) (developer of innovative diamond bar and coin for physical and digital trading of diamonds); and OptionsAI, Inc. (“OptionsAI”) (complex option order-flow platform). Through our investments, MIAX has developed a strong understanding of the market infrastructure ecosystem enabling us to move quickly on M&A opportunities to accelerate development of products.
Deep, Highly Experienced Team
Our core team members have extensive experience in the financial markets covering a wide range of functions including trading, order routing, trading technology, exchange operations, finance, legal, and regulatory with many team members being with us since inception. This depth of experience has enabled us to accumulate the knowledge, relationships, and capabilities needed to serve complex, dynamic, and highly regulated markets and foster a culture of collaborative innovation with member firms, which has been an important contributor to our success to date.
Our Growth Strategy
We believe we are well positioned to leverage our competitive strengths to enhance our market position, develop new products and services, and continue expanding into new asset classes and geographies. We are focused on several attractive growth opportunities in MIAX’s core markets and beyond, including:
Expanding our futures market
The acquisition of MGEX provides us with a vertically integrated futures exchange and clearing platform to list futures and options on futures on new products that will be exclusive to our exchanges, with distribution through CME Globex. This provides us an opportunity to become a substantial player in the futures market and grow our proprietary products suite. We are currently in the process of making significant investments in MGEX, to transform it from an agricultural focused market to a full solution DCM and DCO, both in terms of product and technology.
Our DCO license, which is an unrestricted license that allows us to offer margin on cleared positions, presents a significant growth opportunity as we focus on establishing relationships with entities that want to clear their products in a regulated environment with full margining capability. We believe we are an attractive alternative to competitor DCOs given our partnership approach and track record of innovation and product development. For example, MGEX serves as the exclusive venue for the clearing of certain cryptocurrency products listed for trading on the Bitnomial Exchange (a bitcoin derivatives exchange).
Expanding our proprietary products
We have already launched several proprietary futures products on the MGEX platform, including the SPIKES Volatility products, BRIXX Commercial Real Estate products, and Tax Rate products. We believe these proprietary products offer a significant growth opportunity as we create a family of products such as futures, options, ETPs, OTC, and data and analytics to create a powerful franchise around each product. Our DCM operates on the CME Globex trading system, offering global distribution for MGEX-listed products.
We continue to focus on expanding our proprietary products and expect to launch several additional products, including futures and options on cryptocurrency, diamonds, agriculture, and other financial futures, subject to regulatory approval.
Capturing market share across existing options exchanges
We plan to continue expanding our market share across our options exchanges by continually monitoring the competitiveness of our fees and pricing models, improving our technology and adding functionality to provide a best-in-class experience for our members. Our leading execution capability, system reliability, and customer service, especially during times of volatility, have been key differentiators in increasing our market share and relevance.
As we continue to build scale and grow our market position, MIAX expects to attract increased membership and volume through additional functionality, increased penetration into the existing membership base, and expanded use and sale of market data and analytics products across our multi-listed and proprietary product offerings.
Growing our cash equities exchange
Leveraging the scalability of our team and technology, and following the success of our options exchanges, management set out to build MIAX Pearl Equities to provide a transparent, low-cost venue that leverages our industry-leading technology, superior customer service, and best-in-class suite of risk protections. Following a successful launch of MIAX Pearl Equities in September 2020, we have continued

to add members, build market share, and experience record volumes, reporting monthly volume of 2.1 billion shares and a market share of 0.92% in February 2022.
We intend to introduce additional functionality, expand our data and analytics offerings, and implement pricing incentives to increase member participation and grow our diverse membership base and ecosystem to capture additional market share and enhance our position in the cash equities space.
Expand into the emerging, regulated cryptocurrency and digital asset markets
We believe we have a unique opportunity to develop and launch regulated products in the cryptocurrency and digital asset markets given our diverse range of regulatory licenses and exchange capabilities. In the near term, we plan to launch cash-settled futures contracts on MGEX on certain cryptocurrencies such as bitcoin and ether. Since these futures contracts will clear in the MGEX clearinghouse, leveraging our DCO license, we have the ability to offer margin on these products as well, in contrast to some of our competitors that have clearinghouses that cannot offer margined products. As the regulatory environment evolves in the United States, we are well positioned to develop new products and markets, as our national securities licenses can be leveraged for products that will be SEC regulated, and our DCM and DCO licenses can be leveraged for products that will be CFTC regulated.
We are also exploring opportunities to partner with cryptocurrency-native platforms, including spot cryptocurrency exchanges that are looking to provide their customers with access to regulated futures products. Given the existing regulatory barriers for those firms to enter the regulated market on their own, we believe that collaborating with such platforms could drive significant volume for our products. Accordingly, we believe that we are an attractive venue for firms that want to offer their customers access to regulated cryptocurrency derivatives.
The Bermuda regulatory environment also provides us with attractive opportunities for introducing innovative cryptocurrency and digital asset products on BSX, further accelerating our cryptocurrency and digital asset strategy as we test new products before launching into other markets. Bermuda is recognized as a global leader in the regulation of cryptocurrencies and digital assets through the development and introduction of a comprehensive regulatory and legislative framework known as the Digital Asset Business Act, providing legal and regulatory certainty around such products with high international regulatory standards.
Further monetize and enhance our data and analytics capabilities
As we increase our market share in core markets, the relevance of our market data products grows in value. We believe we are at an inflection point in our ability to further commercialize our market data. We are not encumbered by legacy systems or reliant on our core data revenues to date, so we have significant flexibility in how we monetize and distribute our data, providing an attractive growth opportunity. Our proprietary products also provide an additional avenue to create exclusive data and analytics products for our customers. We believe our strategic investments also create opportunities for development of additional products as well as data and analytics offerings.
BSX also has recently begun publishing MIAX Pearl Equities market data to the Pyth Network, a decentralized cross-chain data provider for financial market data distribution built on the Solana blockchain. The inclusion of this market data will give users access to real-time, top-of-book data from the MIAX Pearl Equities order book in the decentralized finance (“DeFi”) space and creates new opportunities for the use of our market data.
Increase our international presence
The acquisition of BSX provides us with an opportunity to position ourselves as a leader among international exchange listing venues by utilizing BSX’s numerous international recognitions and position as the global leader in the listing of ILS. BSX provides us with a venue to expand our leading MIAX technology, derivatives trading, and regulatory expertise to address emerging markets, such as cryptocurrencies and digital assets, and provide BSX with additional support in the evolving global (re)insurance risk market.

BSX is growing its team with staff additions to increase business development and marketing activities in its key markets: London, New York, and South America. In November 2021, BSX moved into its new headquarters, “Exchange House”, located in Hamilton, Bermuda, which provides BSX with the ability to expand its operational footprint as its business grows. We are currently investing in BSX corporate technology infrastructure and integrating it into the MIAX corporate technology infrastructure to enable BSX to leverage MIAX’s leading technology as it expands its operations.
Post-Offering Balance Sheet
In connection with the offering, we intend to use a portion of the net proceeds to repay in full the approximately $104 million that is outstanding as of December 31, 2021 (the “Senior Secured Loan”) under our Amended & Restated Loan Agreement with FCS Advisors, LLC d/b/a Brevet Capital Advisors (“Brevet”) as the term loan lender dated as of March 19, 2021 (“Senior Secured Loan Agreement”). In addition, the approximately $302.8 million liability associated with outstanding warrants on puttable shares and puttable common stock will be extinguished upon the closing of this offering.
Summary of Risk Factors
Our business is subject to a number of risks of which you should be aware before making a decision to invest in our common stock. These risks are more fully described in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:
Risks Related to Our Business
•
Our ability to succeed is dependent upon our ability to attract trading volume to our exchanges.

•
Global economic, political and financial market events or conditions may negatively impact our business.

•
Our failure to maintain order flow from providers following the expiration of our ERPs could negatively affect our results of operations.

•
Revenues from our market data fees and access fees may be reduced.

•
We face intense competition, including price competition and competition with respect to our proprietary products.

•
If an index provider or service provider of a proprietary product fails to maintain the quality and integrity of their indexes or fails to perform under our agreements with them, or if customer preferences change, revenues may suffer.

•
We are dependent on the members of our senior management team and other key personnel, including highly skilled employees with experience in our industry.

•
Certain of our exchanges have a limited operating history.

•
Financial or other problems experienced by third parties could have an adverse effect on our business.

•
Our cost structure is largely fixed.

Risks Related to Owning a Clearing House
•
We are exposed to risks related to defaults by clearing members, as well as liquidity and credit risks.

•
We may incur large credit exposures on settlement days.

•
Settlement bank failures could pose both credit risks and liquidity risks to our clearing house.

•
If a number of clearing members substantially reduce their open interest, default or withdraw as clearing members, it would be more difficult to absorb and manage risk in the event of a further clearing member’s default.

Risks Related to Our Growth Strategy
•
We may not be successful in offering new services or product offerings.

•
We may need additional funds to grow our business and integrate acquisitions.

•
We intend to opportunistically pursue potential acquisitions and strategic alliances; these types of transactions involve risks and we may not be successful in growing our business through acquisitions or strategic alliance.

•
We may fail to realize the anticipated cost savings, growth opportunities, synergies and other benefits anticipated from mergers and acquisitions or strategic alliance transactions.

•
We may not successfully manage the growth of our business, including through acquisitions or strategic alliances.

•
Developing and launching regulated products in the cryptocurrency and digital asset markets will expose us to additional risks.

Risks Related to Our Technology
•
We may not be able to keep up with rapid technological changes affecting our industry.

•
If we experience significant or recurring systems failures or capacity constraints, or security risks, we may experience a loss of business.

•
Our continued growth will require significant investments in technology.

•
The technology upon which we rely may be vulnerable to various types of security risks.

•
We depend on third-party providers for key exchange components and services.

Risks Related to Our Financial Position
•
We may be required to recognize impairments of our goodwill, other intangible assets or investments.

Risks Relating to Legal and Regulatory Matters
•
We are subject to comprehensive regulation by the SEC, CFTC and the BMA, which can negatively impact our ability to implement needed changes or expand our products or services, and are subject to censures, fines and other legal proceedings if we fail to comply with legal and regulatory obligations.

•
Changes to the regulatory environment may impose new or unanticipated burdens on us.

•
Our compliance with data privacy and data protection laws may result in greater costs for us.

•
Our exchanges have self-regulatory obligations that may create conflicts of interest.

•
If our risk management methods are not effective, our business and reputation may be adversely affected, and we could be harmed by misconduct or errors that are difficult to detect and deter.

•
We are subject to litigation risks and other liabilities.

Risks Relating to Intellectual Property
•
We and our licensors may not be able to protect our intellectual property rights.

•
Any infringement by us on intellectual property rights of others could result in litigation.

•
Our use of open source software code may subject our software to general release or require us to re-engineer our software.

Risks Related to This Offering and Our Common Stock
•
Purchasers in this offering will immediately experience substantial dilution.

•
Future sales and issuances of our common stock could result in further dilution and a decline in our stock price.

•
An active trading market for our common stock may not develop, and the market price of our common stock is subject to fluctuations.

•
If securities or industry analysts do not publish research about us, or if they adversely change their recommendations, our stock price and trading volume could decline.

•
The market price of our common stock is subject to fluctuations.

•
Our amended and restated certificate of incorporation contains provisions that set ownership and voting limitations and a right to redeem shares transferred or owned in violation of these provisions.

•
Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our Company more difficult.

•
Our board of directors is authorized to issue shares of our preferred stock without stockholder approval.

•
We do not currently intend to pay dividends on our common stock.

•
We have broad discretion in the use of the net proceeds from this offering.

•
We may incur significant additional costs and expenses associated with the obligations of being a public company.

•
We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

•
We have identified a material weakness in our internal control over financial reporting and, if our remediation of this material weakness is not effective, or if we are unable to implement and maintain effective internal controls over financial reporting, investors may lose confidence in our financial reports.

General Risk Factors
•
Climate change and the transition to renewable energy pose operational, commercial and regulatory risks.

•
COVID-19 and other health risks could negatively affect our business.

Corporate Information
We were incorporated in 2007 as a Delaware corporation. Our principal executive offices are located at 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540 and our telephone number is (609) 897-7300.
Our website address is www.miaxoptions.com. The information on, or that can be accessed through, our website is not part of this prospectus and is not incorporated by reference herein. We have included our website address as an inactive textual reference only.
Implications of Being an Emerging Growth Company
We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). We will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the consummation of this offering; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), which would occur if the market value of our common stock held by nonaffiliates exceeded $700 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which we have issued more than $1 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•
we will present in this prospectus only two years of audited annual financial statements, plus any required unaudited financial statements, and related management’s discussion and analysis of financial condition and results of operations;

•
we will avail ourselves of the exemption from the requirement to obtain an attestation and report from our independent registered public accounting firm on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended, (the “Sarbanes-Oxley Act”);

•
we will provide less extensive disclosure about our executive compensation arrangements; and

•
we will not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period for any other new or revised accounting standards during the period in which we remain an emerging growth company; however, we may adopt certain new or revised accounting standards early.

THE OFFERING
Common stock offered by us
        shares.
Common stock offered by the selling stockholders
        shares.
Option to purchase additional
shares
        shares.
Common stock to be outstanding after this offering
        shares, or        shares if the underwriters exercise their option to purchase additional shares in full.
Use of proceeds
We estimate that the net proceeds to the Company from this offering will be approximately $      million (or approximately $      million if the underwriters exercise their option to purchase additional shares in full) from the sale of the shares of common stock offered by us in this offering, based on an assumed initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock in this offering by the selling stockholders, which include affiliates of certain underwriters.
We intend to use the net proceeds from this offering to repay in full the outstanding indebtedness under our Senior Secured Loan Agreement and for working capital and general corporate purposes. We may use a portion of the net proceeds for acquisitions of, or investments in, businesses or technologies that complement our business, although we have no present commitments or agreements to enter into any such acquisitions or investments. See “Use of Proceeds” for additional information.
Proposed        trading symbol
“        ”
The number of shares of our common stock that will be outstanding after this offering is based on 115,796,384 shares of common stock outstanding as of January 31, 2022, and reflects:
•
the conversion of all outstanding shares of our Series B preferred stock into an aggregate of 1,167,934 shares of common stock in connection with the completion of this offering; and

•
the conversion of all outstanding shares of our nonvoting common stock into an aggregate of 7,758,145 shares of common stock in connection with the completion of this offering.

The number of shares of common stock outstanding as of January 31, 2022 excludes the following:
•
2,666,835 shares of common stock issuable upon the conversion of Series B preferred stock issuable upon the exercise of stock options outstanding as of January 31, 2022, at a weighted average exercise price of $5.95 per share;

•
40,247,805 shares of common stock issuable upon conversion of nonvoting common stock issuable upon the exercise of stock options outstanding as of January 31, 2022, at a weighted average exercise price of $6.39 per share;

•
35,342,322 shares of common stock issuable upon the exercise of warrants outstanding as of January 31, 2022, at a weighted average exercise price of $4.77 per share;

•
7,679,733 shares of common stock issuable upon the conversion of convertible promissory notes and accrued and unpaid interest thereon outstanding as of January 31, 2022, at a weighted average conversion price of $8.52 per share; and

•
20,000,000 additional shares of common stock reserved for future issuance under our 2022 Equity Incentive Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under our 2022 Equity Incentive Plan.

Except as otherwise indicated, all information in this prospectus reflects and/or assumes:
•
no exercise of the outstanding options, warrants or convertible promissory notes described above;

•
no exercise by the underwriters of their option to purchase additional shares of common stock from us in this offering; and

•
no purchase of common stock in this offering by directors, officers or existing stockholders.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following summary of historical financial and operating data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. We have derived the summary consolidated statements of operations data for the years ended December 31, 2020 and 2021 and consolidated balance sheet data as of December 31, 2021 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.
Consolidated Statement of Operations Data
	Year Ended December 31,
	2021	2020
(in thousands except share and per share amounts)
Total revenues	$751,543	$452,364
Total cost of revenues	570,201	338,562
Revenues less cost of revenues	181,342	113,802
Total operating expenses	157,618	117,999
Operating income (loss)	23,724	(4,197)
Loss before income tax provision	(90,576)	(44,888)
Income tax benefit (expense)	(2,984)	12,820
Net loss	(93,560)	(32,068)
Net loss attributable to non-controlling interest	(151)	(181)
Net loss attributable to Miami International Holdings, Inc.	$(93,409)	$(31,887)
Weighted-average shares of common stock outstanding
Basic	94,251,540	72,359,208
Diluted	94,251,540	72,359,208
Net loss per share attributable to common stock
Basic	$(0.99)	$(0.44)
Diluted	$(0.99)	$(0.44)
Unaudited Pro forma net income (loss) per share attributable to common stockholders
Basic and diluted
Unaudited Pro forma weighted average shares used to compute net common (loss) per share attributable to common stockholders
Basic and diluted
Consolidated Balance Sheet Data
	As of December 31, 2021
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
(in thousands)
Condensed Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$160,900	$	$
Accounts receivable, net	58,409

	As of December 31, 2021
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
Margin and securities deposits	75,261
Total assets	535,272
Accounts payable and other liabilities	72,601
Margin and securities deposits	74,511
Debt	164,080
Other non-current liabilities(3)	303,875
Total liabilities	648,815
Total stockholders’ (deficit) equity	$(113,543)	$	$

(1)
The pro forma consolidated balance sheet data gives effect to (i) the conversion of all outstanding shares of our Series B preferred stock into an aggregate of 822,100 shares of common stock, (ii) the conversion of all outstanding shares of our nonvoting common stock into an aggregate of 7,095,709 shares of common stock and (ii) the extinguishment of the liability associated with outstanding warrants on puttable shares and puttable common stock upon the completion of the offering.

(2)
The pro forma as adjusted column in the consolidated balance sheet data table above gives effect to (i) the pro forma adjustments set out above, (ii) our issuance and sale of shares of common stock in this offering, assuming an initial public offering price of our common stock of $    per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions, estimated offering expenses payable by us, and (iii) the repayment in full of all outstanding borrowings under our Senior Secured Loan Agreement.

(3)
Includes a $302.8 million liability associated with outstanding warrants on puttable shares and puttable common stock.

Selected Operating Data
The following table presents selected operating data for our business for the periods presented. The information set forth below is not necessarily indicative of our future operations and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Key Business Metrics
In addition to the measures presented in our consolidated financial statements, we use the following key business metrics to help us evaluate our business, identify trends affecting our business, formulate business plans and make strategic decisions. The following summarizes changes in certain operational and financial metrics for the year ended December 31, 2021, compared to the year ended December 31, 2020 (in thousands, except percentages, trading days, and as noted below).
	Year Ended December 31,		Increase/ (Decrease)	Percent Change
	2021	2020
Options:
Average daily volume (ADV):
Market ADV (Equity and ETF)	37,170	27,685	9,485	34.3%
MIH ADV (Equity and ETF)	5,310	3,270	2,040	62.4%
Number of trading days	252	253	(1)	-0.4%
Total Options revenue per contract (RPC)(1)	$0.072	$0.092	$(0.020)	-21.7%
MIH Market Share	14.3%	11.8%	2.5%	*
U.S. Equities(2):
ADV:
Market ADV (in millions)	11,395	*	*	*
MIH ADV (in millions)	44	*	*	*
Trading days	252	*	*	*
Equities Capture (per 100 shares)(3)	$(0.070)	*	*	*
Market share	0.39%	*	*	*
Futures(4):
Financial products ADV (total contracts)	2,984	*	*	*
Financial products RPC	$(3.571)	*	*	*
Agriculture products ADV (total contracts)	12,250	*	*	*
Agriculture products RPC	$2.255	*	*	*

*
Not meaningful

(1)
Revenue per contract represents transaction and clearing fees less transaction rebates, brokerage, routing and clearing costs, and Section 31 fees, divided by total contracts traded during the period.

(2)
MIAX Pearl Equities was launched September 29, 2020. Results for 2020 are not included as such results are not meaningful.

(3)
Equities capture per one hundred touched shares refers to transaction fees less liquidity payments and routing and clearing costs divided by the product of one-hundredth ADV of touched shares and the number of trading days for the period.

(4)
MIH acquired MGEX in December 2020. Results for 2020 are not included as such results are not meaningful.

Other Non-GAAP Financial Measures
We collect and analyze operating and financial data to evaluate the health of our business, allocate our resources and assess our performance. In addition to total net revenue, net income (loss) and other results under U.S. generally accepted accounting principles (“GAAP”), we utilize non-GAAP calculations to help evaluate our performance and to help make financial and operational decisions. The following is a reconciliation of net income (loss) allocated to common stockholders to EBITDA and Adjusted EBITDA (in thousands):
	Year Ended December 31,
	2021	2020
Net loss allocated to common shareholders	$(93,409)	$(31,887)
Interest expense and amortization of debt discount	19,301	14,045
Income tax provision	2,984	(12,820)
Depreciation and amortization	21,059	17,364
EBITDA	(50,065)	(13,298)
Investment gain(1)	(19,522)	(89)
Share based compensation(2)	18,112	25,474
Litigation costs(3)	496	437
One-time cash bonus paid to directors(4)	3,885	—
Acquisition-related costs	—	6,963
Loss on change in fair value of warrants on puttable shares and puttable common stock(5)	118,723	26,735
Gain on State NOL sale(6)	(1,034)	—
Gain on extinguishment of debt(7)	(3,153)	—
Adjusted EBITDA	$67,442	$46,222

(1)
Investment gain of $19.5 million represents the gain on the sale of the Company’s investment in Ledger Holdings, Inc. following its sale to West Realm Shires Inc. (“FTX US”) in October 2021.

(2)
Share based compensation represents expenses associated with stock options and warrants that have been granted to employees, directors, and service providers as well as the expense associated with the Equity Rights Program.

(3)
Litigation costs are associated with ongoing litigation related to the Nasdaq matter, see “Business – Legal Proceedings – Nasdaq Matter”.

(4)
One-time cash bonus of $3.9 million paid to directors of the Company and its subsidiaries based on length of service.

(5)
The loss in fair value of warrants on puttable shares and puttable common stock of $118.7 million and $26.7 million for the year ended December 31, 2021 and 2020, respectively, represent the increase in fair value of outstanding warrants and common stock awards issued in connection with the Company’s ERPs I and II that have an associated put right which requires the Company to repurchase a certain percentage of the fair market value of the award upon exercise.

(6)
Gain on sale of State NOL of $1.0 million, represents the sale of New Jersey net operating loss tax credits under a program operated by the state’s Economic Development Authority in 2021.

(7)
Gain on extinguishment of debt of $3.2 million, represents forgiveness of principal and interest for the Paycheck Protection Program (“PPP”) Loan that the Company entered into in April 2020, which was forgiven in June 2021.

See “— Key Business Metrics” and “— Non-GAAP Financial Measures” under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.

RISK FACTORS
A description of the risks and uncertainties associated with our business and ownership of our common stock is set forth below. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Result of Operations” and our consolidated financial statements and the related notes thereto, before making a decision to invest in our common stock. Our business, results of operations, financial condition, or prospects could also be negatively affected by risks and uncertainties that are not presently known to us or that we currently believe are not material. If any of the risks actually occur, our business, results of operations, financial condition, and prospects could be materially and adversely affected. In that event, the market price of our common stock could decline, and you could lose all or part of your investment.
Risks Related to Our Business
A significant portion of our operating revenues is generated by our transaction and clearing-based business. If the amount of trading volume on our markets or clearing volume decreases, or the product mix shifts to lower revenue products, our revenues from transaction and clearing fees will most likely decrease.
Our business is dependent on our ability to attract and maintain order flow, both in absolute terms and relative to other market centers. Approximately 51.7% and 67.7% of our revenues less cost of revenues for the fiscal years ended December 31, 2021 and 2020, respectively, were from transaction and clearing fees.
Our exchanges’ current market participants and any market participants that our exchanges obtain in the future could decide to reduce their level of trading activity for any reason, including:
•
a reduction in trading demand by customers;

•
heightened capital maintenance requirements or other regulatory or legislative requirements;

•
reduced access to capital required to fund trading activities; and

•
significant market disruptions.

Trading volumes and values are directly affected by economic, political and market conditions, broad trends in business and finance, unforeseen market closures or other disruptions in trading, the level and volatility of interest rates, inflation, changes in price levels of securities and the overall level of investor confidence.
If the amount of trading volume on our exchanges were to decrease, we would likely see a decrease in fees. If we are unable to maintain our current trading volume or grow the trading volume on our exchanges, our financial performance would be negatively affected.
In addition, transaction fees generated are different based on type of product and other factors, including the type of customer and certain volume discounts. If the amount of our trading volume decreases, the mix traded shifts to our lower revenue per contract products, our revenues from transaction fees will most likely decrease. We can offer no assurance that we would be able to reduce our costs to match the amount of any such decrease.
Global economic, political and financial market events or conditions may negatively impact our business.
Adverse macroeconomic conditions, including recessions, inflation, supply chain issues, labor shortages, government shutdowns, currency fluctuations, interest rate changes, Russia’s military invasion of Ukraine and other geopolitical events or conflicts, international trade disputes, including the imposition of tariffs or other protectionist measures, actual or anticipated large-scale defaults or failures or slowdown of global trade have in the past negatively impacted consumer and corporate confidence and resulted in reductions in consumer, government and corporate spending, and could have such effects in the future, and in turn impact our business.
A substantial portion of our revenues are derived from data services fees and fees for transactions executed and cleared in our markets. The market data subscriptions and trading volumes in our markets could decline substantially if our market participants reduce their level of spending or trading activity for any reason, including:
•
adverse market conditions that curtail the addition of new customers or cause a decrease in purchases by our existing customers for our products and services;

•
weakness in the macroeconomic environment that causes our customers to delay or cancel existing orders or subscriptions;

•
cost-cutting pressures across the industry or decrease in demand for our products and services that lead to a reduction in price;

•
consolidation in our markets or the markets of our customers that results in a reduction in the number of market participants;

•
a reduction in trading demand by customers or a decision to curtail or cease hedging or speculative trading;

•
regulatory or legislative changes impacting our business, our customers and financial markets;

•
political uncertainty and discord could negatively impact us if we are viewed as taking a political stance that is contrary to our customers’ beliefs or principles;

•
the impact of climate change and the transition to renewable energy and away from crude oil;

•
disruptions due to terrorism, war, pandemics or other catastrophes;

•
a prolonged decrease in volatility in the financial markets;

•
heightened capital and margin requirements or mandated reductions in leverage resulting from new regulations;

•
defaults by clearing or exchange members or the inability of participants to pay out contractual obligations;

•
unforeseen market closures, suspensions of outcry trading or other disruptions in trading and clearing;

•
changes to our contract specifications that are not viewed favorably by our market participants; or

•
reduced access to, or availability of, capital required to fund trading activities.

A reduction in our overall trading volume could render our markets less attractive to market participants as a source of liquidity, which could result in further loss of trading volume and associated transaction-based revenues. A reduction in trading volumes could also result in a corresponding decrease in the demand for our market data, which would further reduce our overall revenue.
U.S. trade and diplomatic tensions, U.S. government policies toward China and Russia, including sanctions laws, executive orders and other regulations, particularly those related to Russia’s military invasion of Ukraine and Chinese or Russian government policies toward U.S. companies and Chinese or Russian companies listed on U.S. exchanges, are likely to impact our existing business and future opportunities.
Our failure to maintain order flow from providers following the expiration of our ERPs could negatively affect our results of operations.
We have entered into arrangements with order flow providers of our MIAX Exchanges whereby MIH would issue providers warrants to acquire an equity interest in MIH in exchange for such order flow providers providing order flow to the applicable MIAX Exchange. The warrants issued to the providers under these programs generally vest upon the satisfaction of certain performance targets relating to order flow having been achieved by the order flow providers.
Since September 2013, we have implemented five ERPs, with a number of participating member firms in MIAX Options, MIAX Pearl and MIAX Pearl Equities, respectively, whereby such firms acquired the ability to earn warrants to purchase MIH common stock in exchange for the delivery of a certain fixed percentage of average daily volume (“ADV”), over certain measurement periods. As of the date hereof, we have one active ERP, ERP V (applicable to MIAX Pearl Equities). Pursuant to the terms of the warrants outstanding under ERP V, our ERP participants will become 100% vested in any unvested ERP V warrants that remain subject to vesting in connection with the completion of this offering.
We cannot predict whether the firms that participated in our ERPs will continue to be incentivized to provide the same level of order flow to MIAX Options, MIAX Pearl or MIAX Pearl Equities, as applicable, after this offering and once their warrants have vested or after such participants have sold their shares of our common stock in the offering or thereafter. A number of these ERP participants are expected to be selling stockholders in this offering.
Furthermore, we may face competition from our ERP participants and other exchange members who already have or may acquire an ownership interest in competing businesses (including other national securities exchanges, dark pools, alternative trading systems (“ATSs”) and electronic communication networks (“ECNs”)). These businesses may compete with us, either in relation to existing product and service offerings or any diversification of our product and service offerings into new asset classes and/or new geographic locations.
Revenues from our market data fees and access fees may be reduced due to declines in our market share, trading volumes or regulatory changes.
The occurrence of any event that reduces the amount of market data fees that we receive, whether as a result of fee reductions, fewer members subscribing to the U.S. tape plans or other market data offerings, declines in market share, trading volumes, or notional volumes, or regulatory changes may have a direct negative impact on our business, financial condition, and operating results. For example, if our market share of U.S. listed equities and options were to decline, our share of market data fees could also decline. Moreover, market data fees could decline as a result of a reduction in the number of market data users, because of, for example, consolidation among market data subscribers or due to a decline in professional subscriptions as a result of staff reductions in the financial services industry or otherwise.
Regulatory developments could also reduce the amount of revenue that we obtain from exchange non-transaction fees, such as connectivity, access, and market data fees, related to our U.S. equity and equity options exchanges. With respect to our U.S. equities and equity options exchanges, our ability to assess non-transaction fees, including connectivity fees, access fees, and market data fees are subject to review by the SEC. There continue to be opposing industry viewpoints and challenges to the extent that U.S. equities and equity options exchanges should be able to charge for market access or increase such fees, including connectivity fees, access fees, and market data fees, and the ability to increase such non-transaction fees could be impacted.
If new constraints are placed on our ability to charge for market access, including non-transaction fees such as connectivity fees, access fees, or market data fees in the United States, it could have a negative impact on our revenues. On May 21, 2019, the SEC issued “Staff Guidance on SRO Rule Filings Relating to Fees.” This guidance relates to market data and connectivity filings and requires a significant amount of information related to exchange costs be included in fee filings, in order to justify the fees. We cannot predict whether, or in what form, any additional regulatory or other changes will take effect or their impact on our business. A determination by the SEC or a court, for example, that the SEC must link non-transaction fees to marginal costs, take a more active role in the non-transaction fee rate-setting process, or reduce the current levels of non-transaction fees, could have an adverse effect on our non-transaction fee revenue. If we are unable to maintain or increase the non-transaction fees on our exchanges, our financial performance may be negatively affected.
We face intense competition. If we are unable to successfully compete, our business, financial condition and operating results may be materially adversely affected.
The market for trade execution services, clearing and products is intensely competitive in the asset classes in which we operate. We face competition from other securities, options and futures exchanges, OTC markets, clearing organizations, consortia formed by our members and large industry participants, ATSs, technology firms, including market data distributors and electronic trading system developers, and others. Increased competition may result in a decline in our share of trading activity and a decline in our revenues from transaction and clearing fees and market data fees, thereby materially adversely affecting our operating results. We compete with a number of entities on several different fronts, including the cost, quality and speed of our trade execution, functionality and ease of use of our trading and clearing platforms, the range of our products and services, our technological innovation and adaptation and our reputation. See “Business — Competition.”
Some of our competitors have longer operating histories and have greater financial, marketing, technological, personnel and other resources than we do. These factors may enable them to develop similar or more innovative products, to offer lower transaction and clearing fees or better execution to their customers or to execute their business strategies more quickly or efficiently than we can. In addition, our business, financial condition and operating results may be materially adversely affected if we cannot successfully develop, introduce and/or market new services and products or if we need to adopt costly and customized technology for our services and products.
Existing or new competitors may:
•
respond more quickly to competitive pressures;

•
develop products that compete with our products or are preferred by our customers;

•
offer products and services at prices below ours to gain market share or to promote other businesses;

•
develop and expand their technology and service offerings more efficiently;

•
provide better, more user-friendly and more reliable technology;

•
take greater advantage of acquisitions, alliances and other opportunities that may provide a competitive advantage;

•
market, promote, bundle and sell their products and services more effectively;

•
leverage existing relationships with customers and partners more effectively or exploit brand names to market and sell their services; and

•
exploit regulatory disparities between traditional, regulated exchanges and alternative markets, including over-the-counter markets for equity securities, that benefit from a reduced regulatory burden and lower-cost business model.

Our success will depend on our ability to maintain and expand our product and service offerings, our customer base and our technology. To remain competitive, we must continue to enhance and improve the responsiveness, functionality, accessibility and reliability or our electronic platforms and our proprietary technology. The financial services industry is characterized by rapid technological change, change in use patterns, change in client preferences, frequent product and service introductions, and the emergence of new industry standards and practices.
If our products, markets, services and technology are not competitive or we fail to anticipate or respond adequately to changes in technology, customer preferences and regulatory requirements or any significant delays in product development efforts our business, financial condition and operating results could be materially harmed.
Our business may be adversely affected by price competition.
The business of operating exchanges is characterized by intense price competition. The pricing model for trade execution for options has changed in response to competitive market conditions and we and our competitors have adjusted transaction fees and fee structures accordingly. These changes have resulted in significant pricing and cost pressures on us, especially on transaction fees for our multiple-listed products. It is likely that this pressure will continue and even intensify as our competitors continue to seek to increase their share of trading by further reducing their transaction fees or by offering other financial incentives to order providers to induce them to direct orders to their markets.
It is possible that one or more of our competitors may engage in aggressive pricing strategies and significantly decrease or completely eliminate their profit margin for a period of time in order to capture a greater share of trading volume. Some order-providing firms on our exchanges have taken equity positions in other exchanges that compete with us.
Competition from other venues with respect to our proprietary products could negatively impact our revenues.
We hold exclusive licenses to list securities index options and futures on the SPIKES Index, as well as other indexes, granted to us by the owners of such indexes. We anticipate that moving forward a larger portion of our revenues will be generated by exclusively-licensed products (including SPIKES options and futures).
Our competitors have developed, offer and provide, or may in the future develop, offer and provide, a market for the trading of products that are similar to those products that we offer or plan to offer and we may not be successful at taking away volume from other exchanges’ products. It is also possible that a third party may offer trading in products that are the same as those that are the subject of one of our exclusive licenses, but in a jurisdiction in which the owner cannot require a license or in a manner otherwise not covered by our exclusive license. The value of our licenses to exclusively list securities index options and futures also depends on the continued ability of index owners to require licenses for the trading of options and futures based on their indexes.
Specifically, the SPIKES Index and exclusively-licensed products (including SPIKES options and futures) are a new set of products which compete against an asset class that has dominance and a historical presence in the market and as a result, we may or may not get adopters to trade these SPIKES products which could lead to lower than anticipated revenues generated by these products. It takes time to compete with an established product and gain market share in a competing product and the amount of time it may take to gain market share cannot be reasonably estimated.
If one or more of the index providers from which we have licenses or service providers with respect to proprietary products fail to maintain the quality and integrity of their indexes or fail to perform under our agreements with them, or if customer preferences change, or if we fail to maintain the quality and integrity of our proprietary indexes or fail to perform under our license or service provider agreements, revenues we generate from trading in these proprietary products or the calculation and dissemination of index values may suffer.
We are a party to license agreements pursuant to which we may list for trading derivatives on certain indexes including a license that we have with T3 for the SPIKES Index. These license agreements provide that we are authorized to list products based on the licensor’s indexes. The quality and integrity of each of these indexes are dependent on the ability of the index providers, including us, to maintain the index, including by means of the calculation and rebalancing of the index, and calculating final settlement prices for products based on the indexes, and are dependent on the index providers for a number of things, including providing index data.
We also rely on index providers to enforce intellectual property rights against unlicensed uses of the indexes and uses of the indexes that infringe on our licenses. Furthermore, some of our agreements concerning our proprietary products provide for the parties to those agreements to provide important services to us. If we or any of our index providers are unable to maintain the quality and integrity of their indexes, or if any of the index providers or service providers, or we, fail to perform our obligations under these agreements, trading in these products, and therefore transaction fees we receive, may be adversely affected or we may not receive the financial benefits of the agreements that we negotiated.
We are dependent on the members of our senior management team and other key personnel.
We are highly dependent upon our Chairman and Chief Executive Officer, Thomas P. Gallagher, our Executive Vice President and Chief Information Officer, Douglas M. Schafer, Jr. and our Executive Vice President, General Counsel and Corporate Secretary, Barbara J. Comly. Each of these individuals’ talents and leadership have been, and continue to be, critical to our success. The diminution or loss of the services of any one of these individuals for any reason, and any negative market or industry perception arising from that diminution or loss, would have a material adverse effect on our business.
Our success also depends largely on the efforts and abilities of the other key members of our senior management team. A number of these individuals have worked together closely since our inception in 2007.

Several members of our senior management team are subject to employment agreements. The agreements for Mr. Gallagher and Ms. Comly each have terms through December 31, 2024. The agreement for Mr. Schafer has a term through September 30, 2023, with one automatic one-year extension unless Mr. Schafer gives us 90 days’ advance written notice that he does not wish to extend the term. Notwithstanding the foregoing, an employment agreement and the corresponding employment relationship between us and our senior management may be terminated at any time by either party with or without cause or advance notice. Accordingly, it is possible that one or more members of our senior management team could resign, including to work elsewhere. Because each member of our senior management team has a different area of specialization, the departure of any one of these individuals could create a deficiency in one of the core aspects of our business, particularly given our small number of employees relative to our competitors.
We are also dependent on the efforts of our team of technology professionals, many of whom have been with us for several years, and on our ability to recruit and retain highly skilled and often specialized personnel, particularly in light of the rapid pace of technological advances. The level of competition in our industry for individuals with this level of experience or these skills is intense. Significant losses of key personnel, particularly to competitors, could make it difficult for us to compete successfully. In addition, we may be unable to attract and retain qualified management and personnel in the future, including in relation to any diversification of our product and service offerings into new asset classes and/or new geographic locations.
The loss of the services of these persons for any reason, as well as any negative market or industry perception arising from those losses, could have a material adverse effect on our business, financial condition and operating results.
Effective succession planning is also important to our long-term success. Failure to ensure effective transfer of knowledge and smooth transitions involving our management team and key employees could hinder our strategic planning and execution.
We are dependent on highly skilled employees with experience in our industry and a failure to attract and retain highly skilled employees could adversely affect our business and our future growth.
Our business is also dependent on highly skilled employees who provide specialized services to our members and oversee our technology and compliance functions. The competition in the technology industry for qualified employees is intense and many of these employees with extensive knowledge and experience in highly technical and complex areas of the technology industry, including the options and equities trading industry, “big data” and other technology firms are difficult to attract and retain. Because of the complexity and risks associated with our business and the specialized knowledge required to conduct this business effectively, and because the growth in this industry has increased demand for qualified personnel, many of our employees could find employment at other well established financial technology companies if they chose to do so, particularly if we fail to provide competitive levels of compensation. We also compete for talent with large and well-known technology companies outside of the financial services industry. If we fail to retain our current employees, it would be difficult and costly to identify, recruit and train replacements needed to continue to implement and expand our business. In particular, failure to retain and attract qualified systems and compliance personnel could result in systems errors, technology failures or regulatory infractions. This could ultimately harm our reputation and we may incur additional costs.
Certain of our exchanges have a limited operating history, which may make it difficult to evaluate our business and prospects.
We launched our first options exchange, MIAX Options, in 2012. However, our other exchanges have shorter operating histories. MIAX Pearl Options was launched in February 2017, MIAX Emerald was launched in March 2019 and MIAX Pearl Equities launched in September 2020. We completed the acquisitions of each of BSX and MGEX in December 2020.
We will encounter risks and difficulties frequently experienced by early-stage companies in rapidly evolving industries such as ours. These risks and difficulties include, but are not limited to, our ability to:
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attract and retain members;

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expand and enhance reliable and cost-effective product and service offerings to members;

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respond effectively to competitive pressures;

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diversify our sources of revenues;

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respond to regulatory changes or demands;

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maintain adequate control of our expenses;

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operate, support, expand and develop our operations, trading venues, technology, communications and other systems;

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manage growth in personnel and operations; and

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increase awareness of our brand or market positioning.

If we are unsuccessful in addressing these risks or in executing our business strategy, our business, financial condition and results of operations may suffer.
Financial or other problems experienced by third parties could have an adverse effect on our business.
We are exposed to credit risk from third parties, including customers, clearing agents and counterparties. Our customers and other third parties may default on their obligations to us due to a lack of liquidity, operational failure, bankruptcy or other reasons. For example, we are exposed to credit risk for transaction fees we bill to customers on a monthly basis in arrears. We limit our exposure to credit risk by evaluating the counterparties with which we make investments and execute agreements.
Our exposure to credit risk may be further impacted by volatile securities markets that may affect the ability of our customers, counterparties and other third parties to satisfy their obligations to us. Moreover, we may not be successful in managing our credit risk through policies, safeguards and risk management procedures. Any losses arising from such defaults or other credit losses could materially adversely affect our financial condition and operating results.
Our cost structure is largely fixed. If we are unable to reduce our costs if our revenues decline, our profitability will be adversely affected.
Our cost structure, with the exception of cost of revenues directly tied to trading volumes and stock-based compensation, is largely fixed. We base our cost structure on historical and expected levels of demand for our products and services. If demand for our products and services and our resulting revenues decline, we may not be able to adjust our cost structure on a timely basis. In that event, our profitability will be adversely affected.
Risks Related to Owning a Clearing House
We are exposed to risks related to defaults by clearing members and liquidity risks.
There are risks inherent in operating a clearing house, including exposure to market and counterparty risk, market liquidity risks, defaults by clearing members and risks associated with custody and investing margin or guaranty fund assets provided by clearing members to our clearing house, which could subject our clearing business to substantial losses.
By substituting our clearing house as counterparty to our clearing members in each transaction, we are exposed to liquidity risks in that we must fulfill our payment obligations as central counterparty to non-defaulting members for each daily settlement cycle. It is critical that we perform our obligations without delay so that questions about our solvency do not arise and to comply with CFTC regulations.
In the event of a default by a clearing member, depending on the product, we would first apply assets of the defaulting clearing member to satisfy its payment obligation, including excess funds, security deposits, margins and performance bonds. If the defaulting member’s assets are insufficient to cure the loss, MGEX would use its own capital in the form of the dedicated clearing house reserve funds. Thereafter, the guaranty fund contributions of non-defaulting clearing members would be applied to mutually share the loss. As a last resort, MGEX’s working capital reserve for such defaults would be applied to cover the loss. A member that is not dependent on our clearing house’s services may seek to exit our clearing house if it anticipates problems, including as a result of the types of futures products we offer or may offer in the future. If a significant number of our clearing members were to exit our clearing house, our clearing business would be materially and adversely affected.
Although MGEX has policies and procedures to help ensure that clearing members can satisfy their obligations, such policies and procedures may not succeed in fully preventing losses after a member’s default. In addition, although we believe that we have carefully analyzed the process for setting margin rates and our financial safeguards, it is a complex process and there is no guarantee that our procedures will adequately protect us from the risks related to clearing these products. We cannot assure you these measures and safeguards will be sufficient to protect us from a default or that we will not be materially and adversely affected in the event of a significant or multiple defaults.
We may incur large credit exposures on settlement days.
We may incur large credit exposures on settlement days, when the full principal value of transactions may be at risk. This can occur if, upon maturity, futures contracts are settled through delivery and delivery versus payment (“DVP”) is not achieved. If a commodity or underlying instrument is delivered prior to receipt of payment, the deliverer risks losing its full value. Many products traded by derivatives exchanges call for cash settlement rather than delivery, and principal risk is thereby eliminated. These cash settlements are generally handled through the same channels as other cash payments. However, certain contracts that are settled through physical delivery have resulted in quite substantial deliveries in recent years. In these cases, where a DVP mechanism is not available clearing houses have used other techniques (prepayment, third-party guarantees) to limit the size of exposures or the risk of loss.
The amounts owed by clearing members in any particular intra-day variation cycle or end-of-day settlement cycle depend on the open positions held by those clearing members and on changes in the market value of those positions. In each settlement cycle, a given clearing member may owe our clearing house money or may be owed money by our clearing house. The amount owed to the clearing house, if any, by a single clearing member can vary quite considerably from day to day. Moreover, because multiple clearing members use the same settlement bank, the total exposure to a settlement bank could far exceed the largest exposure to any single clearing member.
Settlement bank failures could pose both credit risks and liquidity risks to our clearing house.
We use commercial settlement banks to effect daily cash settlements and, therefore, are exposed to the risks of settlement bank failures. Such failures could pose both credit risks and liquidity risks to our clearing house. The size of our clearing house’s credit and liquidity exposures to our settlement banks may be quite significant depending on: (1) the amounts owed to our clearing house by clearing members that utilized the settlement bank on the date of its failure; (2) the timing of the settlement bank’s failure; and (3) the terms of the applicable agreements between our clearing house and its clearing members and settlement banks.
Our clearing house may also make demand deposits with banks that are secured only to the value of FDIC insurance or other national deposit guarantee schemes, which is small, and therefore, the deposits may in significant part be lost in the event one of these banks becomes insolvent.
If a number of clearing members substantially reduce their open interest, default or withdraw as clearing members, the concentration of risks within our clearing house will be spread among a smaller pool of clearing members, which would make it more difficult to absorb and manage risk in the event of another clearing member’s default.
Clearing members in MGEX have provided margin and security deposits with an aggregate balance of $75.3 million in cash and $336.4 million in U.S. Treasury bills as of December 31, 2021. We have an obligation to return margin and security deposit contributions to clearing members to the extent that the relevant member’s risk based on its open contracts to the clearing house is reduced. If a number of clearing members substantially reduce their open interest, default or withdraw, the concentration of risks within our clearing house will be spread among a smaller pool of clearing members, which would make it more difficult to absorb and manage risk in the event of a further clearing member’s default.
BSX acts as the central counterparty for the settlement of domestic market transactions and uses the services of the Butterfield Bank in Hamilton Bermuda as its settlement bank. Should Butterfield Bank experience an operating interruption, cash settlement of BSX executed transactions would be impacted. This failure could have reputational implications for BSX.
Our clearing house seeks to offer customers, intermediaries and clearing members universal access in order to maximize the efficient use of capital, exercise appropriate oversight of value at risk and maintain operating leverage from clearing activities on our exchanges. Clearing members from some of the larger clearing houses have expressed the view that clearing members should control the governance of clearing houses or that clearing houses should be operated as utilities rather than as part of for-profit enterprises. Some of these members, along with certain industry associations, have sought, and may seek in the future, legislative or regulatory changes to be adopted that would facilitate mechanisms or policies that allow market participants to transfer positions of futures or options from an exchange-owned clearing house to a clearing house owned and controlled by clearing firms. If these legislative or regulatory changes are adopted, our revenues and profits could be adversely affected.
Risks Related to Our Growth Strategy
We may not be successful in offering new services or product offerings.
We have spent and may continue to spend substantial time and money developing new service and product offerings and improving current product or service offerings. Our current portfolio of proprietary products includes the SPIKES Volatility products, BRIXX Commercial Real Estate products, and Tax Rate products as well as the traditional MGEX exclusively listed Hard Red Spring Wheat product.
We anticipate launching several new products in the future, including futures and options on cryptocurrencies, diamonds, agriculture, and other financial products, subject to regulatory approval. If our future product launches are not successful, we may miss a potential market opportunity and not be able to recover the costs of such initiatives. Delays in obtaining any required regulatory approval associated with new product offerings may also delay or limit our ability to benefit fully from these offerings. Further, we have entered into and may seek in the future to enter into or increase our presence in markets that already have established competitors who may enjoy the protection of high barriers to entry, among other advantages.
We will need to invest in our operations to maintain and grow our business and to integrate acquisitions, and we may need additional funds, which may not be readily available.
We depend on the availability of adequate capital to maintain and develop our business. Although we believe that we can meet our current capital requirements from internally generated funds, cash on hand and borrowings under our credit facilities, together with the proceeds from this offering, if the capital and credit markets experience volatility, access to capital or credit may not be available on terms acceptable to us or at all. Limited access to capital or credit in the future could have an adverse effect on our ability to refinance debt, meet our regulatory capital requirements, engage in strategic initiatives, make acquisitions or strategic investments in other companies, pay dividends, repurchase our stock or react to changing economic and business conditions. If we are unable to fund our capital or credit requirements, it could have an adverse effect on our business, financial condition and operating results.
In addition to our debt obligations, we will need to continue to invest in our operations for the foreseeable future to integrate acquired businesses and to fund new initiatives. If we do not achieve the expected operating results, we will need to reallocate our cash resources. This may include borrowing additional funds, or diverting investments in new service or products or passing on opportunities that we find to be attractive investments, which may slow our growth initiatives.
Should we need to raise funds through issuing additional equity, our equity holders will suffer dilution. Should we need to raise funds through incurring additional debt, we may become subject to covenants more restrictive than those contained in our credit facilities and other debt instruments. Furthermore, if adverse economic conditions occur, we could experience decreased revenues from our operations, which could affect our ability to satisfy financial and other restrictive covenants to which we are subject under our existing indebtedness.
Our failure to manage the growth of our business could harm us.
We have experienced significant growth in our business since our inception in 2007. We launched our first options exchange, MIAX Options, in 2012. MIAX Pearl was launched in February 2017, MIAX Emerald was launched in March 2019 and MIAX Pearl Equities was launched in September 2020. We completed the acquisitions of each of BSX and MGEX in December 2020. While the MIAX Exchange Group’s overall market share has increased since the launch of MIAX Options, there is no guarantee this will continue in the future.
We may need to expand and adapt our operational infrastructure and increase the number of our personnel to pursue growth opportunities. Our business relies on the MIAX Exchanges and exchange technology, new trading products, including proprietary products, and other operational and financial reporting and control systems. To effectively manage our growth, we will need to continue to upgrade and improve the MIAX Exchanges and exchange technology, new trading products, including propriety products, and other operational and financial systems, procedures and controls. In particular, as our exchange technology grows, any failure of our exchange technology to accommodate the increasing number of transactions and order flow could adversely affect our business and ability to collect revenue. These upgrades and improvements will require a dedication of resources and in some cases are likely to be complex. If we are unable to adapt our systems and technology in a timely manner to accommodate our growth, our business may be adversely affected.
We intend to opportunistically pursue potential acquisitions and strategic alliances; these types of transactions involve risks and we may not be successful in growing our business through acquisitions or strategic alliances.
As part of our growth strategy, we intend to continue evaluating potential acquisition opportunities and strategic alliances. Any such transaction may be effected quickly, may occur at any time and may be significant in size relative to our existing assets and operations. The market for acquisition targets and strategic alliances is highly competitive, particularly in light of increasing consolidation in the securities trading industry, which may adversely affect our ability to find acquisition candidates or strategic partners that fit our growth strategy and our investment parameters. These transactions involve numerous risks, including, among others:
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failure to achieve financial or operating objectives;

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failure to successfully and timely integrate any operations, products, services or technology we may acquire or combine with in a strategic alliance;

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diversion of management’s and other key personnel’s attention;

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failure to obtain necessary regulatory or other approvals; and

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potential loss of customers or personnel.

Our continued growth may require increased investment by us in technology, facilities, personnel, and financial and management systems and controls. It also will require expansion of our procedures for monitoring and assuring our compliance with applicable regulations, and we will need to integrate, train and manage a growing employee base. The expansion of our existing businesses, any expansion into new businesses and the resulting growth of our employee base will increase our need for internal audit and monitoring processes, which may be more extensive and broader in scope than those we have historically required. We may not be successful in identifying or implementing all of the processes that are necessary. Further, unless our growth results in an increase in our revenues that is proportionally greater than or equal to the increase in our costs associated with this growth, our business, financial condition and operating results may be materially adversely affected.
Failure to successfully manage any acquisition or strategic alliance we may make in the future could adversely affect our growth strategy and our future profitability. Furthermore, future acquisitions or strategic alliances may require significant resources and may result in significant unanticipated losses, costs or liabilities.

We may fail to realize the anticipated cost savings, growth opportunities, synergies and other benefits anticipated from mergers and acquisitions or strategic alliance transactions.
Integration of companies is complex and time consuming, and requires substantial resources and effort. For any merger or acquisition we engage in, we will have to successfully combine the businesses in a manner that permits expected cost savings and synergies to be realized. The integration process and other disruptions resulting from mergers or acquisitions may also disrupt each company’s business or cause inconsistencies in standards, controls, procedures and policies that could adversely affect our relationships with market participants, employees, regulators and others with whom we or the target entity has business or other dealings or our ability to achieve the anticipated benefits of the merger or acquisition. In addition, difficulties in integrating the businesses or any negative impact on the regulatory functions of any of our companies could harm the reputation of the companies. We may not successfully achieve the integration objectives, and we may not realize the anticipated cost savings, revenue growth and synergies in full or at all, or it may take longer to realize them than expected, which could negatively impact our results of operations or financial condition.
Developing and launching regulated products in the cryptocurrency and digital asset markets would expose us to additional risks.
We may seek to develop and launch regulated cryptocurrency and digital asset products. There can be no assurances that we would be successful in developing and launching such products if we decide to expand into this market or that we will be able to secure or maintain the necessary regulatory approvals; receive support from market participants, industry partners and users to develop and launch products as planned; or realize the expected return on our investment.
The blockchain ecosystem is highly innovative, rapidly evolving and characterized by intense competition, experimentation and frequent introductions of new products and services, and is subject to uncertain and evolving industry and regulatory requirements. We have limited experience in the digital assets space. The creation and operation of a cryptocurrency derivatives or digital asset trading market would be subject to potential technical, legal and regulatory constraints. Any problems that we encounter, including technical, legal and regulatory problems, could negatively impact our ability to ability to enter this market.
The regulatory and legislative framework is unsettled with respect to many forms of digital assets, which means that federal, state or international regulators or legislators may curtail or prohibit the acquisition, use or redemption of certain digital assets.
Risks Related to our Technology
We may not be able to keep up with rapid technological changes affecting our industry.
Our industry is characterized by rapidly changing technology, evolving industry standards and regulations, changes in use and user requirements and preferences, and frequent product and service introductions embodying new technologies. Our failure to anticipate or respond adequately to these changes or any significant delays in product development efforts could have a material adverse effect on our business. Remaining competitive in a rapidly changing industry depends upon our being able to attract and retain a highly-skilled technology staff and our ability to invest the financial resources necessary to keep our systems up to date. If we fail to do so, our systems could become less competitive, resulting in decreased trading volumes, which would have a material adverse effect on our business, financial condition and operating results.
If we experience significant or recurring systems failures or capacity constraints, our reputation may be harmed and we may experience a loss of business.
Our business is dependent on our ability to process, execute and monitor, in an efficient and uninterrupted manner, a large number of transactions, which occur at high volumes and frequencies across multiple systems, and our ability to access key business data, financial information, order processing and invoicing. We rely on the capacity, reliability and security of our information technology and communications and other business systems and software supporting our operations. Our systems, or those of our third-party providers, including cloud providers, may fail or be shut down or may operate slowly due to capacity constraints, resulting in one or more of the following:
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unanticipated disruptions in service to our customers;

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slower response times and delays in our users’ trade execution, clearing and processing;

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failed settlement of trades;

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incomplete or inaccurate accounting, recording or processing of trades;

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distribution of inaccurate or untimely market data to participants who rely on this data in their trading activity;

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financial losses;

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security breaches;

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litigation or other user claims;

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loss of users; or

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regulatory sanctions.

If any of these events occur, our business, financial condition and results of operations could be materially adversely affected.
While we have programs in place to identify and minimize our exposure to vulnerabilities and work in collaboration with the technology industry to share corrective measures with our business partners, we cannot guarantee that such events will not occur in the future. Our markets have experienced occasional system failures in the past and could experience future systems failures. Such events may undermine users’ confidence in our products and services, or otherwise negatively affect our business.
Our continued growth will require significant investments in technology. If we are unable to increase the capacity and capabilities of our systems our business could be materially adversely affected.
If we cannot upgrade and expand our systems as may be needed from time to time to address increased demand or if our systems otherwise fail to perform, we could experience unanticipated disruptions in service, slower response times and delays in the introduction of new products and services. Any system issue that causes an interruption in services, decreases the responsiveness of our services or otherwise affects our services may result in damage to our reputation and a loss of business.
We will need to continue to make significant investments in hardware, software and telecommunications infrastructure to accommodate increased trading and clearing activity as our business grows. If we are unable to increase the capacity and capabilities of our systems to accommodate increasing trading and clearing activity, our ability to maintain or expand our businesses would be materially adversely affected.
The technology upon which we rely, including technology provided by third parties, may be vulnerable to security risks, cybersecurity risks, operational disruptions, and other risks and events that could harm our business.
The secure and reliable operation of our technology, including our computer systems and communications networks, and those of our service providers and market participants, is critical to our business. Our technology, our people, our third-party service providers and our users may be vulnerable to targeted attacks, such as “phishing” attacks, unauthorized access, fraud, computer viruses, denial of service attacks, terrorism, “ransom” attacks, firewall or encryption failures or other security risks. The financial services industry has been the target of criminal groups, political activist groups and nation-state actors, and our role as a financial services provider may place us at greater risk than other public companies for a cyber-attack or other information security threats. While we have not experienced cyber-attacks that are individually, or in the aggregate, material, we have experienced cyber incidents of varying degrees in the past. Our usage of mobile and cloud technologies may increase our risk for a cyber-attack. Our security defenses may also be impacted or breached due to employee error, malfeasance, system errors or vulnerabilities.

Outside parties may attempt to fraudulently induce employees, or users, to disclose sensitive information in order to gain access to our technology systems and data, or our users’ data.
We maintain policies, procedures and controls designed to protect the confidentiality, integrity, availability and reliability of the MIAX Exchange systems, networks and information more broadly, and to guard against cybersecurity incidents and unauthorized access. These policies, procedures and controls are subject to periodic monitoring, auditing, and evaluation practices, pursuant to our enterprise risk management program. Our employees must also participate in cybersecurity and data privacy training programs, which include simulations and response readiness tests. Independent third-party cybersecurity penetration assessments are also routinely performed. These safeguards and measures may nevertheless prove insufficient to prevent cybersecurity incidents, subjecting us to potential liability and damages, loss of business, penalties, unfavorable publicity, damage to our reputation, and increased scrutiny from our regulators, all of which could materially affect our business.
Although we have insurance and limitations of liability under the rules of our exchanges against some cyber and privacy risks and attacks, we may be subject to litigation and financial losses that exceed these policy or exchange rules limits or are not covered under any of our insurance policies or such exchange rules limitations. We may be required to expend significant resources in the event of any real or threatened breaches in security or system failures, including to protect against threatened breaches, to alleviate damage caused by an actual breach, and to address any reputational harm or litigation or regulatory liability. Security breaches could result in the loss of market participants, declines in trading volume, and could negatively impact our competitive position and our business, financial condition and operating results.
We are also subject to laws and regulations regarding data protection and data security as well as oversight by the SEC as to our cybersecurity practices. As cyber threats continue to evolve and increase, and as the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, we may be required to devote significant additional resources to modify and enhance our security controls and to identify and remediate any security vulnerabilities, which could have an adverse effect on our business, financial condition and operating results.
We depend on third-party providers for key exchange components and services that are important to our business. An interruption or cessation of such components or services by any third party could have a material adverse effect on our business.
We depend on a number of third-party providers, such as banks, telephone companies, internet service providers, data processors, cloud hosting providers, data center providers, and software and hardware vendors, for aspects of our trading, clearing and other systems, as well as communications and networking equipment, computer hardware and software and related support and maintenance.
We also depend on third-party providers with whom we have contracted for key exchange components and services, like clearing organizations such as the Options Clearing Corporation (“OCC”), the Depository Trust & Clearing Corporation (“DTCC”), routing broker-dealers, processors of market information such as UTP, CTA and Option Price Reporting Authority (“OPRA”), CME for MGEX trading and various vendors of communications and networking products and services.
With respect to options, all contracts traded on our exchanges must be cleared through clearing members of OCC. Should one of these clearing members or liquidity providers exit the business, withdraw from our options exchanges or impose additional market-maker financial requirements, or if market-makers were unable to transfer to another clearing member or other liquidity providers were unable to provide additional liquidity, the result could be a significant disruption to the options markets, including ours.
In addition, if OCC or DTCC were unable to perform clearing services for existing or new products, or their clearing members were unable or unwilling to clear through them, transactions could likely not occur on our markets, or there may be delays, including until clearing is moved to another clearing agency. OPRA consolidates options and UTP and the CTA consolidate equities market information, such as last sale reports and quotations. If any of them were unable to provide this information for a sustained period of time, we may be unable to offer trading on our options and equities markets.

Our DCM operates on the CME Globex platform for the MGEX trading system, offering global distribution for MGEX-listed products. BSX is a fully electronic, vertically integrated securities market. Trading, clearing, settlement and depository functionality is provided by Nasdaq, Inc. (“Nasdaq”) technology.
We cannot assure you that any of these providers will be able to provide these services in an efficient, uninterrupted manner or that they will be able to adequately upgrade or expand their services to meet our needs. Our failure to maintain such contracts or an interruption or malfunction in or the cessation of an important service by any third party and our inability to make alternative arrangements in a timely manner, or at all, could have a material adverse impact on our business, financial condition and operating results.
We also rely on third-party broker-dealers for routing services in U.S. listed equity securities in certain circumstances. Specifically, these third-party broker-dealers will route an order from a customer away from our markets to another trading venue if there is insufficient liquidity on our markets to match the order. We rely on BofA Securities, Inc., Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Wolverine Execution Services, LLC to route orders to other markets.
We are heavily dependent on technology for our markets, including our data and disaster recovery centers, some of which are housed by third parties, and certain communications and networking products and services. If any of these technologies are unavailable, and cannot be replaced in a sufficiently short time period, we may be unable to operate our markets.
We cannot assure you that any of these providers will be able to continue to provide these services in an efficient manner or that they will be able to adequately expand their services to meet our needs. An interruption or malfunction in or the cessation or impairment of an important service by a third party or disruption of a third party’s operations could cause us to halt trading in some or all of our products or our services, make us unable to conduct other aspects of our business, cause us to experience the loss of a significant number of market participants or cause us to experience a significant reduction in trading activity on our options and futures markets, each of which could have a material adverse effect on our business, financial condition and operating results. In addition, our inability to make alternative arrangements, such as moving clearing to another clearing agency, in a timely manner, or at all, could have a material adverse impact on our business, financial condition and operating results. In addition, we currently rely on FINRA to perform certain regulatory functions on behalf of the MIAX Exchanges pursuant to a regulatory services agreement (“RSA”) which we entered into in 2014. However, we maintain ultimate responsibility for the regulatory activities.
Our use of open source software code may subject our software to general release or require us to re-engineer our software, which could harm our business.
Our technology platform contains software licensed to us by third-party authors under “open source” licenses. Although we assess the risk posed by open source software prior to using it in connection with our products and services, use of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. Companies that incorporate open source software into their products have, from time to time, faced claims challenging the ownership of open source software. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software. In addition, some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code in their software and make any derivative works of the open source code available on unfavorable terms or at no cost. Open source license terms may be ambiguous, and many of the risks associated with usage of open source software cannot be eliminated. Although we routinely review any use of open source software for compliance with applicable open source license terms, the terms of many open source licenses have not been interpreted by U.S. or foreign courts. As a result, there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to use the open source software. However, if we were found to have inappropriately used open source software, we may be required to release our proprietary source code, re-engineer or discontinue use of our software or take other remedial action any or all of which could cause disruptions in, or impose significant costs on, our business.

Our products, platforms, and internal systems rely on software that is highly technical, and if these systems contain errors, bugs or vulnerabilities, or if we are unsuccessful in addressing or mitigating technical limitations or vulnerabilities in our systems, our business could be adversely affected.
Our products and internal systems rely on software, including software developed and maintained by third parties, which is highly technical and complex. We rely heavily on these highly technical systems for our operations, and any system failures could have an adverse effect on our reputation, business, financial condition and results of operations. The software on which we rely may contain errors, bugs or vulnerabilities, and our systems are subject to certain technical limitations that may compromise our ability to meet our objectives. Some errors, bugs or vulnerabilities may be difficult to detect and may only be discovered after code has been released for external or internal use. Such vulnerabilities may lead to unfavorable user experiences, delayed product introductions or an inability to provide some or all of our services to users.
Regardless of the steps taken to avoid and mitigate technological errors and risks, we cannot guarantee that technological outages will not occur. Such errors, bugs, vulnerabilities or defects could also be exploited by malicious actors and result in exposure of data of users on our platform, or otherwise result in a security breach or other security incident. We may need to expend significant financial and development resources to analyze, correct, eliminate, or work around errors or defects or to address and eliminate vulnerabilities. Any failure to timely and effectively resolve any such errors, bugs, vulnerabilities or defects in the software on which we rely, and any associated degradations or interruptions of service, could result in damage to our reputation, loss of users, loss of revenue, regulatory or governmental inquiries, civil litigation, or liability for damages, any of which could have an adverse effect on our business, financial condition and results of operations.
Risks Related to Our Financial Position
We have outstanding indebtedness, which may decrease our business flexibility and adversely affect our business, financial condition and operating results.
As of December 31, 2021, after giving effect to the repayment of our Senior Secured Loan with a portion of the net proceeds from this offering, we would have had approximately $59.7 million of unsecured convertible promissory notes due 2024, $5.0 million of unsecured convertible promissory notes due 2025, and no funds outstanding under our two unsecured and one secured revolving lines of credit.
The financial and other covenants to which we have agreed and our indebtedness may have the effect of reducing our flexibility to respond to changing business and economic conditions, thereby placing us at a competitive disadvantage compared to competitors that have less indebtedness and making us more vulnerable to general adverse economic and industry conditions. Further, we may default on our obligations or violate the covenants, in which case, we may be required to seek a waiver of such default or the debt obligations may be accelerated. A default under any of our indebtedness with cross default provisions could result in a default on our other indebtedness. Our indebtedness may also increase future borrowing costs, and the covenants pertaining thereto may also limit our ability to repurchase shares of our common stock, pay dividends or obtain additional financing to fund working capital, capital expenditures, acquisitions or general corporate requirements. We are also required to dedicate a larger portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow for other purposes, including working capital and capital expenditures.
We may be required to recognize impairments of our goodwill, other intangible assets or investments.
The determination of the value of goodwill and other intangible assets requires the use of estimates and assumptions that affect our consolidated financial statements. As of December 31, 2021, we had goodwill of approximately $34.4 million relating to our acquisitions.
During 2021, we did not record any impairments of our goodwill, intangible assets or investments. We cannot assure you that we will not experience future events that may result in these types of impairments. An impairment of the value of our existing goodwill, other intangible assets and other investments and assets could have a significant negative impact on our future operating results.

For additional information on our goodwill, other intangible assets and investments, refer to Notes 3 and 5 to our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Goodwill and Other Identifiable Intangible Assets”.
Risks Relating to Legal and Regulatory Matters
The MIAX Exchanges are subject to comprehensive regulation by the SEC.
MIAX Options, MIAX Pearl and MIAX Emerald are registered national securities exchanges and Self-Regulatory Organizations (“SROs”), and, as such, are subject to comprehensive regulation by the SEC.
In addition to the regulatory requirements governing the operation of our exchanges, we also have certain responsibilities for regulating the members that trade on our exchanges. These regulatory obligations generally include proper licensing and qualification of the firms and individuals, substantive conduct standards, communication and disclosure rules, monitoring and surveillance, training, capital requirements, supervisory obligations, maintenance of anti-money laundering programs, suspicious activity reporting, risk management standards, trade reporting, and ongoing examinations and reviews. The risks from failing to comply with these regulatory obligations include potential liability, disciplinary action against the firm and individuals, monetary penalties, and restrictions on future activities. While we have entered into agreements under which FINRA provides certain regulatory services with respect to our options and equities exchanges, we retain ultimate responsibility for the regulation of our members.
Our ability to comply with applicable laws and rules is largely dependent on the establishment and maintenance of appropriate systems and procedures, our ability to attract and retain qualified personnel, the ability of FINRA to perform under its RSA, and our ability to complete any new additional responsibilities for regulating our members and our oversight of the work done by FINRA and OCC.
The SEC has broad powers to audit, investigate and enforce compliance and to punish noncompliance by SROs pursuant to applicable laws, rules and regulations. If a regulatory authority were to find one of our programs of enforcement or compliance to be deficient, our SROs could be the subject of investigations and enforcement proceedings that may result in substantial sanctions, including revocation of registration as a national securities exchange. Any such investigations or proceedings, whether successful or unsuccessful, could result in substantial costs, the diversion of resources, including management time, and potential harm to our reputation, which could have a material adverse effect on our business, financial condition and operating results.
Until the SEC approves a funding model that shares the cost of the Consolidated Audit Trail (“CAT”) between the SROs and broker-dealers, the SROs may continue to incur additional costs, which may become significant and may not be reimbursed.
In 2016, the SEC approved a plan to establish a market-wide CAT to improve regulators’ ability to monitor trading activity. Each of the MIAX Exchanges is a participant in the CAT, which governs the collection, processing and distribution of quotation and transaction information for securities listed on the MIAX Exchanges. In 2018, the first phase of implementation went live and required SRO participants to begin reporting to the CAT. In addition to increased risk in connection with our regulatory obligations, implementation of the CAT could result in significant additional expenditures, which may not be reimbursed. Funding of the implementation and operation of the CAT is ultimately expected to be provided by both the SROs, which include the MIAX Exchanges, and the industry members. The SROs have presented the SEC with a fee model for charging fees to the industry members. The funding to date is provided by the SROs in exchange for promissory notes, which are expected to be repaid once the industry member fees are collected. Until those fees are collected, the SROs may continue to incur additional significant costs.
To date, however, funding has been provided solely by the SROs, partly in exchange for promissory notes, which increases the risk that SROs, including us, will not be reimbursed for costs expended to date. Until the SEC approves a funding model that shares the cost of the CAT between the SROs and broker-dealers, the SROs may continue to incur additional costs, which may become significant and may not be reimbursed.

As of December 31, 2021, we have accrued approximately $21.0 million as a receivable in connection with our portion of expenses related to the CAT implementation.
MGEX is subject to the comprehensive regulation by the CFTC.
MGEX is a DCM and a DCO registered with the CFTC. The operations of MGEX are subject to regulation by the CFTC under the Commodity Exchange Act, as amended (“CEA”) and CFTC regulations issued thereunder. The CEA generally requires that futures trading in the United States be conducted on a DCM. The CEA and CFTC regulations establish criteria for an exchange to be designated as a contract market on which futures and futures options contracts may be traded. Designation as a contract market for the trading of specified futures contracts is non-exclusive. This means that the CFTC may permit additional exchanges or trading platforms to be contract markets for trading the same or similar contracts.
MGEX is designated by the CFTC to operate as a DCM and DCO and is subject to the oversight of the CFTC and to a variety of ongoing regulatory and reporting responsibilities under the CEA and CFTC regulations. As a DCM and DCO, MGEX is required to comply with the applicable core principles and regulations under the CEA. MGEX has surveillance and regulatory operations and procedures to monitor and enforce compliance by market participants with MGEX rules. If MGEX fails to comply with applicable laws, rules or regulations, it may be subject to censure, fines, cease-and-desist orders, suspension of its business, removal of personnel or other sanctions, including revocation of MGEX’s designation as a DCM and/or DCO, all of which could have a material adverse effect on our business.
Regulatory action adversely affecting proprietary products exclusively licensed by us may negatively impact our revenues derived from those products.
Our ability to generate revenue derived from trading exchange-listed products is dependent upon receiving regulatory approval from applicable regulatory authorities. We, and the index owners, may be subject to changes in the law or other actions taken in the future that might impede our ability to exclusively offer trading in certain index options and futures, including an order to halt trading by the SEC or CFTC.
On November 24, 2020, the SEC issued an Exemptive Order (Release No. 34-90510), which allowed for the listing of SPIKES Futures as a futures contract on MGEX (the “SEC Order”). The SEC Order is currently being challenged by the Cboe in the U.S. Court of Appeals for the District of Columbia Circuit. MGEX made a motion for leave to intervene in this case as an interested party on February 19, 2021, which was granted on March 25, 2021. The Court on January 12, 2022 issued a briefing schedule. Cboe’s brief was filed on February 22, 2022 and we expect briefing will be complete by mid-June. In the event that the SEC Order is not upheld by the court, we may need to seek other regulatory approvals and we cannot assure you that we will be successful in obtaining such regulatory approvals.
Additionally, as an index provider, we could be subject to SEC regulatory action. For example, the SEC recently and for the first time pursued a regulatory action against an index provider, S&P Dow Jones, for failing to properly disclose certain aspects of the calculation methodology. The SEC charged S&P Dow Jones with violating Section 17(a)(3) of the Securities Act. Without admitting or denying the SEC’s findings, S&P Dow Jones agreed to a cease-and-desist order and paid a $9 million penalty. Since we calculate some of our own licensed indexes and also engage others to calculate on our behalf, that we could be subject to similar regulatory exposure in the event that we do not properly disclose all of the calculation features.
The SEC may adopt rules and regulations around benchmarks, similar to the regulatory framework in Europe under BMR. If they do, we would have to ensure that the indexes that underlie our products are compliant with those regulations.
Our ability to implement or amend rules could be limited or delayed because of regulatory oversight, review or approval, which could negatively affect our ability to implement needed changes or expand our products or services.
The SEC requires registered exchanges to submit proposed rule changes for functional changes as well as fee changes to the SEC. Even where a proposed rule change may be effective upon its filing with the SEC, the SEC retains the right to abrogate, suspend or disapprove such rule changes. The SEC review process can be lengthy and can significantly delay the implementation of proposed rule changes that the MIAX Exchanges believe are necessary or appropriate to the operation of their respective markets. If the SEC does not approve a proposed rule change or delays its approval, this could negatively affect the ability of the MIAX Exchanges to make needed changes or implement business decisions or implement fee changes, including changes to our non-transaction fees.
Similarly, the SEC must approve amendments to our exchange subsidiaries’ certificates of incorporation and bylaws, as well as certain amendments to MIH’s amended and restated certificate of incorporation and amended and restated by-laws. The SEC may decide not to approve a proposed amendment or may delay such approval in a manner that could negatively affect our ability to make a desired change.
The CFTC, which regulates MGEX, also requires registered exchanges and clearing houses to submit proposed rule changes. Even where a proposed rule change is self-certified, the CFTC retains the right to abrogate such rule changes. The CFTC may not approve a proposed rule change or may delay such approval in a manner that could negatively affect the ability of the MGEX to make a desired change.
We may be subject to censures, fines and other legal proceedings if we fail to comply with legal and regulatory obligations.
The SEC and CFTC have broad powers to audit, investigate and enforce compliance and to punish noncompliance by, as applicable, SROs and DCMs pursuant to applicable laws, rules and regulations. If a regulatory authority were to find one of our programs of enforcement or compliance to be deficient, our SROs or DCM could be the subject of investigations and enforcement proceedings that may result in substantial sanctions, including revocation of registration as a national securities exchange or DCM. Any such investigations or proceedings, whether successful or unsuccessful, could result in substantial costs, the diversion of resources, including management time and potential harm to our reputation, which could have a material adverse effect on our business, financial condition and operating results.
Changes to the regulatory environment may impose new or unanticipated burdens on one or more of our exchanges, which could have a material adverse effect on our business.
Regulatory changes affecting the listed options, equities and futures markets could have a significant effect on the behavior of market participants, which in turn could negatively affect our business.
The listed options, equities and futures markets depend on a national market structure that facilitates the efficient buying and selling of underlying stocks, futures and other products. Congress, the SEC, CFTC and other regulatory authorities, including the Bermuda Monetary Authority (“BMA”) or other foreign regulatory authorities, could enact legislative or regulatory changes that could adversely affect the ability of our market participants to use our markets, or participate in the options and equities industries at all. Any such changes could result in the loss of a significant number of market participants or a reduction in trading activity on the MIAX Exchanges, MGEX or BSX, any of which could have a material adverse effect on our business. Changes or proposed changes in regulation may also result in additional costs of compliance and modification of market participants’ trading activity on our exchanges.
In addition, foreign legislatures, regulators and other regulatory authorities could impose legislative or regulatory changes that could materially adversely impact the ability of our foreign market participants to use our markets or participate in the U.S. securities industry at all. Any such changes could result in the loss of a significant number of market participants or a reduction in trading activity on our markets, either of which could have a material adverse effect on our business, financial condition and operating results. Changes or proposed changes in regulation may also result in additional costs of compliance and modification of market participants’ trading activity on our Exchanges and markets.
Because SROs are required by federal law to perform a variety of regulatory functions, some courts have held that SROs are immune to certain private causes of action relating to the performance of these regulatory functions (however some courts may not apply this immunity doctrine to all claims). In addition, legislative or regulatory developments may change the application of this immunity doctrine. Limitations on the application of the immunity doctrine could result in an increased exposure to litigation, increased liability and/or other legal expenses. We could also be exposed to liability to regulators or other governmental authorities even in situations where immunity would bar a civil claim.
BSX, whose regulator is the BMA, relies on its various international recognitions to attract and maintain its listing business. If any of the recognitions were withdrawn, the result could negatively impact BSX business flow. In particular, BSX’s international debt listing business would be severely impacted with the withdrawal of BSX’s Recognized Stock Exchange status by HM Revenue and Customs in the United Kingdom.
Changes in the tax laws and regulations affecting us, our products and our market participants could have a material adverse effect on our business.
Legislation may be proposed, both domestically and internationally, that could add a transaction tax on our products or change the way that our market participants are taxed on the products they trade on our markets. If such proposals were to become law, they could have a negative impact on our industry and on us by making the transactions more costly to market participants, which may reduce trading and could make our markets less competitive.
More recently, a number of federal, state and local jurisdictions in the United States and EU Member States have considered a financial transaction tax, but many details remain to be discussed and agreed, including how to assess the tax. Additionally, the proposed Modernization of Derivatives Tax Act of 2021 would introduce in the U.S. mark-to-market tax treatment for all derivatives contracts and require gains and losses be taxed at ordinary income tax rates. If such proposals were to become law, they could have a negative impact on the securities industry and on us by making transactions more costly to market participants, which may impact derivatives trading behavior, reduce trading or clearing and could make our markets less competitive, and they could result in a reduction in volumes and liquidity, which would have a negative impact on our operations.
In addition to proposed tax changes that could affect our market participants, like other corporations, we are subject to taxes at federal, state and local levels, as well as in non-U.S. jurisdictions. Changes in tax laws, regulations or policies or successful claims by tax authorities could result in our having to pay higher taxes, which would in turn reduce our net income. If this occurs, we may experience a higher effective tax rate.
It cannot be predicted whether, when, in what form, or with what effective dates, new tax laws may be enacted, or regulations and rulings may be enacted, promulgated or issued under existing or new tax laws, which could result in an increase in our or our stockholders’ tax liability or require changes in the manner in which we operate in order to minimize or mitigate any adverse effects of changes in tax law or in the interpretation thereof. We urge investors to consult with their legal and tax advisers regarding the implications of potential changes in tax laws on an investment in our common stock.
Our ability to use certain net operating loss carryforwards and certain other tax attributes may be limited.
Under U.S. federal income tax principles set forth in Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income and taxes may be limited. In general, an “ownership change” occurs if there is a cumulative change in ownership of the relevant corporation by “5% shareholders” (as defined under U.S. income tax laws) that exceeds 50 percentage points over a rolling three-year period. Similar rules apply under state tax laws. Our ability to utilize a portion of our net operating loss carryforwards to offset future taxable income for U.S. federal income tax purposes may be subject to certain limitations under Section 382 of the Code. Such limitations on the ability to use net operating loss carryforwards and other tax assets could adversely impact our business, financial condition, results of operations and cash flows.
We have not conducted a study to assess whether an ownership change will occur because of this offering, due to the significant complexity and costs associated with such a study. An ownership change may also occur in the future depending on future transactions involving stock in the Company.
Additionally, states may impose other limitations on the use of net operating losses and tax credit carryforwards. For example, California has recently imposed other limitations on the use of net operating losses and limited the use of certain tax credits for taxable years beginning in 2020 through 2022. Any such limitations on our ability to use our net operating losses and other tax assets could adversely impact our business, financial condition and results of operations. Any limitation may result in the expiration of all or a portion of the net operating loss carryforwards and tax credit carryforwards before utilization.
Our exchanges have self-regulatory obligations that may create conflicts of interest.
Each of our exchanges has obligations to regulate and monitor activities in its markets and ensure compliance with applicable law and the rules of its markets by market participants. For example, each of our U.S. exchanges is responsible for identifying possible violations of the securities laws by its members and taking regulatory action against those members if such violations are confirmed. BSX is also responsible for overseeing compliance with its trading regulations and investigating and reviewing any alleged breaches or other misconduct.
Our exchanges could be conflicted in pursuing such regulatory actions against its customers, because to do so could result in a loss of trading volumes on its markets. The SEC has previously expressed concern about potential conflicts of interest of “for-profit” exchanges performing the role of an SRO that must oversee and surveil members of the exchange that are also crucial to the exchange’s economic success. Any failure by one of our exchanges to diligently and fairly regulate its markets or to otherwise fulfill its regulatory obligations could significantly harm its reputation, prompt scrutiny by the SEC, BMA or other applicable regulatory authority, and adversely affect its business.
Our compliance with data privacy and data protection laws may result in greater costs for us.
There is ongoing public concern regarding data privacy and data protection in many jurisdictions in which we operate. Many of those jurisdictions have passed data privacy legislation, with many more contemplating new laws. The laws and regulations related to privacy and data protection are increasing in complexity and number, change frequently and increasingly conflict among the various countries in which we operate, which has resulted in greater compliance risk and cost for us. Regulation of privacy and data protection often times require monitoring of, and changes to, our data practices in regard to the collection, use, disclosure, storage, transfer and/or security of personal and sensitive information.
These developments could impact our profitability in the affected jurisdictions, or even make it uneconomical for us to continue to conduct all or certain of our businesses in such jurisdictions, or could cause us to incur significant costs associated with changing our business practices, restructuring our businesses or moving all or certain of our businesses and our employees to other jurisdictions, including liquidating assets or raising capital in a manner that adversely increases our funding costs or otherwise adversely affects our stockholders and creditors.
If our risk management methods are not effective, our business, reputation and financial results may be adversely affected.
Our ability to comply with all applicable laws and regulations is largely dependent on our establishment and maintenance of compliance, risk, audit and reporting systems and procedures, as well as our ability to attract and retain qualified compliance personnel.
We have methods to identify, monitor and manage our risks. Management of legal and regulatory risk requires policies and procedures to properly monitor and manage risk. If our policies, procedures and compliance systems are not effective or if we are not successful in monitoring or evaluating the risks to which we are or may be exposed, our business, reputation, financial condition and operating results could be materially adversely affected. We cannot provide assurance that our policies and procedures will always be effective, or that our management, compliance department, risk management department and related enterprise risk management program and internal auditors would be able to identify any such ineffectiveness. If these departments or programs and related policies and procedures are not effective, we may be subject to monetary or other penalties by our regulators, and our insurance policies may not provide adequate coverage.
Some of our risk management methods may depend upon evaluation of information regarding markets, customers or other matters that are publicly available or otherwise accessible by us. That information may not in all cases be accurate, complete, up-to-date or properly evaluated. If our methods are not fully effective or if we are not always successful in monitoring or evaluating the risks to which we are or may be exposed, our business, reputation, financial condition and operating results could be materially adversely affected. In addition, our insurance policies may not provide adequate coverage.
We could be harmed by misconduct or errors that are difficult to detect and deter.
There have been a number of highly publicized cases involving fraud or other misconduct or manipulative activity by employees of financial services firms and other market participants in the past. Improper trading activity on our platforms by participants could include activities such as spoofing, layering, wash trading and manipulation. Misconduct by our employees and agents could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of customers or our Company, or improper use or unauthorized disclosure of data or confidential information of our Company or our customers.
It is not always possible to deter misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. If we were found to have not met our regulatory oversight and compliance obligations, we could be subject to regulatory sanctions, financial penalties, restrictions on our activities for failure to properly identify, monitor and respond to potentially problematic activity and seriously harm our reputation. Our employees and agents also may commit errors that could subject us to financial claims for negligence, as well as regulatory actions, or result in our voluntary assumption of financial liability. Further, allegations by regulatory or criminal authorities of improper trading activities could affect our brand and reputation and reduce the number of participants trading in our markets. If that should occur, we could face a corresponding decline in trading volume and revenue.
We are subject to litigation risks and other liabilities.
Many aspects of our business involve substantial risks of litigation and other liabilities. Although under current law we expect to be immune from private suits arising from conduct within our regulatory authority and from acts and forbearances incident to the exercise of our regulatory authority, we expect this immunity will only cover certain of our activities in the United States, and we could be exposed to liability under foreign, national and local laws, court decisions and rules and regulations promulgated by regulatory agencies.
Some of our other liability risks arise under the laws and regulations relating to the tax, employment, intellectual property, anti-money laundering, technology export, cybersecurity, foreign asset controls, foreign corrupt practices, employee labor and employment areas, including anti-discrimination and fair-pay laws and regulations. Liability could also result from disputes over the terms of a trade executed on one of our markets, claims that a system failure or delay cost a customer money, claims we entered into an unauthorized transaction or claims that we provided materially false or misleading statements in connection with a transaction.
Further, we could incur significant expenses defending any future claims, even those without merit, which could adversely affect our business, financial condition and operating results. The outcomes of existing claims and any future claims cannot be determined and an adverse resolution of any lawsuit or claim against us may require us to pay substantial damages or impose restrictions on how we conduct business, either of which could adversely affect our business, financial condition and operating results. In addition, we may have to establish accruals for those matters in circumstances when a loss contingency is considered probable and the related amount is reasonably estimable. Any such accruals may be adjusted as circumstances change.
Risks Relating to Intellectual Property
We and our licensors may not be able to protect, maintain, defend, or enforce our respective intellectual property rights. This could adversely affect our business, financial condition and results of operations.
Our success and ability to compete depend in part upon our ability to obtain, maintain, protect, defend and enforce our intellectual property rights and proprietary technology. We rely on patent, trade secret, unfair competition, copyright and trademark laws and contractual protections to protect our proprietary technology, proprietary products, index methodologies and other proprietary rights. If we, or any of our current or future licensors, do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our intellectual property rights and proprietary technology or the goodwill we have acquired in the marketplace and overcome any competitive advantage we may have, which could adversely affect our business.
In addition to registered intellectual property rights, we rely on non-registered proprietary information and technology, such as trade secrets, confidential information and know-how. We take active steps to protect our intellectual property, proprietary technology and confidential information by requiring our employees and consultants who develop intellectual property on our behalf to enter into confidentiality and invention assignment agreements. We also require any third party, with whom we may share confidential information to enter into nondisclosure and confidentiality agreements. However, these agreements may be breached, or may not effectively prevent unauthorized access to or unauthorized use, disclosure, misappropriation or reverse engineering of our confidential information, intellectual property, or technology. Enforcing a claim that a party misappropriated a trade secret or know-how is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, trade secrets and know-how can be difficult to protect. The loss of trade secret protection could make it easier for third parties to compete with our products and services by copying functionality. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, and our competitive position would be materially and adversely harmed.
The steps we take to protect our intellectual property rights may not be sufficient to effectively prevent third parties from copying, or otherwise obtaining and using our proprietary intellectual property without authorization, listing our proprietary or exclusively-licensed index products without licenses, or otherwise infringing on our rights. Although we take active steps to protect our intellectual property and proprietary technology, there can be no assurance our intellectual property rights will be sufficient to protect against unauthorized parties offering products or services that are substantially similar to ours and compete with our business or attempting to copy aspects of our technology and use information that we consider proprietary. We also may fail to maintain or be unable to obtain adequate protections for certain of our intellectual property rights in the United States and certain non-U.S. countries, and our intellectual property rights may not receive the same degree of protection in non-U.S. countries as they would in the United States because of the differences in non-U.S. patent, trademark, copyright and other laws concerning intellectual property and proprietary rights. Any of our intellectual property rights may be successfully challenged, opposed, diluted, misappropriated or circumvented by others or invalidated, narrowed in scope or held unenforceable through administrative process or litigation in the United States or in non-U.S. jurisdictions. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our trade secrets and intellectual property rights.
We may not be able to obtain, maintain, protect, defend and enforce our patents, thereby harming our competitive position.
Although our core intellectual property strategy involves trade secrets/confidential information laws, we have also patented, or may submit applications to patent, aspects of our technology and related tools. However, we cannot guarantee that any of our patent applications will result in the issuance of a patent. In addition, patents may be contested, circumvented, found unenforceable. While issued patents are presumed to be valid, this is not conclusive, and there is a risk they could later be deemed invalid. In addition, case law surrounding the patentability of software continues to evolve, and changes in such laws may affect our ability to patent software in the future.
We may not be able to obtain, maintain, protect and enforce our trademarks and trade names, or build name recognition in our markets of interest, thereby harming our competitive position.
We believe that the protection of our trademark rights is an important factor in product recognition, protecting our brand and maintaining goodwill. We may be unable to obtain trademark protection for our technologies, logos and brands that may be used in the future, may not provide us with competitive advantages or distinguish our products and services from those of our competitors. Further, we may not successfully register our trademarks.
Our existing trademarks could be diluted, declared generic or our use of marks could be found to infringe other marks. If any of the foregoing occurs, we could be forced to re-brand our products, resulting in loss of brand recognition and requiring us to devote resources to developing and promoting new brands, and suffer other competitive harm. Third parties may also adopt trademarks similar to ours, which could harm our brand identity and lead to market confusion.
If we fail to comply with our obligations under license or technology agreements with third parties or are unable to license rights to use technologies on reasonable terms, we may be required to pay damages and could potentially lose license rights that are critical to our business.
We rely on the intellectual property rights of our licensors in connection with our listing of exclusively-licensed index products, including technologies, data, content and software from third parties that are important to our business, and in the future we may enter into additional agreements that provide us with licenses to valuable intellectual property or technology.
If we fail to comply with any of the obligations under our license agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor would cause us to lose valuable rights, and could prevent us from offering our products and services, or inhibit our ability to offer future products and services. Our business would suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensed intellectual property rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights.
The licensors who provide us with technology that we incorporate in our product offerings also could also become subject to various infringement claims. We cannot guarantee that our acquired proprietary or exclusively-licensed index products, technologies and content do not or will not infringe, misappropriate or otherwise violate the intellectual property rights of others.
In the future, we may identify additional third-party intellectual property we may need to license in order to engage in our business. However, such licenses may not be available on acceptable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more-established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if such licenses are available, we may be required to pay the licensor substantial royalties based on sales of our products and services. Such royalties are a component of the cost of our products or services and may affect the margins on our products and services. In addition, such licenses may be non-exclusive, which could give our competitors access to the same intellectual property licensed to us. Any of the foregoing could have a material adverse effect on our competitive position with respect to such competitive product or business.
The failure of third parties with which we have material agreements with to meet their contractual and other obligations could adversely affect our business.
The success of our material technology offerings depends in part on material third-party vendor, licensor, or partner relationships that we have entered into to offer our products and services. Although certain of our contracts with such third parties stipulate performance obligations and service levels, any failure by such third parties to perform to the standards or legal requirements required under our contracts with them may result in downstream effects to users or failures to offer our products. In addition, the results or services provided by such third parties may not be reliable. To date, we have not had disputes with any of our licensors. However, we cannot guarantee that such dispute will not arise in the future. Any such disputes could adversely affect the ability of our products and services to function.

Any infringement by us on intellectual property rights of others could result in litigation, the outcome of which could have a material adverse effect on our business.
Our competitors, as well as others, have obtained, or may obtain, patents or may otherwise hold intellectual property rights, such as trade secrets, that are related to our technology or the types of products and services we offer or plan to offer. We may not be aware of all intellectual property that may pose a risk of claims of infringement by our products, services or technologies. In addition, some potential patent applications in the U.S. are confidential until the application is published, and therefore we cannot evaluate the extent to which our products, services or technologies may be covered or asserted to be covered in pending patent applications that have not yet published. Also, some of our employees may have executed non-disclosure agreements with former employers. As a consequence, we may be subject to claims of misappropriation that we must defend. Thus, we cannot be sure that our products, services or technologies do not infringe on the rights of others or that others will not make claims of infringement against us.
Claims of infringement are not uncommon in our industry, and even if we believe that such claims are without merit, they can be time-consuming and costly to defend and divert management resources and attention. If one or more of our products, services or technologies were determined to infringe a patent or other intellectual property right held by another party, we may be required to pay damages, stop using, developing or marketing those products, services or technologies, obtain a license from the intellectual property rights holders, or redesign those products, services or technologies to avoid infringement. If we were required to stop using, developing or marketing certain products, services or technologies, our business, financial condition and operating results could be materially harmed. Moreover, if we were unable to obtain required licenses or redesign our products, services or technologies to avoid infringement, which could materially adversely affect our business, financial condition and operations could be materially adversely affected as a result.
From time to time, our competitors or other third parties may claim, or have in the past claimed, that we are infringing upon, misappropriating or otherwise violating their intellectual property rights. For example, on September 1, 2017, Nasdaq filed a complaint against us and three of our wholly owned subsidiaries, Miami International Securities Exchange, LLC, MIAX PEARL LLC and Miami International Technologies, LLC, in the U.S. District Court for the District of New Jersey, asserting claims of patent infringement and trade secret misappropriation. Nasdaq asserted seven patents, one of which was dismissed with prejudice from suit early in the case. We challenged the validity of the remaining six patents before the Patent Trial & Appeals Board (“PTAB”) under Section 101 of the United States Patent Code in six Covered Business Method Review (“CBMR”) proceedings. The district court stayed all litigation in light of the pending CBMR proceedings. The PTAB found the asserted patents invalid. A subsequent Supreme Court decision, however, held that the Director of the USPTO may review final PTAB decisions, and upon review may issue decisions himself on behalf of the PTAB. Nasdaq relied on this ruling to file requests for Director review in February 2022, which the Director may grant or deny at the Director’s sole discretion. On August 31, 2021, in order to preserve our rights over counterclaims, we filed an Answer and Counterclaims to Nasdaq’s complaint. See “Business — Legal Proceedings”.
We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition, results of operations, cash flows or prospects. Even if intellectual property claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and require significant expenditures. We expect that the occurrence of infringement claims is likely to grow as the market for financial services grows and as we introduce new and updated products and services, and the outcome of any allegation is often uncertain. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources. Any of the foregoing could prevent us from competing effectively and could have an adverse effect on our business, financial condition and results of operations.
Risks Related to This Offering and Our Common Stock
Purchasers in this offering will immediately experience substantial dilution in the net tangible book value of their investment.
The initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock immediately following the closing of this offering.

Therefore, if you purchase shares of our common stock in this offering at the assumed initial public offering price of $    per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, you will experience immediate dilution of $    per share, the difference between the price per share you pay for our common stock and the pro forma net tangible book value per share as of December 31, 2021, after giving effect to (i) the conversion of all outstanding shares of our nonvoting common stock, (ii) the conversion of all outstanding shares of Series B preferred stock, (iii) extinguishment of the liability associated with outstanding warrants on puttable shares and puttable common stock, (iv) the issuance of shares of our common stock in this offering and (v) the repayment in full of all outstanding borrowings under our Senior Secured Loan Agreement. Any additional sales of common stock by us in the future may cause further dilution to our existing stockholders. See “Dilution” for additional information.
Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause the price of our common stock to decline.
In the future, we may sell common stock, convertible securities, or other equity securities in one or more transactions at prices and in the manner we may determine from time to time. We expect to issue securities to employees, directors and other service providers pursuant to our equity incentive plans. If we sell common stock, convertible securities, or other equity securities in subsequent transactions, or common stock is issued pursuant to equity incentive plans, our investors’ holdings may be materially diluted. In addition, if we sell equity securities with rights, preferences and privileges senior to those of holders of our common stock, the price of our common stock could decline.
If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.
If our existing stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of common stock could also depress our market price. Our executive officers and directors and certain of our stockholders are subject to the lock-up agreements described under “Underwriting” and the Rule 144 holding period requirements described under “Shares Eligible for Future Sale.” After these lock-up periods have expired, and the holding periods have elapsed, additional shares will be eligible for sale in the public market. The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of shares of our common stock might make it more difficult for us to raise capital through the issuance of additional shares of our stock or other equity securities.
Following the expiration of the lock-up agreements referred to above, certain stockholders will be entitled, under our existing agreements, to require us to register shares owned by them for public sale. See “Certain Relationships and Related Party Transactions — Registration Rights.”
We also expect to file a registration statement to register shares reserved for future issuance under our equity compensation plans. As a result, subject to the satisfaction of applicable exercise periods and the expiration or waiver of lock-up agreements referred to above, the shares issued upon exercise of outstanding stock options will be available for immediate resale in the open market. Sales of our common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales could also cause the trading price of our common stock to decline and make it more difficult for you to sell shares of our common stock.
Additionally, certain of our employees, executive officers and directors may enter into Rule 10b5-1 trading plans providing for sales of shares of our common stock from time to time. Under a Rule 10b5-1 trading plan, a broker executes trades pursuant to parameters established by the employee, director, or officer when entering into the plan, without further direction from the employee, officer, or director. A Rule 10b5-1 trading plan may be amended or terminated in some circumstances. Our employees, executive officers and directors also may buy or sell additional shares outside of a Rule 10b5-1 trading plan when they are not in possession of material, non-public information.

An active trading market for our common stock may not develop and, as a result, it may be difficult for you to sell your shares of our common stock. Even if an active trading market does develop, the market price may not exceed the offering price.
Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our Company will lead to the development of an active trading market on the           or otherwise, or how liquid that market may become. An active trading market for our common stock may not develop and even if one does develop, it may not be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all. The initial public offering price for the common stock will be determined by negotiations between us and the representative of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price you pay in this offering. As a result, you could lose all or part of your investment.
If securities or industry analysts do not publish research or reports about us, or if they adversely change their recommendations regarding our common stock, then our stock price and trading volume could decline.
The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our industry and our markets. If no analyst elects to cover us and publish research or reports about us, the market for our common stock could be more limited, and our stock price could be adversely affected. In addition, if one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. If one or more analysts who elect to cover us adversely change their recommendations regarding our common stock, our stock price could decline. In addition, SEC rules may make it impractical for analysts associated with some of our strategic investors to cover us.
The market price of our common stock is subject to fluctuations and may not reflect our long-term value at any given time, and we may be subject to securities litigation as a result.
The price of our common stock is likely to be significantly affected by a variety of factors and events including short-term changes to our financial condition or results of operations as reflected in our quarterly financial statements. Other factors unrelated to our performance that may have an effect on the price of our common stock include the following: (i) the extent of analyst coverage available to investors concerning our business may be limited if investment banks with research capabilities do not follow our securities; (ii) lessening in trading volume and general market interest in our securities may affect an investor’s ability to trade significant numbers of our common stock; (iii) the size of our public float may limit the ability of some institutions to invest in our securities; and (iv) a substantial decline in the price of our common stock that persists for a significant period of time could cause our securities to be delisted from the       , further reducing market liquidity.
As a result of any of these factors, the market price of our common stock is subject to fluctuations and may not accurately reflect our long-term value at any given point in time. Securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.
Our amended and restated certificate of incorporation contains provisions that set ownership and voting limitations and a right to redeem shares transferred or owned in violation of these provisions.
Our amended and restated certificate of incorporation contains certain voting and ownership limitations and transfer restrictions that will remain in place for as long as we control a registered U.S. national securities exchange. Specifically, our amended and restated certificate of incorporation prohibits (i) any person from owning greater than 40% of any class of our capital stock, (ii) exchange members from owning greater than 20% of any class of our capital stock and (iii) all persons from voting shares representing more than 20% of the voting power of our then issued and outstanding capital stock either alone or together with any related persons, in each case subject to certain conditions and exceptions, including the waiver by the board of directors (except with respect to exchange members). These limitations may impede a change of control transaction.
Our amended and restated certificate of incorporation requires prior notice of proposed ownership of more than 40% of any class of our capital stock or to exercise voting rights constituting more than 20% of the voting power of our then issued and outstanding capital stock. In addition, our amended and restated certificate of incorporation also requires any person (either alone or with its related persons) that at any time owns, of record or beneficially, 5% or more of our then outstanding shares of capital stock that has the right to vote in the election of our board of directors, to immediately upon acquiring knowledge of its ownership of 5% or more of the then outstanding shares of such stock to give our board of directors written notice of such ownership. Any person required to provide notice to our board of directors with respect to 5% or greater ownership is also required to provide written notice to our board of directors promptly after any changes in the content of that notice, including with respect to changes in ownership level (subject to certain exceptions described in our amended and restated certificate of incorporation).
In the event of a transfer of shares of our capital stock or the exercise of voting rights in violation of these ownership and voting limitations, we have the right to redeem the shares sold, transferred, assigned, pledged or owned in violation of the limitations contained in our amended and restated certificate of incorporation at a price per share equal to par value.
In addition, as a holder of 100% of the issued share capital and voting rights of BSX, the BMA has authority to require additional approvals or notices from us or our stockholders in connection with changes to our capitalization structure.
Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our Company more difficult.
Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our Company more difficult, including the following:
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our amended and restated certificate of incorporation does not provide for cumulative voting;

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vacancies on our board of directors may be filled only by a majority of the directors then in office and not by stockholders;

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a special meeting of our stockholders may only be called by either (i) our board of directors, (ii) our Chairman, (iii) our Chief Executive Officer, (iv) the President, or (iv) stockholders owning a majority of our capital stock issued and outstanding and entitled to vote; and

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our amended and restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders.

Section 203 of the Delaware General Corporation Law (the “DGCL”) may discourage, delay or prevent a change in control of our Company. Section 203 imposes certain restrictions on mergers, business combinations and other transactions between us and holders of 15% or more of our common stock. See “Description of Capital Stock.”
These provisions, alone or together, could discourage, delay or prevent a transaction involving a change in control of our Company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.
Our board of directors is authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.
Our amended and restated certificate of incorporation authorizes our board of directors, without the approval of our stockholders, to issue up to 25,000,000 shares of preferred stock, subject to limitations prescribed by applicable law and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock from time to time. Such shares of preferred stock may be issued in one or more series by filing a certificate pursuant to the DGCL to establish the number of shares to be included in each such series and to fix the designation, relative rights, preferences, qualifications and limitations of the shares of each such series. The rights and preferences of these additional series of preferred stock may be senior to or on parity with our common stock, which may negatively affect the value of our common stock.
We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.
We have never declared or paid any cash dividends on our capital stock. We do not intend to pay any cash dividends on our common stock for the foreseeable future. We currently intend to retain any future earnings to finance our business. The DGCL also imposes requirements that may restrict our ability to pay dividends to holders of our common stock. As a result, stockholders must rely on sales of their shares of common stock after price appreciation as the only way to realize any future gains on their investment. The payment of any future dividends, if any, will be determined by our board of directors in light of conditions then existing, including our earnings, financial condition and capital requirements, business conditions and other factors. See “Dividend Policy.”
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
We currently intend to use the net proceeds from this offering in the manner described in “Use of Proceeds.” However, our board of directors and management has broad discretion in the application and timing of the application, of the net proceeds from this offering, including for working capital and other general corporate purposes, and may spend or invest the net proceeds in ways that do not improve our results of operations or enhance the value of our common stock. As such, we may use net proceeds of this offering in ways that an investor may not consider desirable, if our board of directors and management believe such use would be in our best interest. Our failure to apply these funds effectively could result in financial losses that could harm our business, cause the market price of our stock to decline, and delay the development of our operations. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value, which may negatively impact the market price of our common stock. We will not receive any proceeds from the sale of shares in this offering by the selling stockholders.
We may incur significant additional costs and expenses, including costs and expenses associated with the obligations of being a public company, which will require significant resources and management attention and may divert focus from our business operations, particularly after we are no longer an “emerging growth company.”
Our general administrative expenses, such as legal and accounting expenses related to becoming and being a public company, are expected to increase. As a public company following completion of this offering, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), the listing requirements of the      and other applicable securities rules and regulations. As a public company, we will incur significant legal, accounting, insurance and other expenses. Compliance with these rules and regulations will increase our legal and financial compliance costs, and make some activities more time-consuming and costly, particularly after we are no longer an “emerging growth company.”
Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from successfully implementing our strategic initiatives and improving our business, operating results, financial condition and prospects.
We also expect that being a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.
We are evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.
We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act. We will remain an emerging growth company until the end of the fiscal year in which the fifth anniversary of this offering occurs, however, if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time or if we have annual gross revenues of $1.07 billion or more in any fiscal year, we would cease to be an emerging growth company as of December 31 of the applicable year. We also would cease to be an emerging growth company if we issue more than $1.0 billion of non-convertible debt securities over a three-year period. For so long as we remain an emerging growth company, we are permitted, and intend, to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not applicable to emerging growth companies. These exemptions include:
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being permitted to provide only two years of audited financial statements in this prospectus, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

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being exempt from compliance with the auditor attestation requirements in the assessment of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act;

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

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reduced disclosure obligations regarding executive compensation; and

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exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of reduced reporting obligations in this prospectus. In particular, in this prospectus, we have not included all of the executive compensation related information that would be required if we were not an emerging growth company.
We cannot predict whether investors will find our common stock less attractive if we rely on certain or all of these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
In addition, the JOBS Act permits an emerging growth company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we may adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company. However, we may adopt certain new or revised accounting standards earlier than may otherwise be required.
We have identified a material weakness in our internal control over financial reporting and, if our remediation of this material weakness is not effective, or if we are unable to implement and maintain effective internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports.
As a public company, we will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. We will be required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act at the time of our second annual report on Form 10-K. However, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company” as defined in the JOBS Act. Accordingly, you will not be able to depend on any attestation concerning our internal control over financial reporting from our independent registered public accounting firm for the foreseeable future.
In connection with the audit of our consolidated financial statements for the years ended December 31, 2020 and 2021, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We identified a material weakness related to ineffective internal controls to address the accounting of non-routine, complex transactions and the related financial statement presentation of such transactions. Specifically, we did not design appropriate management review controls over the accounting and tax treatment of non-routine transactions, including ERP awards, accounting for Senior Secured Loan Agreement modification, debt discount costs, and business combinations.
We have taken and continue to take steps to address this control issue, including the following:
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hiring of experienced additional accounting and financial reporting personnel; and

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creation of additional controls, including those designed to strengthen our review processes around financial statement disclosures and accounting for non-routine, complex transactions.

While we believe that these efforts will improve our internal control over financial reporting, the implementation of these measures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles.
We cannot assure you that the measures we have taken to date, and that we are continuing to implement, will be sufficient to remediate the material weakness we have identified or avoid the identification of additional material weaknesses in the future. If the steps we take do not remediate the material weakness in a timely manner, there could continue to be a reasonable possibility that these control deficiencies or others could result in a material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis.
To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is time consuming, costly and complicated. In this regard, we will need to continue to dedicate internal resources, including through the hiring of additional financial and accounting personnel, engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue to take steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. There is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404.
If during the evaluation and testing process, we identify one or more additional material weaknesses in our internal control over financial reporting or determine that the existing material weakness has not been remediated, our management will be unable to assert that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal controls or the level at which our internal controls are documented, designed, implemented, or reviewed. If we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the valuation of our common stock could be adversely affected.

General Risk Factors
Climate change and the transition to renewable energy and a net zero economy pose operational, commercial and regulatory risks.
Climate change may increase the frequency or severity of extreme weather events, and if we are not adequately resilient to deal with acute climate events, our operations may be impacted. Extreme weather events could also impact the activities of our customers or third-party vendors or suppliers.
The physical commodities and assets underlying certain of our markets may also be impacted by climate change. For example, extreme weather conditions have and may in the future cause swings in agricultural commodity prices. MGEX, as the only market for Hard Red Spring Wheat, National Corn Index, National Soybean Index, Hard Red Winter Wheat Index, Hard Red Spring Wheat Index and Soft Red Winter Wheat Index futures and options, may therefore be impacted by extreme weather conditions impacting these products.
In addition, the transition to renewable energy and a net zero economy involves changes to consumer and institutional preferences around energy consumption, and the possible failure of our products or services to facilitate the needs of customers during the transition to renewable energy could adversely impact our business and revenues. Changing preferences could also have an adverse impact on the operations or financial condition of our customers, which could result in reduced revenues from those customers. We are also subject to risks relating to new or heightened climate change-related regulations or legislation, which could impact us and our customers and result in increased regulatory, compliance or operational costs.
We are also subject to reputational risks relating to the perception of whether or not we are facilitating a migration away from fossil fuels. For example, our reputation could be damaged as a result of our offering certain products or services associated with causing or exacerbating climate change, or by any decision by us to continue to conduct or change our activities in response to considerations relating to climate change. Management expects to launch several new products in the second half of 2022 including futures and options on cryptocurrency, subject to regulatory approval. Many forms of cryptocurrency rely on mining, which requires a significant amount of electricity and also results in significant electronic waste, as miners are constantly upgrading to new equipment and disposing of old equipment.
The risks associated with climate change and the transition to renewable energy and a net zero economy are continuing to evolve rapidly, and we expect that climate change-related risks may increase over time.
COVID-19 and other health risks could negatively affect our business.
We face various risks related to health epidemics like the COVID-19 pandemic. Changes in consumer behavior, pandemic fears, market demand downturns and restrictions intended to slow the spread of COVID-19 have led to business disruption and heightened volatility in global capital and financial markets. The emergency measures imposed by governments on businesses and individuals, including quarantines, travel restrictions, social distancing, closure of non-essential businesses and schools, workforce retention rules, work from home requirements and shelter in place orders, among other measures, have impacted and may further impact our workforce, operations, data centers and supply chains. The uncertainty surrounding the COVID-19 pandemic may also generate changes in industry trends and member firms’ trading strategies, a recession or IT failures, including remote connectivity or other limitations due to internal or external causes. These disruptions may negatively impact our revenues, financial position and ability to implement our business plan, with the severity of such impacts depending in large part on the length of time that the COVID-19 pandemic continues, which is currently unknown.
Moreover, actions taken by U.S. or other governmental authorities that were intended to ameliorate the macroeconomic or other effects of COVID-19, or delays in the announcement or implementation of regulatory measures that had been pending prior to the COVID-19 pandemic, have resulted in and may in the future result in regulatory uncertainty and could in turn impact our business.
In addition, the spread of COVID-19 variants, along with other factors, such as restrictions and limitations on business activities, labor shortages at ports and for long-haul transportation, rising fuel costs and raw material shortages, have resulted in disruptions to global supply chains, which has impacted the availability of critical hardware and extended lead times for certain components and systems we require for our operations. The COVID-19 pandemic could continue to negatively affect the flow or availability of certain hardware and related products for technology that we need to operate our business effectively and efficiently. Our inability to acquire suitable hardware and related products on acceptable terms or the loss of key suppliers could negatively affect our business. Pandemic-related restrictions could also impact third-party providers’ abilities to meet their contractual obligations to us, potentially impacting our operations.
We have taken preventive measures and implemented contingency plans, and currently many of our employees are working remotely. However, we cannot assure you that such measures will adequately protect our business, and an extended period of remote work arrangements could heighten existing and introduce new operational risks, including, but not limited to, cybersecurity risk, and could strain our technological resources and business continuity plans. If one or more of the third-party vendors to whom we outsource certain material activities claim that they cannot perform due to a force majeure or experience operational failures as a result of the COVID-19 pandemic, it could have a material adverse effect on our business, results of operations and financial condition. Further, although we maintain contingency plans for events such as pandemic outbreaks, if COVID-19 were to affect certain key employees or a significant percentage of our workforce, we may experience delays in the implementation of our business plan. The emergence of new COVID-19 variant strains that are resistant to vaccines or a decrease in the effectiveness of vaccines over the long term could impact, among other things, the availability of our staff and primary facilities and the viability of our users.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, future revenue, business strategies, growth strategies and anticipated trends in our business, are forward-looking statements. In some cases, you can identify forward-looking statements by forward-looking words such as “anticipate,” “believe,” “contemplate,” “continue” “could,” “estimate”, “expect,” “intend,” “may,” “plan,” “potential,” ”predict,” “project,” “should,” ”target,” or “will,” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements include, but are not limited to, statements concerning:
•
our future operating and financial performance, ability to generate positive cash flow and ability to achieve and sustain profitability;

•
our competitive position;

•
the sufficiency of our existing capital resources to fund our future operating expenses;

•
the timing of the introduction of new products;

•
the likelihood of success in and impact of litigation;

•
our protection or enforcement of our intellectual property rights;

•
our expectation with respect to securities, options and future markets and general economic conditions;

•
our ability to keep up with rapid technological change;

•
the effect of future legislation and regulatory changes on our business; and

•
our anticipated use of proceeds from this offering.

The forward-looking statements in this prospectus are only predictions and are based largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of known and unknown risks, uncertainties and assumptions, including those described under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. While we believe we have identified material risks, these risks and uncertainties are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
Some factors that could cause actual results to differ include:
•
our ability to attract trading volume to our exchanges;

•
economic, political and financial market events or conditions;

•
our ability to maintain order flow from providers following the expiration of our ERPs;

•
revenues from our market data fees and access and capacity fees;

•
price competition in our industry;

•
our dependence on third parties;

•
changes in user preferences;

•
our ability to attract and retain skilled management and other personnel;

•
our ability to minimize the risks, including credit and default risks, associated with operating a clearinghouse;

•
the growth of our business through offering new services and product offerings and acquisitions or strategic alliances;

•
our ability to invest in technology and keep up with rapid technological changes affecting our industry;

•
the impairment of our goodwill, other intangible assets or investments;

•
changes to the regulatory environment and compliance with law and regulations;

•
the efficacy of our risk management methods;

•
litigation risks and other liabilities;

•
our ability to protect our intellectual property rights and avoid violating the intellectual property rights of others; and

•
the impact of global economic, political and financial market events or conditions on our business.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

MARKET, INDUSTRY AND OTHER DATA
This prospectus contains estimates and information concerning our industry, including market position, market size and growth rates of the markets in which we participate, that are based on industry publications and reports. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Although we are responsible for all of the disclosure contained in this prospectus and we believe the information from the industry publications and other third-party sources included in this prospectus is reliable, we have not independently verified the accuracy or completeness of the data contained in such sources. Similarly, while we believe our management estimates to be reasonable, they have not been verified by any independent sources. Forecasts and other forward-looking information with respect to industry are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus. See the section titled “Special Note Regarding Forward-Looking Statements.” The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

USE OF PROCEEDS
We estimate that the net proceeds to our Company from this offering will be approximately $       million, (or approximately $        million if the underwriters exercise their option to purchase         additional shares in full), assuming an initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We will not receive any proceeds from the sale of our common stock by the selling stockholders in this offering, which include affiliates of certain underwriters. The principal purposes of our selling shares in this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets.
We intend to use a portion of the anticipated net proceeds from this offering to repay in full all outstanding indebtedness under our Senior Secured Loan Agreement. As of December 31, we had approximately $104.3 million in borrowings outstanding under the Senior Secured Loan Agreement. The Senior Secured Loan bears interest at 13.13% and matures on April 26, 2024.
We intend to use the remaining net proceeds for working capital and general corporate purposes. We may use a portion of the net proceeds for acquisitions of, or investments in, businesses or technologies that complement our business, although we have no present commitments or agreements to enter into any such acquisitions or investments.
Our expected use of net proceeds from this offering represents our current intentions based upon present plans and business conditions. As of the date of this prospectus, we cannot predict with complete certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the actual amounts that we will spend on the uses set forth above.
Our management will have broad discretion over how we use the net proceeds from this offering, and we may find it necessary or advisable to use the net proceeds from this offering for other purposes. Pending the uses described above, we plan to invest the net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit, or direct or guaranteed obligations of the U.S. government.
Each $1.00 increase (decrease) in the assumed initial public offering price of $        would increase (decrease) the net proceeds to us by approximately $        million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming the assumed initial public offering price of $        per share of common stock remains the same, and after deducting the estimated underwriting discounts and commissions.

DIVIDEND POLICY
We have never declared or paid any cash dividends on our capital stock. We do not intend to pay any dividends in the foreseeable future and currently intend to retain all future earnings to finance our business. Any determination to pay dividends to holders of our common stock in the future will be at the discretion of our board of directors and will depend upon such factors as our earnings, capital requirements, requirements under the DGCL and other factors that our board of directors deems relevant.

CAPITALIZATION
The following table summarizes our cash and cash equivalents and capitalization as of December 31, 2021:
•
on an actual basis;

•
on a pro forma basis, to give effect to (i) the conversion of all outstanding shares of Series B preferred stock into an aggregate of 822,100 shares of our common stock in connection with the completion of this offering; (ii) the conversion of all outstanding shares of our nonvoting common stock into an aggregate of 7,095,709 shares of common stock in connection with the completion of this offering; and (iii) the extinguishment of the liability associated with outstanding warrants on puttable shares and puttable common stock upon the completion of the offering; and

•
on a pro forma as adjusted basis, to reflect (i) the pro forma items described immediately above, (ii) the sale and issuance by us of         shares of common stock in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commission and estimated offering expenses payable by us and (iii) the repayment in full of all outstanding borrowings under our Senior Secured Loan Agreement.

You should read the information in this table together with our consolidated financial statements and related notes to those statements included elsewhere in this prospectus, as well as the information set forth under the headings “Use of Proceeds,” “Summary Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The pro forma and pro forma as adjusted information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at pricing (in thousands, except share and per share amounts):
	As of December 31, 2021
	Actual	Pro Forma	Pro Forma as adjusted(1)
	(in thousands, except per share data)
Cash and cash equivalents	$160,900
Senior Secured Loan	104,322
Convertible promissory notes	64,693
Warrants on puttable shares and puttable common stock	308,127
Preferred stock, $0.001 par value per share: 25,000,000 shares authorized, 822,100 shares issued and outstanding, actual; 25,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	1
Common stock, $0.001 par value per share, 400,000,000 shares authorized; 82,353,122 shares issued and outstanding, actual; 400,000,000 shares authorized, shares issued and outstanding, pro forma and pro forma as adjusted	82
Nonvoting common stock, $0.001 par value per share, 200,000,000 shares authorized; 7,095,709 shares issued and outstanding, actual; 200,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	7
Additional paid-in capital	591,677
Accumulated deficit	(705,159)
Non-controlling interest in consolidated subsidiaries	(151)
Total stockholders’ (deficit) equity	(113,543)
Total capitalization	$363,599

(1)
Each $1.00 increase (decrease) in the assumed initial price to the public of $      per share, which is

the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $       million, assuming that the assumed initial price to the public remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial price to the public and other terms of this offering determined at pricing.
The number of shares of our common stock issued and outstanding, pro forma and pro forma as adjusted, in the table above is based on shares of common stock outstanding (after giving effect to the conversion of all of our shares of Series B preferred stock and nonvoting common stock outstanding as of December 31, 2021 into an aggregate of 7,917,809 shares of our common stock in connection with the completion of this offering), and excludes as of December 31, 2021:
•
3,041,835 shares of common stock issuable upon the conversion of Series B preferred stock issuable upon the exercise of stock options outstanding as of December 31, 2021, at a weighted average exercise price of $5.83 per share;

•
40,247,805 shares of common stock issuable upon conversion of nonvoting common stock issuable upon the exercise of stock options outstanding as of December 31, 2021, at a weighted average exercise price of $6.39 per share;

•
49,280,013 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2022, at a weighted average exercise price of $3.68 per share;

•
7,841,987 shares of common stock issuable upon the conversion of convertible promissory notes and accrued and unpaid interest thereon outstanding as of December 31, 2021, at a weighted average conversion price of $8.54 per share; and

•
20,000,000 additional shares of common stock reserved for future issuance under our 2022 Equity Incentive Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under our 2022 Equity Incentive Plan.

DILUTION
If you invest in our common stock in this offering, you will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of your shares of common stock. Dilution in pro forma as adjusted net tangible book value represents the difference between the assumed initial price to the public per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately following this offering.
Historical net tangible book value per share represents our total tangible assets less total liabilities stock divided by the number of shares of outstanding common stock as of        , 2022, or           shares. Our historical net tangible book value as of        , 2022 was $      million, or $      per share of our common stock.
Our pro forma net tangible book value as of        , 2022 was $       million, or $        per share, based on the total number of shares of our common stock outstanding as of       , 2022. Pro forma net tangible book value, before the issuance and sale of shares in this offering, gives effect to (i) the conversion of all outstanding shares of Series B preferred stock into an aggregate of 822,100 shares of our common stock in connection with the completion of this offering; (ii) the conversion of all outstanding shares of our nonvoting common stock into an aggregate of 7,095,709 shares of common stock in connection with the completion of this offering; and (iii) the extinguishment of the liability associated with outstanding warrants on puttable shares and puttable common stock upon the completion of the offering.
After giving effect to (i) the pro forma items described immediately above; (ii) our sale of          shares of common stock in this offering at an assumed initial public offering price $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us; and (iii) the repayment in full of all outstanding borrowings under our Senior Secured Loan Agreement, our pro forma as adjusted net tangible book value as of        , 2022 would have been approximately $        million, or $        per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $        per share to existing stockholders and an immediate dilution of $        per share to investors participating in this offering. Dilution per share to new investors participating in this offering is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors.
The following table illustrates this dilution on a per share basis to new investors:
Assumed initial public offering price per share		$
Historical net tangible book value per share as of December 31, 2021	$
Increase per share attributable to the pro forma adjustments described above	$
Pro forma net tangible book value per share as of December 31, 2021, before giving effect to this offering	$
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering	$
Pro forma as adjusted net tangible book value per share after giving effect to this offering		$
Dilution per share to new investors in this offering		$
If the underwriters exercise in full their option to purchase additional shares of common stock from us in this offering, our pro forma as adjusted net tangible book value per share after the offering would be $        million, representing an immediate increase in pro forma as adjusted net tangible book value per share of $        to existing stockholders and immediate dilution of $        per share to new investors, in each case assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase (decrease) in the assumed initial price to the public of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the

pro forma as adjusted net tangible book value by approximately $        , or approximately $        per share, and increase (decrease) the dilution per share to investors participating in this offering by approximately $        per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.
We may also increase or decrease the number of shares we are offering. An increase of 1,000,000 in the number of shares offered by us would increase the pro forma as adjusted net tangible book value by approximately $        , or $        per share, and the dilution per share to investors participating in this offering would be $        per share, assuming that the assumed initial price to the public remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. Similarly, a decrease of 1,000,000 shares in the number of shares offered by us would decrease the pro forma as adjusted net tangible book value by approximately $        , or $        per share, and the dilution per share to investors participating in this offering would be $       per share, assuming that the assumed initial price to the public remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial price to the public and other terms of this offering determined at pricing.
The following table summarizes, on the pro forma as adjusted basis described above as of                 , 2022, the differences between the number of shares of common stock purchased from us, the total consideration paid to us in cash and the average price per share paid by existing stockholders and by investors participating in this offering at the assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:
	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors
Total		%	$	%
Sales by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to           or approximately     %, and will increase the number of shares of common stock to be purchased by new investors to           , or approximately     %, of the total shares of common stock outstanding after the offering.
The number of shares of our common stock issued and outstanding, pro forma and pro forma as adjusted, in the tables above is based on shares of common stock outstanding (after giving effect to the conversion of all of our shares of Series B preferred stock and nonvoting common stock outstanding as of December 31, 2021 into an aggregate of 7,917,809 shares of our common stock in connection with the completion of this offering), and excludes as of December 31, 2021:
•
3,041,835 shares of common stock issuable upon the conversion of Series B preferred stock issuable upon the exercise of stock options outstanding as of December 31, 2021, at a weighted average exercise price of $5.83 per share;

•
40,247,805 shares of common stock issuable upon conversion of nonvoting common stock issuable upon the exercise of stock options outstanding as of December 31, 2021, at a weighted average exercise price of $6.39 per share;

•
49,280,013 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2021, at a weighted average exercise price of $3.68 per share;

•
7,841,987 shares of common stock issuable upon the conversion of convertible promissory notes and accrued and unpaid interest thereon outstanding as of December 31, 2021, at a weighted average conversion price of $8.54 per share; and

•
20,000,000 additional shares of common stock reserved for future issuance under our 2022 Equity Incentive Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under our 2022 Equity Incentive Plan.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by existing stockholders will be reduced to        % of the total number of shares of common stock to be outstanding upon completion of this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to       % of the total number of shares of common stock to be outstanding upon completion of the offering.
Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. New investors will experience further dilution if any of our outstanding options are exercised, new options are issued and exercised under our equity incentive plans or we issue additional shares of common stock, other equity securities or convertible debt securities for lower consideration per share than in this offering in the future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This section presents management’s perspective on our financial condition and results of operations. The following discussion and analysis is intended to highlight and supplement data and information presented elsewhere in this prospectus, and should be read in conjunction with the sections “Prospectus Summary — Summary Consolidated Financial Data” and our consolidated financial statements and notes thereto appearing at the end of this prospectus. It is also intended to provide you with information that will assist you in understanding our consolidated financial statements, the changes in key items in those consolidated financial statements from year to year, and the primary factors that accounted for those changes. To the extent that this discussion describes prior performance, the descriptions relate only to the periods listed, which may not be indicative of our future financial outcomes. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”
Data as of and for the years ended December 31, 2021 and 2020 has been derived from our audited consolidated financial statements appearing at the end of this prospectus.
Overview
Our Company
We are a technology-driven leader in building and operating regulated financial marketplaces across multiple asset classes and geographies. Our MIAX Exchange marketplaces are enabled by state-of-the-art, in-house built, proprietary technology that provides industry-leading speed, performance and risk protections. We believe our proprietary technology coupled with our fully integrated, award-winning customer service, sets us apart from our competitors.
We operate markets across a diverse number of asset classes including options, futures and cash equities with a growing portfolio of proprietary products. Our markets include options through MIAX Options, MIAX Pearl and MIAX Emerald; U.S. equities through MIAX Pearl Equities; U.S. futures and options on futures through MGEX; and international listings through BSX. The MIAX Exchanges are powered by our industry-leading technology. Our portfolio of proprietary products includes the SPIKES Volatility products, BRIXX Commercial Real Estate products and Tax Rate products, as well as the traditional MGEX exclusively listed Hard Red Spring Wheat product. We also offer clearing services for U.S. futures and options on futures through MGEX Clearing.
MGEX Acquisition
On December 4, 2020, MIH acquired 100% ownership of MGEX. The acquisition of MGEX provides us with access to the U.S. Futures market, positioning MIH as a full-fledged multi-asset exchange operator. MGEX’s unrestricted DCM and DCO licenses are highly valuable given the scarcity of such licenses, as well as the high degree of difficulty in obtaining new licenses.
BSX Acquisition
In October 2019, MIH acquired a majority interest in BSX and completed the acquisition of the remaining shares of BSX in December 2020. In addition to gaining instant access to BSX’s existing international market, the acquisition of BSX gives us access to another vertically integrated market ecosystem that can accelerate our growth strategy.
Our Business Model
Business Segments
We report three business segments: Options, Equities, and Futures. Segment performance is primarily based on revenues less cost of revenues and Adjusted EBITDA. We have aggregated all of our corporate costs and eliminations, as well as other business ventures, within Corporate Items and Eliminations; however, operating expenses that relate to activities of a specific segment have been allocated to that segment. Management allocates resources, assesses performance and manages our business according to these three business segments:
Options.   The Options segment includes our business operations relating to listed options on the stocks of individual equities (“equity options”) and options on ETPs, such as exchange-traded funds (“ETFs”), which are “multi-listed” options and listed on a non-exclusive basis. These options trade on MIAX Options, MIAX Pearl and MIAX Emerald, which are all U.S. national security exchanges. MIAX also offers options on market indexes (“index options”). The Options segment also includes applicable market data revenue generated from OPRA, the licensing of proprietary options market data, index licensing and access services.
Equities.   The Equities segment includes our business operations relating to listed U.S. equities and ETP transaction services that occur on MIAX Pearl as well as BSX, which is primarily focused on listing of securities products. The Equities segment also includes applicable market data revenue generated from the Consolidated Tape Plans, the licensing of proprietary equities market data, routing services and access services.
Futures.   The Futures segment includes our business operations relating to futures transaction services provided by our futures exchange and clearinghouse, MGEX. These services include offerings for trading and clearing of futures products, the licensing of proprietary market data, listings fees, as well as access services.
Key Factors Driving Our Performance
In broad terms, our business performance is impacted by several drivers, including macroeconomic events affecting the risk and return of financial assets, investor sentiment, the regulatory environment for capital markets, geopolitical events, tax policies, central bank policies and changing technology, particularly in the financial services industry. We believe our future revenues and net income will continue to be influenced by a number of economic trends, including:
•
trading volumes in listed equity options; trading volumes in listed futures; volumes in listed equity securities and ETFs and trading volumes on our proprietary products such as SPIKES options and futures;

•
the demand for and pricing structure of the U.S. tape plan market data distributed by the Securities Information Processors (“SIPs”) and the market data distributed by OPRA which determine the pool size of the industry market data revenue we receive based on a known formula using trading and/or quoting activity, as required by Regulation NMS;

•
consolidation and expansion of our customers and competitors in the industry;

•
the demand for information about, or access to, our markets, which is dependent on the products we trade, our importance as a liquidity center and the quality and pricing of our data and access services;

•
continuing pressure in transaction fee pricing due to intense competition; and

•
regulatory changes relating to market structure and increased capital requirements and those which affect certain types of instruments, transactions, pricing structures, capital market participants or reporting or compliance requirements.

A number of significant structural, political and monetary issues and the COVID-19 pandemic continue to confront the global economy, and could continue, resulting in an increased or subdued level of market volatility, changes in trading volumes and greater market uncertainty.
COVID-19.   Since March 2020, the coronavirus (COVID-19) pandemic has created economic and financial disruptions globally and has led governmental authorities to take unprecedented measures to mitigate the spread of the disease, including travel bans, border closings, business closures, quarantines and shelter-in-place orders, as well as other actions designed to stabilize markets and promote economic growth.

Our exchanges and clearing house have remained open and we do not have any plans to close any of our business operations as a result of the COVID-19 pandemic. However, due to the COVID-19 pandemic, we have taken preventative measures and implemented contingency plans, and many of our employees are continuing to work remotely. We believe that our office closures and phased re-opening measures were and continue to be in compliance, as necessary, with local government directives and social distancing directives. We continue to monitor local government mandates in determining our office re-openings, re-closures and work-related travel.
Global health concerns relating to COVID-19 and preventive measures taken to reduce its spread have created significant volatility in financial markets, which has resulted in higher trading volumes for some of our products and increased demand for our services.
The extent of the impact of the pandemic on our business will depend on future developments, including the duration, spread and severity of the outbreak, the effectiveness of vaccines against COVID-19 over the long term and against new and emerging variants thereof, and the actions taken to contain the spread of the disease or mitigate its impact. We continue to monitor this dynamic situation, including guidance and regulations issued by U.S. and other governmental authorities. In light of the continually evolving nature of the COVID-19 outbreak, we are not able at this time to estimate the ultimate effect of the pandemic on our business, results of operations or financial condition in the future.
Invasion of Ukraine.   Russia’s military invasion of Ukraine in February 2022, the resulting responses by the United States and other countries, and the potential for wider conflict could increase volatility and uncertainty in the financial markets and adversely affect regional and global economies. As a response to the invasion of Ukraine, the United States and other countries have imposed broad-ranging economic sanctions on Russia and certain Russian individuals, banking entities and corporations. The United States and other countries have also imposed economic sanctions on Belarus and may impose sanctions on other countries that support Russia’s military invasion. These sanctions, as well as any other economic consequences related to the invasion, may further decrease the value and liquidity of certain Russian securities and securities of issuers in other countries that are subject to economic sanctions related to the invasion. The extent and duration of Russia’s military actions and the repercussions of such actions could result in significant market disruptions, including in the oil and natural gas markets, and may negatively affect global supply chains, inflation and global growth. For example, Russia and Ukraine are both large suppliers of wheat crops. The conflict in Ukraine has led to disruptions in the supply of wheat and caused volatility in the price of wheat, which may be further exacerbated by sanctions imposed on Russia by the United States, the EU, and other countries.
Key Components of Our Results of Operations
Revenues
Transaction and Clearing Fees
Transaction fees represent fees we charge for the performance obligation of executing a trade on our markets and comprise the majority of our revenues. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees are recognized across all segments and are recorded as transactions occur on a trade-date basis. Clearing fees, which include settlement fees, are charged by us for transactions cleared by MGEX. Clearing fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Clearing fees are recognized in the Futures segment and are recorded as transactions are cleared. Transaction and clearing fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with our Company’s published fee schedules.
Access Fees
Access fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality across all segments, maintenance services and telecommunications services. Systems services and other fees are generally monthly fee-based. These fees are billed monthly in accordance with the

Company’s published fee schedules and are recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.
Market Data Fees
Market data fees represent the fees from OPRA, the U.S. consolidated tape plans and fees from customers for proprietary market data. Fees from OPRA and the U.S. consolidated tape plans are collected monthly based on published fee schedules and distributed quarterly to the U.S. exchanges based on a known formula using trading and/or quoting activity as per SEC regulation. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company’s published fee schedules as the service is provided. Both types of market data are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data. U.S. tape plan market data is recognized in the Options and Equities segments. Proprietary market data fees are recognized across all segments.
Other Revenue
Other revenue primarily includes, among other items, revenue from BSX and MGEX listings, office rental income and interest income from clearing operations.
Cost of Revenues
Transaction Rebates
Transaction rebates are directly correlated to the volume of securities traded on our markets. We record transaction rebates paid to market participants providing liquidity and/or order flow as cost of revenues. In certain instances, including for new proprietary products, transaction rebates exceed transaction fees.
Brokerage, Clearing and Exchange Fees
Various rules require that U.S. options and equities trade executions occur at the National Best Bid/Offer (“NBBO”) displayed by any exchange. Linkage order routing consists of the cost incurred to provide a service whereby our equities and options exchanges deliver orders to other execution venues when there is a potential for obtaining a better execution price or when instructed to directly route an order to another venue by the order provider. The service affords exchange order flow providers an opportunity to obtain the best available execution price and may also result in cost benefits to those clients. Such an offering improves our competitive position and provides an opportunity to attract orders which would otherwise bypass our exchanges. We utilize third-party brokers to facilitate such delivery. Also included within brokerage, clearing and exchange fees are costs incurred by MGEX for futures trades executed on CME Globex.
Section 31 Fees
Exchanges under the authority of the SEC (MIAX Options, MIAX Pearl and MIAX Emerald) are assessed fees pursuant to the Exchange Act designed to recover the costs to the U.S. government of supervision and regulation of securities markets and securities professionals. We treat these fees as a pass-through charge to customers executing eligible listed equities and listed equity options trades. Accordingly, we recognize the amount that we are charged under Section 31 as a cost of revenues and the corresponding amount that we charge our customers as transaction fees revenue. Since the regulatory transaction fees recorded in revenues are equal to the Section 31 fees recorded in cost of revenues, there is no impact on our operating income.
Equity Rights Program
We incur expenses for certain share-based payment awards as part of our ERPs. Under these programs, we record the fair value of the number of shares that vest in a period as a cost of revenues. We expect ERP expense to go away over time as these programs expire. Currently, we have one ERP with warrants still eligible for vesting. The last share-based payment related to ERP is set to be made upon the earlier of June 30, 2023 or upon an accelerated vesting at the time of an initial public offering of the Company, including this offering.
Operating Expenses
Compensation and Benefits
Compensation and benefits represent our largest expense category and tend to be driven by our staffing requirements, financial performance and the general dynamics of the employment market. Stock-based compensation is a non-cash expense related to equity awards. Stock-based compensation can vary depending on the quantity and fair value of the award on the date of grant and the related service period. Certain outstanding equity awards will vest or have vesting accelerated upon an initial public offering of the Company, including this offering. As a public company, we expect general and administrative and professional costs to increase as we satisfy our obligations under the U.S. securities laws and comply with the Sarbanes-Oxley Act, among others. The increases could include, but are not limited to, an increase in staffing levels to provide support in meeting the operational and regulatory requirements of a public company, additional professional fees paid to external auditors, consultants and outside counsels, additional executive risk insurance costs and fees paid to a third-party institution to provide transfer agency services for the maintenance of stockholder records.
Information Technology and Communications
Information technology and communications consists primarily of costs related to hosted data centers, maintenance and support of computer equipment and software, circuits supporting our wide area network and fees paid to information vendors for market data.
Depreciation and Amortization
Depreciation and amortization expense results from the depreciation of long-lived assets purchased, the amortization of purchased and internally developed software and the amortization of intangible assets.
Occupancy
Occupancy costs primarily consist of expenses related to owned and leased properties including rent, maintenance, utilities and real estate taxes.
Professional Fees and Outside Services
Professional fees and outside services consist primarily of consulting services, which include supplemental staff activities primarily related to legal, regulatory, audit and tax advisory services.
Marketing and Business Development
Marketing and business development includes marketing programs for new products, branding, promotions and corporate events.
Acquisition-Related Costs
Acquisition-related costs relate to the acquisitions of MGEX and BSX. The acquisition-related costs include fees for investment banking advisors, lawyers, accountants, tax advisors and other external costs directly related to the acquisitions.
General, Administrative and Other Expenses
General, administrative and other expenses represent all other costs necessary to support our operations including travel and entertainment, Board fees and commercial insurance.

Non-Operating Income (Expense)
Income and expenses incurred through activities outside of our core operations are considered non-operating and are classified as other income (expense). These activities primarily include interest expense related to outstanding debt facilities, interest earned on the investing of excess cash, the change in fair value of warrants on puttable shares and puttable common stock and equity earnings or losses from our investments in other business ventures.
Results of Operations
The following are summaries of changes in financial performance and include certain non-GAAP financial measures. Management uses these non-GAAP measures internally in conjunction with GAAP measures to help evaluate our performance and to help make financial and operational decisions. These non-GAAP financial measures assist management in comparing our performance on a consistent basis for purposes of business decision making by removing the impact of certain items management believes do not reflect our underlying operations.
We believe our presentation of these measures provides investors with greater transparency into financial measures used by management and is useful to investors for period-to-period comparisons of our ongoing operating performance.
These non-GAAP financial measures are not presented in accordance with, or as an alternative to, GAAP financial measures and may be calculated differently from non-GAAP measures used by other companies, which reduces their usefulness as comparative measures. We encourage analysts, investors and other interested parties to use these non-GAAP measures as supplemental information to the GAAP financial measures included herein, including our consolidated financial statements, to enhance their analysis and understanding of our performance and in making comparisons. Please see the footnotes below for definitions, additional information and reconciliations from the closest GAAP measure.
Comparison of Years Ended December 31, 2021 and 2020
Overview
The following summarizes changes in financial performance for the year ended December 31, 2021, compared to the year ended December 31, 2020 (in thousands, except share and per share amounts):
	Year Ended December 31,		Increase/ (Decrease)	Percent Change
	2021	2020
Total revenues	$751,543	$452,364	$299,179	66.1%
Total cost of revenues	570,201	338,562	231,639	68.4%
Revenues less cost of revenues	181,342	113,802	67,540	59.3%
Total operating expenses	157,618	117,999	39,619	33.6%
Operating income (loss)	23,724	(4,197)	27,921	*
Loss before income tax provision	(90,576)	(44,888)	(45,688)	*
Income tax (expense) benefit	(2,984)	12,820	(15,804)	*
Net loss	(93,560)	(32,068)	(61,492)	*
Net loss attributable to non-controlling interest	(151)	(181)	30	*
Net loss attributable to Miami International Holdings, Inc.	$(93,409)	$(31,887)	$(61,522)	*
Basic earnings per share	$(0.99)	$(0.44)	$(0.55)	*
Diluted earnings per share	$(0.99)	$(0.44)	$(0.55)	*
Adjusted revenues less cost of revenues(1)	$184,010	$127,351	$56,659	44.5%

	Year Ended December 31,		Increase/ (Decrease)	Percent Change
	2021	2020
EBITDA(2)	$(50,065)	$(13,298)	$(36,767)	*
EBITDA margin(3)	*	*	*
Adjusted EBITDA(2)	$67,442	$46,222	$21,220	45.9%
Adjusted EBITDA margin(3)	36.7%	36.3%	0.4%
Basic weighted average shares outstanding	94,251,540	72,359,208	21,892,332	30.3%
Diluted weighted average shares outstanding	94,251,540	72,359,208	21,892,332	30.3%

*
Not meaningful

(1)
Adjusted revenues less cost of revenues is defined as total revenues less cost of revenues excluding the cost of the equity rights program.

(2)
EBITDA is defined as income before interest expense and amortization of debt discount, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA before investment gain, share based compensation, litigation costs, a one-time cash bonus paid to directors of the Company, acquisition-related costs, gain on state NOL sale, loss on change in fair value of warrants on puttable shares and puttable common stock and gain on extinguishment of debt. EBITDA and Adjusted EBITDA do not represent, and should not be considered as, alternatives to net income as determined in accordance with GAAP. We have presented EBITDA and adjusted EBITDA because we consider them important supplemental measures of our performance and believe that they are frequently used by analysts, investors and other interested parties in the evaluation of companies. In addition, we use Adjusted EBITDA as a measure of operating performance for preparation of our forecasts and evaluating our leverage ratio for the debt to earnings covenant included in our outstanding credit facility. Other companies may calculate EBITDA and Adjusted EBITDA differently than we do. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP.

(3)
EBITDA margin represents EBITDA divided by revenues less cost of revenues. Adjusted EBITDA margin represents EBITDA divided by adjusted revenues less cost of revenues.

The following is a reconciliation of net income (loss) allocated to common stockholders to EBITDA and Adjusted EBITDA (in thousands):
	Year Ended December 31,
	2021
	Options	Equities	Futures	Corporate / Other	Total
Net income (loss) allocated to common shareholders	$90,738	$(24,210)	$(11,966)	$(147,971)	$(93,409)
Interest expense and amortization of debt issuance costs	371	(3)	88	18,845	19,301
Income tax expense	—	—	—	2,984	2,984
Depreciation and amortization	10,708	6,262	586	3,503	21,059
EBITDA	101,817	(17,951)	(11,292)	(122,639)	(50,065)
Investment gain(1)	—	—	—	(19,522)	(19,522)
Share based compensation(2)	7,431	5,461	1,377	3,843	18,112
Litigation costs(3)	149	—	—	347	496
One-time cash bonus paid to directors(4)	1,422	281	—	2,182	3,885
Loss on change in fair value of warrants on puttable shares and puttable common stock(5)	—	—	—	118,723	118,723
Gain on State NOL sale(6)	—	—	—	(1,034)	(1,034)

	Year Ended December 31,
	2021
	Options	Equities	Futures	Corporate / Other	Total
Gain on extinguishment of debt(7)	—	—	—	(3,153)	(3,153)
Adjusted EBITDA	$110,819	$(12,209)	$(9,915)	$(21,253)	$67,442

(1)
Investment gain of $19.5 million represents the gain on the sale of the Company’s investment in Ledger Holdings, Inc. following its sale to FTX US in October 2021.

(2)
Share based compensation represents expenses associated with stock options and warrants that have been granted to employees, directors and service providers as well as the expense associated with the Equity Rights Program.

(3)
Litigation costs are associated with ongoing litigation related to the Nasdaq matter, see “Business — Legal Proceedings — Nasdaq Matter”.

(4)
One-time cash bonus of $3.9 million paid to directors of the Company and its subsidiaries based on length of service.

(5)
The loss in fair value of warrants on puttable shares and puttable common stock of $118.7 million represents the increase in fair value of outstanding warrants and common stock issued in connection with the Company’s ERPs I and II that have an associated put right which requires the Company to repurchase a certain percentage of the fair market value of the award upon exercise.

(6)
Gain on sale of State NOL of $1.0 million, represents the sale of New Jersey net operating loss tax credits under a program operated by the state’s Economic Development Authority in 2021.

(7)
Gain on extinguishment of debt of $3.2 million, represents forgiveness of principal and interest for the PPP Loan that the Company entered into in April 2020, which was forgiven in June 2021.

	Year Ended December 31,
	2020
	Options	Equities	Futures	Corporate / Other	Total
Net income (loss) allocated to common shareholders	$46,207	$(20,936)	$(5,141)	$(50,017)	$(31,887)
Interest expense and amortization of debt issuance costs	88	662	—	13,295	14,045
Income tax benefit	—	—	—	(12,820)	(12,820)
Depreciation and amortization	11,329	4,161	294	1,580	17,364
EBITDA	57,624	(16,113)	(4,847)	(49,962)	(13,298)
Investment gain	—	—	—	(89)	(89)
Share based compensation(1)	19,597	2,397	480	3,000	25,474
Litigation costs(2)	131	—	—	306	437
Acquisition-related costs(3)	—	—	—	6,963	6,963
Loss on change in fair value of warrants on puttable shares and puttable common stock(4)	—	—	—	26,735	26,735
Adjusted EBITDA	$77,352	$(13,716)	$(4,367)	$(13,047)	$46,222

(1)
Share based compensation represents expenses associated with stock options and warrants that have been granted to employees, directors and service providers as well as the expense associated with the Equity Rights Program.

(2)
Litigation costs are associated with ongoing litigation related to the Nasdaq matter, see “Business — Legal Proceedings — Nasdaq Matter.”

(3)
Acquisition-related costs for the year ended December 31, 2020 of $7.0 million, related to the MGEX and BSX acquisitions.

(4)
The loss in fair value of warrants on puttable shares and puttable common stock of $26.7 million represents the increase in fair value of outstanding warrants and common stock issued in connection with the Company’s ERPs I and II that have an associated put right which requires the Company to repurchase a certain percentage of the fair market value of the award upon exercise.

Key Business Metrics
The following summarizes changes in certain operational and financial metrics for the year ended December 31, 2021, compared to the year ended December 31, 2020 (in thousands, except percentages, trading days and as noted below).
	Year Ended December 31,		Increase/ (Decrease)	Percent Change
	2021	2020
Options:
Average daily volume (ADV):
Market ADV (Equity and ETF)	37,170	27,685	9,485	34.3%
MIH ADV (Equity and ETF)	5,310	3,270	2,040	62.4%
Number of trading days	252	253	(1)	-0.4%
Total Options revenue per contract (RPC)(1)	$0.072	$0.092	$(0.020)	-21.7%
MIH Market Share	14.3%	11.8%	2.5%	*
U.S. Equities(2):
ADV:
Market ADV (in millions)	11,395	*	*	*
MIH ADV (in millions)	44	*	*	*
Trading days	252	*	*	*
Equities Capture (per 100 shares)(3)	$(0.070)	*	*	*
Market share	0.39%	*	*	*
Futures(4):
Financial products ADV (total contracts)	2,984	*	*	*
Financial products RPC	$(3.571)	*	*	*
Agriculture products ADV (total contracts)	12,250	*	*	*
Agriculture products RPC	$2.255	*	*	*

*
Not meaningful

(1)
Revenue per contract represents transaction and clearing fees less transaction rebates, brokerage, routing and clearing costs and Section 31 fees, divided by total contracts traded during the period.

(2)
MIAX Pearl Equities was launched September 29, 2020. Results from 2020 are not included as such results are not meaningful.

(3)
Equities capture per one hundred touched shares refers to transaction fees less liquidity payments and routing and clearing costs divided by the product of one-hundredth ADV of touched shares and the number of trading days for the period.

(4)
MIH acquired MGEX in December 2020. Results from 2020 are not included as such results are not meaningful.

Revenues
Total revenues for the year ended December 31, 2021 increased $299.2 million, or 66.1%, compared to the prior period primarily due to a $259.1 million, or 64.4%, increase in transaction and clearing fees as a result of an increase in market volumes in the Options segment, as well as a full year of operation from MIAX Pearl Equities which launched in September 2020 and the acquisition of MGEX which was completed in December 2020. The following summarizes changes in revenues for the year ended December 31, 2021 compared to the year ended December 31, 2020 (in thousands, except percentages):
	Year Ended December 31,		Increase/ (Decrease)	Percent Change
	2021	2020
Transaction and clearing fees	$661,219	$402,106	$259,113	64.4%
Access fees	55,088	34,606	20,482	59.2%
Market data fees	28,560	12,952	15,608	120.5%
Other revenue	6,676	2,700	3,976	147.3%
Total revenues	$751,543	$452,364	$299,179	66.1%
Transaction and Clearing Fees
Transaction and clearing fees increased $259.1 million, or 64.4%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to a 34.3% increase in U.S. Equity and ETF Options ADV as well as a 2.5 percentage point increase in the U.S. Equity and ETF Options market share, partially offset by lower revenue per contract for Options. Also contributing to the increase was a full year of operations from MIAX Pearl Equities and the acquisition of MGEX.
Access Fees
Access fees increased $20.5 million, or 59.2%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to an increase in port fees and network connectivity fee in the Options segment.
Market Data Fees
Market data fees increased $15.6 million, or 120.5%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to an increase in market share in Options and Equities, which entitles us to a larger share of fees from OPRA and the U.S. tape plans.
Other Revenue
Other revenue increased $4.0 million, or 147.3%, for the year ended December 31, 2021 compared to the same period in 2020 primarily due to a full year of results from the acquisition of MGEX.
Cost of Revenues
Cost of revenues increased $231.6 million, or 68.4%, for the year ended December 31, 2021 compared to the same period in 2020 primarily due to higher transaction rebates driven by an increase in volumes in the Options segment, as well as a full year of operations from MIAX Pearl Equities. The following summarizes changes in cost of revenues for the year ended December 31, 2021 compared to the prior year (in thousands, except percentages):
	Year Ended December 31,		Increase/ (Decrease)	Percent Change
	2021	2020
Transaction rebates	$546,449	$300,835	$245,614	81.6%
Brokerage, clearing, and exchange fees	6,098	4,827	1,271	26.3%
Section 31 fees	14,986	19,351	(4,365)	-22.6%
Equity rights program	2,668	13,549	(10,881)	-80.3%
Total cost of revenues	$570,201	$338,562	$231,639	68.4%

Transaction Rebates
Transaction rebates increased $245.6 million, or 81.6%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to an increase in volumes traded on the Options segment as well as a full year of operation of MIAX Pearl Equities.
Brokerage, Clearing and Exchange Fees
Brokerage, clearing and exchange fees increased $1.3 million, or 26.3%, for the year ended December 31, 2021 compared to the same period in 2020 primarily due to an increase in routed shares in the Options segment as well as full year of operations of MGEX.
Section 31 Fees
Section 31 fees decreased $4.4 million, or 22.6%, for the year ended December 31, 2021 compared to the same period in 2020, due to a decrease in the Section 31 fee rate for 2021 which was partially offset by higher volumes.
Equity Rights Program
Equity Rights Program expense decreased $10.9 million, or 80.3%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to the expiration of ERPs III and IV for the Options segment, partially offset by the launch of ERP V for MIAX Pearl Equities in 2021.
Revenues Less Cost of Revenues
Revenues less cost of revenues increased $67.5 million, or 59.3%, in the year ended December 31, 2021 compared to the same period in 2020, primarily due to an increase in transaction and clearing fees less rebates, brokerage, clearing, exchange and Section 31 fees coupled with increases in market data fees and access fees, partially offset by lower Options revenue per contract due to mix shifts to lower revenue per contract products.
The following summarizes the components of revenues less cost of revenues for the year ended December 31, 2021, presented as a percentage of revenues less cost of revenues and compared to the prior year (in thousands, except percentages):
	Year Ended December 31,		Increase/ (Decrease)	Percent Change
	2021	2020
Transaction and clearing fees less rebates, brokerage, clearing, exchange, and Section 31 fees	$93,686	$77,093	$16,593	21.5%
Access fees	55,088	34,606	20,482	59.2%
Market data fees	28,560	12,952	15,608	120.5%
Other revenue	6,676	2,700	3,976	147.3%
Equity rights program	(2,668)	(13,549)	10,881	-80.3%
Revenues less cost of revenues	$181,342	$113,802	$67,540	59.3%
Transaction and Clearing Fees Less Rebates, Brokerage, Clearing, Exchange and Section 31 Fees
Transaction and clearing fees less rebates, brokerage, clearing, exchange and Section 31 fees (“Net Transaction Fees”) increased $16.6 million, or 21.5%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to a 34.3% increase in Options ADV as well as a 2.5 percentage point increase in Options market share, partially offset by lower Options revenue per contract due to mix shifts to lower revenue per contract products.
Access Fees
Access fees increased $20.5 million, or 59.2%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to an increase in port fees and network connectivity fees in the Options segment.

Market Data Fees
Market data fees increased $15.6 million, or 120.5%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to an increase in market share in the Options segment, which entitles us to a larger share of fees from OPRA, as well as a full year of operation of MIAX Pearl Equities.
Other Revenue
Other revenue increased $4.0 million, or 147.3%, for the year ended December 31, 2021 compared to the same period in 2020 primarily due to a full year of results from the acquisition of MGEX.
Equity Rights Program
Equity Rights Program expense decreased $10.9 million, or 80.3%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to the conclusion of ERPs III and IV for the Options segment, partially offset by the launch of ERP V for MIAX Pearl Equities in 2021.
Operating Expenses
For the year ended December 31, 2021 compared to the year ended December 31, 2020, total operating expenses increased $39.6 million, or 33.6%, versus the prior year, due to a $17.5 million increase in compensation from higher headcount to support our growth, and resulting from the acquisition of MGEX, increased regulatory expense due to higher CAT costs, higher marketing program costs for new Futures products and higher technology and depreciation expenses for MIAX Pearl Equities. This was partially offset by acquisition-related costs in 2020 related to the MGEX and BSX acquisitions.
The following summarizes changes in operating expenses for the year ended December 31, 2021 compared to the prior year (in thousands, except percentages):
	Year Ended December 31,		Increase/ (Decrease)	Percent Change
	2021	2020
Operating Expenses:
Compensation and benefits	$70,251	$52,717	$17,534	33.3%
Information technology and communication costs	14,309	11,416	2,893	25.3%
Depreciation and amortization	21,059	17,364	3,695	21.3%
Occupancy costs	5,555	3,204	2,351	73.4%
Professional fees and outside services	23,535	17,901	5,634	31.5%
Marketing and business development	9,335	1,475	7,860	532.9%
Acquisition-related costs	—	6,963	(6,963)	-100.0%
General. administrative, and other	13,574	6,959	6,615	95.1%
Total operating expenses	$157,618	$117,999	$39,619	33.6%
Compensation and Benefits
Compensation and benefits increased $17.5 million, or 33.3%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to increased headcount including the full year impact of 2020 MGEX acquisition, higher bonus and share based compensation, and lower capitalization for internally developed software.
Information Technology and Communication Costs
Information technology and communication costs increased $2.9 million, or 25.3%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to increased connectivity expenses resulting from a full year of operation of MIAX Pearl Equities and MGEX.

Depreciation and Amortization
Depreciation and amortization increased $3.7 million, or 21.3%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to a full year of amortization expense for the build out of MIAX Pearl Equities. Additional increases resulted from capital spending relating to trading system and business system capacity growth and new functionality.
Occupancy Costs
Occupancy costs increased $2.4 million, or 73.4%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to full year impact of building costs resulting from the acquisition of MGEX.
Professional Fees and Outside Services
Professional fees and outside services costs increased $5.6 million, or 31.5%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to increases in consulting fees of $2.1 million, regulatory fees of $2.1 million from rising CAT costs, $0.9 million in higher audit fees, and $0.5 million of increased legal fees.
Marketing and Business Development
Marketing and business development costs increased $7.9 million, or 532.9%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to increased marketing programs for new products in the Futures segment as well as increased branding and promotion costs.
Acquisition-Related Costs
There were no acquisition-related costs for the year ended December 31, 2021. Acquisition-related costs for the year ended December 31, 2020 of $7.0 million, related to the MGEX and BSX acquisitions.
General, Administrative and Other
General, administrative and other expenses increased $6.6 million, or 95.1%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to higher Board related expenses, including a one-time cash bonus of $3.9 million paid to directors in 2021, increased travel and entertainment expenses, as well as higher insurance related expenses.
Operating Income
As a result of the items above, operating income for the year ended December 31, 2021 was $23.7 million, compared to a $4.2 million loss for the year ended December 31, 2020, an increase of $27.9 million.
Interest expense and amortization of debt issuance costs
Net interest expense of $19.3 million increased $5.3 million, or 37.4%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to increase interest on additional incremental debt issued in 2021.
Investment gain
Investment gain of $19.5 million in 2021 represents the gain on the sale of our investment in Ledger Holdings, Inc. (“LedgerX”) following its sale to FTX US in October 2021.
Change in fair value of warrants on puttable shares and puttable common stock
The change in fair value of warrants on puttable shares and puttable common stock of $118.7 million and $26.7 million for the years ended December 31, 2021 and 2020, respectively, represents the increase in fair value of outstanding warrants and common stock awarded to the participants of ERPs I and II.  These awards have an associated put right that requires the Company to repurchase a certain percentage of the fair market value of the award upon exercise. The fair market value of these awards is reflected in other non-current liabilities on the Company’s Consolidated Balance Sheets.
Gain on Extinguishment of Debt
Gain on extinguishment of debt of $3.2 million, represents forgiveness of principal and interest for the PPP Loan that the Company entered into in April 2020, which was forgiven in June 2021.
Gain on Sale of State NOL
Gain on sale of State NOL of $1.0 million, represents the sale of New Jersey net operating loss tax credits under a program operated by the state’s Economic Development Authority in 2021.
Loss Before Income Tax Provision
As a result of the above, the loss before income tax provision for the year ended December 31, 2021 was $90.6 million compared to a $44.9 million loss for the year ended December 31, 2020.
Income Tax Provision
For the year ended December 31, 2021, income tax expense was $3.0 million compared to an income tax benefit of $12.8 million for the year ended December 31, 2020. The tax benefit in 2020 was due to release of valuation allowance on the Company’s deferred tax assets recognized upon the acquisition of MGEX.
Net Loss
As a result of the items above, net loss for the year ended December 31, 2021 was $93.6 million compared to a $32.1 million loss for the year ended December 31, 2020.
Segment Operating Results
We report results from our three segments: Options, Equities and Futures. Segment performance is primarily based on adjusted revenues less cost of revenues and Adjusted EBITDA. We have aggregated all corporate costs, as well as other business ventures, within the Corporate Items and Eliminations as those activities should not be used to evaluate a segment’s operating performance. All operating expenses that relate to activities of a specific segment have been allocated to that segment.
The following summarizes our total revenues by segment (in thousands, except percentages):
				Percentage of Total Revenues
	Year Ended December 31,		Percent Change	Year Ended December 31,
	2021	2020		2021	2020
Options	$690,288	$446,181	54.7%	91.8%	98.6%
Equities	45,223	4,871	828.4%	6.0%	1.1%
Futures	14,899	704	2016.3%	2.0%	0.2%
Corporate/Other	1,133	608	86.3%	0.2%	0.1%
Total revenues	$751,543	$452,364	66.1%	100.0%	100.0%

The following summarizes our adjusted revenues less cost of revenues (in thousands, except percentages):
				Percentage of Total Adjusted Revenues less Cost of Revenues
	Year Ended December 31,		Percent Change	Year Ended December 31,
	2021	2020		2021	2020
Options	$166,548	$122,409	36.1%	90.5%	96.1%
Equities	5,970	3,630	64.5%	3.2%	2.9%
Futures	10,359	704	1371.4%	5.6%	0.6%
Corporate/Other	1,133	608	86.3%	0.6%	0.5%
Adjusted revenues less cost of revenues	$184,010	$127,351	44.5%	100.0%	100.0%
Options
The following summarizes trends in certain operational and financial metrics for our Options segment (in thousands, except percentages, trading days and as noted below):
	Year Ended December 31,
	2021	2020	2019	2018	2017
Options:
Average daily volume (ADV):
Market ADV (Equity and ETF)	37,170	27,685	17,542	18,217	14,697
MIH ADV (Equity and ETF)	5,310	3,270	1,745	1,679	925
Number of trading days	252	253	252	251	251
Total Options revenue per contract (RPC)(1)	$0.072	$0.092	$0.111	$0.088	$0.154
Access fees	$50,796	$33,531	$26,964	$21,245	$18,424
Market data fees	$19,066	$12,174	$8,786	$7,051	$4,300
MIH market share	14.3%	11.8%	9.9%	9.2%	6.3%

(1)
Revenue per contract represents transaction and clearing fees less transaction rebates, brokerage, routing and clearing costs and Section 31 fees, divided by total contracts traded during the period.

The following summarizes revenues less cost of revenues, operating expenses, operating income, Adjusted EBITDA and Adjusted EBITDA margin for our Options segment (in thousands, except percentages):
				Percentage of Total Revenues
	Year Ended December 31,		Percent Change	Year Ended December 31,
	2021	2020		2021	2020
Revenues less cost of revenues	$166,548	$108,860	53.0%	24.1%	24.4%
Operating expenses	75,439	62,565	20.6%	10.9%	14.0%
Operating income	$91,109	$46,295	96.8%	13.2%	10.4%
Adjusted EBITDA(1)	$110,819	$77,352	43.3%	16.1%	17.3%
Adjusted EBITDA margin(2)	66.5%	63.2%

*
Not meaningful

(1)
See “Overview” above for a reconciliation of net income to EBITDA and management’s reasons for using such non-GAAP measures.

(2)
Adjusted EBITDA margin represents Adjusted EBITDA divided by adjusted revenues less cost of revenues.

Revenues less cost of revenues increased $57.7 million for the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily due to higher Net Transaction Fees driven by higher industry ADV and increased market share partially offset by lower rate per contract, coupled with increases in market data fees and access fees. For the year ended December 31, 2021, operating expenses increased $12.9 million compared to the year ended December 31, 2020 primarily due to increased headcount, regulatory fees and marketing expenses. As a result of the items above, Operating income increased $44.8 million, or 96.8%, as compared to prior year. After adjusting primarily for share based compensation and a one-time bonus paid to directors, Adjusted EBITDA increased $33.5 million, or 43.3%, versus the prior year.
Equities
The following summarizes revenues less cost of revenues, operating expenses, operating income, Adjusted EBITDA and Adjusted EBITDA margin for our Equities segment (in thousands, except percentages):
				Percentage of Total Revenues
	Year Ended December 31,			Year Ended December 31,
	2021	2020	Percent Change	2021	2020
Revenues less cost of revenues	$3,302	$3,630	-9.0%	7.3%	74.5%
Operating expenses	27,515	23,904	15.1%	60.8%	490.7%
Operating income	$(24,213)	$(20,274)	*	*	*
Adjusted EBITDA(1)	$(12,209)	$(13,716)	*	*	*
Adjusted EBITDA margin(2)	*	*

*
Not meaningful

(1)
See “Overview” above for a reconciliation of net income to EBITDA and management’s reasons for using such non-GAAP measures.

(2)
Adjusted EBITDA margin represents Adjusted EBITDA divided by adjusted revenues less cost of revenues.

Revenues less cost of revenues decreased $0.3 million for the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily due to negative Net Transaction Fees resulting from inverted pricing where transaction rebates exceed transaction fees, partially offset by higher market data fees and access fees from MIAX Pearl Equities. For the year ended December 31, 2021, operating expenses increased $3.6 million compared to the year ended December 31, 2020 primarily due to higher connectivity expenses and amortization of 2020 capital spending for MIAX Pearl Equities. As a result of the items above, Operating income decreased $3.9 million as compared to prior year. After adjusting primarily for share based compensation, Adjusted EBITDA increased $1.5 million versus the prior year.

Futures
The following summarizes revenues less cost of revenues, operating expenses, operating income, Adjusted EBITDA and Adjusted EBITDA margin for our Futures segment (in thousands, except percentages).
				Percentage of Total Revenues
	Year Ended December 31,		Percent Change	Year Ended December 31,
	2021	2020		2021	2020
Revenues less cost of revenues	$10,359	$704	1371.4%	69.5%	100.0%
Operating expenses	22,237	5,845	280.4%	149.3%	830.3%
Operating income	$(11,878)	$(5,141)	*	*	*
Adjusted EBITDA(1)	$(9,915)	$(4,367)	*	*	*
Adjusted EBITDA margin(2)	*	*

*
Not meaningful

(1)
See “Overview” above for a reconciliation of net income to EBITDA and management’s reasons for using such non-GAAP measures.

(2)
Adjusted EBITDA margin represents Adjusted EBITDA divided by adjusted revenues less cost of revenues.

Revenues less cost of revenues increased $9.7 million for the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily due to the full year impact of MGEX. For the year ended December 31, 2021, operating expenses increased $16.4 million compared to the year ended December 31, 2020 primarily due to full year impact of 2020 MGEX acquisition as well as higher marketing program fees for new products. As a result of the items above, Operating income decreased $6.7 million as compared to prior year. After adjusting for share based compensation, Adjusted EBITDA decreased $5.5 million versus the prior year.
Liquidity and Capital Resources
Since our inception, we have financed operations primarily through issuances of common stock and warrants, borrowings under credit facilities and cash flow from operating activities.
Based on our current level of operations, we believe our available cash, available borrowings and cash provided by operations will be adequate to meet our current liquidity needs for the next 12 months. In the near term, we expect that our cash from operations will meet our cash needs to fund our operations, capital expenditures, interest payments on debt and debt repayments. Our future capital requirements will depend on many factors, including but not limited to, our growth rate, headcount, sales and marketing activities, research and development efforts, capital expenditures, the introduction of new products and offerings, potential merger and acquisition activity, other strategic initiatives, volatility in the market or in certain securities and trading volume of our customers. We may be required to seek additional equity or debt financing. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations and financial condition.

Cash Flows
The following table summarizes our cash flow activities for the years ended December 31, 2021 and 2020 (in thousands):
	Year Ended December 31,
	2021	2020
Net cash provided by operating activities	$24,230	$120,344
Net cash provided by (used in) investing activities	320	(24,980)
Net cash provided by financing activities	92,106	12,075
Increase in cash, cash equivalents and restricted cash:	$116,656	$107,439
	Year Ended December 31,
	2021	2020
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	$160,900	$51,176
Restricted cash	86,844	79,912
Total	$247,744	$131,088
Cash provided by operating activities consisted of net loss adjusted for certain non-cash items including depreciation and amortization and share-based compensation expense, as well as the effect of changes in operating assets and liabilities. Net operating assets and liabilities at any specific point in time are subject to many variables, including variability in user activity, the timing of cash receipts and payments and vendor payment terms.
For the year ended December 31, 2021, cash provided by operating activities was $24.2 million, primarily due to a net loss of $93.6 million, adjusted for the add back of non-cash charges of $141.6 million consisting primarily of a change in fair value of warrants on puttable shares and puttable common stock of $118.7 million, share-based compensation expense of $18.1 million and depreciation and amortization of $21.1 million partially offset by investment gain of $19.5 million and gain on extinguishment of debt $3.2 million Additionally, the cash generated from operating activities decreased due to net outflows from changes in operating assets and liabilities of $23.8 million, primarily due to a decrease in deferred transaction revenue of $5.3 million driven by customer utilization of prepaid fees associated with ERP V and a $16.3 million increase in other assets driven by an increase in notes receivable related to the CAT.
For the year ended December 31, 2020, cash provided by operating activities was $120.3 million, primarily due to a net loss of $32.1 million, adjusted for the add back of non-cash expenses of $62.9 million consisting primarily of a change in fair value of warrants on puttable shares and puttable common stock of $26.7 million, share-based compensation expense of $25.5 million and depreciation and amortization of $17.4 million. Operating cash flow generated from changes in operating assets and liabilities totaled $89.5 million, primarily due to a $73.9 million increase in margin and security deposits acquired with MGEX.
For the year ended December 31, 2021, cash provided by investing activities was $0.3 million, which primarily consisted of $22.4 million in proceeds from sale of investments, partially offset by $11.1 million in purchases of property, equipment and leasehold improvements, $7.0 million in capitalization of internally developed software, and $4.8 million in purchases of investments.
For the year ended December 31, 2020, cash flows used in investing activities were $25.0 million, which primarily consisted of $7.7 million in purchases of property, equipment and leasehold improvements, $10.2 million in capitalization of internally developed software, and $7.1 million in purchases of investments.
For the year ended December 31, 2021, cash flows provided by financing activities were $92.1 million, which primarily consisted of $80.1 million in proceeds from issuance of debt, net of issuance costs and $21.8 million in proceeds from equity issuances, offset by $9.9 million of principal payments on outstanding debt.

For the year ended December 31, 2020, cash flows provided by financing activities were $12.1 million, which primarily consisted of $14.2 million in proceeds from equity issuances and $7.6 million of proceeds from issuance of debt, offset by $5.2 million of principal payments on outstanding debt and $4.6 million used to acquire the remaining non-controlling interest in BSX.
Contractual Obligations
Senior Secured Loan Agreement
As of December 31, 2021, the Company had an outstanding senior secured term loan with a principal balance of $104.3 million. Interest on the loan accrues at fixed rate of 13.13% with interest payable on a monthly basis and principal payable on a semi-annual basis. The loan matures on April 26, 2024. We intend to use a portion of the net proceeds from this offering to repay all outstanding amounts under the Senior Secured Loan Agreement.
Convertible Promissory Notes
As of December 31, 2021, the Company had outstanding convertible promissory notes with an aggregate principal balance of $64.7 million, comprised of approximately $59.7 million of unsecured convertible promissory notes due 2024 and $5.0 million of unsecured convertible promissory notes due 2025. During 2021, the Company issued $56.2 million of convertible promissory notes to existing stockholders and third -party investors. The notes have a three year term from the date of issuance and accrue interest at a fixed rate of 10% per annum. The notes are convertible at the option of the holder into shares of the Company’s common stock at a conversion price of $9.00 per share until the maturity date.
On December 4, 2020, the Company issued a 9.5% convertible note for $5.0 million to an existing stockholder due five years from the date of issuance. Interest is payable quarterly and the note is convertible into the Company’s common stock at the option of the holder at a price of $8.00 per share.
Lines of Credit
As of December 31 2021, MGEX maintained two unsecured revolving lines of credit with a bank, one for $6.0 million and another for $4.0 million. Both unsecured lines of credit expire on August 31, 2022. Borrowings bear interest at the bank’s prime rate less 0.25% (effective rate of 3.00% as of December 31, 2021 and 2020) and have an annual commitment fee of 0.40%. MGEX also maintained a secured line of credit which expires on August 5, 2022, and carries interest at the bank’s prime rate of 3.25% as of December 31, 2021 and 2020 and an annual commitment fee of 0.25% through August 2022. At December 31, 2021 and 2020, there were no amounts outstanding on any lines of credit.
Interest expense totaled $0 for the years ended December 31, 2021 and 2020. MGEX is required to maintain certain financial minimums and restrictions. MGEX was in compliance with all such covenants for the year ended December 31, 2021.
Warrants on Puttable Shares and Puttable Common Stock
ERPs I and II participants that are vested in at least 70% of the warrants granted for one Unit have the put right to require that MIH purchase a certain percentage of the shares held under ERPs I or II, as applicable, on each anniversary of the put vesting date under each program in cash at a price per share equal to a fixed percentage of the fair market value of MIH’s common stock. Eligible offering participants are able to exercise the put right during the 90-day period commencing on the initial put vesting date and each anniversary thereof (each, an annual “Put Period”). The initial put vesting dates for ERP I and ERP II were August 1, 2016 and August 1, 2018, respectively.
MIH recorded a liability of $308.1 million and $194.1 million at December 31, 2021 and 2020, respectively, representing the estimated fair value of the warrants on puttable shares and puttable common stock outstanding as of the balance sheet dates. The liability associated with these awards is remeasured at each reporting period until settlement, with the change in fair value recorded as non-operating income (expense) on the consolidated statements of operations.

The put closing date for a put right exercise is no later than 120 days following MIH’s receipt of a put notice, subject to the applicability of any regulatory approvals that may be required in connection therewith. Notwithstanding the foregoing, MIH, in its discretion, may elect to fund the put price in installments as follows: one-third (1/3) shall be paid on the put closing date and the remaining two-thirds (2/3) shall be paid in equal installments on each of the two succeeding calendar year anniversaries of the put closing date. In addition, under certain circumstances, MIH may, at its option, elect to defer payment of the first installment payment until the first anniversary of the put closing date, such that two-thirds (2/3) of the total put price will be funded on the first anniversary of the put closing date, with the balance of the put price due and payable on the third anniversary of the put closing date.
During 2020, MIH received a put notice (the “2020 Put Exercise”) from an ERP I participant to redeem 1,969,683 shares of common stock in exchange for a $14.2 million cash payment. MIH elected to defer payment and paid one-third (1/3) of the balance on February 25, 2021, the put closing date, with the remaining two payments to be made on each of the two succeeding calendar year anniversaries of such put closing date. On or about February 23, 2022, such ERP I participant withdrew the 2020 Put Exercise with respect to 656,561 shares totaling $4.7 million subject to the second installment due on February 25, 2022, leaving the final one-third installment payment due on February 25, 2023.
During 2021, MIH received a second put notice from the same ERP I participant to redeem the remaining 218,854 shares of common stock acquired pursuant to ERP I for a cash payment of $1.9 million. MIH elected to defer payment and paid one -third of the balance on February 4, 2022, the put closing date, with the remaining two payments to be made on each of the succeeding calendar year anniversaries of such put closing date.
The rights to put additional shares held by eligible ERP I and ERP II participants terminate upon completion of an initial public offering of MIH common stock where the offering price, net of underwriting discounts and commissions, exceeds $250 million.
Off-Balance Sheet Arrangements
The following table summarizes our off-balance sheet arrangements as of the December 31, 2021. The amount of the obligations presented in the table summarizes our commitments to settle contractual obligations in cash as of the dates presented.
	Payments due by period
	Total	Less than 1 year	More than 1 year
Lease obligations	$15,297	$3,275	$12,022
Purchase obligations	12,435	1,869	10,566
Total	$27,732	$5,144	$22,588
Lease obligations primarily comprise operating leases relating to the Company’s offices in Princeton and Bermuda. Purchase obligations include long term non-cancelable agreements with consultants and vendors to provide services. In 2021, the Company entered into a long term license agreement with a vendor to provide a real time clearing system to MGEX.
Recent Accounting Pronouncements
For a discussion of recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.
Quantitative and Qualitative Disclosures about Market Risk
Market risk generally represents the risk of loss that may result from the potential change in the value of a financial instrument as a result of fluctuations in interest rates and market prices. Information relating to quantitative and qualitative disclosures about these market risks is described below.

Interest Rate Risk
As of December 31, 2021 and 2020, our cash and cash equivalents was $160.9 million and $51.2 million, respectively, of which $1.5 million and $1.8 million was held in Bermuda. The remaining cash and cash equivalents are denominated in U.S. dollars. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates. As of December 31, 2021, we had $169.0 million in outstanding debt, of which $104.3 million related to the Senior Secured Loan Agreement and the remaining $64.7 million related to convertible promissory notes. The outstanding debt bears interest at a fixed interest rate. Changes in interest rates will have no impact on the interest we pay on fixed rate obligations.
Credit Risk
We are exposed to credit risk from third parties, including customers, counterparties and clearing agents. These parties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. We limit our exposure to credit risk by considering such risk when selecting the counterparties with which we make investments and execute agreements.
We do not have counterparty credit risk with respect to trades matched on our options or equities exchanges in the U.S. With respect to equities, we deliver matched trades of our customers to the National Securities Clearing Corporation (“NSCC”) without taking on counterparty risk for those trades. NSCC acts as a central counterparty on all equity transactions occurring on MIAX Pearl Equities and, as such, guarantees clearance and settlement of all of our matched equity trades. Similarly, with respect to U.S. options, we deliver matched trades of our customers to the OCC, which acts as a central counterparty on all transactions occurring on MIAX Options, MIAX Pearl and MIAX Emerald and, as such, guarantees clearance and settlement of all of our matched options trades.
With respect to orders routed to other markets for execution on behalf of our customers, we are exposed to some counterparty credit risk in the case of failure to perform on the part of our routing brokers. We believe that any potential requirement for us to make payments under these guarantees is remote and accordingly, have not recorded any liability in the consolidated financial statements for these guarantees.
Historically, we have not incurred any liability due to a customer’s failure to satisfy its contractual obligations as counterparty to a system trade. Credit difficulties or insolvency, or the perceived possibility of credit difficulties or insolvency, of one or more larger or more visible market participants could also result in market-wide credit difficulties or other market disruptions.
We also have credit risk related to fees that are billed in arrears to customers on a monthly basis. Our potential exposure to credit losses on these transactions is represented by the receivable balances in our balance sheet. Our customers are financial institutions whose ability to satisfy their contractual obligations may be impacted by volatile securities markets.
On a regular basis, we review and evaluate changes in the status of our counterparties’ creditworthiness. Credit losses such as those described above could adversely affect our consolidated financial position and results of operations. Any such effects to date have been minimal.
As a result of the acquisition of MGEX in December 2020, the Company is exposed to further credit risk through our clearing operations. MGEX holds material amounts of clearing participant collateral, both cash and non-cash deposits, which are held or invested primarily to provide security of capital while minimizing credit risk as well as liquidity and market risks. The following is a summary of the risks associated with these deposits and how these risks are mitigated:
•
Credit Risk — Credit risk to MGEX comes primarily from two sources, which are the potential default or insolvency of a clearing participant or the insolvency of a settlement bank. Credit risk from clearing participants stems from the potential risk of non-performance by a participant to satisfy its obligations, financial or otherwise, to the clearing house. MGEX attempts to mitigate credit risk posed by clearing participants through a variety of methods, such as marking open positions to market twice daily and requiring clearing participants to make security deposits and pledge margin based upon open positions held at MGEX. Furthermore, MGEX uses risk-based margin methodologies and models to estimate volatilities and determine appropriate margin requirements expected to cover exposures and reduce credit risk posted by market fluctuations. Although MGEX clears limited physically delivered contracts, MGEX may face large credit exposures on settlement days should a participant fail to perform on its delivery obligations. To mitigate this risk, MGEX closely monitors clearing participant exposures during the delivery period and applies product-specific heightened risk management standards through its rules. As to credit risk of settlement banks, MGEX rules require that clearing participants maintain accounts at a settlement bank approved by MGEX. In addition, MGEX monitors approved settlement banks on an ongoing basis by performing financial reviews that evaluate, among other items, a bank’s capital resources and liquidity.
•
Liquidity Risk — Liquidity risk is the risk MGEX may not be able to meet its payment obligations on time. To help mitigate this risk, MGEX monitors its liquidity requirements closely and maintains funds and assets in a manner which attempts to minimize the risk of loss or delay in the access by the clearinghouse to such funds and assets. For example, liquidity risks posed by clearing participants are addressed through the collection of margin and the posting of security deposits. On a daily basis, MGEX calculates performance bond requirements for all of its clearing participants portfolios and requires that clearing participants post funds to the Clearing House to cover its margin requirement. MGEX also maintains multiple lines of credit that could be drawn upon to increase liquidity in the event of a default of a clearing participant. Lastly, MGEX holds sufficient liquid resources to meet its financial obligations in the event of a default by the two clearing participants or their affiliates creating the largest combined loss to the Clearing House in extreme but plausible market conditions.

•
Market Risk — Market risk, including procyclicality, is another a source of risk faced by MGEX. To help mitigate market risk, the Clearing House establishes bond requirements designed to limit the likelihood of procyclical changes in such requirements and mitigate costly and disruptive adjustments to performance bond requirements in periods of high market volatility. Specifically, MGEX rules provide that when calculating performance bond requirements, the Clearing House will include measures designed to limit procyclicality that are equivalent to at least one of the options listed in Article 1, paragraph 2(b) of the European Commission’s Implementing Decision 2016/377.

Critical Accounting Policies and Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. On an ongoing basis, the Company evaluates its estimates, including those related to areas that require a significant level of judgment or are otherwise subject to an inherent degree of uncertainty. The Company bases its estimates on historical experience, observance of trends in particular areas, information available from outside sources and various other assumptions that are believed to be reasonable under the circumstances. Information from these sources form the basis for making judgments about the carrying values of assets and liabilities that may not be readily apparent from other sources.
We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact of, and any associated risks related to, these policies on our business operations is discussed throughout “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” For a detailed discussion on the application of these and other accounting policies, see Note 2 (“Summary of Significant Accounting Policies”) to our consolidated financial statements and related notes included elsewhere in this prospectus.
Goodwill and Indefinite-Lived Intangible Assets and Related Impairment
Goodwill represents the excess of the purchase price over the fair value assigned to the net assets, including identifiable intangible assets, of businesses acquired. Goodwill is allocated to our reporting units based on the assignment of the fair values of each reporting unit (“RU”) of the acquired company. Indefinite -lived intangible assets are comprised of exchange licenses. Goodwill and indefinite-lived intangible assets are not amortized but are tested for impairment at least annually or when indicators of impairment are identified.

We assess goodwill for impairment annually on October 1, or more frequently if events or circumstances indicate that the carrying amounts may not be fully recoverable. We first consider the option to assess qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If we conclude that it is more likely than not that the fair value is less than the carrying amount, we then perform a one-step quantitative impairment test by comparing the reporting unit’s fair value with its carrying value. An impairment loss is recognized for the amount by which the RUs carrying value exceeds its fair value, up to the total amount of goodwill allocated to the reporting unit.
We estimate the fair value of a reporting unit using both the income approach and the market approach. The income approach uses a discounted cash flow methodology that involves significant judgment and projections of future performance. Assumptions about future revenues and future operating expenses, capital expenditures and changes in working capital are based on the annual operating plan and other business plans for each reporting unit. These plans take into consideration numerous factors, including historical experience, current and future operational plans, anticipated future economic conditions and growth expectations for the industries and end markets in which we participate. The market approach includes consideration of the financial condition and operating performance of the company being valued relative to those of publicly traded companies or to those of companies acquired in a single transaction, which operate in the same or similar lines of business. The determination of estimated fair values of the RU required management to make certain estimates about discount rates, future expected cash flows, market conditions and other future events that are highly subjective in nature.
We review our indefinite lived intangible assets, for impairment whenever events or circumstances indicate that the carrying amount of an asset or asset group may not be fully recoverable. Similar to goodwill impairment testing, we test for impairment of indefinite-lived intangible assets during the fourth quarter of our fiscal year using an October 1 measurement date and may first perform a qualitative assessment. If we elect to perform or are required to perform a quantitative assessment, the test consists of a comparison of the fair value of the indefinite-lived intangible asset to its carrying amount as of the impairment testing date. The determination of asset fair value is subject to significant judgment and utilizes valuation techniques including discounting estimated future cash flows and market-based analyses. Our estimates of cash flows are based on past experiences adjusted for trends and future expectation, and can be significantly impacted by changes in our business or economic conditions. If the carrying value of the asset exceeds the estimated undiscounted future cash flows, an impairment loss is recognized for the difference between the estimated fair value and the carrying value.
Stock-based Compensation
The Company recognizes the cost of employee and non-employee services received in exchange for a share-based payment such as stock options, restricted stock awards and warrants. The cost is based upon the grant-date fair value at the time of the grant, amortized over the service period required by the award’s vesting terms, net of any actual forfeitures. In determining the estimated fair value of the Company’s common stock, management uses the assistance of a third party using the Company’s earnings projections and capitalization tables. The fair value of the options and warrants is derived using a Black-Scholes option valuation model. This model requires the input of highly subjective assumptions including the value of our common stock, implied stock price volatility of similar public entities and the estimated life of each award.
Common Stock Valuation
Prior to this offering, given the absence of a public trading market for our common stock and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of our common stock. These factors included:
•
independent third-party valuations of our common stock

•
the prices paid for our common stock

•
our financial forecasts, financial condition, results of operations and capital resources

•
the industry outlook

•
the valuation of comparable companies

•
the lack of marketability of our common stock

•
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our Company, given prevailing market conditions

•
the history and nature of our business, industry trends and competitive environment; and

•
general economic outlook including economic growth, inflation, unemployment, interest rate environment and global economic trends.

Our board of directors determined the fair value of our common stock by first determining the equity value of our business, and then allocating the value among the various classes of our equity securities to derive a per share value of our common stock. The equity value of our business was primarily estimated utilizing the income or market approaches, and at times when applicable, by reference to a common stock transaction preceding the date of the valuation.
The income approach estimates equity value based on the estimated present value of future cash flows the business is expected to generate over its remaining life. The estimated present value is calculated using a discount rate reflective of the risks associated with an investment in a similar company in a similar industry or having a similar history of revenue growth. The market approach estimates value based on a comparison of the subject company to comparable public companies. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial forecasts to estimate the value of the subject company.
In allocating the equity value of our business among the various classes of stock, we relied on two methods: the option pricing method (“OPM”), which models each class of stock as a call option with a unique claim on our assets; and the current value method (“CVM”), which unlike OPM assumes that the various debt and equity interests share in the value of the business enterprise as of the date of the valuation (a single value rather than an array of probability weighted values at future dates) according to each interest’s respective rights and claims to the business enterprise value. After the allocation to the various classes of stock, a discount for lack of marketability (“DLOM”), is applied to arrive at a fair value of the common stock. A DLOM is meant to account for the lack of marketability of a stock that is not traded on public exchanges.
In addition, we also considered any transactions involving our capital stock. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include the number of different buyers and sellers, transaction volume, timing relative to the valuation date, whether the transactions occurred between willing and unrelated parties, and whether the transactions involved investors with access to our financial information.
Application of these approaches involves the use of estimates, judgments and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable companies and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.
Following this offering, it will not be necessary to determine the fair value of our common stock, as the shares of our common stock will be traded in the public market.
Income Taxes
We record deferred taxes on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.
We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the consolidated financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. Our policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the consolidated statements of income.
Emerging Growth Company Status
We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements and interim condensed consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.
We expect to use the extended transition period for any other new or revised accounting standards during the period in which we remain an emerging growth company. As described in “Recently adopted accounting pronouncements” in our consolidated financial statements and interim condensed consolidated financial statements included elsewhere in this prospectus, we early adopted multiple accounting standards, as the JOBS Act does not preclude an emerging growth company from adopting a new or revised accounting standard earlier than the time that such standard applies to private companies to the extent early adoption is allowed by the accounting standard.

INDUSTRY OVERVIEW
Introduction
We build and operate marketplaces for the trading of exchange-listed options, futures and equities, which is a large and growing global industry. Exchange-listed derivatives, such as options and futures, are financial instruments that derive their value from an underlying asset or reference value, such as individual equities, market indexes, debt instruments, currencies, interest rates, commodities, cryptocurrencies and various other benchmarks. Over the past two decades, the use of these derivatives has expanded dramatically and has evolved into a key tool for hedging, risk management, asset allocation, arbitrage and speculation. Exchange-listed derivatives are cleared and settled through a central counterparty known as a clearinghouse, which serves as the counterparty to each of the seller and the buyer of a derivative instrument thereby eliminating counterparty risk for the seller and the buyer.
U.S. Options Market
An option is a contract which conveys to its buyer the right, but not the obligation, to buy or sell an underlying asset or instrument at a specified strike price on or before a specified date, depending on the style of the option. The vast majority of options traded on exchanges today are options on individual equities, ETFs and market indexes. There are two types of options traded on U.S. options exchanges: American and European. American style options can be exercised any time prior to their respective expiration date while European options can only be exercised at the time of expiration. All U.S. equity and index options are traded solely on exchanges and are issued and cleared by the OCC. There are currently 16 U.S. options exchanges registered with the Securities Exchange Commission where these options can be traded today.
U.S. options exchanges differ by their allocation model and pricing model. The allocation model determines who, among those posting orders on the exchange (“Liquidity Makers”) at a given price, are allocated trading volume when an order or quote is placed to execute against resting liquidity (“Liquidity Takers”). Regardless of allocation model, more aggressively priced liquidity always trades ahead of liquidity at a worse price. For liquidity resting with the same price, a Price-Time allocation will allocate trades to liquidity based on the time the liquidity was entered on the book, so older liquidity will be executed ahead of newer liquidity, while Pro Rata allocation typically allocates trades to liquidity based on the size of the resting liquidity.
The pricing model used by an exchange determines who is charged an exchange transaction fee and who is paid an exchange transaction rebate. A Maker-Taker model generally pays a transaction rebate to the Liquidity Maker for each contract traded and charges a transaction fee to the Liquidity Taker. The Customer Rebate model generally charges market makers and professional traders to execute each contract traded and pays a transaction rebate to customers. The largest exchange groups in U.S. options own and operate multiple SEC-registered exchanges to offer different pricing or allocation models to customers. This allows exchange groups to capture greater market share as they can implement different models to attract specific types of investors and traders to the exchange.
According to the OCC, trading volume in exchange-listed U.S. options has increased dramatically over the past two decades, growing from 3.2 million average daily volume traded in 2001 to a record 39.2 million average daily volume traded in 2021, which represents a compound annual growth rate of 13% since 2001 and 33% since 2020.

Total U.S. Exchange-Traded Options Industry Volume
Source: The Options Clearing Corporation
U.S. Futures Market
A futures contract is a standardized agreement to buy or sell a commodity or financial instrument at a predetermined price at a specified date in the future. Contract sizes are standardized and differ by the underlying asset type. For example, the MGEX Hard Red Spring Wheat futures contract has a contract quantity of 5,000 bushels. Futures contracts are settled either through physical delivery or cash settlement, depending on the contract specification for the product, and these contracts must be settled on the same exchange in which the contract was purchased. Today, the majority of U.S. futures trading occurs on four major exchanges: CME, Cboe, ICE and MGEX.
Large futures exchanges often hold a DCO license, allowing them to vertically integrate the execution, clearing and settlement services between the exchange and a wholly owned clearinghouse. If allowed by the CFTC, a DCO license holder can also clear and settle futures contracts for other exchanges in addition to its own listed futures contracts. For example, MGEX serves as the exclusive venue for the clearing of certain cryptocurrency products listed for trading on the Bitnomial Exchange (a bitcoin derivatives exchange).
According to the FIA, the U.S. futures market has increased dramatically over the past two decades, growing from 3.2 million average daily contracts traded in 2001 to a record 20.9 million average daily contracts traded in 2021, which represents a compound annual growth rate of 10% since 2001 and 2% growth from 2020.
Total U.S. Exchange-Traded Futures Industry Volume
Source: The Futures Industry Association

U.S. Equities Market
An equity is a financial instrument that represents fractional ownership of a corporation. Issuers, typically corporations, which meet certain minimum listing requirements may choose to permit their shares to be listed and traded on public exchanges, where they can be bought and sold. In the U.S. these are considered national securities exchanges. Through a specific set of rules known as unlisted trading privileges (“UTP”), any exchange may trade the shares issued on another national securities exchange listing. The Depository Trust and Clearing Corporation (“DTCC”) and its affiliate the NSCC provide clearing and settlement services for equities executed across the 16 regulated national securities exchanges and other marketplaces. Whereas trades in U.S. exchange-listed equity and index options as well as futures must take place on-exchange, trading in equities may occur on so-called off-exchange venues such as Alternative Trading Systems (“ATSs”), Dark Pools or through broker-dealers, provided the material aspects of the trade (i.e., price, quantity and time) are reported to an approved trade reporting facility.
Most U.S. equities exchanges employ a Price-Time allocation model. Under this model, trades are allocated based on the price and time the liquidity was entered on the book. However, there are variations to this allocation model; priority may be given to either liquidity originating from a retail order (Cboe EDGX) or liquidity originating from a specialist on a trading floor (NYSE).
The transaction pricing model used by an exchange determines who is charged an exchange transaction fee and who is paid an exchange transaction rebate. These models consist of Maker-Taker, Taker-Maker, Fee-Fee and Free. Maker-Taker pricing is used by most U.S. equities exchanges, and it will generally pay a transaction rebate to the Liquidity Maker and charge a transaction fee to the Liquidity Taker. Several U.S. equities exchanges also use a Taker-Maker transaction fee model which is the inverted version of the Maker-Taker model. The Fee-Fee model charges a transaction fee to both sides of the execution, and a Free model does not charge execution fees at all.
According to the Consolidated Tape Association, U.S. equities average daily volume on-exchange was approximately 6.4 billion in 2021, which represents a 0.5% increase over the average daily volume in 2020, and a compound annual growth of 4.5% since 2012. The three largest U.S.-based equity exchange groups by equity volume in 2021 were the NYSE, Nasdaq and Cboe, with 20%, 17% and 14% market share, respectively. Further, the trading volume on all of the equities national securities exchanges along with the other four national securities exchanges for the first two months of 2022, of which MIAX Pearl is one, comprise approximately 60% of all shares traded in the U.S. and off-exchange marketplaces and venues account for the remaining approximately 40% of all U.S. equity trading volume.
Total U.S. Equity Markets Industry Volume (On-Exchange)
Source: The Consolidated Tape Association (Excluding Off-Exchange Volume)

Industry Trends
We believe the following trends will continue to be key factors in the performance and dynamics of the markets in which we operate:
Heightened market volatility
Rising interest rates, easing of expansionary monetary policies by most major central banks, increasing inflation, political uncertainty, growing geopolitical risk and the onset of the COVID-19 pandemic are major recent events that have led to a significant increase in market volatility relative to the last decade. Increased volatility typically results in higher growth in trading volumes, especially in derivatives, as hedging, risk management, arbitrage and speculation all increase in activity. Increased volatility has also created the need for shorter duration contracts, such as weekly options, driving volumes even higher.
Growing retail participation
Zero commission trading, no account minimums and introduction of fractional shares have eliminated barriers to entry for a new generation of retail investors, growing the underlying base of market participants. Intuitive technology, abundance of online educational tools and accessible research have supported retail investors’ adoption of more sophisticated trading products, including options and futures. In addition, retail investors now have access to a wide range of data and analytics products that were previously only available to professional investors, helping retail investors trade more complex asset classes.
Technological advances
Technological advances have enabled U.S. derivatives exchanges to provide electronic trading platforms to their members. The emergence of electronic trading has been enabled by the ongoing development of sophisticated electronic order routing and matching systems, as well as advances in communication networks and protocols. This has created conditions that have improved liquidity, reduced friction and enhanced price discovery, enabling and leading to superior trade executions. In addition, the growing use of technology, combined with other factors, has decreased costs, enabling exchanges to lower fees.
Increased sophistication of trading strategies
Electronic market making has grown in prevalence as capital markets participants have become increasingly sophisticated and asset classes move toward electronic trading. This has led to an overall increase in trading activity as algorithmic and artificial intelligence (AI) driven strategies can execute trades at a much higher frequency than human traders. At the same time, these sophisticated market participants have become increasingly focused on the speed, security and reliability of financial marketplaces to which they direct their trades.
Proliferation and adoption of new asset classes and financial products
The past decade has seen a marked increase in the development and adoption of new asset classes, with cryptocurrencies and digital assets being notable examples. As new use cases for blockchain technology continue to emerge, we anticipate the continued adoption of cryptocurrencies and digital assets will create incremental need for more derivative and synthetic products that can provide exposure to the underlying digital assets, contributing to overall derivatives volume growth. Regulators continue to indicate that many of these products will move to a regulated environment, and the platforms on which these trade will need to become registered, creating opportunities for operators of regulated markets and centralized clearing houses. In addition, as these crypto platforms that hold millions of crypto accounts begin to offer trading in more traditional assets (i.e., equities, options and futures), it introduces a new customer segment that will continue to drive volume growth in these assets.
In addition to new asset classes, the number of financial products available to trade has continued to increase over time. For example, the introduction of option contracts with weekly rather than the standard calendar monthly expirations, as well as more recently introduced option contracts with Monday and Wednesday expirations in several large ETFs has greatly increased available products for customers.

BUSINESS
Our Company
We are a technology-driven leader in building and operating regulated financial marketplaces across multiple asset classes and geographies. Our MIAX Exchange marketplaces are enabled by state-of-the-art, in-house built, proprietary technology that provides industry-leading speed, performance and risk protections. We believe this proprietary technology coupled with our fully integrated, award-winning customer service, sets us apart from our competitors.
We operate markets across a diverse number of asset classes including options, futures and cash equities with a growing portfolio of proprietary products. Our markets include markets in U.S. options through MIAX Options, MIAX Pearl and MIAX Emerald; U.S. equities through MIAX Pearl Equities; U.S. futures and options on futures through MGEX; and international listings through BSX. The MIAX Exchanges are powered by our industry-leading technology. Our portfolio of proprietary products includes the SPIKES Volatility products, BRIXX Commercial Real Estate products and Tax Rate products, as well as the traditional MGEX exclusively listed Hard Red Spring Wheat product. We also offer clearing services for U.S. futures and options on futures through MGEX Clearing.
We also maintain a broad portfolio of U.S. exchange and clearing licenses, in both securities and futures. This positions us well for the next generation of cryptocurrency and digital asset products, whether such products are regulated by the SEC, CFTC, or some combination of the two.
Since launching our first options exchange in 2012, MIAX has grown to be the 15th largest global derivatives exchange operator as of December 31, 2021, as measured by the total number of futures and options contracts traded on exchanges as reported by the FIA. In 2021, trading in multi-listed U.S. options on our exchanges totaled 1.3 billion contracts, a 61.8% increase from the 2020 total. Total volume of futures and options on futures on the MGEX exchange reached 3.9 million contracts in 2021, an increase of 40.0% from the 2020 total.
We have a strong track record of organic growth. By increasing scale and launching new marketplaces, we have been able to substantially grow our transaction volume. Our average daily volume in U.S. options increased from 1.0 million contracts in 2015 to 5.3 million contracts in 2021, a compound annual growth rate of 32.0%.
Our revenue consists primarily of transaction fees, access fees and market data fees related to transactions executed on our exchanges. For the year ended December 31, 2021 and December 31, 2020, respectively, our revenues less cost of revenues were $181.3 million and $113.8 million, our adjusted revenues less cost of revenues was $184.0 million and $127.4 million, our net loss was $(93.6) million and $(32.1) million, our adjusted EBITDA was $67.4 million and $46.2 million, with an Adjusted EBITDA margin of 36.7% and 36.3%. For definitions of adjusted revenues less cost of revenues, adjusted EBITDA, adjusted EBITDA margin and reconciliations to net income, their most directly comparable financial measure presented in accordance with GAAP see “Summary Consolidated Financial and Other Data”.
Our History
Subsequent to the significant consolidation amongst equity and options exchanges, MIAX’s founders saw an opportunity to build a differentiated exchange managed by a team with significant trading, exchange and technology experience. The founders’ vision was to use a technology-first and customer-centric approach to develop faster and more reliable markets for participants.
MIAX was launched with a mission to provide:
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marketplaces that cater to the needs of the customer and trading communities;

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competitive pricing based on a low-cost operating structure;

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superior customer service and performance; and

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outstanding technology, reliability and risk protections.

We received SEC approval for our first options exchange, MIAX Options, which officially launched in December 2012.
In 2013, we established our first of five equity rights programs, or ERPs, a unique performance warrant program designed to build market share while further aligning us with industry-leading trading firms, order flow providers and market makers. All of our ERPs provided participating exchange member firms with the right to acquire equity in MIH in exchange for payment of an initial purchase price or the prepayment of certain exchange fees (in the case of ERPs I through IV) or the prepayment of certain exchange fees (in the case of ERP V). The warrants issued to each participant under these programs generally vest upon the achievement of certain liquidity volume targets by such firm on MIAX Options, MIAX Pearl or MIAX Pearl Equities, as applicable. We have successfully completed four ERPs to date, which have resulted in significant market share gains and commenced the fifth ERP on MIAX Pearl Equities in January 2021.
We launched our second options exchange, MIAX Pearl, in February 2017. MIAX Pearl offers a Price-Time allocation model with a Maker-Taker pricing structure, whereas the original MIAX Options exchange offers a Pro Rata allocation model with a Customer Rebate pricing structure. In March 2019, we launched our third options exchange, MIAX Emerald a hybrid model with a Pro Rata allocation model like MIAX Options and Maker-Taker pricing structure like MIAX Pearl.
Following the success of our options exchanges, we scaled and leveraged the technology built for our core options systems to launch cash equities on MIAX Pearl Equities, our first equities platform, in September 2020. MIAX Pearl Equities offers a Price-Time allocation model with a Maker-Taker fee structure.
We completed the acquisition of MGEX in December 2020. This strategically important acquisition provided us with access to the U.S. futures market. The licenses held by MGEX, including its DCM and DCO licenses, enable us to offer vertically integrated products and services in futures listing and clearing.
In February 2019, MIAX Options began trading our first proprietary options product on the SPIKES Index. We launched our first proprietary product on MGEX with futures on the SPIKES Index in December 2020, followed by Corporate Tax Rate futures in May 2021, BRIXX Commercial Real Estate futures in November 2021 and Capital Gains Tax Rate futures in December 2021.
We also expanded our international capabilities through our acquisition of BSX, completed in December 2020. BSX is a fully electronic, vertically integrated international securities market, headquartered in Bermuda that specializes in the listing and trading of capital market instruments such as equities, debt issues, funds, hedge funds, derivative warrants and ILS.
MIAX Key Milestones

Dec. 2012
Successfully launches trading operations on MIAX Options
Sep. 2013
MIAX introduces first ERP program with industry partners
Feb. 2015
MIAX initiates ERP II
MIAX Exchange Group surpasses 5% market share in multi-listed options in a month for the first time
Feb. 2017
Successfully launches trading operations on MIAX Pearl Options
Jul. 2017
MIAX initiates ERP III
Mar. 2018
MIAX Exchange Group surpasses 1 billion contracts executed
May 2018
MIAX initiates ERP IV
MIAX Exchange Group surpasses 10% market share in multi-listed options in a month for the first time
Feb. 2019
MIAX Options begins trading options on the SPIKES Index
Mar. 2019
Successfully launches trading operations on MIAX Emerald
Apr. 2020
MIAX Exchange Group surpasses 2 billion contracts executed
Sep. 2020
Successfully launches trading operations on MIAX Pearl Equities
Dec. 2020
MIH completes acquisition of MGEX
MGEX re-launches futures on SPIKES Index
MIH completes acquisition of BSX
2020
MIAX Exchange Group achieves 11.8% market share in multi-listed options for the year, a 19% increase over 2019
Apr. 2021
MIAX Exchange Group surpasses 3 billion contracts executed
May 2021
Completes rollout of TAX futures product on MGEX
Jun. 2021
MIAX Exchange Group surpasses 15% market share in multi-listed options in a month for the first time
Sep. 2021
BSX begins publishing MIAX Pearl Equities market data to the Pyth Network
Nov. 2021
Completes rollout of BRIXX futures products on MGEX
Dec. 2021
Completes rollout of Capital Gains Tax (CGT) futures product on MGEX
2021
MIAX Exchange Group achieves 14.3% market share in multi-listed options for the year, a 21% increase over 2020
Jan. 2022
MIAX Exchange Group achieves 1% market share in equities in a month for the first time

Our Markets
U.S. Options
We operate three fully automated electronic options exchanges in the United States, each with a distinct allocation and pricing model. In 2021, a record 1.3 billion multi-listed options contracts were executed on our options exchanges, a 61.8% increase from 2020. Our total U.S. multi-listed options market share reached a record 14.3% in 2021, a 21.0% increase from our 11.8% market share in 2020. In February 2022, 107.5 million multi-listed option contracts were executed on our options exchanges, up 2.3% from the February 2021 total. Total volume in the first two months of 2022 reached 225.8 million contracts on our exchanges, a 9.5% increase from the same period in 2021 and representing a market share of 14.2% in the period. We have grown our options market share by focusing on delivering superior technology capabilities, innovation, product development, exceptional customer service and competitive pricing.
U.S. Options Industry Market Share by Exchange Group
Average market share during 2021 (%)
Source: The Options Clearing Corporation
MIAX Options launched in December 2012 with a Pro Rata allocation model with Customer Rebate pricing. MIAX Pearl was launched in February 2017 and offers a Price-Time allocation and Maker-Taker fee structure. MIAX Emerald, our third exchange, was launched in March 2019 to serve as a counterpart to MIAX Options and MIAX Pearl by providing a Pro Rata allocation like MIAX Options and a Maker-Taker fee structure like MIAX Pearl. With the launch of MIAX Emerald, we now have access to approximately 93% of the total U.S. options market volume, with the remaining approximately 7% being traded on exchange floors as of March 1, 2022.
Overview of MIAX Options Exchanges
(as of March 1, 2022)

U.S. Equities
Under MIAX Pearl’s exchange license and leveraging the technology and systems built for our options exchanges, MIAX Pearl Equities launched as a cash equities exchange on September 29, 2020, and as of March 1, 2022 had a total of 47 exchange members. It was built with the support of industry-leading trading firms, liquidity providers and market makers to provide an alternative to the incumbent equities platforms in the Unites States. MIAX Pearl Equities is a fully automated electronic equities trading platform that leverages MIAX’s industry-leading technology, infrastructure and risk protections. The MIAX options technology was adapted for the unique functional and performance demands of equities trading which allows us to provide high performance while taking advantage of the scale associated with a system built for options trading.
MIAX Pearl Equities offers trading in all U.S. equity securities designated under the NMS qualifying for UTP using a Price-Time allocation model and Maker-Taker fee structure.
In February 2022, MIAX Pearl Equities reported monthly volume of 2.1 billion shares and market share of 0.92%. Volume in the first two months of 2022 totaled 4.5 billion shares, an increase of 354.3% from the same period in 2021 and representing a market share of 0.96%, showing significant growth in both volume and market share since launch in September 2020.
U.S. Futures
MGEX is a fully electronic, vertically integrated futures exchange and clearinghouse that was established in 1882. It is licensed by the CFTC as a DCM and DCO. On December 4, 2020, MIH acquired 100% ownership of MGEX. The acquisition of MGEX provides us with access to the U.S. futures market, positioning MIAX as a multi-asset exchange operator. MGEX’s unrestricted DCM and DCO licenses are highly valuable given the limited number of such licenses currently, as well as the high degree of difficulty in obtaining new licenses. As of March 1, 2022, we have 14 clearing members on MGEX, most of which are futures clearing merchants (“FCMs”). Additional FCMs access MGEX’s markets through relationships with existing clearing members.
The MGEX DCM offers us the ability to list our own proprietary products and exclusively listed futures products. The MGEX DCM operates on the CME Globex trading system, offering global distribution for MGEX-listed products. Our growing portfolio of proprietary and exclusively listed products include SPIKES, BRIXX Commercial Real Estate and Tax Rate, and Hard Red Spring Wheat futures.
The MGEX DCO operates on proprietary technology, which we are currently in the process of upgrading to support our growing portfolio of new products and enhance customer experience. The MGEX DCO serves as the exclusive venue for the clearing of products listed on the MGEX DCM. The MGEX DCO is one of a limited number of unrestricted DCO licenses in the U.S. that can offer margin on cleared futures positions as opposed to certain other DCOs that can only offer fully collateralized clearing on futures positions. Because of that, the MGEX DCO is an attractive venue for providing clearing services to other DCMs that do not have a DCO or have a restricted DCO. For example, MGEX serves as the exclusive venue for the clearing of certain cryptocurrency products listed for trading on the Bitnomial Exchange (a bitcoin derivatives exchange).
MGEX executed 311,768 U.S. futures contracts in February 2022, an increase of 7.6% from February 2021. Total year-to-date volume reached a record 588,919 contracts, an increase of 11.4% from the same period in 2021.
International Listings
BSX is a fully electronic, vertically integrated international securities market, headquartered in Bermuda and organized in 1971. BSX specializes in the listing and trading of capital market instruments such as equities, debt issues, funds, hedge funds, derivative warrants and ILS. MIH initially acquired a majority interest in BSX in October 2019 and completed the acquisition of the remaining shares of BSX in December 2020.

BSX is the global leader in the listing of ILS based on notional value. As of December 2021, 757 ILS securities were listed on BSX with an aggregate market issuance outstanding of $50.8 billion, accounting for over 90% of global issuances. At year-end 2021, there were a record 1,294 securities listed on BSX, a 14.8% increase from 1,127 at the end of 2020, and the market capitalization of the companies listed on BSX totaled approximately $334 billion.
In addition to gaining access to BSX’s existing international market, the acquisition of BSX gives us access to another vertically integrated market ecosystem that can accelerate our growth strategy. Bermuda has an advanced cryptocurrency and digital asset regulatory environment, positioning it to be a leading jurisdiction for the trading of these products. We believe that this type of environment, combined with our existing BSX business and new product pipeline, will allow us to quickly introduce and test out new product opportunities in Bermuda, as well as introduce innovative cryptocurrency and digital asset products ahead of introduction into the United States where the regulatory framework is still evolving.
Our Proprietary Products
SPIKES Volatility Products
In collaboration with T3, a developer of innovative volatility indexes, we developed and launched the SPIKES Volatility Index (index symbol: SPIKE) in April 2018. The SPIKES Index is a measure of the expected 30-day volatility in the SPDR S&P 500 ETF (SPY). The SPIKES Index is built using the popular variance swap methodology and uses live SPY options prices to calculate volatility. The SPIKES Index is designed to improve upon and compete head-to-head against Cboe’s proprietary VIX index, which has long been the sole product addressing the volatility market. Pursuant to our license and commercialization agreement with T3, our exchanges are the exclusive venue for the listing and trading of derivatives based on the SPIKES Index. In February 2019, we launched cash-settled options on the SPIKES Index on the MIAX Options exchange. In December 2020, we launched cash-settled futures on the SPIKES Index on MGEX, with distribution through CME Globex. We are also collaborating with T3 to establish and launch ConvexityShares, an ETP issuer that is expected to launch two SPIKES-based ETPs (1x and 1.5x long the SPIKES Index) in the first half of 2022, subject to regulatory approval.
The SPIKES Index offers meaningfully faster dissemination, publishing every 100 milliseconds versus every 15 seconds for the VIX index. Using SPY options as the pricing input, plus the proprietary price-dragging methodology developed by T3, it provides the market with a near real-time and accurate measurement of market volatility. We believe this provides market participants with a better product to hedge equity market volatility and arbitrage SPY option mispricings, at a significantly lower transaction cost compared to the competition. We are continuing our efforts to raise awareness of the SPIKES Index and attract additional market participants into both the options and futures products, and believe we are successfully building a solid base of users and market participants, as measured by our market quality and volume.
Our license and commercialization agreement with T3 is an exclusive agreement with an initial term to February 2039 and two automatic ten-year renewal periods which would bring the license expiration to February 2059. In addition to the SPIKES Index, we have a broad license to list products based on other T3 developed indexes, including the BitVol Index (Bitcoin Volatility), EthVol Index (Ethereum Volatility) and YLDVOL (U.S. Interest Rate Volatility), as well as a right of first refusal with respect to other indexes developed by T3.
BRIXX Commercial Real Estate Products
In collaboration with Advanced Fundamentals, a developer of real estate indexes, we developed and launched a suite of commercial real estate indexes in 2021 known as the BRIXX Commercial Real Estate Indexes. The BRIXX Indexes track real-time changes across multiple sectors of the commercial real estate markets, including Residential (index symbol: BRIXR), Retail (index symbol: BRIXT), Office (index symbol: BRIXO) and Hospitality (index symbol: BRIXH) sectors. There is also a BRIXX Composite Index (index symbol: BRIXC), that includes all component securities of each of the four BRIXX sector indexes.

Derivatives based on the BRIXX Commercial Real Estate Indexes will allow investors the opportunity to invest and/or hedge in liquid, unlevered commercial real estate in real-time, across the residential, retail, office and hospitality sectors. To date, there has been no successful exchange-listed derivatives market for this important asset class, which exceeds $15 trillion in value. Accordingly, we believe the BRIXX Indexes, because of their unique and innovative design, have the potential to enable us to develop a liquid derivatives market for this asset class.
In the fourth quarter of 2021, we launched cash-settled futures contracts on MGEX based on the four BRIXX sector indexes. In 2022, we plan to launch options contracts on MIAX based on these same BRIXX sector indexes as well as futures and options contracts on the BRIXX Composite Index, subject to regulatory approval.
Tax Rate Products
In collaboration with SIL, an index developer for financial products, we launched futures products in 2021 on two tax rate indexes owned by SIL known as the U.S. Corporate Tax Rate Index (index symbol: CTAX) and the Capital Gains Tax Rate Index (index symbol: CAPG). The Corporate Tax Rate Index tracks the highest marginal tax rate imposed for each taxable year by the U.S. federal government on the taxable income of corporations. The Capital Gains Tax Index tracks the tax rate imposed for each taxable year by the U.S. federal government on long-term capital gains of individuals, based on the highest U.S. Capital Gains Tax Rate as published in Section 1(h)(1)(D) of the Code.
We believe that derivatives based on these indexes will fill a market void in managing tax risk, offering an efficient and effective tool to manage risk associated with changes in these respective tax rates. In the second quarter of 2021, we launched cash-settled futures contracts on the U.S. Corporate Tax Rate Index on MGEX and made those products available for trading. In the fourth quarter of 2021, we launched cash-settled futures contracts on the Capital Gains Tax Rate Index and made those products available for trading.
Our Competitive Strengths
We have established ourselves as a leading multi-asset exchange operator by leveraging a number of key strengths, including:
Industry-Leading, Proprietary Technology Platform
We operate a proprietary, advanced trading system that has best-in-class speed, performance, risk protections and determinism. Our trading platform was developed in-house and designed for the unique functional and performance demands of derivatives and cash equities trading and has been a key driver of our market share growth in U.S. Options and U.S. Equities. This platform provides a scalable infrastructure that allows us to quickly and efficiently expand into other asset classes while retaining speed, performance and reliability, as evidenced by the successful launch of MIAX Pearl Equities in September 2020.
Proven Track Record of Innovation and Product Development
We have a highly experienced leadership team with over two decades of experience in developing, operating and trading on exchanges. This experience, along with our culture of collaboration with our trading member firms through strategic relationships, has helped build a strong track record of innovation and product development. To date, we have pioneered a number of proprietary products including SPIKES derivatives, BRIXX Commercial Real Estate derivatives and several innovative tax rate products. We continue to evaluate new product possibilities on an ongoing basis and have a robust pipeline of new products we plan to launch in the future.
Multi-Asset Exchange Operator with Broad Portfolio of Licenses
We operate across a broad range of asset classes, with exchanges in the options, futures and equities markets, as well as a regulated futures clearinghouse. In addition, we maintain a broad portfolio of U.S. exchange and clearing licenses, in both securities and futures. This allows us to launch a range of new proprietary products to expand our markets, provide clearing-as-a-service solutions to other DCMs, and through BSX accelerate product development. We are also well positioned to grow and become a leading U.S. player in regulated cryptocurrency and digital asset products through our DCO and DCM regulatory licenses with the CFTC and national securities exchange licenses with the SEC.
Strong, Collaborative Relationships with Key Market Participants
Since launching in 2012, we have developed deep relationships with our growing client base, working with them to solve the key challenges faced by today’s market participants. Many of these relationships were developed through our ERPs, which allowed us to align the interests of some of the largest order flow providers and market makers with our exchanges. These strategic relationships developed through our ERPs have been a critical tool in expanding our exchanges. We have successfully completed four ERPs and launched a fifth ERP in January 2021 for our U.S. equities market, MIAX Pearl Equities. Although we cannot predict whether the firms that participated in our ERPs will continue to provide the same level of order flow to our exchanges after this offering, we believe that we have demonstrated to these firms the advantages that we offer and that they will continue to drive order flow to us based on their positive experiences.
Successful History of M&A and Strategic Investments
We successfully used M&A to drive growth in the business through the acquisitions of MGEX and BSX. In addition, we have made a number of successful strategic investments in companies that offer us access to commercial opportunities to develop new products and accelerate the growth of our business. Some of these key investments include: T3 (developer of innovative volatility indexes, including SPIKES, YLDVOL, BitVol, EthVol and other indexes); Lukka (data solutions provider for cryptocurrencies and digital assets); MEEG, the parent company of MidChains (operator of regulated cryptocurrency and digital asset exchange in Abu Dhabi); Vesica (provider of innovative, retail-oriented data solutions); Stratifi (a portfolio risk management and analysis software provider); Diamond Standard (developer of innovative diamond bar and coin for physical and digital trading of diamonds); and OptionsAI (complex option order-flow platform). Through our investments, MIAX has developed a strong understanding of the market infrastructure ecosystem enabling us to move quickly on M&A opportunities to accelerate development of products.
Deep, Highly Experienced Team
Our core team members have extensive experience in the financial markets covering a wide range of functions including trading, order routing, trading technology, exchange operations, finance, legal and regulatory with many team members being with us since inception. This depth of experience has enabled us to accumulate the knowledge, relationships and capabilities needed to serve complex, dynamic and highly regulated markets and foster a culture of collaborative innovation with member firms, which has been an important contributor to our success to date.
Our Growth Strategy
We believe we are well positioned to leverage our competitive strengths to enhance our market position, develop new products and services and continue expanding into new asset classes and geographies. We are focused on several attractive growth opportunities in MIAX’s core markets and beyond, including:
Expanding our futures market
The acquisition of MGEX provides us with a vertically integrated futures exchange and clearing platform to list futures and options on futures on new products that will be exclusive to our exchanges, with distribution through CME Globex. This provides us an opportunity to become a substantial player in the futures market and grow our proprietary products suite. We are currently in the process of making significant investments in MGEX, to transform it from an agricultural focused market to a full solution DCM and DCO, both in terms of product and technology.

Our DCO license, which is an unrestricted license that allows us to offer margin on cleared positions, presents a significant growth opportunity as we focus on establishing relationships with entities that want to clear their products in a regulated environment with full margining capability. We believe we are an attractive alternative to competitor DCOs given our partnership approach and track record of innovation and product development. For example, MGEX serves as the exclusive venue for the clearing of certain cryptocurrency products listed for trading on the Bitnomial Exchange (a bitcoin derivatives exchange).
Expanding our proprietary products
We have already launched several proprietary futures products on the MGEX platform, including the SPIKES Volatility products, BRIXX Commercial Real Estate products and Tax Rate products. We believe these proprietary products offer a significant growth opportunity as we create a family of products such as futures, options, ETPs, OTC and data and analytics to create a powerful franchise around each product. Our DCM operates on the CME Globex trading system, offering global distribution for MGEX-listed products.
We continue to focus on expanding our proprietary products and expect to launch several additional products, including futures and options on cryptocurrency, diamonds, agriculture and other financial futures, subject to regulatory approval.
Capturing market share across existing options exchanges
We plan to continue expanding our market share across our options exchanges by continually monitoring the competitiveness of our fees and pricing models, improving our technology and adding functionality to provide a best-in-class experience for our members. Our leading execution capability, system reliability and leading customer service, especially during times of volatility, have been key differentiators in increasing our market share and relevance.
As we continue to build scale and grow our market position, MIAX expects to attract increased membership and volume through additional functionality, increased penetration into the existing membership base and expanded use and sale of market data and analytics products across our multi-listed and proprietary product offerings.
Growing our cash equities exchange
Leveraging the scalability of our team and technology, and following the success of our options exchanges, management set out to build MIAX Pearl Equities to provide a transparent, low-cost venue that leverages our industry-leading technology, superior customer service and best-in-class suite of risk protections. Following a successful launch of MIAX Pearl Equities in September 2020, we have continued to add members, build market share and experience record volumes, reporting monthly volume of 2.1 billion shares and a market share of 0.92% in February 2022.
We intend to introduce additional functionality, expand our data and analytics offerings, and implement pricing incentives to increase member participation and grow our diverse membership base and ecosystem to capture additional market share and enhance our position in the cash equities space.
Expand into the emerging, regulated cryptocurrency and digital asset markets
We believe we have a unique opportunity to develop and launch regulated products in the cryptocurrency and digital asset markets given our diverse range of regulatory licenses and exchange capabilities. In the near term, we plan to launch cash-settled futures contracts on MGEX on certain cryptocurrencies such as bitcoin and ether. Since these futures contracts will clear in the MGEX clearinghouse, leveraging our DCO license, we have the ability to offer margin on these products as well, in contrast to some of our competitors that have clearinghouses that cannot offer margined products. As the regulatory environment evolves in the United States, we are well positioned to develop new products and markets, as our national securities licenses can be leveraged for products that will be SEC regulated, and our DCM and DCO licenses can be leveraged for products that will be CFTC regulated.

We are also exploring opportunities to partner with cryptocurrency-native platforms, including spot cryptocurrency exchanges that are looking to provide their customers with access to regulated futures products. Given the existing regulatory barriers for those firms to enter the regulated market on their own, we believe that collaborating with such platforms could drive significant volume for our products. Accordingly, we believe that we are an attractive venue for firms that want to offer their customers access to regulated cryptocurrency derivatives.
The Bermuda regulatory environment also provides us with attractive opportunity for introducing innovative cryptocurrency and digital asset products on BSX, further accelerating our cryptocurrency and digital asset strategy as we test new products before launching into other markets. Bermuda is recognized as a global leader in the regulation of cryptocurrencies and digital assets through the development and introduction of a comprehensive regulatory and legislative framework known as the Digital Asset Business Act, providing legal and regulatory certainty around such products with high international regulatory standards.
Further monetize and enhance our data and analytics capabilities
As we increase our market share in core markets, the relevance of our market data products grows in value. We believe we are at an inflection point in our ability to further commercialize our market data. We are not encumbered by legacy systems or reliant on our core data revenues to date, so we have significant flexibility in how we monetize and distribute our data, providing an attractive growth opportunity. Our proprietary products also provide an additional avenue to create exclusive data and analytics products for our customers. We believe our strategic investments also create opportunities for development of additional products as well as data and analytics offerings.
BSX also has recently begun publishing MIAX Pearl Equities market data to the Pyth Network, a decentralized cross-chain data provider for financial market data distribution built on the Solana blockchain. The inclusion of this market data will give users access to real-time, top-of-book data from the MIAX Pearl Equities order book in the decentralized finance (“DeFi”) space and creates new opportunities for the use of our market data.
Increase our international presence
The acquisition of BSX provides us with an opportunity to position ourselves as a leader among international exchange listing venues by utilizing BSX’s numerous international recognitions and position as the global leader in the listing of ILS. BSX provides us with a venue to expand our leading MIAX technology, derivatives trading and regulatory expertise to address emerging markets, such as cryptocurrencies and digital assets, and provide BSX with additional support in the evolving global (re)insurance risk market.
BSX is growing its team with staff additions to increase business development and marketing activities in its key markets: London, New York and South America. In November 2021, BSX moved into its new headquarters, “Exchange House”, located in Hamilton, Bermuda, which provides BSX with the ability to expand its operational footprint as its business grows. We are currently investing in BSX corporate technology infrastructure and integrating it into the MIAX corporate technology infrastructure to enable BSX to leverage MIAX’s leading technology as it expands its operations.
Our Strategic Investments
We have a strong record of strategic investments across a range of capital markets sectors which has given us differentiated access to business opportunities and has helped us accelerate the development of new products. Our strategy for these investments is to capitalize on synergies between existing MIAX infrastructure, platforms and customers, with an emphasis on developing new and innovative commercial and trading opportunities for our members and other market participants. We make investments to secure favorable product and commercial opportunities, to drive recurring revenue growth and to further build out our competitive advantage. Our investments are strategic, tied to a commercial opportunity, whether a proprietary product listed on one of our exchanges, a data product or service, a technology solution, or some other opportunity that can leverage an existing MIAX asset. Our investments in these companies generally allow us to work very closely with the respective management teams to maximize the chances of success for our commercial opportunities. We leverage our deep industry relationships to get very early looks at these opportunities, and are continually vetting new opportunities, all through this strategic lens. Some of these strategic investments are made alongside and together with strategic co-investors. As of December 31, 2021, we had total investments of $11.5 million in these businesses, ranging in size from $0.5 million to $5.0 million. These investments are held on our balance sheet at cost.
We made our first strategic investment in 2016, in LedgerX, the parent company of LedgerX LLC, one of the first CFTC approved regulated trading platforms and clearinghouses specifically designed for cryptocurrencies and digital assets. This investment gave us insight into the regulatory framework of futures exchanges and clearing, laying the foundation for the acquisition of MGEX. LedgerX was acquired by FTX US in October 2021, resulting in a significant return on our investment. Since that first investment, we have continued to follow the same strategic investment approach, selectively identifying a number of opportunities to add to our portfolio. We currently hold minority interests in the following entities:
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T3i Pty LTD — T3 is a research-driven index provider that specializes in developing innovative volatility and option related indexes across asset classes. In addition to our investment in T3, we have entered into an exclusive license and commercialization agreement with T3 that serves as a product pipeline for us. We collaborated with T3 to launch the SPIKES Volatility Index (SPIKE), a measure of the expected 30-day volatility in the SPDR S&P 500 ETF (SPY), and are also collaborating with T3 to establish and launch ConvexityShares, an ETP issuer that is expected to launch two SPIKES-based ETPs (1x and 1.5x long the SPIKES Index) in the first half of 2022, subject to regulatory approval. We currently list cash-settled futures and options on the SPIKES Index. We also intend to launch futures and options on a number of other volatility indexes developed by T3, on both MIAX and MGEX.

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Lukka, Inc. — Lukka is a price reporting authority for cryptocurrencies and digital assets, providing the world with institutional-grade solutions that deliver transparency, clarity and insights into financial data. In addition to our investment in Lukka, we plan to enter into an exclusive license and commercial agreement with Lukka pursuant to which Lukka would provide us with indexes and data to support our cryptocurrency and digital assets strategy. We are currently collaborating with Lukka to develop several co-branded cryptocurrency derivative products using Lukka data. Initial products that we anticipate launching on MGEX are cash-settled futures on bitcoin and ether, as well as volatility futures on both bitcoin and ether.

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MEEG Holdings Limited — MidChains, a subsidiary of MEEG, is an institutional cryptocurrency and digital asset trading exchange in the Middle East, licensed and regulated by the Abu Dhabi Global Market Financial Services Regulatory Authority. In addition to our investment in MEEG, we plan to enter into a commercial agreement with MEEG to pursue joint technology licensing and product listing opportunities internationally with MidChains, including in the Middle East and Bermuda, subject to regulatory approval. We believe MidChains will serve as an important component of our cryptocurrency and digital assets strategy, providing an exchange link into this important geography.

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Vesica Technologies, Inc. — Vesica is a technology company that has developed a proprietary financial search engine known as the SHIFT Platform, capable of taking multiple exchanges’ raw trading data and transforming the data into a format that anyone can use for trading and research purposes, designed to help level the playing field for retail investors. The SHIFT Platform provides retail users with information on daily market movements, volatility and major trades, giving the users a “front page view” of financial markets. In addition to our investment in Vesica, we have entered into an exclusive license agreement with Vesica to make Vesica’s SHIFT platform available via the MIAX website. We plan to further integrate the SHIFT Platform into our data strategy, enabling us to offer differentiated data products and services to retail customers.

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Stratifi Technologies, Inc. — Stratifi is a one-stop-shop platform that helps financial advisors and wealth management firms engage with clients to make informed investment decisions while staying compliant with SEC regulations. Stratifi’s core product is the PRISM Rating, a portfolio risk management and analysis software for investors and retail/personal wealth advisors. In addition to our investment in Stratifi, we intend to enter into a license and commercialization agreement with

Stratifi to offer a modified and customized version of the PRISM Rating solution to retail investors and other market participants as a risk management tool, in connection with our data business.
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Diamond Standard Inc. — Diamond Standard is the producer of the world’s first diamond commodity product. Diamond Standard is a technology developer, diamond market marker and commodity producer. In addition to our investment in Diamond Standard, we have entered into an exclusive license and commercialization agreement to be the exclusive venue for futures and options based on Diamond Standard diamond products. We initially intend to launch futures on MGEX on Diamond Standard diamond bars and coins, subject to regulatory approval. We believe that diamond futures can develop into a market comparable in size and scope to precious metals.

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OptionsAI Inc. — OptionsAI is a FINRA member and broker-dealer, focused on providing self-directed investors with fast access to smarter equity and ETF options strategies through its innovative trading platform.

We continue to identify and evaluate similar investment and commercialization opportunities, including listing, trading and clearing solutions in cryptocurrency and digital asset markets, environmental commodities, climate change risk and other asset classes. We also look for ways we can compete and leverage our technology and expertise in the DeFi space.
Our Technology
Technology is a key component of our business strategy and we regard it as crucial to our success. We have developed our own proprietary technology platform that enables best-in-class speed, performance, risk protections and determinism. Our platform also employs state-of-the-art monitoring, security and risk management tools that provide significant benefits for market participants trading on MIAX’s exchanges and have become industry standard. This platform was custom built by our experienced technology team well-versed in the unique functional and performance demands of equities and derivatives trading. Many of the team members have been with us since inception and have a deep understanding of our technology infrastructure. We believe our innovative technology platform coupled with our award-winning customer service sets us apart from our competitors.
Our trading platform was originally built to meet the high-performance quoting demands of the U.S. options trading industry and we are regarded as a market leader relative to many peers who still operate on legacy technology. We differentiate our trading platform by providing exceptional throughput, ultra-low latency access and best in class wire-order determinism.
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Throughput is a measurement of the rate at which an exchange can process quotes and orders in aggregate. This is an important benchmark at times of market stress and can have a significant impact on latency. Throughput is an especially significant benchmark in the options markets given the number of products traded (in excess of 1 million options). Consistent behavior even in times of market stress will generally improve the quality of an exchanges displayed markets and quality of executions and reduce negative expectancy trades, thereby allowing liquidity providers to offer better markets with less risk.

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Latency is a measurement of the time it takes to receive, fully transact and reply to a market participant’s quote or order. Our system operates at exceptional speed, that we believe far exceeds our peers. Latency is an important factor in the quality of liquidity posted at an exchange.

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Determinism is a measurement of how frequently the ordering of market updates received at the edge of the exchange network are preserved all the way through the system to the matching engine. Our system is extremely deterministic and sequences orders that arrive within single digit nanoseconds of each other. Preserving this ordering is highly desired by exchange participants that invest in technology to be the fastest at reacting to market updates.

Our interface solutions facilitate well defined and easy to implement industry accepted approaches to integration with our trading platform, creating greater flexibility and ease of use. We use the same base technology across all of our equities and options markets, which optimizes efficiency, versatility, resiliency and scalability and allows for uniformity of customer experience. This allows us to quickly launch new markets and products and provides us with significant operating leverage. We also offer a number of customer interfaces, including ultra-low latency MIAX binary interfaces, data feeds and FIX gateway for orders. Latency equalized cross-connects in the primary data center ensures fair and cost-efficient access to the MIAX systems.
The MIAX platform undergoes continuous automated testing to ensure high reliability together with advanced monitoring and systems security. The platform is highly resilient, with MIAX exchanges delivering 99.9998% operational uptime since inception. Our exchanges also maintain a geographically diverse disaster recovery center from our primary data centers to ensure continuous operation including systems infrastructure and operations. The MIAX exchanges maintain primary and disaster recovery connections to the various National Market System facilities such as CTS, UTP, OCC, DTCC, CAT and FINRA. MGEX runs its own clearing and settlement system.
Our platform has received numerous recognitions in the industry including recognition for exceptional customer service and innovative product development including most recently at the 2022 Fund Intelligence Operations and Service Award, where MIAX received an award for “Best Options Trading Platform.” MIAX was also recognized for the “Most Innovative Exchange Technology” in 2021 and received the same award in both 2019 and 2020 when it was known as the Fund Technology & WSL Awards.
Our Customers
Our equities and options customers are SEC-registered broker-dealers and the sponsored access clients of those broker-dealers. As of March 1, 2022, our customers include 44 exchange members on MIAX Options, 41 exchange members on MIAX Pearl, 34 exchange members on MIAX Emerald, and 47 exchange members on MIAX Pearl Equities. These members include sell side banks, proprietary trading firms and market makers, as well as buy side institutions, hedge funds and retail customers participating via broker-dealers.
Customers on MGEX have historically consisted of large agricultural trading firms and other corporate customers. As MGEX has evolved from a predominantly agricultural exchange to a diversified financial futures exchange, we have attracted several additional broker-dealer customers. As of March 1, 2022, we have had 14 clearing members on MGEX, most of which are FCMs. Additional FCMs access MGEX’s markets through relationships with existing Clearing Members.
BSX trading memberships are available to international brokers who meet BSX requirements, without limitation on numbers. International firms wishing to become trading members must incorporate a subsidiary in Bermuda as an exempted company, meet the minimum net capital requirements of BSX, and pay BSX trading membership fees. As of March 1, 2022, we had 17 exchange members on BSX.
We have developed strong relationships with our core trading firms through our ERPs. All of our ERPs provided participating exchange member firms with the right to acquire equity in MIH in exchange for payment of an initial purchase price or the prepayment of certain exchange fees and the achievement of certain liquidity volume thresholds on MIAX Options, MIAX Pearl, or MIAX Pearl Equities, as applicable. The ERPs helped to strategically align industry-leading trading firms, order flow providers and market makers with MIAX; enhance liquidity and overall levels of trading volume for all other participants on exchange; build market share and provide upfront capital to support investment and the growth of MIAX. The relationships also provide opportunities for us to venture into new marketplaces or asset classes.
Our Sales and Marketing Approach
Our sales and marketing strategy is focused primarily on educating market participants about our value proposition, proprietary products and leading technology. Through targeted communications and meetings, as well as our presence at industry trade conferences and participation in industry forums, we focus on educating existing and prospective customers about the benefits of using our markets and products. Our team operates with a highly integrated approach across sales, technology, trading operations and senior management when interacting with clients so the full benefits of our offering are properly demonstrated from day one.
We operate with high standards of customer service throughout the customer lifecycle. Due to our proprietary technology, we can onboard customers quickly and efficiently and our embedded customer operations team provides high quality support to members. Our team has a deep understanding of both our products and our technology, so customers are given real-time answers to any issues or queries they may have.
Competition
The market for execution services is intensely competitive in the asset classes in which we operate. See “Risk Factors — Risks Relating to Our Business. We face intense competition and compete with a broad range of market participants globally. Further consolidation and alliances among our securities trading competitors could impair our competitive position”.
Securities market participants have multiple venue choices for the execution of orders. In addition to national securities equities exchanges, in the United States, these venues include numerous ATSs, many of which operate as “dark pools” owned by our principal investors and broker-dealers who internalize orders for execution.
Competition in Our Exchange Businesses
We compete in the United States in listed equity options against exchanges owned by Cboe, Nasdaq, Intercontinental Exchange, Inc. (“ICE”) and BOX Holdings Group LLC (“Box”). In addition, the Members Exchange (“MEMX”) has announced its intention to launch an options exchange and on April 21, 2022 filed proposed options trading rules with the SEC. We compete in the U.S. listed cash equity securities market against exchanges owned by Nasdaq, ICE, The Investors Exchange (“IEX”), MEMX, the Long Term Stock Exchange (“LTSE”), other regional exchanges and several ATSs. MGEX competes against futures markets owned by Cboe, CME Group and ICE. BSX competes against The London Stock Exchange, The International Stock Exchange, the Singapore Stock Exchange and the Hong Kong Stock Exchange for international insurance-linked (ILS) listings and against Euronext, Luxembourg Stock Exchange, the Vienna Stock Exchange, London Stock Exchange and The International Stock Exchange (Channel Islands) for international debt listings.
On January 27, 2022, the SEC approved BSTX, LLC (“BSTX”), which will operate as a facility of Box. BSTX is a joint venture with tZero Group, Inc., which is providing the blockchain technology. BSTX will operate an electronic price/time priority execution system for the trading of certain equity securities that are listed directly on the BSTX. Certain order and execution information that occurs in the normal course of business will be recorded by a private, permission-based blockchain accessible through an application program interface available through the internet known as the BSTX Market Data Blockchain, and this may be used by BSTX participants and non-BSTX participants. BSTX is expected to launch later this year.
On April 5, 2022, FTX US, a U.S. regulated cryptocurrency exchange, announced that it entered into an agreement to make a strategic investment in IEX Group, Inc. The companies plan on working together to establish a market structure for buying, selling, and trading digital asset securities. The planned strategic investment transaction is expected to close in May 2022.
In our proprietary products, we compete against other derivatives exchanges and swap execution facilities that offer similar products, as well as against financial market participants that offer similar over-the-counter derivatives.
We face competition based on technology, customer experience and price. We also face competition based on products and services offered, such as order types and risk management tools. We believe that we compete favorably with respect to these factors. However, many of our current and potential competitors are more established and substantially larger than we are, and have a substantially greater market presence, as well as greater financial, technical, marketing and other resources. In addition, many of our competitors have broader name recognition, offer a wider range of services and products and have a larger customer base than we do. Some of them may be able to respond more quickly to new or evolving opportunities, technologies and customer requirements than we can and may be able to undertake more extensive promotional activities.
Our challenge is to maximize the routing of equities and options orders from broker-dealers to the MIAX Exchanges rather than to our competitors and to convince liquidity providers to concentrate an increased amount of their market making activity on the MIAX Exchanges. We compete through a variety of methods, including:
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Offering market participants a higher quality experience that results in an efficient, transparent and liquid marketplace for trading equities and options through our electronic platforms;

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Providing advanced technology that offers broad functionality, fast execution, ease of use, scalability, reliability and security;

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Offering customers execution and the NBBO with the additional potential for price improvement;

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Offering cost-effective trading venues;

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Providing personalized service and responsiveness to client needs in the form of customer on-boarding, connectivity, testing/certification and accurate and timely responses to customer inquiries and concerns throughout the trading day;

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Providing both real time and next day trade data to permit clients to make critical trading decisions as quickly as possible, and enabling them to trade more profitably in reaction to order flow trends, directed order flow, and changing market conditions;

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Offering participants access to a broad array of products and services, including proprietary products; and

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Committing to work directly with the member firms through development of trading solutions that foster growth for the firms and profitability for their clients.

Competition in the MGEX Clearing Business
In the past few years, there has been increased competition in providing clearing services and we expect competition to continue to increase in connection with compliance with the Dodd-Frank Wall Street Reform and Consumer Protection Act and other various laws and regulations. Futures contracts must be settled on the same exchange in which the contract was purchased. Our competitors in the clearing services space include, among others, companies such as CME, ICE and the OCC. In light of the implementation of new regulatory requirements and other reforms of the financial services industry, we believe that other exchanges and infrastructure providers also may undertake to provide clearing and other related post-trade services, such as Nodal Exchange, LLC and Eris Clearing LLC in the United States, as CFTC regulated DCOs.
We believe competition in clearing services is based on, among other things, the value of providing customers with capital and margin efficiencies; quality and reliability of the services; creditworthiness of the clearing house; regulatory costs; timely delivery of the services; reputation; diversity of the service offerings; confidentiality of positions and information security protective measures; and the fees charged for the services provided.
Competition in our Market Data Business
Demand for our market data faces competition from other securities exchanges, technology companies, third-party market data providers and information and software vendors, who have their own substantial market data distribution capabilities that serve as alternative means for receiving open market data feeds instead of connecting directly to our exchanges or trading venues. The sale of our proprietary data products is also under competitive threat from ATSs and trading venues that offer similar products. Distributors and consumers of our market data may also use our market data as an input into a product that competes against one of our traded or cleared products.
Intellectual Property
We believe that our intellectual property portfolio provides us with an important competitive advantage. We own three issued patents in the United States, one issued patent in the Gulf Cooperation Council and one pending application in the Gulf Cooperation Council. These patents cover certain aspects of our technology and services. The actual protection afforded by these patents varies depending on the scope of coverage of each individual patent as well as the availability of legal remedies in each jurisdiction.
Trade secrets are an important element of our intellectual property. Many of the technologies used in our business and the services we provide are kept as trade secrets. We take steps to protect our trade secrets, including by restricting access to only those who need to know, entering into confidentiality and invention assignment agreements with employees and consultants and utilizing non-disclosure agreements with third parties with whom we conduct business.
We own many of the product names, trademarks and service marks used in conjunction with our technologies and services. MIAX®, MIAX Options®, MIAX PRIME®, MIAX Technologies®, MIAX Pearl® and MIAX Emerald®, are MIAX’s registered U.S. trademarks or service marks. We have also filed applications to register trademarks in the U.S. that are currently pending and/or have common law rights. MIAX Velocity Index™ is currently pending.
We also use intellectual property that is owned by third parties pursuant to licenses and services agreements. We have licensed rights to certain financial indexes, certain exchange platform technology and market data. We have an exclusive license agreement with Advanced Fundamentals (the “AF Agreement”) to create derivative products based on certain commercial real estate indexes owned by Advanced Fundamentals, known as the BRIXX Indexes. The initial term of the AF Agreement is through October 2022. Following the initial term, the license will automatically renew for two five-year renewal terms, if at the time of each renewal period, certain performance milestones are met. We also have an exclusive license with T3 and Triple Three Partners Pty LTD (the “T3 Agreement”) to create derivative products on certain volatility and other financial indexes owned by T3. The initial term of the T3 Agreement is twenty years from the date of launch of SPIKES (i.e., initial term expires in February 2039). Following the initial term, the license will automatically renew for two ten-year renewal terms, if at the time of each renewal period, certain milestones are met. We also have services agreements with SIL and Susquehanna International Group, LLP (“SIG”) to create derivative products based on certain U.S. tax rate indexes owned by SIL, known as the SIL U.S. Corporate Tax Rate Index (“Corporate Tax Services Agreement”) and SIL U.S. Capital Gains Tax Rate Index (“Capital Gains Services Agreement”). The initial term of the Corporate Tax Services Agreement is through August 2025. Following the initial term of the Corporate Tax Services Agreement, it will automatically renew for successive three-year renewal terms. The initial term of the Capital Gains Services Agreement is through September 2026. Following the initial term of the Capital Gains Services Agreement, it will automatically renew for successive three-year renewal terms. We have a license and services agreement with Chicago Mercantile Exchange Inc. (the “CME Agreement”) for certain intellectual property relating to its order entry platform technology and services relating to market data and clearing data feeds. The initial term of the CME Agreement expired in January 2012. Following the initial term, the CME Agreement automatically renews for successive three-year terms, unless either party terminates with at least one-year advance notice.
We have a services agreement with SMARTS Market Surveillance Pty Ltd (the “Nasdaq Agreement”) for surveillance monitoring of certain data for the MGEX Exchange. The Nasdaq Agreement remains in force unless terminated by either party with one-month notice. We have a technology and services agreement with Nasdaq OMX (the “Nasdaq OMX Agreement”) for certain software and services related to order entry on BSX. The initial term of the Nasdaq OMX Agreement expired April 4, 2018. The parties entered into an extension agreement extending the term to April 4, 2023. We have a license agreement with Vesica Technologies, Inc. (the “Vesica Agreement”) for certain technology for providing customizable data for certain markets. The initial term of the Vesica Agreement is through April 5, 2024. Following the initial term, the license will automatically renew for a term of one year. We have a services agreement with Solactive AG for certain index calculation services for our SPIKES Volatility Index. The term is indefinite. We have a services agreement with Devexperts Inc. (the “Devexperts Agreement”) for certain market data and index calculation and distribution services. The initial term of the Devexperts Agreement is through September 2021. Following the initial term, the agreement automatically renews for an additional year. The number of renewal terms is not limited.
Human Capital
We recognize that attracting, motivating and retaining talented employees at all levels is critical to our success and growth strategy. We have made a number of strategic new hires and promotions which will bring positive traction to our various initiatives. We strive to create and maintain an equitable, diverse, inclusive and empowering environment in which our employees can thrive and be inspired to make exceptional contributions to our Company and positive contributions to our local communities. We value innovation, passion, data-driven decision making, persistence and integrity.
Employees
As of December 31, 2021, we employed 223 individuals, with 172 at MIH and the MIAX Exchanges, primarily at our Princeton, New Jersey operation, 44 at MGEX, primarily at our Minneapolis, Minnesota operation and 7 at BSX, primarily at our Bermuda operation. Our employee base is comprised of employees involved in technology and operations as well as business development, financial, regulation, human resources, compliance, legal, administrative and managerial support.
None of our employees are represented by a labor union or party to a collective bargaining agreement. Management believes that we have strong relationships with our employees, and we have never experienced a work stoppage.
Diversity
We are committed to diversity on our board of directors, management team, and in our employee population. We believe that our success depends on our ability to attract, engage and retain a diverse group of employees, and that a culture of diversity and inclusion promotes creativity, collaboration and innovation, which is critical to the success of our business and defining the markets of tomorrow. We also believe that our Company should reflect the broader communities within which we operate.
We formed an Environmental, Social and Governance (“ESG”) Committee in 2021, comprised of a diverse group of employees from the junior level up to executive management, and together we are focused on unlocking the potential of a variety of initiatives by applying our shared perspectives, capabilities and cultural experiences. The ESG Committee is a collective voice on how we strive to promote positive change at the social, environmental and governance levels, and to create a diverse workforce that reflects the environment in which we operate. The ESG Committee is open to all employees and works to put in place short-term and long-term initiatives across our Company to achieve our ESG goals, including to develop a diversity, equity and inclusion program. Our ESG subcommittees currently include: Environmental Impact; Diversity, Equity and Inclusion; Human Capital Management; Charitable Giving; Financial Literacy and ESG-Related Products; Board Governance and Related Matters; and ESG Industry Groups, ESG Standards and Regulatory Matters. We are focused on employee outreach regarding our ESG initiatives and establishing a number of ESG-related programs that will allow employees to contribute to our ESG mission and locally within their communities.
As an equal opportunity employer, all qualified applicants receive consideration without regard to sex, race, color, ethnicity, religion, gender, sexual orientation, gender identity or expression, national origin or ancestry, citizenship status, age, disability, veteran or military status, marital status, domestic partnership or civil union status, pregnancy, or other protected status.
Competitive Compensation
We strive to provide comprehensive packages of competitive compensation and benefits in each market in which we operate, which we believe is important to ensure our employees’ health, well-being, and financial security. Our compensation program is designed to attract, retain and empower employees to successfully execute our growth strategy. We review the competitiveness of our compensation and benefits frequently.
Our compensation program seeks to retain our most talented employees in a highly dynamic, competitive market, while also engaging and exciting current and future employees who possess the leading skills and competencies needed for us to achieve our strategy and objectives. Our compensation program is comprised of base salary, an annual cash bonus incentive program based on employee performance and long-term equity incentive awards. The long-term equity awards are designed to align our employee interests with those of our stockholders. In addition to cash and equity compensation, we also offer employee benefits such as health (medical, dental and vision) insurance, life insurance, paid time off and a U.S. 401(k) plan with our Company matching a portion of employees’ contribution.
Employee Development
Employee development is critical to our success. Career development and training opportunities are available throughout our ranks, including both Company-wide “lunch and learns” and self-directed learning from a wide array of available resources. Through our health insurance employee assistance plans, employees can receive free and discounted counseling services for dealing with traumatic life events, mental health issues and stress, as well as general wellness programs. We also offer employees a discounted gym membership to our gym facilities located in our Princeton, New Jersey location.
We expect employees to perform their duties to the best of their ability and to develop their competencies for career growth. We recognize the need to provide ongoing, timely and constructive performance feedback. Our aim is to provide employees with performance feedback on an annual basis, with most of our managers providing feedback to their reports on a more regular basis. We believe this drives the professional development of our employees while also providing fair and equitable rewards and recognition.
To further these efforts, through our insurance provider, employees can sign up for the HorizonBfit program that creates an opportunity to elevate employee health consciousness while we execute our wellness vision and strategies. With the global pandemic beginning in 2020, there was further focus on our various employee assistance programs provided by the health insurance policy offered to employees, which were strengthened with a diverse set of mental health resources aimed at supporting our employees during a unique and challenging time.
We also continue to create an open and frank atmosphere in which any grievance, complaint, suggestion, or question receives a timely response. We offer a whistleblower hotline for complaints, which can be made anonymously. Additionally, employees can raise questions and suggestions to the Human Resources department in-person and are responded to individually or addressed at our Town Hall meetings. The objective of these Town Halls is to provide employees with an update on company news, share updates from major business lines, as well as provide a forum to ask questions and offer feedback. Town Halls can include updates on anything from legislation that may impact our business to ESG topics. Employees are encouraged to participate in free flow of information and communication and to offer positive and constructive feedback in furtherance of active transparency.
Facilities
Our executive offices, technology development center and the National Operations Center for MIAX are located in Princeton, New Jersey. Additional offices and a multi-purpose training, meeting and conference center are part of MIAX’s state-of-the-art facility in Miami, Florida. We also own The Grain Exchange, a campus of three historic buildings with architectural features that date as far back as 120 years located in downtown Minneapolis and listed in the National Register of Historic Places. The Grain Exchange campus has a total of 325,000 square feet of space. The historic MGEX trading floor is located in the Main Building of the campus and occupies approximately 16,400 square feet. As of December 31, 2021, we leased approximately 155,000 square feet of space to various tenants. BSX operating facilities are located at Exchange House in Hamilton, Bermuda.
Legal Proceedings
From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. Regardless of the outcome, litigation can have a material adverse effect on us because of defense and settlement costs, diversion of management resources and other factors.
General
As a self-regulatory organization under the jurisdiction of the SEC, and as a designated contract market and designated clearing organization under the jurisdiction of the CFTC, and a registered exchange under the jurisdiction of the BMA, the MIAX Exchanges, MGEX and BSX, respectively, are subject to routine reviews and inspections by the SEC, CFTC and BMA. Management does not believe that the outcome of any of these reviews or inspections will have a material impact on the consolidated financial position, results of operations or cash flows of the Company.
In the normal course of our business, we are exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.
Except as described below, we are not currently a party to any legal proceeding, the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.
Nasdaq Matter
On September 1, 2017, Nasdaq, Inc. filed an action against the Company in the U.S. District Court for the District of New Jersey alleging patent infringement and trade secret misappropriation relating to Nasdaq’s electronic trading technology. The Company subsequently filed seven Covered Business Method Review (“CBMR”) petitions before the Patent Trial and Appeal Board (“PTAB”) at the United States Patent and Trademark Office (“USPTO”) challenging the validity of the seven asserted patents. The district court stayed the litigation in view of the PTAB’s institution of CBMR for six of the asserted patents, while the seventh CBMR was terminated based on Nasdaq’s dismissal of that patent from litigation. The PTAB found the six patents invalid in Final Written Decisions issued in 2019. A subsequent Supreme Court decision, however, held that the Director of the USPTO may review final PTAB decisions, and upon review may issue decisions himself on behalf of the PTAB. Nasdaq relied on this ruling to file requests for Director review in February 2022, which the Director may grant or deny at the Director’s sole discretion. Currently, the CBMR matters are still open.
On August 31, 2021, MIAX filed an Answer and Counterclaims in the New Jersey District Court. MIAX’s pleading included denials of patent infringement and trade secret misappropriation and Counterclaims including monopolization antitrust claims and attempts to monopolize claims, sham litigation and fraud on the USPTO by Nasdaq. MIAX is also seeking declaratory judgment that the patents at issue are invalid and unenforceable and that MIAX did not infringe such patents. MIAX is also seeking attorneys’ fees and costs and such other relief as the Court may find to be just and proper.
SPIKES Order
On November 24, 2020, the SEC issued an Exemptive Order (Release No. 34-90510), which allowed for the listing of SPIKES Futures as a futures contract on MGEX a DCM and DCO that is subject to the jurisdiction of the CFTC (the “SEC Order”).
On January 22, 2021, Cboe Futures Exchange, LLC petitioned the U.S. Court of Appeals for the District of Columbia Circuit to overturn the SEC Order on the grounds that the order was “arbitrary, capricious, an abuse of discretion and otherwise not in accordance with law” (the “Petition”). MGEX made a motion for leave to intervene in this case as an interested party on February 19, 2021, which was granted on March 25, 2021. The Court on January 12, 2022 issued a briefing schedule. Cboe’s brief was filed on February 22, 2022 and we expect briefing will be complete by mid-June. In the event that the SEC Order is not upheld by the court, we may need to seek other regulatory approvals and we cannot assure you that we will be successful in obtaining such regulatory approvals.
Regulatory Environment and Compliance
Various aspects of our business are subject to regulation by the SEC, the Commodities Futures Trading Commission (“CFTC”) and the BMA, and market participants may be subject to regulation by the SEC, CFTC, FINRA, National Futures Association (“NFA”), Board of Governors of the Federal Reserve, U.S. Department of the Treasury and/or foreign regulators. Each of the MIAX Exchanges, MGEX and BSX has rules pertaining to their respective disciplinary processes. The following is a discussion of the more significant areas of regulation of us by the SEC, the CFTC and BMA.

United States Regulation
SEC Regulation
Federal securities laws have established a two-tiered system for the regulation of securities exchanges and market participants. The first tier consists of the SEC, which has primary responsibility for enforcing federal securities laws and regulations. The second tier consists of SROs, which include national securities exchanges such as the MIAX Exchanges, which are non-governmental entities that must register with and are regulated by the SEC. To the extent common rules and common members exist between SROs, these supervisory duties can be delegated by SEC-approved plans among SROs. An SRO can also contractually outsource these supervisory duties to another SRO through a regulatory services agreement (“RSA”); however, in such cases, the SRO outsourcing the duties remains ultimately responsible and liable for the performance of the supervisory duties.
We currently operate three options markets and one cash equity market in the United States. We operate MIAX Options pursuant to the SRO license of Miami International Securities Exchanges, LLC; MIAX Pearl and MIAX Pearl Equities pursuant to the SRO license of MIAX Pearl, LLC; and MIAX Emerald pursuant to the MIAX Emerald, LLC SRO license. We refer to the foregoing collectively as the MIAX Exchanges. As SROs, each entity has separate rules pertaining to its broker-dealer members. Broker-dealers that choose to become members of our exchanges are subject to the rules of those exchanges.
SROs are an essential component of the regulatory scheme of the Exchange Act for providing fair and orderly markets and protecting investors. To be registered as a national securities exchange, an exchange must successfully undergo an application and review process with the SEC prior to beginning operations. Among other things, the SEC must determine that the SRO has the ability to carry out the purposes of the Exchange Act and to enforce compliance by its members and persons associated with its members with the provisions of the Exchange Act, the rules and regulations thereunder and the rules of the exchange.
In general, an exchange SRO is responsible for operating its trading platforms consistent with its rules and regulating its members through the adoption and enforcement of rules governing the business conduct of its members. The rules of the exchange must also assure fair representation of its members in the selection of its directors and administration of its affairs and, among other things, provide that at least 20% of its directors be member representative directors and a majority of its directors not be associated with a member of the exchange or with a broker or dealer. To comply with this requirement, the MIAX Exchanges have adopted structural and governance standards, including that their bylaws require a certain number of directors to be representatives of their members. Additionally, the rules of the exchange must be adequate to ensure fair dealing and to protect investors and may not impose any burden on competition not necessary or appropriate in furtherance of the purposes of the Exchange Act.
As registered national securities exchanges, virtually all facets of our exchange operations are subject to the SEC’s oversight, as prescribed by the Exchange Act. The Exchange Act and the rules thereunder impose on us many regulatory and operational responsibilities, including record keeping and the day-to-day responsibilities for market operations and broker-dealer oversight, including evaluating and authorizing broker-dealer applicants for exchange membership, conducting automated surveillance of trading occurring on the MIAX Exchanges, performing examinations of members, conducting investigations when potential misconduct is identified, and bringing disciplinary actions against members when warranted. Furthermore, as SROs, the MIAX Exchanges are potentially subject to regulatory or legal action by the SEC. The SEC has broad enforcement powers to censure, fine, issue cease-and-desist orders, prohibit us from engaging in some of our businesses, suspend or revoke any of the MIAX Exchange’s designation as a registered securities exchange or remove or censure any of our officers or directors who violate applicable laws or regulations.
We are also subject to the record keeping requirements of Section 17 of the Exchange Act, including the requirement pursuant to Section 17(b) of the Exchange Act to make records available to the SEC for examination. In addition, the MIAX Exchanges are subject to periodic inspection by SEC staff and will continue to be subject to such inspection in the future. To the extent such reviews and inspections result in regulatory or other changes, we may be required to modify the manner in which we conduct our business, which may adversely affect our competitive position.

Section 19 of the Exchange Act also requires the MIAX Exchanges to submit to the SEC proposed changes to any of their respective rules, policies and practices, including revisions of their respective certificates of incorporation, bylaws, or other governing documents or those of MIH, their parent company. The SEC will typically publish the proposal for public comment, after which the SEC may approve or disapprove the proposal, as it deems appropriate. Certain categories of rule changes, like fee changes, can be effective on filing, but the SEC retains the ability to suspend or reject such filings within a prescribed period of time. The SEC’s review is designed to ensure that each of the MIAX Exchange’s rules, policies and practices are consistent with the Exchange Act and the rules and regulations thereunder.
As national securities exchanges, the MIAX Exchanges are assessed fees pursuant to Section 31 of the Exchange Act. Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. Section 31 fees are paid directly to the SEC and the MIAX Exchanges then pass these costs along to their members as regulatory transaction fees.
MGEX is a Securities Futures Exchange, notice registered with the SEC as a National Securities Exchange and a designated contract market and derivatives clearing organization that is subject to the jurisdiction of the CFTC. In connection with the SEC’s Exemptive Order (Release No. 34-90510) (the “SEC Order”), which allowed for the listing of SPIKES Futures as a futures contract on MGEX, MGEX was required to register with the SEC as a national securities exchange; however, once registered with the SEC as a national securities exchange, the SEC Order provided that MGEX will be exempt from all other requirements contained in Section 6 of the Exchange Act solely as they relate to transactions in SPIKES Futures. MGEX registered with the SEC as a national securities exchange on December 11, 2020.
Regulatory Agreements and Industry Groups
The MIAX Exchanges have entered into agreements under which third parties have agreed to perform regulatory functions on behalf of its markets (e.g., RSA with FINRA). As discussed below, in certain other instances for our exchanges, a third party has been allocated the regulatory responsibility under Rule 17d-1 or Rule 17d-2 under the Exchange Act, while in others, we retain the regulatory responsibility for the activities.
Regulatory Services Agreement with FINRA
The MIAX Exchanges have entered into an agreement with FINRA under which FINRA performs certain regulatory functions on behalf of the MIAX Exchanges. The MIAX Exchanges remain responsible for the regulation of their members and marketplaces and retain the authority for bringing disciplinary actions against their members, although FINRA performs various disciplinary-related functions on behalf of the MIAX Exchanges.
Rule 17d-2 Agreements
Section 17(d) of the Exchange Act and the related Exchange Act rules permit SROs to allocate certain regulatory responsibilities to avoid duplicative oversight and regulation. Exchange Act Rule 17d-2 permits SROs to enter into agreements, commonly called Rule 17d-2 agreements, which are approved by the SEC and concern the enforcement of rules applicable to all SROs and relating to members those SROs have in common. The MIAX Exchanges have entered into certain bilateral Rule 17d-2 agreements under which FINRA is allocated responsibility for enforcing certain federal securities laws and certain MIAX Exchange rules that are common with FINRA rules. The MIAX Exchanges have entered into certain other multi-party Rule 17d-2 agreements that allocate responsibility among the participating SROs, which may include the MIAX Exchanges, for ensuring that their allocated common members comply with certain rules governing, among other items, options related sales practices, options related market surveillance, insider trading, national market system, or NMS, compliance and CAT plan compliance.
Regulation NMS and Options Order Protection and Locked/Crossed Market Plan
Options Order Protection and Locked/Crossed Market Plan
MIAX Pearl Equities is subject to Regulation NMS for its cash equity markets. The MIAX Options Exchanges have joined the Options Order Protection and Locked/Crossed Market Plan. These are designed to facilitate the routing of orders among exchanges to create a national market system as mandated by the Exchange Act. One of the principal purposes of a national market system is to assure that brokers may execute investors’ orders at the best market price. Both Regulation NMS and the Options Order Protection and Locked/Crossed Market Plan require that exchanges avoid trade-throughs, locking or crossing of markets and provide market participants with electronic access to the best prices among the markets for the applicable cash equity or options order.
In addition, Regulation NMS also requires that every national securities exchange on which an NMS stock is traded and every national securities association act jointly pursuant to one or more national market system plans to disseminate consolidated information, including an NBBO, on quotations for transactions in NMS stocks and that such plan or plans provide for the dissemination of all consolidated information for an individual NMS stock through a single plan processor. We are member participants of several NMS plans, as described below.
Equities Consolidated Insider Trading (CIT) Plan
MIAX Pearl Equities is a member exchange in the Consolidated Insider Trading plan (“CIT Plan”), which provides for the joint surveillance, investigation and detection of insider trading on each of the participating exchanges’ equities markets. FINRA operates the CIT Plan facility.
Options Regulatory Surveillance Authority (ORSA) Plan
MIAX Options, MIAX Pearl and MIAX Emerald are member exchanges in the Options Regulatory Surveillance Authority plan (“ORSA Plan”), which provides for the joint surveillance, investigation and detection of insider trading on each of the participating exchanges’ options markets. FINRA operates the ORSA Plan facility.
Consolidated Tape Association (CTA) Plan, Consolidated Quotation System (CQS) Plan, Unlisted Trading Privileges (UTP) Plan and Options Price Regulatory (OPRA) Plan (collectively the “U.S. Tape Plans”)
MIAX Pearl Equities participates in the CTA plan (“CTA Plan”), the CQS plan (“COS Plan”) and the UTP plan (“UTP Plan”), which disseminate certain core trading information, such as last sale reports and quotations for the U.S. equities markets. Data is derived from various market centers, including securities exchanges, FINRA and broker dealers. NYSE Technologies, formerly the Securities Industry Automation Corporation, acts as the processor for CTA Plan and the CQS Plan. Intercontinental Exchange owns NYSE Technologies. Under the U.S. Tape Plans, all U.S. exchanges and associations that quote and trade exchange-listed securities must provide their data to a securities information processor for data consolidation and dissemination. See “— Recent Developments” below for proposed changes to the U.S. Tape Plans.
MIAX Options, MIAX Pearl and MIAX Emerald are also member exchanges in OPRA, the designated securities information processor for market information that is generated through the trading of exchange-listed securities options in the United States. OPRA disseminates certain core trading information, such as last sale reports and quotations. The OPRA agreement, which has been approved by the SEC, sets forth a system for reporting options information that is administered by the member exchanges through OPRA, a limited liability company consisting of representatives of the member exchanges.
Options Order Protection and Locked/Crossed Market Plan
MIAX Options, MIAX Pearl and MIAX Emerald are participants in the Options Order Protection and Locked/Crossed Market plan, which enables its participants to act jointly in establishing a framework for providing order protection and addressing locked and crossed markets in eligible options classes. Each participant in this plan is required to establish, maintain and enforce rules, policies and procedures that are reasonably designed to prevent trade throughs and to avoid displaying locked and crossed markets.
Options Listing Procedures (OLPP) Plan
The United States options exchanges (including MIAX Options, MIAX Pearl and MIAX Emerald) and OCC are sponsors of the OLPP plan (the “OLPP Plan”), a national market system plan which describes procedures to be followed by the parties in connection with selecting specified underlying interests for listing purposes and requesting a review of such selections. The OLPP Plan additionally describes procedures for selecting options series, determining operational procedures relative to adjustment decisions and admitting and removing plan sponsors.
Limit Up-Limit Down (LULD) Plan
MIAX Pearl Equities is a participant in the LULD plan (“LULD Plan”), which governs the establishment, operation and administration of a market-wide limit up-limit down mechanism that is intended to address extraordinary market volatility in NMS stocks, as defined in Rule 600(b)(47) of Regulation NMS under the Exchange Act. The LUTD Plan sets forth market-wide LULD requirements designed to prevent trades in individual NMS Stocks from occurring outside of the specified price bands and also governs quotations in NMS stocks.
National Market System Plan for the Selection and Reservation of Securities Symbols (ISRA) Plan
MIAX Options and MIAX Pearl Equities are participants in the Intermarket Symbol Reservation Authority plan (“ISRA Plan”), which governs the establishment, operation and administration of a uniform system for the selection and reservation of securities symbols. SROs that have joined the ISRA Plan utilize this system to reserve one- to five-character root symbols, utilizing a web-based tool developed and maintained by the OCC, the plan processor.
Order Execution Quality Disclosure Plan (Rule 605)
MIAX Pearl Equities is a participant in the order Execution Quality Disclosure Plan (Rule 605), which establishes procedures under Rule 605 of Regulation NMS (previously Rule 11Ac1-5 under the Exchange Act). Rule 605 generally requires a market center that trades Regulation NMS stocks to make available to the public monthly electronic execution reports that include uniform statistical measures of execution quality.
Consolidated Audit Trail (CAT)
In 2016, the SEC approved a plan to establish a market-wide CAT to improve regulators’ ability to monitor trading activity. Each of the MIAX Exchanges is a participant in the CAT, which governs the collection, processing and distribution of quotation and transaction information for securities listed on the MIAX Exchanges. In 2018, the first phase of implementation went live and required SRO participants to begin reporting to the CAT. In addition to increased risk in connection with our regulatory obligations, implementation of the CAT could result in significant additional expenditures, which may not be reimbursed. Funding of the implementation and operation of the CAT is ultimately expected to be provided by both the SROs, which include the MIAX Exchanges and the industry members. The SROs have presented the SEC with a fee model for charging fees to the industry members. The funding to date is provided by the SROs in exchange for promissory notes, which are expected to be repaid once the industry member fees are collected. Until those fees are collected, the SROs may continue to incur additional significant costs.
To date, however, funding has been provided solely by the SROs, partly in exchange for promissory notes, which increases the risk that SROs, including us, will not be reimbursed for costs expended to date. Because the SEC has not approved a funding model that shares the cost of the CAT between SROs and broker-dealers, we believe there is a risk that SROs are not reimbursed, resulting in this impairment. Until the SEC approves a funding model, the SROs will continue to incur additional costs, which may become significant and may not be reimbursed.
The final implementation sub-phase, related to broker-dealer customer and account information submissions by industry members, is now scheduled to go live in July 2022 (or by a subsequent date in the event the current deadline is extended).
Participation in Intermarket Surveillance Group
The MIAX Exchanges are participants in the Intermarket Surveillance Group (“ISG”). ISG is an international information-sharing cooperative governed by a written agreement that provides for a comprehensive surveillance sharing arrangement. In addition to the agreement for confidential information sharing, the ISG provides a framework for the coordination of regulatory efforts among exchanges trading securities, commodity futures and related products to address potential intermarket manipulations and trading abuses.
Regulation SCI
Regulation SCI is a set of rules designed to strengthen the technology infrastructure of the U.S. securities markets. Regulation SCI applies to national securities exchanges, operators of certain ATSs, market data information providers and clearing agencies, subjecting these entities to extensive new compliance obligations, with the goals of reducing the occurrence of technical issues that disrupt the securities markets and improving recovery time when disruptions occur. We implemented an inter-disciplinary program to ensure compliance with Regulation SCI. Regulation SCI policies and procedures were created, internal policies and procedures were updated, and an information technology governance program was developed to ensure compliance.
CFTC Regulation
As a DCM and DCO, MGEX is registered with, and subject to, the jurisdiction of the CFTC. In its operations as a DCM, MGEX provides a derivatives exchange where futures and options contracts are listed and traded. In its operation as a DCO, MGEX’s clearing house clears and settles futures and options transactions initiated, accepted and executed on a DCM. As a result, MGEX functions as a central counterparty (“CCP”), interposing itself between counterparties to contracts traded in one or more financial markets, becoming the counterparty to each party in a trade and thereby ensuring the future performance of open contracts.
In its regulatory oversight role, the CFTC oversees the operation of DCMs and DCOs, both of which are required to meet legal requirements to register with the CFTC. To maintain its registration as a DCM and DCO, MGEX has an ongoing obligation to comply with applicable core principles established in the CEA and CFTC regulations.
CFTC regulations require DCOs to address netting arrangements, margin and collateral requirements, finality and settlement of funds and default procedures within their legal framework. MGEX has adopted MGEX rules and procedures to address each of these areas to provide legal certainty. In addition, because MGEX has elected to be a Subpart C DCO, it is held to certain heightened risk management standards under CFTC regulations.
The CFTC evaluates MGEX’s compliance with the CEA and CFTC regulations and conducts risk assessments and surveillance through a variety of methods. For example, the CFTC conducts regular reviews, known as rule enforcement reviews, of MGEX’s ongoing compliance with governing regulations as an SRO. During these rule enforcement reviews, the CFTC may examine items such as MGEX’s audit trails, trade practice and market surveillance programs, disciplinary and dispute resolution programs, recordkeeping, financial resources, risk management program, settlement procedures and default rules. The CFTC Division of Market Oversight conducts these rule enforcement reviews for all DCMs, while the CFTC Division of Clearing and Risk has primary responsibility for performing rule enforcement reviews of DCOs.
The CFTC also oversees exchanges by imposing strict reporting obligations, including the requirement that MGEX report daily on each Clearing Member’s positions and trading activity and provide quarterly reports detailing certain financial information. All MGEX rules are approved by MGEX’s board of directors and must be submitted to the CFTC for certification prior to becoming effective to ensure MGEX’s compliance with the CEA and CFTC regulations.
As an SRO, MGEX has the duty of establishing and enforcing just and equitable trade practices in its marketplace, as well as protecting the public through adequate financial and market surveillance. MGEX’s Department of Audits and Investigations, is primarily responsible for carrying out these duties by ensuring that registrants and market participants are complying with applicable provisions of the CEA, CFTC regulations and MGEX rules, policies and procedures. Failure to do so may result in fines, disciplinary actions, suspension, or being barred from trading, and the CFTC may take further action, including banning a participant from the market. In addition, MGEX is a member of the Joint Audit Committee and Joint Compliance Committee, cooperative organizations that facilitate the sharing of information and oversight of certain market participants.
In 2016, the European Securities and Markets Authority, or ESMA, recognized MGEX as a third-country CCP. While registration with ESMA was not a requirement for its business activities, MGEX believed recognition would be in the best interest of its market participants. Its status as a third country CCP in the European Union does not, however, give rise to any conflict of law risks. Rather, its status is largely predicated on the general supervisory equivalence in the United States and the European Union and MGEX continues to operate under the United States regulatory framework and the CFTC’s jurisdiction.
In March 2019, MGEX notified the Bank of England of its intent to enter into the Temporary Recognition Regime that is currently in place for non-United Kingdom CCPs in accordance with relevant statutory provisions. In 2021, MGEX applied for permanent recognition as a non-UK, third country CCP with the Bank of England. This application is pending.
Recent Industry Developments
Laws and regulations regarding our business are frequently modified or changed to address perceived problems, new products, competition or at the request of market participants. The following is a summary of the general regulatory structure and brief discussion of recent regulatory developments that may significantly impact our business.
New NMS Plan Regarding Consolidated Data
On May 6, 2020, the SEC issued a final order (the “Consolidated Data Plan Order”) requiring the U.S. equities exchanges and FINRA to develop and file a new consolidated data plan (the “CT Plan”), that would replace the three current NMS plans regarding the reporting and dissemination of consolidated market data in United States equities securities and require certain governance provisions, including a revised voting structure.
Pursuant to the Consolidated Data Plan Order, the U.S. equities exchanges and FINRA were required to file the proposed CT Plan for public comment before the SEC took any definitive action on a new CT Plan. Until the effective date of the new CT Plan, the current data plans continue to govern.
On August 6, 2021, the SEC issued an order approving the proposed CT Plan (the “CT Plan Order”). According to the CT Plan Order, the CT Plan would become operative within 12 months of the August 6, 2021 effective date. A number of exchange groups have challenged the CT Plan Order in court. On August 19, 2021, a number of exchange groups filed a motion with the SEC to stay the effect of the CT Plan Order pending final resolution of the court challenge to the CT Plan Order. Briefing in the court challenge to the CT Plan Order completed on January 25, 2022 and oral argument was held on March 24, 2022. There has been no final resolution in the challenge to the CT Plan Order at this time.
The Consolidated Data Plan Order may have a material impact on our business, financial condition and operating results if, for example, there is a negative impact on the market data fees our equities exchanges are able to charge.
Market Data Infrastructure Rule
On December 9, 2020, the SEC approved its proposal to adopt the Market Data Infrastructure Rule (“Rule 614”), which makes significant additions to the content available on the SIPs and replaces the exclusive processors with a decentralized competing consolidator model. A number of exchange groups have challenged the implementation of Rule 614 in court. Briefing in the court challenge to the implementation of Rule 614 completed on January 20, 2022 and oral argument was held on March 18, 2022. There has been no final resolution in the challenge to the implementation of Rule 614 at this time.
Our exchanges may require additional resources to comply with the implementation of Rule 614 and Rule 614 may have a material impact on our business, financial condition and operating results if, for example, it results in lower SIP plan revenues or we must reduce the fees we charge for market data.

Financial Transaction Taxes
A number of federal, state and local jurisdictions in the United States have considered a financial transaction tax, but many details remain to be discussed and agreed, including how to assess the tax. Implementation of a financial transaction tax could result in a reduction in volumes and liquidity, which would have a negative impact on our operations.
Bermuda Regulation
BSX was incorporated under the Bermuda Stock Exchange Company Act 1992, as amended by the Bermuda Stock Exchange Amendment Acts in 1996, 1997 and 2002. As a financial institution within the meaning of the Bermuda Monetary Authority Act 1969, as amended (the “BMA Act”), it is subject to the supervision, regulation and inspection of the BMA. However, BSX is otherwise a self-regulating financial institution, and is not subject to a separate regulatory statute.
BSX is recognized by the BMA under the Investment Business Act 2003, specifically Part IV; Regulation of Investment Exchanges and Clearing Houses as a “Recognised Investment Exchange” and is also an “Approved Stock Exchange” for the purposes of the Companies Act 1981, as amended. BSX is regarded as a trusted exchange for the listing of ILS, equities, collective investment vehicles (investment funds) and debt securities, equities, mutual funds and bonds, depository receipts, derivative warrant securities and data distribution services. BSX is recognized as a designated offshore securities market by the SEC and is a full member of the World Federation of Exchanges. It is also recognized by other governments and exchange commissions around the world, including the London Stock Exchange, the Australian government and the Canadian Department of Finance.
The BMA in its oversight of BSX undertakes periodic on-site prudential reviews. In addition to the jurisdictional legislative and regulatory frameworks in which BSX operates, BSX’s commercial activities are governed by an approved series of stock exchange regulations, which include:
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The Bermuda Stock Exchange Listing Regulations;

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The Bermuda Stock Exchange Trading Regulations and Code of Conduct;

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The Bermuda Stock Exchange Settlement Regulations;

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The Bermuda Securities Depository (BSD) Regulations & Participants Guide;

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The Bermuda Stock Exchange Trading Membership Regulations; and

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The Bermuda Stock Exchange Listing Sponsor Regulations.

Clients contractually agree to be bound by applicable BSX regulations. In the event of a breach of the regulations, BSX has the authority to enforce action to remedy the cause giving rise to the breach or to suspend, censure or expel the entity. BSX oversees its regulations and self regulates the entities that use the services of the exchange.

MANAGEMENT
Executive Officers and Directors
Our executive officers and directors and their ages and positions as of February 1, 2022, are as set forth below:
Name	Age	Position(s)
Executive Officers
Thomas P. Gallagher	63	Chairman and Chief Executive Officer
Shelly Brown	62	Executive Vice President – Strategic Planning and Business Development
Barbara J. Comly	63	Executive Vice President, General Counsel and Corporate Secretary
Edward Deitzel	54	Executive Vice President and Chief Regulatory Officer; Chief Compliance Officer of the MIAX Exchanges
Lance Emmons	50	Executive Vice President and Chief Financial Officer
Douglas M. Schafer, Jr.	61	Executive Vice President, Director and Chief Information Officer
John Smollen	61	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Harish Jayabalan	46	Senior Vice President and Chief Information Security Officer; Chief Risk Officer of the MIAX Exchanges
Mark G. Bagan	56	Executive Vice President – U.S. Futures Strategy; President and Chief Executive Officer of MGEX
Gregory Wojciechowski	59	President of MIAX Global; President and Chief Executive Officer of BSX
Non-Employee Directors
Executive Officers
Thomas P. Gallagher is one of the Company’s principal founders and has served as the Chief Executive Officer and Chairman of the Board of Directors of MIH and the MIAX Exchanges since our inception in 2007. He was a founding partner of the law firm Gallagher, Briody & Butler, a corporate and securities law firm located in Princeton, New Jersey, and was associated with the firm until joining the Company full time in December 2012. Mr. Gallagher has been a director of MGEX since October 2019, becoming Chairman of the MGEX Board of Directors in June 2021. Mr. Gallagher has also been a member of the BSX Council since July 2019, becoming Chairman of the BSX Council in February 2020. Mr. Gallagher is also a director of MIH’s other subsidiaries MIAX Technologies since May 2010, MIAX Products since January 2019, MIAX Global since June 2015, M 402 since July 2020 and MIAX Futures since February 2008. From 2005 to 2014, Mr. Gallagher served on the Board of Trustees of The Hun School of Princeton and is currently a Trustee Emeritus.
Shelly Brown has served as the Company’s Executive Vice President, Strategic Planning and Business Development since April 2011. Prior to joining the Company, Mr. Brown served as the Director of Business Management for PEAK6 Investments, a Chicago-based trading firm, where he was head of options execution from September 2009 to February 2011. Prior thereto, Mr. Brown held a number of positions in the financial markets including as Associate Vice President at Nasdaq OMX, Vice President, Derivatives Trading Strategy at PHLX from April 2006 to September 2009, and Manager of Options Trading Systems and co-head of Options Business Development at SIG from April 2001 to April 2006. Prior to joining SIG, Mr. Brown was a founder and Managing Director of Risk Information Systems and Consulting.
Barbara Comly is one of the Company’s principal founders and the Company’s Executive Vice President, General Counsel and Corporate Secretary. She has served as General Counsel and Corporate Secretary since the Company’s inception in 2007. Ms. Comly joined the Company full time as an Executive Vice President in her current roles in December 2012. Ms. Comly was a Partner at Gallagher, Briody & Butler prior to joining the Company and an associate at Morgan, Lewis & Bockius LLP from February 1990 until June 1994 and Shearman & Sterling LLP from September 1987 until December 1989, practicing in the area of corporate and securities law.
Edward Deitzel is Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer for the MIAX Exchanges. Mr. Deitzel has served as our Chief Regulatory Officer since March 2009 and Chief Compliance Officer for the MIAX Exchanges since October 2015. Prior to joining MIH, Mr. Deitzel held a number of positions in surveillance at the Philadelphia Stock Exchange from January 1997 through March 2009.
Lance Emmons has served as the Company’s Executive Vice President, Chief Financial Officer since March 2020. Prior to joining the Company, Mr. Emmons served as Chief Financial Officer of several startups, including Princeton Identity from June 2018 to April 2019. Mr. Emmons worked at International Securities Exchange from March 2004 to December 2016, most recently as Senior Vice President, Finance and Administration, Controller.
Douglas M. Schafer Jr. has served as the Company’s Executive Vice President, Chief Information Officer and a Director of MIH since March 2011. Mr. Schafer also serves as President of Miami International Technologies since March 2011. Prior to joining the Company, Mr. Schafer served in a number of positions with the Philadelphia Stock Exchange from 1993 to 2008 and as Vice President of Derivatives Trading Systems Development for Nasdaq OMX PHLX from 2008 until March 2011.
John Smollen has served as the Company’s Executive Vice President, Head of Exchange Traded Products and Strategic Relations since July 2015. He served as a Managing Director for Goldman Sachs from 2001 to 2011 and as a floor director at Cboe from 2001 to 2010. Additionally, Mr. Smollen served as the Member Vice Chairman at the Cboe in 2006. Prior to joining us, Mr. Smollen served as Managing Partner of Quivetneck Capital from May 2011 to July 2015, a consulting company based in Chicago, Illinois focused on trading, clearing, market making, order flow, routing and trading technology.
Harish Jayabalan has served as Chief Risk Officer of the MIAX Exchanges since joining the Company in August 2011 and as the Company’s Chief Information Security Officer since September 2017. Prior to joining the Company, Mr. Jayabalan served as Risk Manager for Risk Management and SEC ARP Compliance at Direct Edge from April 2010 to August 2011 and as Audit Risk Review Manager at Citigroup from November 2007 to March 2010.
Mark G. Bagan has served as Executive Vice President — U.S. Futures Strategy of MIH since January 2021 and President and Chief Executive Officer of MGEX since July 2005. Prior to assuming his current role at MGEX, Mr. Bagan was Vice President of Market Administration & Corporate Secretary of MGEX from January 2002 to June 2005. Mr. Bagan represents MGEX in a variety of industry organizations including the Board of Directors of the NFA and the Board of Directors of the Commodities Market Council and formerly served on the Joint Audit Committee, Joint Compliance Committee, Inter-Financial Surveillance Group, the FIA and task forces of the CFTC.
Gregory Wojciechowski has served as President of MIAX Global since January 2020 and President and Chief Executive Officer of BSX since January 2002. Mr. Wojciechowski was the Chief Operating Officer of BSX from 1995 to 2002. Prior to joining BSX in 1993, Mr. Wojciechowski, over a period of several years, held management positions at three large U.S. brokerage firms. Mr. Wojciechowski has been a member of the BSX Council (ex-officio) since January 2001 and is also the Chairman of the Financial Intelligence Agency in Bermuda, and sits on the Board of Directors of the World Federation of Exchanges (WFE), ILS Bermuda and the Bermuda Business Development Agency (BDA).
Non-Employee Directors
Prior to this offering, we intend to nominate additional directors to our board of directors.

Board Composition and Election of Directors
Our board of directors currently consists of        members. Each director is currently elected to the board of directors to hold office until his or her successor has been elected and qualified or until the earlier of his or her resignation or removal.
There are no family relationships among any of our directors and executive officers.
Director Independence
Under the rules of the       , independent directors must comprise a majority of a listed company’s board of directors within one year of the completion of its initial public offering. In addition, the rules of the       require that, subject to specified exceptions, each member of a listed company’s audit and compensation committees be independent and that director nominees be selected or recommended for the board’s selection by independent directors constituting a majority of the independent directors or by a nominating and corporate governance committee comprised solely of independent directors. Under the rules of the                 , a director will only qualify as “independent” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that such person is “independent” as defined under         and the Exchange Act rules.
Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in their capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.
Based upon information requested from and provided by each director concerning their background, employment and affiliations, including family relationships, our board of directors has determined that each of our directors, with the exception of       , is an “independent director” as defined under applicable rules of the       , including, in the case of       ,       ,       , and       , the independence criteria set forth in Rule 10A-3 under the Exchange Act. Each of the members of our compensation committee are also “non-employee directors” as defined in Section 16b-3 of the Exchange Act. In making such determination, our board of directors considered the relationships that each such non-employee director has with our Company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.
Board Committees
Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate pursuant to a charter adopted by our board of directors and which will be effective prior to the consummation of this offering. The board of directors may also establish other committees from time to time to assist us and the board of directors in their duties. Upon the effectiveness of the registration statement of which this prospectus forms a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act, the       , and the Exchange Act. Upon our listing on the       , each committee charter will be available on the corporate governance section of our website, www. miaxoptions.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.
Audit Committee
The audit committee’s responsibilities upon completion of this offering will include:
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appointing, approving the compensation of, and evaluating the qualifications, performance, and independence of our independent registered public accounting firm;

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overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from such firm, and pre-approving all audit and permitted non-audit services to be performed by our independent registered public accounting firm;

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reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements;

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reviewing and discussing with management and our independent registered public accounting firm any material issues regarding accounting principles and financial statement presentations;

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coordinating our board of directors’ oversight of our internal control over financial reporting, disclosure controls and procedures, code of business conduct and ethics, procedures for complaints, and legal and regulatory matters;

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discussing our risk management policies with management;

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establishing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting-related complaints and concerns;

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meeting independently with our independent registered public accounting firm and management;

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reviewing and approving any related person transactions;

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overseeing our guidelines and policies governing risk assessment and risk management;

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preparing the audit committee report required by SEC rules;

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reviewing and assessing, at least annually, the adequacy of the audit committee’s charter; and

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performing, at least annually, an evaluation of the performance of the audit committee.

All audit services and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.
The members of our audit committee will be       ,       ,        and          .      will chair the audit committee. Our board of directors has also determined that qualifies as an “audit committee financial expert,” as defined under Item 407 of Regulation S-K.
Compensation Committee
Our compensation committee’s responsibilities upon completion of this offering will include:
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reviewing our overall compensation strategy, including base salary, incentive compensation and equity-based grants;

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reviewing and making recommendations to our board of directors for approval of corporate goals and objectives relevant to the compensation of our chief executive officer and our other executive officers;

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recommending to our board of directors the compensation of our chief executive officer and other executive officers;

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reviewing and making recommendations to our board of directors with respect to director compensation;

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overseeing and administering our cash and equity incentive plans;

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reviewing and making recommendations to our board of directors regarding any employment contract and other compensation, severance and change-in-control arrangements for our executive officers;

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recommending to our board of directors any stock ownership guidelines for our executive officers and non-employee directors;

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retaining, appointing, or obtaining advice of a compensation consultant, legal counsel, or other advisor, and determining the compensation and independence of such consultant or advisor;

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preparing, if required, the compensation committee report on executive compensation for inclusion in our annual proxy statement in accordance with the proxy rules;

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reviewing and assessing, at least annually, the adequacy of the compensation committee’s charter; and

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performing, on an annual basis, an evaluation of the performance of the compensation committee.

The members of our compensation committee will be       ,       , and       .        will chair the compensation committee.
Nominating and Governance Committee
Our nominating and corporate governance committee’s responsibilities upon completion of this offering will include:
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identifying individuals qualified to become members of our board of directors consistent with criteria approved by the board and receiving nominations for such qualified individuals;

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recommending to our board of directors the persons to be nominated for election as directors and to each committee of the board;

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reviewing and recommending committee membership and chairs on an annual basis;

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recommending to our board of directors qualified candidates to fill vacancies on our board of directors;

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developing and recommending to our board of directors appropriate corporate governance policies and procedures and reviewing such policies and procedures, as needed;

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reviewing and making recommendations to our board with respect to our board leadership structure;

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developing a process for the annual evaluation of our board of directors and its committees and overseeing the conduct of this annual evaluation;

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reviewing and assessing, at least annually, the adequacy of the nominating and corporate governance committee’s charter; and

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performing, on an annual basis, an evaluation of the performance of the nominating and corporate governance committee.

The members of our nominating and corporate governance committee will be        , and       .        will chair the nominating and corporate governance committee.
Leadership Structure of the Board
Our corporate governance guidelines provide our board of directors with flexibility to combine or separate the positions of chair of our board of directors and Chief Executive Officer.
Our Chief Executive Officer serves as the Chair of the Board of Directors. Our board of directors has concluded that our current leadership structure is appropriate at this time.
Role of the Board of Directors in Risk Oversight Process
Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors, as a whole, is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks and operational risks. In addition, our audit committee is expected to review and discuss with our management the risks faced by our Company and the policies, guidelines and processes by which management assesses and manages our Company’s risks, including major financial risk exposures and cybersecurity risk exposures, and the steps our management has taken to monitor and control such exposures.

Code of Business Conduct and Ethics
We intend to adopt a written code of business conduct and ethics, or Code of Conduct that will apply to our directors, executive officers and employees. Following this offering, a current copy of the Code of Conduct will be available on the Corporate Governance section of our website, www. miaxoptions.com. The audit committee of our board of directors will be responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements with respect to our executive officers and directors, will be disclosed on our website. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part. We have included our website address as an inactive textual reference only.
Limitation of Directors’ and Officers’ Liability and Indemnification
As permitted by Section 102(b)(7) of the DGCL, our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for any breach of their fiduciary duties as directors, to the fullest extent permitted by the DGCL.
We have directors’ and officers’ liability insurance to cover liabilities our directors and executive officers may incur in connection with their services to us. Our amended and restated certificate of incorporation and bylaws require us to indemnify members of our board of directors and of other committees, as well as our executive officers, and may indemnify other officers, agents and employees, and any persons serving another corporation, partnership, joint venture, trust or other enterprise at our request, in each case to the maximum extent permitted by the DGCL; provided, however, that we may limit the extent of such indemnification by individual contracts with our directors and executive officers; and provided, further, that we will not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against us or our directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by our board of directors, or (iii) such indemnification is provided by us, in our sole discretion, to the extent permitted by the DGCL.
Our amended and restated bylaws also require us to advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or executive officer or is or was serving as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise at our request, prior to the final disposition of the proceeding, promptly following such person’s request, all expenses incurred by such person in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay any amounts advanced by us if it is ultimately determined that such person is not entitled to be indemnified; provided, however, that we will not be required to advance any expenses to any person who our board of directors determines has acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of our Company.
We have entered into indemnification agreements with each of our directors and executive officers, the form of which is attached as an exhibit to the registration statement of which this prospectus is a part. These agreements provide that we will, among other things, indemnify and advance expenses to our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us arising out of such person’s services as our director or officer, or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.
Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE AND DIRECTOR COMPENSATION
As an “emerging growth company,” we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. In accordance with these rules, our “named executive officers” for fiscal year 2021 were:
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Thomas P. Gallagher, our Chairman and Chief Executive Officer;

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Barbara J. Comly, our Executive Vice President, General Counsel and Corporate Secretary; and

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Douglas M. Schafer Jr., our Executive Vice President, Chief Information Officer.

This discussion may contain forward-looking statements that are based on our current plans and expectations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from the programs summarized in this discussion.
Summary Compensation Table
The following table sets forth the compensation of our named executive officers for the fiscal year ended December 31, 2021:
Name and principal position	Year	Salary ($)	Bonus ($)(1)	Stock awards ($)(2)	Option awards ($)(3)	All other compensation ($)	Total ($)
Thomas P. Gallagher Chairman & Chief Executive Officer	2021	2,350,000	4,500,000	4,035,000	2,681,445	49,762(4)	13,616,207
Barbara J. Comly Executive Vice President, General Counsel & Corporate Secretary	2021	1,375,000	400,000	1,614,000	1,193,160	84,203(5)	4,666,363
Douglas M. Schafer Jr. Executive Vice President, Chief Information Officer	2021	1,562,500	750,000	2,302,500	1,193,160	97,139(6)	5,905,299

(1)
The amounts reported represent discretionary bonuses paid in March 2022 based upon the achievement of Company and individual performance objectives for the year ended December 31, 2021, as determined by our compensation committee in the case of our Chief Executive Officer and our Chief Executive Officer in the case of our General Counsel and Chief Information Officer.

(2)
The amounts reported represent the grant date fair value of restricted stock awards granted in 2021 as computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 718 (excluding the effect of estimated forfeitures). Please refer to Note 17 “Share Based Compensation” to the consolidated financial statements included elsewhere in this prospectus for a discussion of additional assumptions used in calculating the grant date fair value. For additional details on these awards, please see the “Outstanding Equity Awards Table” below.

(3)
The amounts reported represent the grant date fair values of option awards granted in 2021 as computed in accordance with FASB ASC Topic 718 (excluding the effect of estimated forfeitures). Please refer to Note 17 “Share Based Compensation” to the consolidated financial statements included elsewhere in this prospectus for a discussion of additional assumptions used in calculating the grant date fair value. For additional details on these awards, please see the “Outstanding Equity Award Table” below.

(4)
The amount reported represents matching contributions under our 401(k) plan in the amount of $8,700, payments for executive life insurance and other health and welfare benefits in the amount of $23,062 and a car allowance of $18,000.

(5)
The amount reported represents matching contributions under our 401(k) plan in the amount of

$8,700, payments for executive life insurance and other health and welfare benefits in the amount of $63,503 and a car allowance of $12,000.
(6)
The amount reported represents matching contributions under our 401(k) plan in the amount of $8,700, payments for executive life insurance and other health and welfare benefits in the amount of $28,235, a car allowance of $10,200 and a housing allowance of $50,004.

Employment Agreements with Our Named Executive Officers
We have entered into employment agreements with each of our named executive officers. The following is a summary of the material terms of those employment agreements. For purposes of this discussion, the following terms have the meanings ascribed to them below.
“Cause” means the named executive officer’s (i) willful failure (but in the case of the Chief Information Officer, such failure need not be willful) to follow any lawful and reasonable written directive, policy or instruction of the Chief Executive Officer or the board of directors); (ii) material breach of the terms of his or her employment agreement with the Company; (iii) willful malfeasance (but in the case of the Chief Information Officer, such malfeasance need not be willful) or gross negligence in the performance of his or her of her duties; (iv) dishonesty with respect to the Company that has a material injurious effect on the Company; or (v) conviction of, or plea of guilty or no contest to, any crime involving deception, fraud or moral turpitude that has a material injurious effect on the Company.
“Corporate Transaction” means: (i) a sale of all or substantially all of the Company’s assets, (ii) any merger, consolidation or other business combination transaction of the Company with or into another corporation, entity or person, other than a transaction in which the holders of at least a majority of the shares of voting capital stock of the Company outstanding immediately prior to such transaction continue to hold (either by such shares remaining outstanding or by their being converted into shares of voting capital stock of the surviving entity) a majority of the total voting power represented by the shares of voting capital stock of the Company (or the surviving entity) outstanding immediately after such transaction, (iii) the direct or indirect acquisition (including by way of a tender or exchange offer) by any person, or persons acting as a group, of beneficial ownership or a right to acquire beneficial ownership of shares representing a majority of the voting power of the then outstanding shares of capital stock of the Company, or (iv) a change in the effective control of the Company which occurs on the date that a majority of members of the board of directors is replaced during any 12 month period by directors whose appointment or election is not endorsed by a majority of the members of the board of directors prior to the date of the appointment or election.
“Good Reason” means (in the absence of written consent by the named executive officer) (i) material diminution by the Company of the named executive officer’s authority, duties and responsibilities, which change would cause the named executive officer’s position to become one of less responsibility, importance and scope, (ii) material reduction by the Company of the named executive officer’s base salary, as it may be increased from time to time, (iii) a materially adverse change in the geographic location at which the named executive officer must perform services, or (iv) any other action or inaction that constitutes a material breach by the Company of the named executive officer’s employment agreement.
Gallagher Employment Agreement
We entered into an employment agreement with Mr. Gallagher, our Chairman and Chief Executive Officer, originally effective December 1, 2012, which has been amended from time to time and was most recently amended and restated effective as of January 1, 2022. The term of the agreement ends December 31, 2024 (subject to any renewal). The agreement provides Mr. Gallagher with (i) an annual base salary of $2,500,000, (ii) an opportunity to receive additional discretionary bonuses in the sole discretion of our compensation committee, (iii) a one-time special bonus in the amount of $1,000,000 in the event our common stock is registered on one or more U.S. national securities exchanges, which will become payable in connection with this offering, (iv) a life insurance policy during the term of his agreement in an amount of at least $3,000,000 provided at our expense, (v) piggyback registration rights with respect to the inclusion in a registration statement of shares of our common stock held by Mr. Gallagher on terms at least as favorable as any other holder of common stock other than our strategic investors, (vi) participation in our Transaction Incentive Plan (described below in the Section titled “Potential Payments upon Termination or Change in

Control”), any technology bonus pool we adopt, if any, as well as any short term incentive and long term incentive compensation plans and executive cash bonus pool we adopt, if any, (vii) 25 days of paid vacation per year, (viii) eligibility to participate in our retirement plan and health, life and disability insurance, plans or programs and (ix) a monthly car allowance in the amount of $1,500.
In addition, in the event Mr. Gallagher’s employment with the Company is terminated by us without Cause or by Mr. Gallagher for Good Reason, we are obligated to pay Mr. Gallagher the following severance benefits: (1) his base salary payable in installments through the earlier of the remaining term of his employment agreement or February of the year following the calendar year in which Mr. Gallagher’s employment was terminated, and then on that March 1st an amount equal to the base salary that would have been payable to Mr. Gallagher during the remaining balance of the term had a termination not occurred, together with any accrued but unpaid cash bonuses, (2) continued health care coverage with such cost of coverage to be provided, directly or indirectly, on at least a monthly basis for the lesser of (x) 12 months beginning with the termination date or (y) the balance of the term, (3) any rights and benefits (if any) provided under our plans and programs, determined in accordance with the applicable terms and provisions of such plans and programs and (4) within 30 calendar days after the date of termination, Mr. Gallagher’s accrued vacation time and business expense reimbursement through the date of termination in accordance with our usual procedures; provided, however, that if the termination occurs within the six months preceding or two years following a Corporate Transaction, Mr. Gallagher will be paid in a lump sum payment within 30 calendar days after the date of such termination, his base salary and bonuses that would have been payable over 24 months from the termination date or if longer, the remaining balance of the term had a termination not occurred. In addition, Mr. Gallagher is entitled to a tax gross-up payment if any of his payments or benefits are subject to the excise tax under Section 4999 of the Code (a so-called golden parachute gross-up), but not in excess of one times his base salary for the calendar year prior to the date that Mr. Gallagher’s employment terminates.
Comly Employment Agreement
We entered into an employment agreement with Ms. Comly, our Executive Vice President, General Counsel and Corporate Secretary, originally effective December 1, 2012, which has been amended from time to time and was most recently amended and restated effective as of January 1, 2022. The term of the agreement ends December 31, 2024 (subject to any renewal). The agreement provides Ms. Comly with (i) an annual base salary of $1,450,000, (ii) an annual bonus in an amount up to $400,000, subject to the achievement by Ms. Comly and/or the Company of certain performance criteria established by our Chief Executive Officer following consultation with our compensation committee and communicated to Ms. Comly in the first quarter of the applicable year, (iii) an opportunity to receive additional discretionary bonuses in our sole discretion, (iv) a one-time special bonus in the amount of $1,000,000 in the event our common stock is registered on one or more U.S. national securities exchanges, which will become payable in connection with this offering, (v) a special bonus in the amount of $250,000 upon our acquisition or launch of a new securities exchange, (vi) a life insurance policy during the term of her agreement in an amount of at least $3,000,000 provided at our expense, (vii) piggyback registration rights with respect to the inclusion in a registration statement of our common stock held by Ms. Comly on terms at least as favorable as any other holder of common stock other than our strategic investors, (viii) participation in our Transaction Incentive Plan (described below in the Section titled “Potential Payments upon Termination or Change in Control”), any technology bonus pool we adopt, if any, as well as any short term incentive and long term incentive compensation plans and executive cash bonus pool we adopt, if any, (ix) 30 days of paid vacation per year, (x) eligibility to participate in our retirement plan and health, life and disability insurance, plans or programs and (xi) a monthly car allowance in the amount of $1,000.
In addition, in the event Ms. Comly’s employment with the Company is terminated by us without Cause or by Ms. Comly for Good Reason, we are obligated to pay Ms. Comly the following severance benefits: (1) her base salary payable in installments through the earlier of the remaining term of her employment agreement or February of the year following the calendar year during which Ms. Comly’s employment was terminated, and then on that March 1st an amount equal to the base salary that would have been payable to Ms. Comly during the remaining balance of the term had a termination of Ms. Comly’s employment not occurred, together with any accrued but unpaid cash bonuses, (2) continued health care coverage with such cost of coverage to be provided, directly or indirectly, on at least a monthly basis for the lesser of (x) 12 months beginning with the termination date or (y) the balance of the term, (3) any rights and benefits (if any) provided under our plans and programs, determined in accordance with the applicable terms and provisions of such plans and programs and (4) within 30 calendar days after the date of termination, Ms. Comly’s accrued vacation time and business expense reimbursement through the date of termination in accordance with our usual procedures; provided, however, that if the termination occurs within the six months preceding or two years following a Corporate Transaction, Ms. Comly will be paid in a lump sum payment within 30 calendar days after the date of such termination, her base salary and bonuses that would have been payable over 24 months from the termination date or if longer, the remaining balance of the term had a termination not occurred. In addition, Ms. Comly is entitled to a tax gross-up payment if any of her payments or benefits are subject to the excise tax under Section 4999 of the Code (a so-called golden parachute gross-up), but not in excess of one times her base salary for the calendar year prior to the date that Ms. Comly’s employment terminates.
Schafer Employment Agreement
We entered into an employment agreement with Mr. Schafer, our Executive Vice President and Chief Information Officer, which was most recently amended and restated January 1, 2022. The term of the agreement ends September 30, 2023; however, it will automatically renew for an additional year unless Mr. Schafer notifies us at least 90 days prior to September 30, 2023 of his intent not to extend the term for an additional year. The agreement provides Mr. Schafer with the following benefits: (i) an annual base salary of $1,750,000, (ii) an annual bonus in an amount up to $500,000, subject to the achievement by Mr. Schafer and/or the Company of certain performance criteria established by the Chief Executive Officer following consultation with our compensation committee and communicated to Mr. Schafer in the first quarter of the applicable year, (iii) an opportunity to receive additional discretionary bonuses in our sole discretion, (iv) a one-time special bonus in the amount of $1,000,000 in the event our common stock is registered on one or more U.S. national securities exchanges, which will become payable in connection with this offering, (v) life insurance policies during the term of his agreement in the aggregate amount of $12,250,000 provided at our expense, (vi) a monthly housing allowance in the amount of $4,167 for any period in which Mr. Schafer maintains a second residence within a 25 mile radius of our office in order to reduce his weekday commute, (vii) eligibility to participate in our Transaction Incentive Plan (described below in the Section titled “Potential Payments upon Termination or Change in Control”), as well as any technology bonus pool we adopt, if any, (viii) 25 days of paid vacation per year, (ix) eligibility to participate in our retirement plan and health, life and disability insurance, plans or programs and (x) a monthly car allowance in the amount of $850.
In addition, in the event Mr. Schafer’s employment is terminated by the Company without Cause or by Mr. Schafer for Good Reason, we are obligated to pay Mr. Schafer the following severance benefits: (1) his base salary payable in installments through the earlier of the remaining term of his employment agreement or February of the year following the calendar year during which Mr. Schafer’s employment was terminated, and then on that March 1st an amount equal to the base salary that would have been payable to Mr. Schafer during the remaining balance of the term had a termination not occurred (or if longer, for 24 months in the event the termination occurs within the six months preceding or two years following a Corporate Transaction) together with his minimum annual base bonus payable in a lump sum payment within 30 calendar days after the date of such termination, (2) continued health care coverage with such cost of coverage to be provided, directly or indirectly, on at least a monthly basis for the lesser of (x) 12 months beginning with the termination date or (y) the balance of the term, (3) any rights and benefits (if any) provided under our plans and programs, determined in accordance with the applicable terms and provisions of such plans and programs and (4) within 30 calendar days after the date of termination, Mr. Schafer’s accrued vacation time and business expense reimbursement through the date of termination in accordance with our usual procedures.

Outstanding Equity Awards Table
The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2021:
	Option Awards(1)						Stock Awards(1)
Name	Grant Date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)(2)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market values of shares or units of stock that have not vested ($)(3)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)(3)
Thomas P. Gallagher	12/27/2012	1,000(4)	—	—	6.00	12/26/2022	—	—	—	—
	11/22/2013	4,000,000(5)	—	—	5.00	11/21/2023	—	—	—	—
	8/3/2016	750,000(5)			6.00	8/2/2026	—	—	—	—
	5/29/2018	600,000(5)			6.00	5/28/2028	—	—	—	—
	8/1/2019	333,334(6)	166,666(6)		6.00	7/31/2029	—	—	—	—
	—	—	—	—	—	—	1,900,573(7)	$24,498,386	—	—
	—	—	—	—	—	—	—	—	500,000(8)	$6,445,000
	1/28/2021	200,000(9)	400,000(9)	—	7.61	1/27/2031	—	—	—	—
	9/10/2021	—	—	750,000(10)	8.07	9/9/2031	—	—	—	—
Barbara J. Comly	12/27/2012	1,000(4)	—	—	6.00	12/26/2022	—	—	—	—
	11/22/2013	2,000,000(5)	—	—	5.00	11/21/2023	—	—	—	—
	8/3/2016	300,000(5)	—	—	6.00	8/2/2026	—	—	—	—
	5/29/2018	300,000(5)	—	—	6.00	5/28/2028	—	—	—	—
	8/1/2019	200,000(6)	100,000(6)	—	6.00	7/31/2029	—	—	—	—
	—	—	—	—	—	—	368,594(11)	4,751,177	—	—
	—	—	—	—	—	—	—	—	200,000(8)	2,578,000
	1/28/2021	100,000(9)	200,000(9)	—	7.61	1/27/2031	—	—	—	—
	9/10/2021	—	—	300,000(12)	8.07	9/9/2031	—	—	—	—
Douglas M. Schafer, Jr.	12/27/2012	1,000(4)	—	—	6.00	12/26/2022	—	—	—	—
	5/23/2014	750,000(5)	—	—	6.00	5/22/2024	—	—	—	—
	8/3/2016	300,000(5)	—	—	6.00	8/2/2026	—	—	—	—
	5/18/2018	300,000(5)	—	—	6.00	5/17/2028	—	—	—	—
	8/1/2019	400,000(5)	—	—	6.00	7/31/2029	—	—	—	—
	—	—	—	—	—	—	985,316(13)	12,700,723	—	—
	1/28/2021	100,000(9)	200,000(9)	—	7.61	1/27/2031	—	—	—	—
	9/10/2021	—	—	300,000(12)	8.07	9/9/2031	—	—	—	—

(1)
In connection with this offering, (i) all options to purchase shares of our nonvoting common stock or our Series B preferred stock are being converted into options to purchase shares of our voting common stock on a one-for-one basis and (ii) all restricted shares of nonvoting common stock are being converted into restricted shares of our common voting stock on a one-for-one basis. Capitalized terms used but not defined in the footnotes have the meanings ascribed to them under the section titled “Vesting of Equity Incentive Awards” below.

(2)
The option exercise prices set forth in this column represent the fair market value of a share of our common stock on the date of grant, as determined by our compensation committee.

(3)
The amounts set forth in this column represent the fair market value of the shares of our common stock that were unvested as of December 31, 2021, based on a fair market value of $12.89 per share as of December 31, 2021, as determined by our compensation committee.

(4)
Represent options to purchase shares of our Series B preferred stock granted under the 2008 Employee Plan, which were vested as of the date of grant.

(5)
Represent fully-vested options to purchase shares of our nonvoting common stock granted under the 2013 Employee Plan.

(6)
Represent options to purchase shares of our nonvoting common stock granted under the 2013 Employee Plan, which vest annually pro rata over a three-year period commencing on the first anniversary of the grant date or, if earlier, upon the first of the following to occur: (i) a Corporate Transaction; (ii) Termination of the named executive officer’s employment without Cause; or (iii) a liquidation event such as a Qualified Public Offering, subject to the named executive officer’s continuous service to us through the applicable vesting date. To the extent not already vested, these options will vest and become fully exercisable in connection with this offering, subject to the named executive officer’s continuous service with us through the closing of this offering.

(7)
Represents the following grants of shares of restricted voting and nonvoting common stock:

•
600,000 shares of restricted common stock issued pursuant to the restricted stock award agreement effective June 23, 2010, as amended, which shares vest in full upon the earlier to occur of: (i) the Company obtaining Qualified Public Company Status or (ii) consummation of a Deemed Liquidation Event. The restrictions on these shares will lapse in connection with this offering, subject to the named executive officer’s continuous service with us through the closing of this offering.

•
61,300 shares of restricted common stock issued pursuant to the restricted stock award agreement effective October 18, 2011, as amended, which shares vest in full upon the earlier to occur of: (i) the Company obtaining Qualified Public Company Status or (ii) consummation of a Deemed Liquidation Event. The restrictions on these shares will lapse in connection with this offering, subject to the named executive officer’s continuous service with us through the closing of this offering.

•
339,273 shares of restricted common stock issued pursuant to the restricted stock award agreement dated November 30, 2011, which shares vest in full upon the earlier to occur of: (i) the Company obtaining Qualified Public Company Status or (ii) consummation of a Deemed Liquidation Event. The restrictions on these shares will lapse in connection with this offering, subject to the named executive officer’s continuous service with us through the closing of this offering.

•
250,000 shares of restricted nonvoting common stock granted under the 2013 Employee Plan on August 3, 2016, which shares vest in full on the earlier of the following: (i) August 2, 2024, (ii) consummation of a Deemed Liquidation Event and (iii) the Company obtaining Qualified Public Company Status; provided that if a market stand-off, lock-up or similar agreement prohibiting, restricting or otherwise limiting the sale of shares in connection with the Company’s obtaining such status shall apply, the shares will vest and restrictions lapse, on the 180th day after the Company obtains such status; and provided further that vesting remains subject to the named executive officer’s continuous service to us through the applicable vesting date. The restrictions on these shares will lapse 180 days following the closing of this offering, subject to the named executive officer’s continuous service with us through such date.

•
200,000 shares of restricted nonvoting common stock granted under the 2013 Employee Plan on May 29, 2018, which shares vest in full on the earlier of: (i) the Company obtaining Qualified Public Company Status or (ii) consummation of a Deemed Liquidation Event, subject to the named executive officer’s continuous service to us through the applicable vesting date. The restrictions on these shares will lapse in connection with this offering, subject to the named executive officer’s continuous service with us through the closing of this offering.

•
200,000 shares of restricted nonvoting common stock granted under the 2013 Employee Plan on August 1, 2019, which shares vest in full on the earlier of: (i) the Company obtaining Qualified Public

Company Status or (ii) consummation of a Deemed Liquidation Event; provided that if a market stand-off, lock-up or similar agreement prohibiting, restricting or otherwise limiting the sale of shares in connection with the Company’s obtaining such status shall apply, the shares will vest when such restrictions lapse; and provided further that vesting remains subject to the named executive officer’s continuous service to us through the applicable vesting date. The restrictions on these shares will lapse 180 days following the closing of this offering, subject to the named executive officer’s continuous service with us through such date.
•
250,000 shares of restricted nonvoting common stock granted under the 2013 Employee Plan on December 1, 2020, which shares vest in full on the earlier of: (i) December 1, 2023, (ii) consummation of a Deemed Liquidation Event and (iii) the Company obtaining Qualified Public Company Status; provided that if a market stand-off, lock-up or similar agreement prohibiting, restricting or otherwise limiting the sale of shares in connection with the Company’s obtaining such status shall apply, the shares will vest and restrictions lapse, on the 180th day after the Company obtains such status; and provided further that vesting remains subject to the named executive officer’s continuous service to us through the applicable vesting date. The restrictions on these shares will lapse 180 days following the closing of this offering, subject to the named executive officer’s continuous service with us through such date.

(8)
Represent shares of restricted nonvoting common stock granted under the 2021 Plan on September 10, 2021, which shares vest in full on the earlier of: (i) September 10, 2024, (ii) consummation of a Deemed Liquidation Event and (iii) the Company obtaining Qualified Public Company Status; provided, however, that if a market stand-off, lock-up or similar agreement prohibiting, restricting or otherwise limiting the sale of shares in connection with the Company’s obtaining such status shall apply, the shares will vest, and restrictions lapse, on the 180th day after the Company obtains such status; and provided, further that vesting remains subject to the named executive officer’s continuous service to us through the applicable vesting date and achievement of certain performance objectives relating to the named executive officer’s efforts towards obtaining Qualified Public Company Status. The restrictions on these shares will lapse 180 days following the closing of this offering, subject to the named executive officer’s continuous service with us through such date.

(9)
Represent options to purchase shares of our nonvoting common stock granted under the 2021 Plan, which vest annually pro rata over a three-year period commencing on the first anniversary of the grant date or, if earlier, upon the first of the following to occur: (i) a Corporate Transaction; (ii) Termination of the named executive officer’s employment without Cause; or (iii) a liquidation event such as a Qualified Public Offering, subject to the named executive officer’s continuous service to us through the applicable vesting date. To the extent not already vested, these options will vest and become fully exercisable in connection with this offering, subject to the named executive officer’s continuous service to us through the closing of this offering.

(10)
Represent options to purchase shares of our nonvoting common stock granted under the 2021 Plan, which vest annually pro rata over a three-year period commencing on the first anniversary of date of grant or, if earlier, upon the first of the following to occur: (i) a Corporate Transaction; (ii) Termination of the named executive officer’s employment without Cause; or (iii) a liquidation event such as a Qualified Public Offering, subject to the named executive officer’s continuous service to us through each applicable vesting date and the achievement of certain performance conditions that were established by our compensation committee relating to the named executive officer’s efforts toward obtaining a Qualified Public Offering. To the extent not already vested, the performance conditions will be satisfied and these options will vest and become fully exercisable in connection with this offering, subject to the named executive officer’s continuous service with us through the closing of this offering.

(11)
Represents the following grants of shares of restricted voting and nonvoting common stock:

•
100,000 shares of restricted common stock issued pursuant to a restricted stock award agreement effective November 30, 2011, which shares vest in full upon the earlier to occur of: (i) the Company obtaining Qualified Public Company Status or (ii) consummation of a Deemed Liquidation Event. The restrictions on these shares will lapse in connection with this offering, subject to the named executive officer’s continuous service with us through the closing of this offering.

•
100,000 shares of restricted nonvoting common stock granted under the 2013 Employee Plan on August 3, 2016, which shares vest in full on the earlier of the following: (i) August 2, 2024, (ii) consummation of a Deemed Liquidation Event and (iii) the Company obtaining Qualified Public Company Status; provided that if a market stand-off, lock-up or similar agreement prohibiting, restricting or otherwise limiting the sale of shares in connection with the Company’s obtaining such status shall apply, the shares will vest and restrictions lapse, on the 180th day after the Company obtains such status; and provided further that vesting remains subject to the named executive officer’s continuous service to us through the applicable vesting date. The restrictions on these shares will lapse 180 days following the closing of this offering, subject to the named executive officer’s continuous service with us through such date.

•
100,000 shares of restricted nonvoting common stock issued under the 2013 Employee Plan on May 29, 2018, which shares vest in full on the earlier of: (i) the Company obtaining Qualified Public Company Status or (ii) consummation of a Deemed Liquidation Event, subject to the named executive officer’s continuous service to us through the applicable vesting date. The restrictions on these shares will lapse in connection with this offering, subject to the named executive officer’s continuous service with us through the closing of this offering.

•
68,594 shares of restricted nonvoting common stock issued under the 2013 Employee Plan on December 1, 2020, which shares vest in full on the earlier of: (i) December 1, 2023, (ii) consummation of a Deemed Liquidation Event and (iii) the Company obtaining Qualified Public Company Status; provided that if a market stand-off, lock-up or similar agreement prohibiting, restricting or otherwise limiting the sale of shares in connection with the Company’s obtaining such status shall apply, the shares will vest and restrictions lapse, on the 180th day after the Company obtains such status; and provided further that vesting remains subject in each case to the named executive officer’s continuous service to us through the applicable vesting date. The restrictions on these shares will lapse 180 days following the closing of this offering, subject to the named executive officer’s continuous service with us through such date.

(12)
Represent options to purchase shares of our nonvoting common stock granted under the 2021 Plan, which vest annually pro rata over a three-year period commencing on the first anniversary of date of grant or, if earlier, upon the first of the following to occur: (i) a Corporate Transaction; (ii) Termination of the named executive officer’s employment without Cause; or (iii) a liquidation event such as a Qualified Public Offering, subject to the named executive officer’s continuous service to us through each applicable vesting date and the achievement of certain performance conditions that were established by our Chief Executive Officer relating to the named executive officer’s efforts towards our obtaining a Qualified Public Offering. To the extent not already vested, the performance conditions will be satisfied and these options will vest and become fully exercisable in connection with this offering, subject to the named executive officer’s continuous service with us through the closing of this offering.

(13)
Represents the following grants of shares of restricted nonvoting common stock:

•
100,000 shares of restricted nonvoting common stock granted under the 2013 Employee Plan on August 3, 2016, which shares vest in full on the earlier of the following: (i) August 2, 2024, (ii) consummation of a Deemed Liquidation Event and (iii) the Company obtaining Qualified Public Company Status; provided that if a market stand-off, lock-up or similar agreement prohibiting, restricting or otherwise limiting the sale of shares in connection with the Company’s obtaining such status shall apply, the shares will vest and restrictions lapse, on the 180th day after the Company obtains such status; and provided further that vesting remains subject to the named executive officer’s continuous service to us through the applicable vesting date. The restrictions on these shares will lapse 180 days following the closing of this offering, subject to the named executive officer’s continuous service with us through such date.

•
100,000 shares of restricted nonvoting common stock issued under the 2013 Employee Plan on May 18, 2018, which shares vest in full on the earlier of: (i) the Company obtaining Qualified Public Company Status or (ii) consummation of a Deemed Liquidation Event, subject to the named executive officer’s continuous service to us through the applicable vesting date. The restrictions on these shares will lapse in connection with this offering, subject to the named executive officer’s continuous service with us through the closing of this offering.

•
500,000 shares of restricted nonvoting common stock issued under the 2013 Employee Plan on August 1, 2019, which shares vest on the earlier of: (i) the Company obtaining Qualified Public Company Status or (ii) consummation of a Deemed Liquidation Event; provided that if a market stand-off, lock-up or similar agreement prohibiting, restricting or otherwise limiting the sale of shares in connection with the Company’s obtaining such status shall apply, the shares will vest when such restrictions lapse; and provided further that vesting remains subject to the named executive officer’s continuous service to us through the applicable vesting date. The restrictions on these shares will lapse 180 days following the closing of this offering, subject to the named executive officer’s continuous service with us through such date.

•
285,316 shares of restricted nonvoting common stock issued under the 2021 Plan on September 10, 2021, which shares vest in full on the earlier of: (i) September 10, 2024, (ii) consummation of a Deemed Liquidation Event and (iii) the Company obtaining Qualified Public Company Status; provided that if a market stand-off, lock-up or similar agreement prohibiting, restricting or otherwise limiting the sale of shares in connection with the Company’s obtaining such status shall apply, the shares will vest and restrictions lapse, on the 180th day after the Company obtains such status; and provided further that vesting remains subject in each case to the named executive officer’s continuous service to us through the applicable vesting date. The restrictions on these shares will lapse 180 days following the closing of this offering, subject to the named executive officer’s continuous service with us through such date.

Vesting of Equity Incentive Awards
Awards presented in the Outstanding Equity Awards Table vest over time, subject to the grantee’s continuous service to us through a specified date or dates, or, if earlier, upon the occurrence of certain specified events, such as a “Corporate Transaction,” “Deemed Liquidation Event,” “Qualified Public Offering,” our obtaining “Qualified Public Company Status,” or the grantee’s termination of employment without “Cause,” as such terms are defined in the applicable equity incentive plan or award and summarized below.
“Cause” means any of the following: (i) the definition of cause set forth in any written employment agreement between the named executive officer and the Company; (ii) the named executive officer being charged with or convicted of, or the entering of a guilty plea or plea of no contest with respect to, a felony or, with respect to a crime which is not a felony, to any other crime involving dishonesty, fraud or a financial crime or the equivalent thereof; (iii) any act or omission of the named executive officer that, in connection with the named executive’s employment with the Company, amounts to or constitutes a breach of a fiduciary duty, gross negligence, willful misconduct, or material misconduct, or that amounts to or constitutes fraud, embezzlement, or misappropriation; (iv) named executive officer’s breach of any material term(s) of the plan or award agreement granted thereunder; (v) any intentional act or omission of the named executive officer that causes or threatens to cause the Company to suffer or endure public disgrace, disrepute, or economic harm; or (vi) named executive officer’s material breach of the terms of any agreement that we have entered into with the named executive officer, including their employment agreement and any confidentiality, non-disparagement, non-competition or non-solicitation covenants of such agreements; provided that we provide notice of such reason to the participant after the event or occurrence constituting Cause arises.
“Corporate Transaction” means: (i) a sale of all or substantially all of the Company’s assets, or (ii) the merger, consolidation or other business combination of the Company with or into another corporation, entity or person, other than a transaction in which the holders of at least a majority of voting common stock of the Company outstanding immediately prior to such transaction continue to hold (either by such shares remaining outstanding or by their being converted into shares of voting stock of the surviving entity) a majority of the total voting power represented by the shares of the voting common stock of the Company (or the surviving entity) outstanding immediately after such transaction, or (iii) the direct or indirect acquisition (including by way of a tender or exchange offer) by any person, or persons acting as a group, of beneficial ownership or a right to acquire beneficial ownership of shares representing a majority of the voting power of the then-outstanding shares of the Company, or (iv) a change in the effective control of the Company, which occurs on the date that a majority of members of the board of directors is replaced during any 12 month period by directors whose appointment or election is not endorsed by a majority of the members of the board of directors prior to the date of the appointment or election.
“Deemed Liquidation Event” means the consolidation or merger of the Company with or into any other corporation or corporations, or a sale of all or substantially all of the assets of the Company, or the effectuation by the Company of a transaction or series of related transactions in which more than 50% of the voting shares of the Company are disposed of or conveyed.
“Qualified Public Company Status” means the Company’s common stock is registered on one or more U.S. national securities exchanges.
“Qualified Public Offering” means an initial public offering of the Company’s common stock under the Securities Act, where the offering price, net of underwriting discounts and commissions, exceeds $250,000,000.
“Termination” means with respect to a participant, that the participant has for any reason ceased to provide services as an employee, officer, consultant, independent contractor or advisor to the Company, its parent, or any of its subsidiaries.
Stock Incentive Plans
We have in effect the following stock incentive plans (collectively, the “Prior Stock Incentive Plans”) under which stock options and restricted stock awards have been granted to employees and other service providers, including the named executive officers and non-employee members of our board of directors: (i) 2008 Employee Plan, (ii) 2008 Stock Incentive Plan for Non-Employee Directors and Members of the Board of Advisors (“2008 Director Plan”), (iii) 2013 Employee Plan, (iv) 2013 Stock Option and Incentive Plan for Non-Employee Directors, Committee Members and Members of the Board of Advisors (“2013 Director Plan”) and (v) the 2021 Plan.
We anticipate that our board of directors will adopt, subject to stockholder approval, the 2022 Equity Incentive Plan (the “2022 Plan”) described below, to become effective in connection with this offering. After the 2022 Plan becomes effective, no further awards will be granted under the Prior Stock Incentive Plans.
2022 Equity Incentive Plan
Overview; types of awards.   The purposes of the 2022 Plan will be to provide additional incentives to selected employees, directors, consultants and other service providers to us or our affiliates, to strengthen their commitment and motivate them to faithfully and diligently perform their responsibilities and to attract and retain competent and dedicated persons who are essential to the success of our business and whose efforts will impact our long-term growth and profitability. To accomplish these purposes, the 2022 Plan will provide for the grant of incentive stock options (“ISOs”), nonstatutory stock options (“NSOs”), stock appreciation rights, restricted stock, restricted stock units, performance-based awards and other awards (collectively, “awards”). ISOs may be granted only to our employees, including our officers and the employees of our subsidiaries. All other awards may be granted to our employees, including our officers, non-employee directors, consultants and those of our affiliates.
Authorized shares.   The maximum number of shares of common stock that may be issued under our 2022 Plan is 20,000,000 shares. The number of shares reserved for issuance under our 2022 Plan will automatically increase on January 1 of each year, beginning on January 1, 2023, and continuing through and including January 1, 2032, by five percent (5%) of the total number of shares of common stock outstanding on December 31 of the immediately preceding calendar year, or a lesser number of shares determined by our board of directors prior to the applicable January 1. Shares subject to awards granted under our 2022 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of shares available for issuance under our 2022 Plan. In addition, shares issued pursuant to awards under our 2022 Plan that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations with respect to an award, will become available for future grant under our 2022 Plan.

Administration.   For purpose of the summaries of our 2022 Plan and Prior Stock Incentive Plans, we sometimes refer to our board of directors, or the applicable committee with the power to administer the 2022 Plan or Prior Stock Incentive Plans as the “administrator.” Our board of directors, or a duly authorized committee of our board of directors, may administer our 2022 Plan. Subject to the terms of the 2022 Plan, the administrator has the authority to choose which service providers will receive awards and to determine the terms of awards (including, but not limited to, vesting, exercise and forfeiture provisions). In addition, the administrator has authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the 2022 Plan and perform all acts, including the delegation of its responsibilities (to the extent permitted by applicable law and applicable stock exchange rules), as it shall, from time to time, deem advisable; to construe and interpret the terms and provisions of the plan and any award issued under the plan (and any agreements or sub-plans relating thereto); and to otherwise supervise the administration of the plan. The administrator may correct any defect, supply any omission, or reconcile any inconsistency in the 2022 Plan or in any agreement relating thereto in the manner and to the extent it shall deem necessary to effectuate the purpose and intent of the plan. The administrator’s determinations under the 2022 Plan made in the administrator’s sole discretion are final and binding on all persons having or claiming any interest in the 2022 Plan or in any award.
Plan amendment or termination.   Our board of directors has the authority to amend, suspend, or terminate our 2022 Plan; however, certain material amendments also require the approval of our stockholders.
2021 Plan
Overview; types of awards.   The 2021 Plan, adopted on January 26, 2021, permits our employees and consultants (and those of our parent and subsidiary corporations) to receive grants of NSOs, ISOs, restricted stock and restricted stock unit awards and stock appreciation rights, except that ISOs may only be granted to our employees.
Authorized shares.   As of December 31, 2021, there were 10,908,877 shares of our nonvoting common stock remaining available for the future grant of stock awards under the 2021 Plan and 7,091,123 shares of our nonvoting common stock that were subject to outstanding awards under the 2021 Plan. All shares of our nonvoting common stock, including those subject to awards under the 2021 Plan, will be converted into shares of our voting common stock in connection with this offering.
Administration.   The 2021 Plan may be administered by the compensation committee, the board of directors acting as the compensation committee in certain circumstances, or their delegates, subject to applicable laws. Subject to the terms of the 2021 Plan, the administrator has authority to choose which service providers will receive awards and to determine the terms of awards, construe and interpret the plan and any award or other agreements entered into in connection with the plan, prescribe, amend and rescind rules and regulations relating to the plan and any awards, correct any defect, supply any omission or reconcile any inconsistency in the plan or any award granted under the plan, adopt rules and/or procedures relating to the operation and administration of the plan, and to make all other determinations necessary or advisable for the administration of the plan.
The 2021 Plan provides our Chief Executive Officer with authority to grant NSOs and ISOs, including authority to select the service providers (other than our Chief Executive Officer) to receive such awards and the determination of the number of shares or other consideration subject to such awards, subject to the general purposes, terms and conditions of the plan and certain limitations on the number of shares that may be granted.
Vesting.   Generally, participants may vest in, exercise or receive payment of an award only while providing services to us (or to one of our parent or subsidiary companies) as an employee or consultant.
Transferability.   Unless determined otherwise by the administrator, awards may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution.
Corporate Transactions.   In the event of a “Corporate Transaction” (as defined above in the section titled “Vesting of Equity Incentive Awards”), any or all outstanding awards may be assumed or replaced by a successor corporation. In the alternative, the successor corporation may substitute equivalent awards or provide substantially similar consideration to participants as was provided to stockholders (after taking into account the existing provisions of the awards). The successor corporation may also issue, in place of outstanding shares of the Company held by the participant, substantially similar shares or other property subject to repurchase restrictions no less favorable to the participant. In the event such successor refuses to assume, convert, replace or substitute awards, the 2021 Plan provides that all awards will have their vesting accelerate (and any applicable right of repurchase will fully lapse) immediately prior to the Corporate Transaction unless otherwise determined by the compensation committee, and then all such awards will terminate.
Plan amendment or termination.   Our board of directors has the authority to amend, suspend, or terminate the plan; provided, however, that our board of directors will not, without the approval of our stockholders, amend the plan in any manner that requires such stockholder approval; provided further, that a participant’s award shall be governed by the version of the plan then in effect at the time such award was granted.
2013 Employee Plan
Overview; types of awards.   The 2013 Employee Plan, as most recently amended effective January 29, 2019, provides for the grant of ISOs, NSOs, restricted stock and restricted stock unit awards and stock appreciation rights, which may be granted to our employees and consultants (and those of our parent and subsidiary corporations), except that ISOs may only be granted to our employees.
Authorized Shares.   As of December 31, 2021, there were 30,270,144 shares of our nonvoting common stock subject to outstanding awards under the 2013 Employee Plan, and 1,450,856 shares that remained available for grant of stock awards under the plan. All shares of our nonvoting common stock, including those subject to awards under the 2013 Employee Plan, will be converted into shares of our voting common stock in connection with this offering.
Administration.   The 2013 Employee Plan may be administered by the compensation committee, the board of directors acting as the compensation committee in certain circumstances, or their delegates, subject to applicable laws. Subject to the terms of the 2013 Employee Plan, the administrator has authority to choose which service providers will receive awards and to determine the terms of awards, construe and interpret the plan and any award or other agreements entered into in connection with the plan, prescribe, amend and rescind rules and regulations relating to the plan and any awards, correct any defect, supply any omission or reconcile any inconsistency in the plan or any award granted under the plan, adopt rules and/or procedures relating to the operation and administration of the plan, and to make all other determinations necessary or advisable for the administration of the plan.
The 2013 Employee Plan provides our Chief Executive Officer with authority to grant NSOs and ISOs, including authority to select the service providers (other than our Chief Executive Officer) to receive such awards and the determination of the number of shares or other consideration subject to such awards, subject to the general purposes, terms and conditions of the plan and certain limitations on the number of shares that may be granted.
Vesting.   Generally, participants may vest in, exercise or receive payment of an award only while providing services to us (or to one of our parent or subsidiary companies) as an employee or consultant.
Transferability.   Unless determined otherwise by the administrator, awards may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution.
Corporate Transactions.   In the event of a “Corporate Transaction” (as defined above in the section titled “Vesting of Equity Incentive Awards”), any or all outstanding awards may be assumed or replaced by a successor corporation. In the alternative, the successor corporation may substitute equivalent awards or provide substantially similar consideration to participants as was provided to stockholders (after taking into account the existing provisions of the awards). The successor corporation may also issue, in place of outstanding shares of the Company held by the participant, substantially similar shares or other property subject to repurchase restrictions no less favorable to the participant. In the event such successor refuses to assume, convert, replace or substitute awards, the 2013 Plan provides that all awards will have their vesting accelerate (and any applicable right of repurchase will fully lapse) immediately prior to the Corporate Transaction unless otherwise determined by the compensation committee, and then all such awards will terminate.
Plan amendment or termination.   Our board of directors has the authority to amend, suspend, or terminate the plan; provided, however, that our board of directors will not, without the approval of our stockholders, amend the plan in any manner that requires such stockholder approval; provided further, that a participant’s award shall be governed by the version of the plan then in effect at the time such award was granted.
2013 Director Plan
Overview; types of awards.   The 2013 Director Plan, as most recently amended effective January 29, 2019, provides for the grant of NSOs, stock appreciation rights and restricted stock awards, which may be granted to non-employee directors and non-employee committee members.
Authorized Shares.   As of December 31, 2021, there were 9,090,460 shares of our nonvoting common stock subject to outstanding awards under the 2013 Director Plan, and 909,540 shares that remained available for grant of stock awards under the plan. All shares of our nonvoting common stock, including those subject to awards under the 2013 Director Plan, will be converted into shares of our voting common stock in connection with this offering.
Administration.   The 2013 Director Plan may be administered by the compensation committee, the board of directors acting as the compensation committee in certain circumstances, or their delegates, subject to applicable laws. Subject to the terms of the 2013 Director Plan, the administrator has authority to choose which service providers will receive awards and to determine the terms of awards, construe and interpret the plan and any award or other agreements entered into in connection with the plan, prescribe, amend and rescind rules and regulations relating to the plan and any awards, correct any defect, supply any omission or reconcile any inconsistency in the plan or any award granted under the plan, adopt rules and/or procedures relating to the operation and administration of the plan and to make all other determinations necessary or advisable for the administration of the plan.
Vesting.   Generally, participants may vest in, exercise or receive payment of an award only while providing services to us (or to one of our parent or subsidiary companies) as a consultant.
Transferability.   Unless determined otherwise by the administrator, awards may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution.
Corporate Transactions.   In the event of a “Corporate Transaction” (as defined above in the section titled “Vesting of Equity Incentive Awards”), any or all outstanding awards may be assumed or replaced by a successor corporation. In the alternative, the successor corporation may substitute equivalent awards or provide substantially similar consideration to participants as was provided to stockholders (after taking into account the existing provisions of the awards). The successor corporation may also issue, in place of outstanding shares of the Company held by the participant, substantially similar shares or other property subject to repurchase restrictions no less favorable to the participant. In the event such successor refuses to assume, convert, replace or substitute awards, the plan provides that all awards will have their vesting accelerate (and any applicable right of repurchase will fully lapse) immediately prior to the Corporate Transaction unless otherwise determined by the compensation committee, and then all such awards will terminate.
Plan amendment or termination.   Our board of directors has the authority to amend, suspend, or terminate the plan; provided, however, that our board of directors will not, without the approval of our stockholders, amend the plan in any manner that requires such stockholder approval; provided further, that a participant’s award shall be governed by the version of the plan then in effect at the time such award was granted.
2008 Employee and Director Plans
The 2008 Employee Plan and 2008 Director Plan became effective as of May 27, 2008 and terminated on May 26, 2018; no awards have been granted under those plans after that date; however, as of December 31,

2021, there were outstanding awards under the 2008 Employee Plan and 2008 Director Plan covering 2,176,833 and 865,002 shares of Series B preferred stock, respectively. Shares of our outstanding Series B preferred stock, including those subject to awards under the 2008 Plans, will be converted into shares of our voting common stock in connection with this offering.
Potential Payments upon Termination or Change in Control
Transaction Incentive Plan
Our named executive officers are eligible to participate in our Transaction Incentive Plan (“TIP”), which provides participants with a cash incentive payment based on their allocation of a bonus pool in the event of our “Change in Control” as defined below, provided that such participant either: (i) has not incurred a termination of service as of the day immediately prior to the Change in Control, or (ii) has been terminated without Cause or due to death or disability, in either case, within 75 days prior to the Change in Control. The bonus pool that our named executive officers will participate in is based on the Transaction Proceeds and Transaction Enterprise Value (both as defined below) as follows:
Total Enterprise Value (in billions)	Bonus Pool
Less than $3.5	None
$3.5 but not $4	1% of Transaction Proceeds
$4 but not $4.5	1.5% of Transaction Proceeds
$4.5 but not $5	2.0% of Transaction Proceeds
$5 but not $5.5	2.5% of Transaction Proceeds
$5.5 but not $6	3% of Transaction Proceeds
$6 +	3.5% of Transaction Proceeds
The participants who will participate in the TIP, and the bonus pool participation percentages to be allocated to each, has yet to be determined. The TIP may be administered by the compensation committee, our board, or their delegates, subject to applicable laws.
For purposes of the TIP, the following terms have the meanings ascribed below.
“Cause” has the meaning set forth in a grantee’s employment agreement or similar agreement with the Company or any related entity or, if there is no such agreement or such agreement does not define Cause, it will mean a grantee’s: (i) commission, conviction, or plea of guilty or nolo contendere to a felony or crime of moral turpitude (or the procedural equivalent of the foregoing); (ii) commission (whether by act or omission) of actual or attempted fraud, theft, embezzlement, or any other intentional act that has or could reasonably be expected to have the effect of injuring the business or reputation of the Company or any related entity; (iii) habitual use or abuse of alcohol or use of drugs (other than in accordance with a valid prescription) that inhibits the grantee’s performance of his or her duties to the Company or any of its related entities; (iv) gross negligence or willful misconduct in the performance of the grantee’s duties to the Company or any of its related entities; (v) failure to substantially perform his or her duties or refusal to perform lawful directives of the board of directors or such grantee’s supervisor, if applicable, related to his or her duties, which remains uncured after notice and a reasonable opportunity to cure if curable (such cure period not to exceed five (5) business days) as determined by the board of directors or such supervisor, as applicable; (vi) material breach of any award agreement or any other agreement to which such grantee is a party with the Company or any of its related entities (including without limitation any restrictive covenant agreement), any fiduciary duty owed by the grantee to the Company, or any material written policy of the Company or its related entities; or (vii) other conduct causing or that could reasonably be expected to cause the Company or any of its related entities public disgrace or disrepute.
“Change in Control” means (i) the acquisition, directly or indirectly, by any person or group (within the meaning of Section 13(d)(3) of the Exchange Act) of beneficial ownership in the Company representing more than 50% of the total combined voting power of all outstanding interests of the Company; (ii) a merger, consolidation, or other similar transaction involving the Company, except for a transaction in which the holders of the outstanding voting interests of the Company immediately prior to the merger, consolidation, or other transaction hold, in the aggregate, securities possessing more than 50% of the total combined voting power of all outstanding voting securities of the surviving entity after such transaction; or (iii) a sale or other disposition of all or substantially all of the assets of the Company. Anything in the foregoing to the contrary notwithstanding, a transaction will not constitute a Change in Control if its sole purpose is to change the legal jurisdiction of the Company’s organization or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s interests immediately before such transaction.
“Total Enterprise Value” means the total enterprise value of the Company and its related entities in connection with a Change in Control, which will be determined by the board of directors in its sole discretion, based on the total purchase price paid for the Company or, in the case of an acquisition of less than all of the equity of the Company, ascribed to the Company, in connection with the Change in Control.
“Transaction Proceeds” means the proceeds received by the Company for distribution to its stockholders in connection with the Change in Control which, for avoidance of doubt, will be after payment of or adjustment for all Debts (as defined below) and obligations of the Company and related entities, and net of all transaction fees, expenses and costs associated with the Change in Control (including, but not limited to, all professionals’ fees and the cost of the awards under the plan). The board of directors will have sole discretion to determine Transaction Proceeds. Without limiting the generality of the foregoing, if such proceeds include stock or other non-cash consideration, or any contingent or delayed consideration not payable as of the Change in Control (e.g., escrows or earn-outs), the board of directors will have sole discretion to determine the extent to which such consideration is included in Transaction Proceeds; provided that amounts paid more than five (5) years following the closing date of the Change in Control may never constitute Transaction Proceeds. ”Debts” will be defined as all debt of the Company and its related entities outstanding at the time of the transaction, whether secured or unsecured, but excluding any liabilities related to warrants with puttable shares, put rights on common stock, other redemption requirements relating to equity securities of the Company or margin and security deposits.
Administration; Amendment and Termination.   The plan is administered by our board of directors. Subject to any constraints imposed by applicable laws, the administrator may delegate ministerial, non-discretionary functions to our employees, officers, related entities or other third parties. The administrator has full authority and discretion to determine the service providers to whom awards shall be made, the award percentage assigned to such grantee, and the terms, limitations, restrictions, conditions and provisions of each award. Subject to the provisions of the plan, the administrator has full authority and discretion to interpret the plan; to prescribe, adopt, amend and rescind administrative guidelines and other rules, procedures and regulations relating to the plan; to amend the terms of any outstanding award agreement; to amend, suspend, or terminate the plan; and to make all other determinations and take all other actions necessary or advisable for the implementation and administration of the plan.
Severance Benefits
Please see the descriptions of the severance benefits our executive named officers may become entitled to pursuant to their employment agreements with the Company under the section titled “Employment Agreements with our Named Executive Officers.”
Other Benefit Plans
Retirement Plan
Our named executive officers are eligible to participate in our 401(k) plan on the same basis as our other eligible employees. We currently make discretionary matching contributions into the 401(k) plan on behalf of our participants, matching 50% of eligible contributions up to the first 6% of compensation.
Health and Welfare Plans
Our named executive officers are eligible to participate in our health and welfare benefit plans, including our medical, dental, vision, disability and life insurance plans, on the same basis as our other eligible employees as well as supplemental life and disability insurance as disclosed in the above Summary Compensation Table. We subsidize a portion of the cost of such coverages; the amount varies depending on the coverage elected.
Director Compensation Table
The following table sets forth information concerning the compensation awarded to, earned by or paid to our Compensated Director (as defined below) during the fiscal year ended December 31, 2021 for services as members of our board of directors (“MIH Board”), its committees and the boards and committees of our MIAX Exchange subsidiaries:
Name	Fees earned or paid in cash ($)(1)	Stock awards ($)(2)(13)	Option awards ($)(3)(13)	Total ($)
Michael P. Ameen(4)	80,000	230,237	62,215	372,452
Albert M. Barro, Jr.(5)	35,000	—	27,220	62,220
Barry J. Belmont(6)	—	115,119	—	115,119
William W. Hopkins(5)	35,000	—	27,220	62,220
Thomas J. Kelly, Jr.(7)	55,938	115,119	40,941	214,599
William J. O’Brien III(6)	—	115,119	—	115,119
Robert D. Prunetti(8)	207,813	231,664	145,330	584,807
Mark F. Raymond(9)	25,000	116,545	42,771	184,316
Paul V. Stahlin(10)	27,500	—	48,604	76,104
J. Gray Teekell(11)	92,500	57,555	71,935	221,990
Christopher L. Whittington(12)	43,750	116,324	31,109	191,184

(1)
The amounts shown in this column represent fiscal year 2021 cash payments for board and committee retainers. For 2021, there were no Compensated Directors in their first year of service.

(2)
The amounts shown in this column represent the grant date fair value of special one-time bonus awards of restricted shares of our nonvoting common stock granted under the 2013 Director Plan as computed in accordance with FASB ASC Topic 718 (excluding the effect of estimated forfeitures) for services rendered as a member of the board of directors. Please refer to Note 17 “Share Based Compensation” to the consolidated financial statements included elsewhere in this prospectus for a discussion of additional assumptions used in calculating the grant date fair value. The amounts shown in this column are attributable to the following restricted stock awards:

•
Restricted stock awards granted on August 1, 2021: Michael Ameen (28,530 restricted shares), Barry J. Belmont (14,265 restricted shares), Thomas J. Kelly (14,265 restricted shares), William J. O’Brien III (14,265 restricted shares), Robert Prunetti (14,265 restricted shares) and J. Gray Teekell (7,132 restricted shares); and

•
Restricted stock awards granted on October 19, 2021: Robert Prunetti (14,265 restricted shares), Mark F. Raymond (14,265 restricted shares) and Christopher L. Whittington (14,238 restricted shares).

All shares vest in full on the earlier of: (i) the third anniversary of their grant date, (ii) consummation of a Deemed Liquidation Event and (iii) the Company obtaining Qualified Public Company Status; provided that if a market stand-off, lock-up or similar agreement prohibiting, restricting or otherwise limiting the sale of shares in connection with the Company’s obtaining such status shall apply, the shares will vest and restrictions lapse, on the 180th day after the Company obtains such status; and provided further that vesting remains subject in each case to the director’s continuous service to us through the applicable vesting date. The restrictions on these shares will lapse 180 days following the closing of this offering, subject to the director’s continuing to serve on a board of directors of the Company through such date.

(3)
The amounts shown represent the grant date fair values of option awards granted in 2021 under our 2013 Director Plan as computed in accordance with FASB ASC Topic 718 (excluding the effect of estimated forfeitures). Please refer to Note 17 “Share Based Compensation” to the consolidated financial statements included elsewhere in this prospectus for a discussion of additional assumptions used in calculating the grant date fair value. All options had vested as of December 31, 2021.

(4)
The amounts shown are attributable to services on the MIH board of directors, MIH audit committee, MIAX board of directors and MIAX audit committee.

(5)
The amounts shown are attributable to services on the MIH board of directors.

(6)
These directors are not generally “Compensated Directors”, but were eligible to participate in the special one-time bonus award of restricted shares in 2021.

(7)
The amounts shown are attributable to services on the MIH board of directors, MIH compensation committee, MIH legislative advisory committee, MIAX nominating committee (Chair), MIAX Pearl nominating committee (Chair) and MIAX Emerald nominating committee (Chair).

(8)
The amounts shown are attributable to services on the MIH board of directors, MIH audit committee, MIH legislative advisory committee, MIAX board of directors (Lead Director), MIAX audit committee (Chair), MIAX risk management committee (Chair), MIAX compensation committee, MIAX options allocation committee, MIAX quality of markets committee, MIAX Pearl board of directors, MIAX Pearl audit committee (Chair), MIAX Pearl risk management committee (Chair), MIAX Pearl compensation committee, MIAX Emerald board of directors, MIAX Emerald audit committee (Chair), MIAX Emerald compensation committee (Chair), MIAX Emerald options allocation committee and MIAX Emerald risk management committee (Chair).

(9)
The amounts shown are attributable to services on the MIH board of directors and MIH compensation committee.

(10)
The amounts shown are attributable to services on the MIH board of directors and MIH audit committee (Chair).

(11)
The amounts shown are attributable to services on the MIH board of directors, MIH compensation committee, MIAX board of directors, MIAX compensation committee (Chair), MIAX quality of markets committee and MIAX technology committee.

(12)
The amounts shown are attributable to services on the MIH board of directors from January 1, 2021 through June 8, 2021 and MIAX Pearl board of directors from March 26, 2021 through December 31, 2021.

(13)
The following table shows the aggregate number of stock options and shares of restricted stock held as of December 31, 2021 by each non-employee director who served on our board of directors during 2021 and held outstanding options or restricted shares as of December 31, 2021:

Name	Options Outstanding at Fiscal Year End	Non-Voting Restricted Shares Outstanding at Fiscal Year End
Michael P. Ameen	461,558	28,530
Albert M. Barro, Jr.	281,557	—
John Beckelman	178,251	—
Barry J. Belmont	—	14,265
William W. Hopkins	164,057	—
Thomas J. Kelly, Jr.	240,739	14,265
William J. O’Brien III	—	14,265
Robert D. Prunetti	682,022	28,530
Mark F. Raymond	318,445	14,265
Paul V. Stahlin	305,113	—
J. Gray Teekell	362,364	7,132
Christopher L. Whittington	251,280	14,238

Director Compensation Arrangements
Our board of directors approved compensation for members of our board of directors and committee members as well as those of our MIAX Exchange subsidiaries (the “Director and Committee Fee Compensation”) for 2021 as described below. Only directors and board committee members who are non-employees of the Company and meet other eligibility criteria may receive Director and Committee Fee Compensation (“Compensated Directors”). 2021 Director and Committee Fee Compensation was as follows: $50,000 per annum for MIH director service and additional compensation for serving as a member of the MIH audit committee ($10,000 or $20,000 if a committee chair), MIH compensation committee ($10,000 or $20,000 if a committee chair) or MIH legislative advisory committee ($7,500) and for board and committee service to our subsidiaries MIAX, MIAX Pearl and MIAX Emerald. Subsidiary board or committee members who serve in the same capacity for more than one subsidiary board or committee are paid the full rate for services on the first board or committee and half of the full rate for the same services on any additional subsidiary board(s) or committee(s). Director and Committee Fee Compensation was payable in 2021: (i) up to a maximum of 50% payable in cash (ii) with the balance of up to a maximum of 75% in stock options to purchase our nonvoting common stock under our 2013 Director Plan, which options vest in approximately equal quarters in the year in which they are granted and have a term of 10 years.
Additionally, MIH and MIAX directors may annually receive an additional $20,000 ($10,000 in the case of board or committee service on an additional subsidiary board or committee in the same capacity), commencing in the calendar year following their first year of director service. In 2021, half of this amount was paid in cash and half in value of our nonvoting common stock options under the 2013 Director Plan, which options vest in approximately equal quarters in the year in which they are granted and have a term of 10 years.
Directors are also entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending meetings of our board of directors.
Certain non-employee directors received in April 2022, a one-time special cash bonus in an amount up to $150,000 depending upon their number of years serving as a director through year-end 2021 and board meeting attendance, at the rate of $15,000 per year of director service.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following is a summary of transactions we have entered into since January 1, 2019, and any currently proposed transactions, to which we were or are expected to be a participant in which (i) the amount involved exceeded or will exceed $120,000 and (ii) any of our executive officers, directors, or holders of more than 5% of any class of our voting securities, or any affiliate or member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and other arrangements we describe under “Executive and Director Compensation.”
Transactions with Greater than 5% Holders (Current and Former) and Related Parties
Trading Activity with Exchange Members
Certain beneficial owners and former beneficial owners of more than 5% of our common stock during the period since January 1, 2019 are or have been our customers, including Citadel Securities Principal Trading, LLC (“Citadel”), Strategic Investments I, Inc. (“SII”), an affiliate of Morgan Stanley & Co. LLC, Susquehanna Securities, LLC (“Susquehanna”) and Wolverine Holdings, LP (“Wolverine”). For ownership interests of certain of these entities in our Company immediately prior to this offering, see “Principal and Selling Stockholders”.
We receive revenues and incur cost of revenues related to trading and membership activity on our markets by these parties. These fees are assessed pursuant to our published fee schedules. In addition, we pass along Section 31 fees, which are calculated based on a rate set by the SEC, to customers and recognize an equivalent amount as revenue.
The aggregate revenues and cost of revenues that we received from these parties, each excluding pass-through Section 31 fees, are summarized in the tables below. Such fees and payments have at all times been on terms no more favorable than those to other customers.
Fees Received
				Percentage of Total Revenues(1)
	Year Ended December 31,			Year Ended December 31,
(in thousands)	2021	2020	2019	2021	2020	2019
Transaction and clearing fees	$347,331	$214,301	$108,345	53.8%	56.0%	53.1%
Access fees	32,920	20,872	15,722	59.8%	60.3%	58.3%
Market data fees	732	406	326	2.6%	3.1%	3.7%
Other revenue	134	—	—	2.0%	0.0%	0.0%
Total revenues	$381,117	$235,579	$124,393	51.7%	54.4%	51.7%
Fees Paid
				Percentage of Total Cost of Revenues*
	Year Ended December 31,			Year Ended December 31,
(in thousands)	2021	2020	2019	2021	2020	2019
Transaction rebates	$404,059	$223,342	$104,255	73.9%	74.2%	67.8%
Brokerage, clearing and exchange fees	4,933	4,562	1,163	80.9%	94.5%	81.6%
Equity rights program	828	10,462	11,107	31.0%	77.2%	79.0%
Total cost of revenues	$409,820	$238,366	$116,525	73.8%	74.7%	68.9%
ERP Transactions
Warrants Issued under ERP-V Program
During September 2020, we issued to Citadel, SII, Susquehanna and Wolverine, who were each, at the time, greater than 5% stockholders, warrants to purchase a number of shares of our common stock at an exercise price of $2.75 per share in exchange for the payments described below, representing prepaid exchange fees applicable to MIAX Pearl Equities in connection with our ERP V Program. The warrants are subject to vesting upon fulfillment of certain performance criteria under our ERP V Program. The table below includes the number of shares of common stock issuable upon exercise of the warrants issued to each of the greater than 5% stockholders upon the closing of ERP V and the total purchase price paid by the stockholder for such warrants.
Name	Maximum Number of shares of common stock issuable upon exercise of warrants (subject to vesting conditions)(1)	Total Purchase Price Paid
Citadel	1,728,652	$4,000,000
SII	432,163	$1,000,000
Susquehanna	1,296,489	$3,000,000

(1)
Does not reflect warrant shares lost or additional warrants earned from other ERP V participants following application of performance criteria through the date of this prospectus.

ERP II Warrant Exercises
During January 2022, the following stockholders, who were at the time of exercise greater than 5% stockholders, exercised warrants acquired and vested under our ERP II Program to purchase shares of our common stock for the aggregate exercise prices described in the table below.
Name	Number of shares of common stock issued upon exercise of warrants	Aggregate Exercise Price
Citadel	2,171,371	$1,804,778
SII	4,463,288 (including 662,436 shares of nonvoting common stock)	416,413 shares of common stock surrendered pursuant to cashless exercise
Susquehanna	2,457,226	$2,042,373
Wolverine	3,427,795	$2,849,080
ERP I Put Exercises by SII
During 2020, we received a put notice (the “2020 Put Exercise”) from SII to redeem 1,969,683 shares of common stock acquired by SII pursuant our ERP I Program in exchange for a $14.2 million cash payment. We elected to defer payment and paid one-third of the balance ($4.7 million) on February 25, 2021, the put closing date, with the remaining two payments to be made on each of the two succeeding calendar year anniversaries of such put closing date. On or about February 23, 2022, SII withdrew the 2020 Put Exercise with respect to 656,561 shares totaling $4.7 million subject to the second installment due on February 25, 2022, leaving the final one-third installment payment due on February 25, 2023.
During 2021, we received a second put notice from SII to redeem the remaining 218,854 shares of common stock acquired pursuant to our ERP I Program for a cash payment of $1.9 million. We elected to defer payment and paid one-third of the balance ($0.63 million) on February 4, 2022, the put closing date, with the remaining two payments to be made on each of the succeeding calendar year anniversaries of such put closing date.
MGEX Acquisition
In December 2020, in connection with our acquisition of MGEX, certain entities affiliated with Susquehanna received a total of $220,000 and 121,384 shares of our common stock valued at $880,000 in consideration of the transfer of equity interests of MGEX held by such entities.

Loan from Timur Tillyaev and Related Parties
Mr. Tillyaev, a greater than 5% stockholder during the past three years by virtue of investments made in his individual capacity and through Greenmont Fintech Limited, f/k/a Alboraya Holdings Ltd. (“AHL”) and Securtrade DMCC (“Securtrade”), entities beneficially owned by Mr. Tillyaev. In addition, Ricardo Blach, one of our directors, serves as Director of AHL.
In December 2020, AHL made a loan to us in the principal amount of $5,000,000. The loan bears interest at a rate of 9.5% per annum, is convertible, together with accrued but unpaid interest, into shares of our common stock at a price of $8.00 per share and matures in December 2025. In consideration for making such loan, we agreed to extend the expiration dates of certain warrants previously issued to AHL or affiliates of AHL to purchase a total of 3,615,693 shares of our common stock. As of February 28, 2022, $5,000,000 in principal remains outstanding under such loan and we have paid interest to AHL totaling $511,439.
In October 2021, Mr. Tillyaev, in his individual capacity, made a convertible loan to us in the principal amount of $2,000,000. The loan bears interest at a rate of 10% per annum, is convertible, together with accrued but unpaid interest, into shares of our common stock at a price of $9.00 per share and matures in October 2024. As of February 28, 2022, $2,000,000 in principal remains outstanding under such loan and we have paid interest to Mr. Tillyaev totaling $46,576.
Transactions with Murray Stahl and Related Parties
Mr. Stahl, a greater than 5% stockholder during the past three years, is the Chief Executive Officer of FRMO Corp. and Chairman and Chief Executive Officer of Horizon Kinetics, LLC, the investment manager, with contractual voting and dispositive power, over the following funds (the “Funds”): South LaSalle Partners, LP (“SLP”); Horizon Kinetics Opportunities Fund LP; FRMO Corp.; The Internet Portfolio; Market Opportunities Portfolio; Polestar Fund, LP; RENN Fund, Inc.; Polestar Offshore Fund, Ltd. and Horizon Kinetics Equity Opportunities Fund  —  Class M (the “HK Class M Fund”).
In December 2020, in connection with our acquisition of MGEX, SLP acquired an aggregate of 4,438,044 shares of our common stock in consideration of the transfer of equity interests of MGEX held by SLP based on an aggregate purchase price of $32,175,000.
In April 2021, certain of these Funds acquired an aggregate of 656,561 shares of our common stock and warrants to purchase an aggregate of 99,999 shares at an exercise price of $7.50 per share for a total of $4,924,208 paid to us.
In July 2021, the HK Class M Fund made a convertible loan to us in the principal amount of $46,100,000. The loan bears interest at a rate of 10% percent per annum, is convertible, along with accrued but unpaid interest, into shares of our common stock at a price of $9.00 per share and matures in July 2024. As of February 28, 2022, $46,100,000 in principal remains outstanding under such loan and we have paid interest to the HK Class M. Fund totaling $1,957,672.
Transactions with Directors (Current and Former) and Related Parties
Transactions with Paul Kotos and Related Parties
2016 Consulting Agreement with Capital Investing, LLC
In August 2016, we entered into an Amended and Restated Consulting Agreement (the “CI Agreement”) with Capital Investing, LLC (“CI”). Mr. Kotos is the sole member and Manager of CI. Pursuant to the CI Agreement, between January 1, 2019 and December 31, 2021, we paid advisory fees to CI totaling $1,870,000 (including $540,000 paid during 2019, $790,000 during 2020 and $540,000 during 2021) in addition to the compensation described below.
In February 2019, the CI Agreement was amended (the “February 2019 Amendment”) to provide for new debt consulting services not contemplated under the CI Agreement. Pursuant to the February 2019 Amendment, we paid CI advisory fees in the amount of $375,000 and issued to Mr. Kotos warrants to purchase up to 150,000 shares of our common stock at an exercise price of $7.50 per share. In addition, pursuant to the terms of the February 2019 Amendment and an assignment by Mr. Kotos, we issued an option to purchase warrants to purchase up to 617,994 shares of our common stock at an exercise price of $9.00 per share for an option purchase price of $55,620 to Mr. Kotos’ spouse. Mr. Kotos’ spouse exercised the option to purchase such warrants during February 2019.
In December 2020, the CI Agreement was further amended (the “December 2020 Amendment”) to provide for new debt consulting services not previously contemplated under the CI Agreement. Pursuant to the December 2020 Amendment, we paid CI advisory fees in the amount of $350,000. In addition, pursuant to the terms of the December 2020 Amendment and an assignment by Mr. Kotos, we issued warrants to purchase up to 62,500 shares of our common stock at an exercise price of $9.00 per share to Mr. Kotos’ spouse.
In March 2021, the CI Agreement was further amended (the “March 2021 Amendment”) to provide for new acquisition and capital consultancy services not previously contemplated under the CI Agreement. Pursuant to the March 2021 Amendment, we paid CI fees in the amount of $175,000. In addition, pursuant to the terms of the March 2021 Amendment and an assignment by Mr. Kotos, we issued to Mr. Kotos’ spouse and an individual not related to Mr. Kotos warrants to purchase up to 100,000 shares and 50,000 shares, respectively, of our common stock at an exercise price of $8.00 per share.
In July 2021, the CI Agreement was further amended (the “July 2021 Amendment”) to provide for additional stockholder relations services not previously contemplated under the CI Agreement. Pursuant to the July 2021 Amendment, we paid CI fees in the amount of $75,000. In addition, pursuant to the terms of the July 2021 Amendment and an assignment by Mr. Kotos, we issued warrants to purchase up to 100,000 shares of our common stock at an exercise price of $8.07 per share to Mr. Kotos’ spouse.
In September 2021, the CI Agreement was further amended (the “September 2021 Amendment”) to provide for additional business consulting services not previously contemplated under the CI Agreement. Pursuant to the September 2021 Amendment, we paid CI fees in the amount of $550,000 and issued to Mr. Kotos warrants to purchase up to 300,000 shares of our common stock at an exercise price of $10.00 per share. In addition, pursuant to the terms of the September 2021 Amendment and an assignment by Mr. Kotos, we issued an option to purchase warrants to purchase up to 300,000 shares of our common stock at an exercise price of $10.00 per share for an option purchase price of $172,800 to Mr. Kotos’ spouse. Mr. Kotos’ spouse exercised the option to purchase such warrants during September 2021.
In November 2021, the CI Agreement was further amended (the “November 2021 Amendment”) to provide for additional debt financing consulting services not previously contemplated under the CI Agreement. Pursuant to the November 2021 Amendment, we paid CI fees in the amount of $300,000. In addition, pursuant to the terms of the November 2021 Amendment and an assignment by Mr. Kotos, we issued to each of Mr. Kotos’ spouse and two individuals not related to Mr. Kotos warrants to purchase up to 25,000 shares of our common stock at an exercise price of $9.00 per share.
In March 2022, the CI Agreement was further amended (the “March 2022 Amendment”) to provide for additional advisory services advisory services not previously contemplated under the CI Agreement, including management, research and strategy development services, with respect to our current investment portfolio and potential investment opportunities in the future. Pursuant to the March 2022 Amendment, we paid fees to CI in the amount of $425,000.
For information regarding warrant exercises by Mr. Kotos and his spouse see “Exercises of Series B Stock Options and Warrants by Directors” below.
2019 Broker Dealer Services Agreement with Growth Capital Services, Inc. and Capital Strategy LLC
In October 2019, we entered into a Broker Dealer Services Agreement (the “BD Services Agreement”), with Growth Capital Services, Inc. (“GCS”) and Capital Strategy LLC (“CS”), pursuant to which GCS and CS agreed to provide to us certain broker dealer services and advisory services relating to the private placement of our equity and debt securities, respectively. Paul Kotos, one of our current directors, was an affiliate of GCS at the time of the transactions described in this section and was and is the sole member and Managing Member of CS. As consideration for such services, we paid to GCS a due diligence fee of

$10,000 and an agent fee in the amount of $125,000. In addition, pursuant to the terms of the BD Services Agreement and an assignment by Mr. Kotos, we issued 62,500 warrants to purchase shares of our common stock at an exercise price of $8.00 per share to Mr. Kotos’ spouse.
In December 2020, we entered into an amendment to the BD Services Agreement (the “Amended BD Services Agreement”) with GCS and CS, pursuant to which we agreed to modify the compensation terms for certain placement agent services. In December 2020, we paid GCS a fee in the amount of $150,000 for placement agent services pursuant to the Amended BD Services Agreement.
2021 Broker Dealer Services Agreement with Growth Capital Services, Inc. and Capital Strategy LLC
In March 2021, we entered into a Broker Dealer Services Agreement with GCS and CS (the “2021 BD Services Agreement”), pursuant to which GCS and CS agreed to provide certain broker dealer services and advisory services relating to the private placement of our equity and debt securities, respectively. In May 2021, the parties to the 2021 BD Services Agreement agreed to extend the term of such agreement from May 31, 2021 to July 31, 2021. As consideration for these services, we paid to GCS a due diligence fee of $10,000 and agent fees totaling $125,000.
Transactions with Mark Massad and Related Parties
February 2016 Financial Advisory Agreement with KB Financial Partners, LLC
We entered into a financial advisory agreement (the “KB Agreement”) with KB Financial Partners, LLC (“KB Financial”) in February 2016, pursuant to which KB Financial agreed to act as our non-exclusive financial advisor in connection with a potential private placement of our securities. Mark Massad, one of our directors, is the Co-Chief Executive Officer of KB Financial.
The KB Agreement was amended in November 2019 (the “2019 KB Amendment”). Pursuant to the 2019 KB Amendment, we agreed, among other things, (i) to extend the term of the KB Agreement through December 31, 2020; (ii) that KB Financial would continue to be eligible to receive common stock purchase warrants upon the closing of our acquisition of MGEX as originally contemplated by the KB Agreement; (iii) to pay a fee equal to 3.5% of the net amount receivable by us under the 2020 New Jersey Technology Business Tax Certificate Transfer Program (the “2020 NOL Program”); and (iv) to pay a fee equal to 3.5% of the total value of the acquisition of certain equity interests in BSX (the “BSX Transaction”) in the form of 50% cash and 50% warrants to purchase our common stock at an exercise price per share of $6.00 per share.
Following the closing of the BSX Transaction in October 2019, we (i) paid to KB Financial a cash fee in the amount of $79,757 and (ii) issued to KB Financial warrants to purchase up to 11,816 shares of our common stock at an exercise price of $6.00 per share (the “October 2019 Warrants”).
In May 2021, we further amended the KB Agreement to provide for the payment of all outstanding fees due and owing under the KB Agreement and the termination of the KB Agreement (the “May 2021 Amendment”). Pursuant to the terms of the May 2021 Amendment, we paid to KB Financial (i) a fee in the amount of $27,250 for services rendered from January 1, 2021 through March 31, 2021; (ii) a fee in the amount $36,182 for services rendered in connection with our participation in the 2020 NOL program; and (iii) a fee in the amount of $1,506,438 for services rendered in connection with our acquisition of (x) MGEX and (y) the remaining outstanding shares of BSX, in December 2020. Additionally, pursuant to the May 2021 Amendment, KB Financial agreed that (i) the October 2019 Warrants would be terminated; and (ii) KB Financial would purchase 114,449 shares of our common stock at a price per share of $7.25 for an aggregate purchase price of $829,755 on or before June 15, 2021, which transaction closed on June 10, 2021.
Transactions with John Beckelman and Related Parties
We have entered into a number of financial advisory services agreements with Piper Sandler & Co. (“PSC”), as described below. John Beckelman, one of our directors, is a Managing Director of PSC.

April 2019 PSC Financial Services Agreement
In April 2019, we entered into an independent financial advisory services agreement with PSC in connection with a debt financing transaction with Brevet. As consideration for the financial advisory services provided by PSC in connection with such transaction, we paid PSC $712,457 during April 2019.
May 2019 PSC Financial Services Agreement
In May 2019, we entered into an independent financial advisory service agreement with PSC in connection with our ERP V Program. As consideration for the services provided by PSC, we paid PSC (i) a fee in an amount equal to $1,000,000 during September 2020 and (ii) additional advisory fees in an amount equal to $240,000 (including $120,000 paid in May 2019 and $120,000 in September 2020).
May 2020 PSC Financial Services Agreement
In May 2020, we entered into an independent financial advisory services agreement with PSC in connection with our acquisition of MGEX (the “MGEX Transaction”). As consideration for the financial advisory services provided by PSC, we agreed to pay PSC a fee in the amount of $825,000 at the closing of the MGEX Transaction, which was paid in December 2020.
Transactions with Jassem Zainal and Talal Al-Bahar and Related Parties
Convertible Loan Transactions with Arzan Financial Group for Financing & Investment K.P.S.C. and Kuwait Holding Company KSCC
Jassem Zainal and Talal Al-Bahar, two of our directors, are the Chief Executive Officer and Deputy Chief Executive Officer, respectively, of Arzan Financial Group for Financing & Investment K.P.S.C. (“Arzan”). In August 2021, Arzan made a convertible loan to us in the principal amount of $1,800,000. Such loan bears interest at a rate of 10% percent per annum, is convertible, along with accrued but unpaid interest, into shares of our common stock at a price of $9.00 per share and matures in August 2024. As of February 28, 2022, $1,800,000 in principal remains outstanding under such loan and we have paid interest to Arzan totaling $73,480 via the issuance of 8,165 shares of our common stock.
In addition, Mr. Al-Bahar serves as Chairman of Kuwait Holding Company KSCC (“KHC”). In August 2021, KHC made a convertible loan to us in the principal amount of $500,000. Such loan bears interest at a rate of 10% percent per annum, is convertible, along with accrued but unpaid interest, into shares of our common stock at a price of $9.00 per share and matures in August 2024. As of February 28, 2022, $500,000 in principal remains outstanding under such loan and we have paid interest to KHC totaling $19,316 via the issuance of 2,147 shares of our common stock.
Consulting Agreement with Byrum Teekell
In April 2019, we entered into a Consulting Agreement with Byrum Teekell, a director of MIH at the time, pursuant to which he agreed to provide certain advice concerning financial matters and potential strategic relationships in exchange for warrants to purchase 300,000 shares of our common stock at an exercise price of $6.00 per share. Byrum Teekell is the father of J. Gray Teekell, one of our current directors.
Exercises of Series B Stock Options by Directors and Related Parties
The following table describes the shares of Series B preferred stock purchased by our directors or their immediate family members from January 1, 2019 through February 28, 2022 through the exercise of stock options previously granted to these directors under our 2008 Director Plan.

Name	Number of Shares of Series B Preferred Stock Purchased	Aggregate Purchase Price
Michael P. Ameen	80,000	$400,000
Albert M. Barro, Jr.	76,667	$350,000 and the surrender of 8,333 shares pursuant to cashless exercise
William J. O’Brien IV(1)	35,000	$175,000
Robert D. Prunetti	50,000	$250,000
Mark F. Raymond	35,000	$175,000
J. Gray Teekell	60,000	$300,000
Byrum Teekell(2)	60,000	$300,000
Christopher L. Whittington(3)	26,767	$105,000 and the surrender of 8,333 shares pursuant to cashless exercise

(1)
William J. O’ Brien IV is a MIAX Pearl director and the son of William J. O’Brien III, one of our current directors.

(2)
Byrum Teekell is a former MIH director and the father of J. Gray Teekell, one of our current directors.

(3)
Christopher L. Whittington is a former MIH director and current MIAX Pearl director.

Exercises of Warrants by Directors and Related Parties
The following table sets forth shares of common stock purchased by our directors or their immediate family members or related entities upon exercise of outstanding warrants from January 1, 2019 through February 28, 2022.
Name	Number of Shares of Common Stock Purchased	Aggregate Purchase Price
Albert M. Barro, Jr.	10,000	$60,000
Gordon L. Belmont(1)	12,500	$62,500
The June A. Belmont 2008 Irrevocable Trust, U/A Dtd June 9, 2008(2)	438,667	$1,754,668
The Barry J. Belmont Irrevocable Trust Dated December 26, 2007(3)	39,667	$158,668
William J. O’Brien III	6,000	$36,000
Maria O’Brien(4)	10,000	$60,000
Paul Kotos and Denise Kotos	12,739	27,261 shares of common stock surrendered pursuant to cashless exercise of warrant jointly held
Denise Kotos(5)	204,520	869,203 shares of common stock surrendered pursuant to cashless exercise
DDK Foundation, Inc.(6)	37,037	162,963 shares of common stock surrendered pursuant to cashless exercise

(1)
Gordon L. Belmont is the brother of Barry J. Belmont, one of our current directors.

(2)
Barry J. Belmont, one of our current directors, serves as the trustee for the The June A. Belmont 2008 Irrevocable Trust, U/A Dtd June 9, 2008.

(3)
Barry J. Belmont, one of our current directors, was the settlor of The Barry J. Belmont Irrevocable Trust Dated December 26, 2007 and his son, Joseph C. Belmont, is a beneficial owner of the trust.

(4)
Maria O’Brien is the spouse of William J. O’Brien III, one of our current directors.

(5)
Denise Kotos is the spouse of Paul Kotos, one of our current directors.

(6)
DDK Foundation, Inc. is an entity related to Denise Kotos, the spouse of Paul Kotos, one of our current directors.

Related Person Transaction Policy
Our board of directors intends to adopt a written related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has, or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee will have primary responsibility for considering all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction.
All of the transactions described in this section occurred prior to the adoption of this policy. Although we have not had a written policy for the review and approval of the transactions with related persons described in this section, our board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including the transactions described above, with any such director abstaining from such vote. Prior to approving such a transaction, the material facts as to relationship or interest of the relevant director or officer in the agreement or transaction was disclosed to our board of directors. Our board of directors took this information into account when evaluating the transaction and in determining whether such transaction was fair to us and in the best interest of all our stockholders.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table presents information relating to the beneficial ownership of our common stock as of            , 2022 by:
•
each person, or group of affiliated persons, known by us to own beneficially more than 5% of our outstanding common stock;

•
each of our named executive officers and directors immediately following the offering;

•
our executive officers and directors immediately following the offering as a group; and

•
each selling stockholder.

The number of shares of common stock beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares of common stock over which the individual has sole or shared voting power or investment power as well as any shares of common stock that the individual has the right to acquire within 60 days of            , 2022, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by that person.
The percentage of outstanding common stock is computed on the basis of          shares of common stock outstanding as of            , 2022, assuming the conversion of all of our outstanding shares of Series B preferred stock on a one-for-one basis into 1,167,934 shares of common stock and the conversion of all of our outstanding shares of nonvoting common stock on a one-for-one basis into 7,758,145 shares of common stock. Shares of common stock that a person has the right to acquire within 60 days of            , 2022, are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all named executive officers and directors as a group. The percentage ownership information after this offering, as shown in the table below, is based upon                 shares outstanding, assuming the sale of                 shares of our common stock by us and the selling stockholders in the offering and no exercise of the underwriters’ option to purchase additional shares of common stock. Unless otherwise indicated below, the address for each beneficial owner is 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540.
	Shares of Common Stock Beneficially Owned Prior to this Offering		Shares of Common Stock Being Offered		Shares of Common Stock Beneficially Owned After this Offering
Name and Address of Beneficial Owner	Number of Shares	%	Number of Shares	Percent	Number of Shares	Percent
Named executive officers and directors:
Thomas P. Gallagher(1)	10,460,157	8.50%
Barbara J. Comly(2)	4,643,709	3.89%
Douglas M. Schafer, Jr.(3)	3,336,316	2.82%
All Named Executive Officers and Directors as a Group ( persons)
5% Stockholders:

Other Selling Stockholders:

*
Indicates beneficial ownership of less than 1% of the total issued and outstanding shares of common stock.

(1)
Includes (i) 1,357,048 shares of common stock, (ii) 1,900,000 shares of nonvoting common stock, (iii) 2,109 shares of common stock issuable upon conversion of convertible promissory notes, (iv) 1,000 shares of Series B preferred stock issuable upon exercise of options to purchase Series B preferred stock and (v) 7,200,000 shares of nonvoting common stock issuable upon exercise of options to purchase nonvoting common stock.

(2)
Includes (i) 474,115 shares of common stock, (ii) 200,000 shares of Series B preferred stock, (iii) 468,594 shares of nonvoting common stock, (iv) 1,000 shares of Series B preferred stock issuable upon exercise of options to purchase Series B preferred stock and (v) 3,400,000 shares of nonvoting common stock issuable upon exercise of options to purchase nonvoting common stock.

(3)
Includes (i) 985,316 shares of nonvoting common stock, (ii) 1,000 shares of Series B preferred stock issuable upon exercise of options to purchase Series B preferred stock and (ii) 2,350,000 shares of nonvoting common stock issuable upon exercise of options to purchase nonvoting common stock.

DESCRIPTION OF CAPITAL STOCK
The following summary is a description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to our amended and restated certificate of incorporation and our amended and restated by-laws which are included as exhibits to the registration statement of which this prospectus forms a part, and the applicable provisions of the Delaware General Corporation Law.
The Company is authorized to issue up to (i) 400,000,000 shares of common stock, par value $0.001 per share, (ii) 200,000,000 shares of nonvoting common stock, $0.001 par value per share, (iii) 25,000,000 shares of preferred stock, $0.001 par value per share, of which 10,000,000 shares are designated as Series B preferred stock.
As of January 31, 2022, we had outstanding 106,865,586 shares of common stock held of record by 488 stockholders, 7,758,145 shares of nonvoting common stock held of record by 58 stockholders and 1,167,934 shares of Series B preferred stock held of record by 23 stockholders.
Based on the number of shares of common stock outstanding as of January 31, 2022, and assuming (i) the conversion of all of our outstanding shares of Series B preferred stock into shares of our common stock upon the closing of this offering, (ii) the conversion of all of our outstanding shares of nonvoting common stock into shares of our common stock upon the closing of this offering, (iii) the issuance by us of           shares of common stock in this offering, (iv) no exercise of any outstanding options or warrants and (v) no conversions of any outstanding convertible promissory notes after December 31, 2021, there will be approximately                 shares of common stock outstanding, no shares of nonvoting common stock outstanding, and no shares of preferred stock outstanding upon the closing of this offering.
Upon conversion of our nonvoting common stock into shares of voting common stock, outstanding shares of nonvoting common stock will be eliminated and such shares of nonvoting common stock will become shares of voting common stock increasing the authorized but unissued shares of voting common stock to 300,892,559 and decreasing the number of authorized but unissued shares of nonvoting common stock to 192,241,855. Upon conversion of our outstanding Series B preferred stock into shares of voting common stock, such outstanding shares of Series B preferred stock will be retired and canceled, no such retired shares of Series B preferred stock may be reissued by MIH and 8,832,066 shares of Series B preferred stock will remain authorized for issuance.
Common Stock
Except with respect to voting rights and conversion rights, the common stock and nonvoting common stock have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all corporate matters.
Voting
Holders of our common stock are entitled to vote in the election of directors and on all other matters presented to stockholders and each holder of common stock is entitled to vote for each share held of record. Holders of our nonvoting common stock have no voting rights, except as required by applicable law.
Holders of common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by the DGCL.
Section 242(b)(2) of the DGCL provides that the holders of the outstanding shares of a class are entitled to vote as a single class, whether or not entitled to vote by the certificate of incorporation in the following circumstances:
•
if the amendment would increase or decrease the aggregate number of authorized shares of such class or increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely; or

•
if the amendment would or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.

However, pursuant to our amended and restated certificate of incorporation, an amendment of our amended and restated certificate of incorporation to increase or decrease the number of authorized shares of nonvoting common stock (but not below the number of shares thereof then outstanding) may be adopted by resolution adopted by our board of directors and approved by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of our common stock and all other outstanding shares of stock entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL, with such outstanding shares of common stock and other stock considered for this purpose as a single class, and no vote of the holders of any shares of nonvoting common stock, voting separately as a class, shall be required therefor.
The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. Any action at a meeting at which a quorum is present will be decided by a majority of the votes cast, except in the case of any election of directors, which will be decided by a plurality of votes cast. Cumulative voting for the election of directors is not provided for in our amended and restated certificate of incorporation.
Dividends
Holders of our common stock and nonvoting common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for payment, subject to the rights of holders, if any, of our preferred stock. In the event a dividend is paid in the form of shares of common stock or shares of nonvoting common stock, as applicable, the holders of common stock and nonvoting common stock will receive shares of common stock and nonvoting common stock, respectively, subject to the ownership and voting limitations described below.
Any decision to pay dividends on our common stock will be at the discretion of our board of directors. Our board of directors may or may not determine to declare dividends in the future. The board of directors’ determination to issue dividends will depend upon our profitability and financial condition (including that of our subsidiaries), contractual restrictions, restrictions imposed by applicable law and other factors that our board of directors deems relevant. See “Dividend Policy.”
Subdivisions, Combinations and Mergers
If we split, subdivide or combine the outstanding shares of our voting common stock or nonvoting common stock, the outstanding shares of the other class of common stock shall be split, divided, or combined in the same manner proportionately and on the same basis per share. In the event of any merger, statutory share exchange, consolidation or similar form of corporate transaction, the holders of our voting common stock and nonvoting common stock are entitled the receive the same per share consideration, except that any securities received in consideration of such stock shall be nonvoting or voting to the same extent as the voting common stock and nonvoting common stock.
Liquidation Rights
In the event of our liquidation, dissolution or winding-up, the holders of our common stock and nonvoting common stock shall be entitled to share equally, on a per share basis, in all assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock.
Conversion
Our common stock is not convertible into any other shares of our capital stock. Each share of nonvoting common stock is convertible into one share of common stock (subject to adjustment for subdivisions and combinations of common stock), at the option of the holder at any time and subject to the ownership limitations described below.
Preferred Stock
The Company is authorized to issue up to 25,000,000 shares of preferred stock, of which 10,000,000 shares are designated as “Series B preferred stock”. Our amended and restated certificate of incorporation authorizes our board of directors to issue from time to time shares of preferred stock in one or more series, to determine the designation, relative rights, preferences, qualifications and limitations of the shares of each such series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding common stock.
Series B Preferred Stock
Our board of directors has designated 10,000,000 shares of our preferred stock as a series of preferred stock entitled “Series B preferred stock”. Assuming the conversion of the 1,167,934 outstanding shares of Series B preferred stock outstanding upon the consummation of this offering, 8,832,066 shares of Series B preferred stock will remain authorized under our amended and restated certificate of incorporation.
Voting
Our Series B preferred stock has no right to vote or consent on any matters submitted to a vote of the common stock, except as otherwise provided by the DGCL. As long as any shares of are outstanding, the affirmative vote or consent of the holders of two-thirds of the then-outstanding shares of Series B preferred stock, voting as a separate class, is required in order for us to (i) amend, alter or repeal and provision of our amended and restated certificate of incorporation or amended and restated by-laws in any way that adversely affects any of the powers, designations, preferences and relative, participating, optional and other special rights of the Series B preferred stock, and the qualifications, limitations or restrictions thereof; (ii) subdivide or otherwise change the shares of Series B preferred stock into a different number of shares; or (iii) issue any shares of Series B preferred stock other than in accordance with our amended and restated certificate of incorporation.
Dividends
Holders of our Series B preferred stock are entitled to receive dividends and distributions, at the same time and in the same manner as our common stock and nonvoting common stock, in an amount per share equal to the amount per share that the shares of common stock into which such shares of Series B preferred stock are convertible would have been entitled to receive if such Series B preferred stock had been so converted into common stock as of the record date established for determining holders entitled to dividends, or if no such record date is established, as of the time of declaration of any such dividend or distribution.
Liquidation Rights
Upon a liquidation, dissolution or winding-up of the Company, the holders of Series B preferred stock are be entitled to receive the same distribution paid to the holders of common stock and nonvoting common stock, on an as-converted basis.
Conversion
Subject to the ownership limitations set forth below, each one share of Series B preferred stock is convertible into one share of common stock, at the option of the holder, upon: (i) this offering; (ii) our merger or consolidation with or into another corporation or other legal entity; or (iii) the sale of all or substantially all of our properties and assets to any other person, which is effected so that holders of our common stock and nonvoting common stock are entitled to receive, either directly or upon subsequent liquidation, stock, securities, or assets with respect to or in exchange for our common stock or nonvoting common stock.
Rank
The Series B preferred stock rank on a parity with the common stock and nonvoting common stock as to any distributions or upon liquidation, dissolution or winding up.

Amendment of our Amended and Restated Certificate of Incorporation
MIH may amend, alter, change or repeal any provision contained in our amended and restated certificate of incorporation as permitted under the DGCL. However, for so long as MIH controls, directly or indirectly, one or more national securities exchanges (each, a “Controlled National Securities Exchange”), including but not limited to Miami International Securities Exchange, LLC, or facility thereof, MIH must submit any changes to our amended and restated certificate of incorporation to the board of directors of each Controlled National Securities Exchange and, if applicable under Section 19 of the Exchange Act and the rules promulgated thereunder, the SEC, before such changes may be effective. Such changes to our amended and restated certificate of incorporation shall not become effective until filed with or filed with and approved by the SEC, as the case may be.
Ownership and Voting Limits on Our Capital Stock
Our amended and restated certificate of incorporation places certain ownership and voting limitations on the holders of our capital stock for so long as MIH controls, directly or indirectly, a Controlled National Securities Exchange.
As long as MIH controls, directly or indirectly, any Controlled National Securities Exchange, which includes each MIAX Exchange:
•
no person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than 40% of any class of our capital stock; provided however, this restriction does not apply to any class of our capital stock that does not have the right to vote in the election of directors to serve on our board or on other matters that may require the approval of the holders of our voting shares (other than matters affecting the rights, preferences or privileges of said class of stock);

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no exchange member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than 20% of any class of our capital stock; and

•
no person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement, vote or cause the voting of shares of our capital stock or give any consent or proxy with respect to shares representing more than 20% of the voting power of our then issued and outstanding capital stock, nor may any person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement with any other person, either alone or together with its Related Persons, under circumstances that would result in the shares of our capital stock that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of our capital stock which would represent more than 20% of said voting power; provided however, this restriction does not apply to any class of our capital stock that does not have the right to vote in the election of directors to serve on our board or on other matters that may require the approval of the holders of our voting shares (other than matters affecting the rights, preferences or privileges of said class of stock).

The term “Related Persons” means, with respect to any person:
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any “affiliate” of such person (as such term is defined in Rule 12b-2 under the Exchange Act);

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any other person with which such first person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of our capital stock;

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in the case of a person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Exchange Act) or director of such person and, in the case of a person that is a partnership or limited liability company, any general partner, managing member or manager of such person, as applicable;

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in the case of any person that is a registered broker or dealer that is an exchange member, any person that is associated with the exchange member (as determined using the definition of “person associated with a member” as defined under Section 3(a)(21) of the Exchange Act);

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in the case of a person that is a natural person and exchange member, any broker or dealer that is also an exchange member with which such person is associated;

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in the case of a person that is a natural person, any relative or spouse of such person, or any relative of such spouse who has the same home as such person or who is our director or officer or of any of our parents or subsidiaries;

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in the case of a person that is an executive officer (as defined under Rule 3b-7 under the Exchange Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and

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in the case of a person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable.

Waiver of Ownership and Voting Limits
Our amended and restated certificate of incorporation permits our board of directors to waive the provisions regarding ownership and voting limits (except with respect to exchange members or their Related Persons) by a resolution expressly permitting such waiver (which resolution must be filed with and approved by the SEC prior to being effective), subject to a determination by the board that:
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the acquisition of beneficial ownership in excess of the ownership limits or exercise of voting rights in excess of the voting limits will not impair the ability of the Controlled National Securities Exchange to carry out its functions and responsibilities as an “exchange” under the Exchange Act and the rules and regulations promulgated thereunder;

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the acquisition of beneficial ownership in excess of the ownership limits or exercise of voting rights in excess of the voting limits is otherwise in the best interests of the Company, its stockholders and the Controlled National Securities Exchange and that it will not impair the SEC’s ability to enforce the Exchange Act and the rules and regulations under the Exchange Act; and

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neither the person who would own or vote in excess of the ownership or voting limits nor any of its Related Persons is subject to any statutory disqualification (as defined in Section 3(a)(39) of the Exchange Act).

In making these determinations, our board of directors may impose such conditions and restrictions on the relevant stockholder or its Related Persons that it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act and the rules and regulations promulgated thereunder and the governance of the Controlled National Securities Exchange.
Our amended and restated certificate of incorporation also provides that our board of directors has the right to require any person and its Related Persons that our board of directors reasonably believes to be subject to and in violation of the voting or ownership restrictions summarized above to provide to us complete information as to all shares of our capital stock that such stockholder owns, directly or indirectly, of record or beneficially, as well as any other information relating to the applicability to such stockholder of the voting and ownership requirements outlined above as may reasonably be requested.
The foregoing ownership and voting limits do not apply in the case of any class of stock that does not by its terms have the right to vote in board elections or other matters generally requiring the approval of our voting common stock.
Required Notices
Any stockholder (either alone or together with its Related Persons) that owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially, 5% or more of our then outstanding shares of capital stock (excluding shares of any class of stock that do not have the right by their terms to vote generally in the election of members of our board of directors) shall, immediately upon acquiring knowledge of its 5% ownership, give written notice to our board of directors indicating such person’s legal name, title or status and the date on which such title or status was acquired, approximate ownership interest in us and whether such person has the power to direct the management or policies of us whether through its ownership of securities, by contract or otherwise. Our stockholders who provide such notice must also provide updates with respect to changes in ownership as further described in our amended and restated certificate of incorporation.
Further, any person that either alone or together with its Related Persons proposes to (i) own, directly or indirectly, of record or beneficially, shares constituting more than 40% of the outstanding shares of any class of our capital stock, or to (ii) exercise voting rights, or grant any proxies or consents with respect to shares of our capital stock constituting more than 20% of the voting power of the then issued and outstanding shares of our capital stock, shall send written notice to our board of directors at least 45 days before the proposed ownership of such shares or proposed exercise of such voting rights before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so.
Effect of a Purported Transfers and Voting in Violation of our Amended and Restated Certificate of Incorporation
If any stockholder purports to sell, transfer, assign or pledge to any person, other than us, any shares of our capital stock that would violate the ownership limitations described in this section, we will record on our books the transfer of only the number of shares of our capital stock that would not violate such limitations and will treat the remaining shares as owned for all purposes by the stockholder attempting to effect such transfer. If any stockholder attempts to vote any shares of our capital stock, or grant a proxy or enter into a voting agreement or any other arrangement with respect to such shares that would violate the voting limitations described above, we will not honor such vote, proxy, agreement or arrangement to the extent of such violation.
Our Right to Redeem Shares Purported Transferred or Owned in Violation of our Amended and Restated Certificate of Incorporation
If any stockholder purports to sell, transfer, assign, pledge or own any shares of our capital stock that would violate the ownership limitations described above, we have the right to redeem such shares purportedly sold, transferred, assigned, pledged, or owned upon the confirmation of such violation and to the extent funds are legally available, for a price per share equal to the par value of those shares. We shall calculate the number of shares to be redeemed after taking into account that such redeemed shares shall become treasury shares and shall no longer be deemed to be outstanding. We will provide written notice to the holder or holders of record with respect to the redeemable shares, specifying the date of redemption, which shall be not less than 10 days nor more than 30 days from the date of such notice. Any shares of our capital stock that have been so called for redemption will not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date of the written notice if we have irrevocably deposited or set aside a sum sufficient to satisfy the redemption price of such redeemable shares.
From and after the redemption date, such redeemed shares of capital stock shall become treasury shares and shall no longer be deemed to be outstanding. All rights of the holder of such redeemed shares as our stockholder shall cease with respect to the redeemed shares. We will also provide written notice to our stockholders of any redemption of our shares of capital stock within 10 days of any such redemption.
Our Amended and Restated By-Laws
The following summary of certain provisions of our amended and restated by-laws, is qualified by reference to our amended and restated by-laws that are filed as an exhibit to the registration statement of which this prospectus forms a part and the applicable provisions of the DGCL.
Our Board of Directors
Under our amended and restated by-laws, our board of directors shall consist of not less than three, nor more than 31, individuals, one of which must be our then-serving chief executive officer. The director term of the then-acting chief executive officer shall expire when such individual ceases to serve as our chief executive officer.

Our amended and restated by-laws also permit our board of directors to appoint individuals to serve in an advisory capacity on our board of advisors. Our board of advisors shall have no power to bind our Company. We currently do not have a board of advisors.
Special Meetings of Stockholders
Our amended and restated by-laws provide that, unless otherwise required by applicable law or by our amended and restated certificate of incorporation, special meetings of stockholders may be called at any time by the Chairman of the Board, the Chief Executive Officer, the President, the board of directors and stockholders owning a majority of our capital stock issued and outstanding and entitled to vote. Special meetings may not be called by any other person or persons.
Action by Written Consent of the Stockholders in Lieu of a Meeting
Unless otherwise provided in our amended and restated certificate of incorporation, any action required or permitted to be taken at any meeting of our stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of our outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our capital stock entitled to vote thereon were present and voted.
Provisions Relating to Ownership of Controlled National Securities Exchanges
Article VII of our amended and restated by-laws contains certain provisions relating to our ownership of Controlled National Securities Exchanges. For so long as we control any Controlled National Securities Exchange:
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Our directors, officers, employees and agents, shall give due regard to the preservation of the independence of the self-regulatory function of each Controlled National Securities Exchange and shall not take any actions that would interfere with either the decisions by each such Controlled National Securities Exchange’s board of directors relating to its regulatory functions, including disciplinary matters, or the ability of such Controlled National Securities Exchange to carry out its responsibilities under the Exchange Act.

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We are required to keep confidential all books and records of each Controlled National Securities Exchange. However, such confidentiality obligation shall not limit or impede either the rights of the SEC or any Controlled National Securities Exchange to access and examine such confidential information pursuant to federal securities laws or the ability of any of our officers, directors, employees or agents to disclose such confidential information to the SEC or such Controlled National Securities Exchange.

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Our books and records must be maintained at a location in the United States and are subject to inspection and copying by the SEC or, in certain circumstances, each Controlled National Securities Exchange.

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We agree that we and our officers, directors, employees and agents, by virtue of accepting such position, shall comply with all federal securities laws and the rules and regulations promulgated thereunder and cooperate with the SEC and each Controlled National Securities Exchange.

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We and our officers, directors, employees and agents, by virtue of accepting such position, shall be deemed to irrevocably submit to the jurisdiction of the U.S. federal courts, SEC and each Controlled National Securities Exchange, for the purposes of any suit, action or proceeding pursuant to the federal securities laws and the rules or regulations promulgated thereunder, that arise out of, or relate to, the activities of each Controlled National Securities Exchange. Furthermore, we and our officers, directors, employees and agents, by virtue of accepting such position, shall be deemed to waive and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that we or they are not personally subject to the jurisdiction of the federal courts, SEC or each Controlled National Securities Exchange, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. We and our officers, directors, employees and agents have also agreed to maintain an agent, in the United States, for service of process of a claim arising out of, or relating to, the activities of each Controlled National Securities Exchange.
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We shall take reasonable steps to cause our officers, directors, employees and agents, prior to accepting such position, to consent in writing to the obligations described above, with respect to their activities related to each Controlled National Securities Exchange.

Amendment of Our Amended and Restated By-Laws
Our amended and restated certificate of incorporation provides that our board of directors has concurrent power with the stockholders to make, alter, change, add to or repeal our By-Laws.
Our amended and restated by-laws provide that they may be amended by either a majority of the board of directors then in office or by obtaining the affirmative vote of the holders of a majority of the votes entitled to be cast by the holders of the then-outstanding shares of our capital stock.
Notwithstanding the foregoing, for so long as we control, directly or indirectly, a Controlled National Securities Exchange, we must submit any changes to our amended and restated by-laws to the board of directors of each Controlled National Securities Exchange and, if applicable under Section 19 of the Exchange Act and the rules promulgated thereunder, the SEC, before such changes may be effective. Such changes to our amended and restated by-laws shall not become effective until filed with or filed with and approved by the SEC, as the case may be.
Limitations on Liability and Indemnification of Officers and Directors
Our amended and restated certificate of incorporation and amended and restated by-laws limit the liability of our officers and directors and provide that we will indemnify our officers and directors, in each case, to the fullest extent permitted by the DGCL. We expect to obtain additional directors’ and officers’ liability insurance coverage prior to the completion of this offering.
Options
As of January 31, 2022, we had outstanding options to purchase an aggregate of 2,666,835 shares of Series B preferred stock (which will be converted into options to purchase an aggregate of 2,666,835 shares of voting common stock in connection with this offering), at a weighted average exercise price of $5.95 per share, and options to purchase an aggregate of 40,247,805 shares of nonvoting common stock (which will be converted into options to purchase an aggregate of 40,247,805 shares of voting common stock), at a weighted average exercise price of $6.39 per share). For additional information regarding terms of our equity incentive plans, see “Executive and Director Compensation — Stock Incentive Plans.”
Warrants
As of January 31, 2022, we had outstanding vested warrants exercisable for an aggregate of 24,480,468 shares of our common stock, with a weighted-average exercise price of $5.35 per share. In addition, we had outstanding unvested warrants exercisable for an aggregate of 10,861,854 shares of our common stock with a weighted-average exercise price of $3.52 per share, of which 8,711,854 warrant shares with a weighted-average exercise price of $2.75 per share will vest in connection with the completion of this offering.
Section 203 of the DGCL
Upon completion of this offering, we will be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.
Under Section 203 of the DGCL, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: (i) before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (iii) at or after the time the stockholder became interested, the business combination was approved by our board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out Section 203 of the DGCL. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is                  . The transfer agent and registrar’s address is                  .
Listing
We have applied to list our common stock on the                 under the symbol “      ”.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.
Based on the number of shares of our common stock outstanding as of January 31, 2022, upon completion of this offering, assuming (i) the conversion of all outstanding shares of Series B preferred stock into an aggregate of 1,167,934 shares of our common stock in connection with the completion of this offering; and (ii) the conversion of all outstanding shares of our nonvoting common stock into an aggregate of 7,758,145 shares of common stock in connection with the completion of this offering and (iii) no exercise of the underwriters’ option to purchase additional shares, we will have an aggregate of approximately            shares of common stock outstanding. Of these shares,            shares, or            shares if the underwriters exercise their option to purchase additional shares in full, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act.
The remaining            shares of common stock outstanding will be “restricted shares” as defined in Rule 144 and substantially all of these restricted shares will be subject to the 180-day lock-up period under the lock-up agreements as described below. Restricted shares and the shares of common stock into which our securities are convertible may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act, which rules are summarized below. As a result of the contractual lock-up period ending 180 days after the date of this prospectus and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:
Date Available for Sale	Shares Eligible for Sale*	Comment
Date of prospectus		Shares sold in the offering and shares that maybe sold under Rule 144 that are not subject to a lock-up
90 days after date of prospectus		Shares that are not subject to a lock-up and can be sold under Rule 144
180 days** after date of prospectus		Lock-up released; shares that can be sold under Rule 144

*
Assumes that no options will be exercised on a “cashless” basis.

**
180 days corresponds to the lock-up period described below in “— Lock-Up Agreements.” This lock-up period may be extended or shortened under certain circumstances as described in “Underwriting” Piper Sandler & Co. may, in its sole discretion, release all or any portion of the shares from the restrictions in any of these agreements.

We may issue shares of common stock from time to time as consideration for future acquisitions, investments, or other corporate purposes. In the event that any such acquisition, investment, or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such transaction.
In addition, the shares of common stock reserved for future issuance under the 2022 Plan, will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements, a registration statement under the Securities Act, or an exemption from registration, including Rule 144 and Rule 701.
Rule 144
In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale; and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:
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1% of the number of shares of our common stock then outstanding, which will equal approximately            shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

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the average weekly trading volume of shares of our common stock on the            during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.
Rule 701
In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants, or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 before the effective date of the registration statement of which this prospectus is a part, to the extent such common stock is not subject to a lock-up agreement, and who are not our “affiliates” as defined in Rule 144 during the immediately preceding 90 days, are entitled to rely on Rule 701 to resell such shares beginning 90 days after the date of this prospectus in reliance on Rule 144, but without complying with the notice, manner of sale, public information requirements, or volume limitation provisions of Rule 144. Persons who are our “affiliates” may resell those shares beginning 90 days after the date of this prospectus without compliance with minimum holding period requirements under Rule 144, subject to the terms of the lock-up agreement referred to below, if applicable.
The SEC has indicated that Rule 701 will apply to typical options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.
Lock-Up Agreements
We and all directors and officers and the holders of substantially all of our outstanding stock and stock options have agreed that, without the prior written consent of Piper Sandler & Co. on behalf of the underwriters, we and it will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):
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offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

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file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

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enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Piper Sandler & Co. on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

Piper Sandler & Co. in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.
Upon the expiration of the 180-day lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, see “Underwriting.”
Equity Plans
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding options and shares of our common stock reserved for issuance under the 2008 Employee Plan, 2008 Director Plan, 2018 Employee Plan, 2018 Director Plan, 2021 Plan and 2022 Plan. We expect to file the registration statement covering these shares shortly after the date of this prospectus. The registration statement will be effective immediately upon filing and will permit the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144 and the lock-up agreements described above, if applicable. For a more complete discussion of our stock plans, see “Executive and Director Compensation — Stock Incentive Plans.”
Registration Rights
Upon the closing of this offering, the holders of            shares of our common stock (including shares of our common stock issuable upon the conversion of all outstanding shares of our Series B preferred stock and nonvoting common stock) or certain of their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. We will not be permitted to file a registration statement until the expiration or release from the terms of the lock-up agreement. Shares covered by a registration statement will be eligible for sale in the public market upon effectiveness of such registration statement.

CERTAIN U.S. FEDERAL INCOME TAX AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following is a summary of certain material U.S. federal income tax and estate tax consequences applicable to non-U.S. holders (as defined below) with respect to the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential U.S. federal income tax considerations relating thereto. This summary is based upon the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions and published administrative rulings of the U.S. Internal Revenue Service (the “IRS”), all as in effect on the date hereof. These authorities may change or be subject to differing interpretations, possibly on a retroactive basis, and any such changes could alter the tax consequences to non-U.S. holders described below. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences to a non-U.S. holder of the purchase, ownership and disposition of our common stock.
This discussion is limited to non-U.S. holders that purchase our common stock pursuant to this offering and hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address the tax consequences of any state, local, or non-U.S. income, estate, gift, or other tax consequences of holding and disposing of our common stock, except to the limited extent below. This summary does not address all of the potential U.S. federal income tax consequences applicable to a non-U.S. holder’s particular circumstances or to non-U.S. holders that are subject to special rules, including:
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banks, insurance companies, or other financial institutions;

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persons subject to the alternative minimum tax;

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tax-exempt organizations;

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controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

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partnerships or other entities treated as pass-through entities for U.S. federal income tax purposes;

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dealers in securities or currencies;

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traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

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persons that own, or are deemed to own, more than five percent of our common stock, except to the extent specifically set forth below;

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real estate investment trusts or regulated investment companies;

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certain former citizens or long-term residents of the United States;

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persons who hold our common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction; or

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persons who do not hold our common stock as a capital asset (within the meaning of Section 1221 of the Code).

In addition, if a partnership, including any entity or arrangement classified as a partnership for U.S. federal income tax purposes, holds our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors regarding the U.S. federal income tax consequences to them of the acquisition, ownership and disposition of our common stock.
Prospective investors are urged to consult their tax advisors with respect to the application of the U.S. federal income tax laws to their particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.
Definition of Non-U.S. Holder
For purposes of this summary, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person.” A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
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an individual who is a citizen or resident of the United States;

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a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state or political subdivision thereof, or the District of Columbia;

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a partnership (or other entity treated as a partnership for U.S. federal income tax purposes);

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an estate whose income is subject to U.S. federal income tax regardless of its source; or

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a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions of Our Common Stock
As described in the section of this prospectus entitled “Dividend Policy,” we have not paid and we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we make a distribution of cash or property (other than certain distributions of our common stock) in respect of our common stock, such distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of such distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital that reduces a non-U.S. holder’s adjusted basis in our common stock (but not below zero). Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under the section titled “— Sale, Exchange or Other Disposition of Our Common Stock,” below.
Subject to the discussion below regarding effectively connected income, backup withholding and FATCA (as defined below), dividends paid to a non-U.S. holder in respect of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% or such lower rate specified under an applicable income tax treaty (if any). In general, to claim the benefit of a reduced treaty rate, a non-U.S. holder must provide to us or the applicable withholding agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) certifying such non-U.S. holder’s qualification for the reduced withholding rate. This certification must be provided to us or the applicable withholding agent prior to the payment of such dividends and must be updated periodically. A non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If a non-U.S. holder holds our common stock in connection with the non-U.S. holder’s conduct of a trade or business within the United States, and dividends paid in respect of our common stock are effectively connected with such non-U.S. holder’s U.S. trade or business (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment or fixed base within the United States to which such dividends are attributable), such non-U.S. holder generally will be exempt from the U.S. federal withholding tax described above, and instead, will be subject to U.S. federal income tax in respect of such dividend on a net income basis at graduated rates, in substantially the same manner as U.S. persons. To claim the exemption from withholding, the non-U.S. holder must provide to the applicable withholding agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. In the case of a non-U.S. holder that is a corporation for U.S. federal income tax purposes, such non-U.S. holder may also be subject to a 30% “branch profits tax” on such effectively connected dividend income unless such corporate non-U.S. holder qualifies for a lower rate under an applicable income tax treaty.
Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.
Sale, Exchange, or Other Disposition of Our Common Stock
Subject to the discussion below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other disposition of our common stock, unless:
•
such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or disposition and certain other conditions are met;

•
such gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if an applicable income tax treaty applies, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States); or

•
our common stock constitutes a United States real property interest (a “USRPI”) by reason of our status as a United States real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or such non-U.S. holder’s holding period for our common stock.

A non-U.S. holder described in the first bullet point above generally will be subject to U.S. federal income tax with respect to such gain at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the non-U.S. holder during the taxable year of disposition (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.
If the gain is described in the second bullet point above, the non-U.S. holder generally will be subject to U.S. federal income tax with respect to such gain on a net income basis at regular rates in the same manner as if such non-U.S. holder were a U.S. person. In addition, if the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a 30% branch profits tax (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
With respect to the third bullet point above, in general, we would be a USRPHC if the fair market value of our USRPIs equals or exceeds fifty percent (50%) of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe we currently are not, and we do not anticipate that we will become, a USRPHC. However, there can be no assurance that we will not become a USRPHC in the future. Even if we were to become a USRPHC, a non-U.S. holder would not be subject to U.S. federal income tax on a disposition of our common stock by reason of our status as a USRPHC so long as (i) shares of our common stock are “regularly traded” on an “established securities market” (as defined by applicable Treasury Regulations) during the calendar year in which such disposition occurs and (ii) such non-U.S. holder does not own and is not deemed to own (directly, indirectly, or constructively) more than five percent (5%) of our outstanding common stock at any time during the shorter of the five-year period ending on the date of the disposition of our common stock by the non-U.S. holder or the non-U.S. holder’s holding period for our common stock.
Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Federal Estate Tax
Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death generally will be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections are commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends paid to a non-U.S. holder on, or subject to the proposed Treasury Regulations discussed below, gross proceeds from the disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Department of Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Accordingly, the entity through which shares of our common stock are held will affect the determination of whether such withholding is required.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends in respect of our common stock and, subject to proposed Treasury Regulations described below, payments of gross proceeds from the disposition of our common stock. On December 13, 2018, the U.S. Department of Treasury released proposed Treasury Regulations (the preamble to which specifies that taxpayers may rely on them pending finalization) which would eliminate FATCA withholding on payments of gross proceeds from the sale or other disposition of stock. However, there can be no assurance that the proposed Treasury Regulations will be finalized in their present form.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to an investment in our common stock.
Backup Withholding and Information Reporting
Backup withholding, currently at a rate of 24%, generally will not apply to dividends paid to a non-U.S. holder on, or to the gross proceeds paid to a non-U.S. holder from a disposition of, our common stock, provided that the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.
We are required to report annually to the IRS the amount of any dividends paid to a non-U.S. holder, regardless of whether we actually withheld any tax. Copies of the information returns reporting such dividends and the amount withheld may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an income tax treaty or other agreement between the United States and the tax authorities in such country. In addition, proceeds from the disposition by a non-U.S. holder of our common stock that is transacted within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Backup withholding is not an additional tax. The U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is timely furnished to the IRS.

The preceding summary is for informational purposes only and is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Piper Sandler & Co. is acting as representative, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:
Name	Number of Shares
Piper Sandler & Co.
Total:
The underwriters and the representative are collectively referred to as the “underwriters” and the “representative,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $     per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to            additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional            shares of common stock.
Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            . We have agreed to reimburse the underwriters for expenses of up to $      relating to clearance of this offering with FINRA.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.
Our common stock has been approved for listing on       under the trading symbol “           ”.
We and all directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of Piper Sandler & Co. on behalf of the underwriters, we and it will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•
file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Piper Sandler & Co. on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.
The restrictions described in the immediately preceding paragraph to do not apply to:
•
the sale of shares to the underwriters;

•
the issuance by us of shares of common stock upon the exercise of options or warrants or the conversion of a security outstanding on the date of this prospectus;

•
transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions; or

•
facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.

Piper Sandler & Co. in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.
In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the Offering
Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.
Selling Restrictions
Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of common stock which have been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares of common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a) to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or
(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares of common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, and each person who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares of common stock being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of common stock to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to Prospective Investors in the United Kingdom
No shares of common stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares of common stock which is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 (transitional provisions) of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019/1234, except that the shares of common stock may be offered to the public in the United Kingdom at any time:
(a)
to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)
in any other circumstances falling within Section 86 of the FSMA.

provided that no such offer of the shares of common stock shall require us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares of common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares of common stock in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.
Notice to Prospective Investors in Switzerland
The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company, or the shares of common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of common stock.
Notice to Prospective Investors in Monaco
The shares of common stock may not be offered or sold, directly or indirectly, to the public in Monaco other than by a Monaco Bank or a duly authorized Monegasque intermediary acting as a professional institutional investor which has such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the Fund. Consequently, this prospectus may only be communicated to (i) banks and (ii) portfolio management companies duly licensed by the “Commission de Contrôle des Activités Financières” by virtue of Law n° 1.338, of September 7, 2007, and authorized under Law n° 1.144 of July 26, 1991. Such regulated intermediaries may in turn communicate this document to potential investors.
Notice to Prospective Investors in Austria
This document:
•
does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•
has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares of common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares of common stock may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares of common stock may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares of common stock, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares of common stock under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of common stock you undertake to us that you will not, for a period of 12 months from the date of issue of the shares of common stock, offer, transfer, assign or otherwise alienate those shares of common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Notice to Prospective Investors in New Zealand
This document has not been registered, filed with or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013 (the “FMA Act”). The shares of common stock may only be offered or sold in New Zealand (or allotted with a view to being offered for sale in New Zealand) to a person who:
•
is an investment business within the meaning of clause 37 of Schedule 1 of the FMC Act;

•
meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act;

•
is large within the meaning of clause 39 of Schedule 1 of the FMC Act;

•
is a government agency within the meaning of clause 40 of Schedule 1 of the FMC Act; or

is an eligible investor within the meaning of clause 41 of Schedule 1 of the FMC Act.
Notice to Prospective Investors in Japan
The shares of common stock have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares of common stock nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to Prospective Investors in Hong Kong
The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Notice to Prospective Investors in Singapore
Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares of common stock or caused the shares of common stock to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares of common stock or cause the shares of common stock to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock, whether directly or indirectly, to any person in Singapore other than:
(a)
to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(b)
to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)
otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:
(a)
to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)
where no consideration is or will be given for the transfer;

(c)
where the transfer is by operation of law;

(d)
as specified in Section 276(7) of the SFA; or

(e)
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to Prospective Investors in China
This document will not be circulated or distributed in the PRC and the shares of common stock will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this document nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.
Notice to Prospective Investors in Korea
The shares of common stock have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares of common stock have been and will be offered in Korea as a private placement under the FSCMA. None of the shares of common stock may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the shares of common stock shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares of common stock. By the purchase of the shares of common stock, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares of common stock pursuant to the applicable laws and regulations of Korea.
Notice to Prospective Investors in Malaysia
No prospectus or other offering material or document in connection with the offer and sale of the shares of common stock has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the shares of common stock, as principal, if the offer is on terms that the shares of common stock may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares of common stock is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.
Notice to Prospective Investors in Taiwan
The shares of common stock have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorised to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares of common stock in Taiwan.
Notice to Prospective Investors in Saudi Arabia
This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorised financial adviser.
Notice to Prospective Investors in Qatar
The shares of common stock described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.
Notice to Prospective Investors in the Dubai International Financial Centre (“DIFC”)
This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.
In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.
Notice to Prospective Investors in the United Arab Emirates
The shares of common stock have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.
Notice to Prospective Investors in Bermuda
Shares of common stock may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.
Notice to Prospective Investors in the British Virgin Islands
The shares of common stock are not being, and may not be, offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on our behalf. The shares of common stock may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), (each, a “BVI Company”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.
Notice to Prospective Investors in Bahamas
Shares of common stock may not be offered or sold in The Bahamas via a public offer. Shares of common stock may not be offered or sold or otherwise disposed of in any way to any person(s) deemed “resident” for exchange control purposes by the Central Bank of The Bahamas.
Notice to Prospective Investors in South Africa
Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African

Companies Act”))is being made in connection with the issue of the shares of common stock in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares of common stock are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:
Section 96 (1)(a)
the offer, transfer, sale, renunciation or delivery is to:
(i) persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;
(ii) the South African Public Investment Corporation;
(iii) persons or entities regulated by the Reserve Bank of South Africa;
(iv) authorised financial service providers under South African law;
(v) financial institutions recognised as such under South African law;
(vi) a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or
(vii) any combination of the person in (i) to (vi); or

Section 96 (1)(b)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.
Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

LEGAL MATTERS
The validity of the shares of common stock offered by this prospectus will be passed upon for us by Reed Smith LLP, New York, New York. Certain legal matter will be passed on upon for the selling stockholders by DLA Piper LLP, Minneapolis, Minnesota. Certain legal matters will be passed upon for the underwriters by Ropes & Gray LLP, New York, New York.
EXPERTS
The consolidated financial statements of Miami International Holdings, Inc. as of December 31, 2021 and 2020, and for each of the years in the two year period ended December 31, 2021, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company, the selling stockholders and our common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. The SEC maintains a website at www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto. The information on the SEC’s website is not part of this prospectus, and any references to this website or any other website are inactive textual references only.
As a result of the offering, we will become subject to the information and reporting requirements of the Exchange Act and we will be required to file periodic reports and other information with the SEC. These periodic reports and other information will be available on the SEC’s website referred to above. We also maintain a website at www. miaxoptions.com, at which, following this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part. We have included our website address as an inactive textual reference only.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors
Miami International Holdings, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Miami International Holdings, Inc. and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2021.
New York, New York
April 22, 2022

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(dollars in thousands, except share amounts)
	December 31, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$160,900	$51,176
Accounts receivable, net	58,409	45,227
Restricted cash	11,583	6,060
Margin and security deposits	75,261	73,852
Other current assets	7,536	6,061
Total current assets	313,689	182,376
Investments	11,592	9,660
Fixed assets, net	42,690	43,438
Internally developed software, net	22,361	23,241
Goodwill	34,419	34,419
Other intangible assets, net	85,319	85,703
Other assets, net	25,202	13,070
Total assets	$535,272	$391,907
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and other liabilities	$72,601	$57,033
Accrued compensation payable	18,774	18,459
Current portion of long-term debt	15,000	6,000
Deferred transaction revenues	4,890	10,194
Margin and security deposits	74,511	72,852
Total current liabilities	185,776	164,538
Long-term debt	149,080	86,241
Deferred income taxes	10,084	9,675
Other non-current liabilities	303,875	193,039
Total liabilities	648,815	453,493
Commitments and contingencies (Note 15)	—	—
Stockholders’ Equity:
Preferred stock – par value $0.001 (25,000,000 authorized, 822,100 issued and outstanding at December 31, 2021 and 627,000 issued and outstanding at December 31, 2020)	1	1
Common stock – voting and nonvoting, par value $0.001 (600,000,000 authorized (400,000,000 voting, 200,000,000 nonvoting); 89,448,831 issued and outstanding non-puttable common stock at December 31, 2021 (82,353,122 voting, 7,095,709 nonvoting) and 84,087,818 issued and outstanding at December 31, 2020 (78,675,737 voting, 5,412,081 nonvoting)	89	84
Additional paid-in capital	591,677	550,079
Accumulated deficit	(705,159)	(611,750)
Total Miami International Holdings, Inc. stockholders’ deficit	(113,392)	(61,586)
Non-controlling interest in consolidated subsidiaries	(151)	—
Total stockholders’ deficit	(113,543)	(61,586)
Total liabilities and stockholders’ deficit	$535,272	$391,907
See accompanying notes to consolidated financial statements.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
(dollars in thousands, except share and per share amounts)
	Year Ended December 31,
	2021	2020
Revenues:
Transaction and clearing fees	$661,219	$402,106
Access fees	55,088	34,606
Market data fees	28,560	12,952
Other revenue	6,676	2,700
Total revenues	751,543	452,364
Cost of revenues:
Transaction rebates	546,449	300,835
Brokerage, clearing, and exchange fees	6,098	4,827
Section 31 fees	14,986	19,351
Equity rights program	2,668	13,549
Total cost of revenues	570,201	338,562
Revenues less cost of revenues	181,342	113,802
Operating expenses:
Compensation and benefits	70,251	52,717
Information technology and communication costs	14,309	11,416
Depreciation and amortization	21,059	17,364
Occupancy costs	5,555	3,204
Professional fees and outside services	23,535	17,901
Marketing and business development	9,335	1,475
Acquisition-related costs	—	6,963
General, administrative, and other	13,574	6,959
Total operating expenses	157,618	117,999
Operating income (loss)	23,724	(4,197)
Non-operating (expense) income:
Change in fair value of warrants on puttable shares and puttable common stock	(118,723)	(26,735)
Interest expense and amortization of debt issuance costs	(19,301)	(14,045)
Investment gain	19,522	89
Other, net	4,202	—
Loss before income tax provision	(90,576)	(44,888)
Income tax benefit (expense)	(2,984)	12,820
Net loss	(93,560)	(32,068)
Net loss attributable to non-controlling interest	(151)	(181)
Net loss attributable to Miami International Holdings, Inc.	$(93,409)	$(31,887)
Weighted-average shares of common stock outstanding
Basic	94,251,540	72,359,208
Diluted	94,251,540	72,359,208
Net loss per share attributable to common stock
Basic	$(0.99)	$(0.44)
Diluted	$(0.99)	$(0.44)
See accompanying notes to consolidated financial statements.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders’ Equity
(dollars in thousands, except share amounts)
	Preferred Stock		Common Stock – Voting and Nonvoting		Additional Paid-in Capital	Accumulated Deficit	Total MIH Stockholders’ Equity (Deficit)	Non- controlling interests	Total Stockholders’ (Deficit)
	Shares	Amount	Shares	Amount
Balance, December 31, 2019	437,000	$—	67,989,828	$68	$404,107	$(579,863)	$(175,688)	$3,572	$(172,116)
Issuance of common stock	—	—	38,709	—	300	—	300	—	300
Acquisition of MGEX	—	—	13,092,997	13	105,648	—	105,661	—	105,661
Issuance of common stock – warrant exercises	—	—	2,513,324	3	2,664	—	2,667	—	2,667
Acquisition of non-controlling interest	—	—	—	—	(1,185)	—	(1,185)	(3,391)	(4,576)
Issuance of warrants	—	—	—	—	10,067	—	10,067	—	10,067
Warrant extensions with debt or debt amendments	—	—	—	—	1,069	—	1,069	—	1,069
Employee stock transactions	190,000	1	43,333	—	1,210	—	1,211	—	1,211
Equity rights program	—	—	—	—	13,549	—	13,549	—	13,549
Share based compensation	—	—	409,627	—	12,650	—	12,650	—	12,650
Net loss	—	—	—	—	—	(31,887)	(31,887)	(181)	(32,068)
Balance, December 31, 2020	627,000	$1	84,087,818	$84	$550,079	$(611,750)	$(61,586)	$—	$(61,586)
Issuance of common stock	—	—	1,743,591	2	13,508	—	13,510	—	13,510
Issuance of common stock – warrant exercises	—	—	1,918,763	2	7,171	—	7,173	—	7,173
Issuance of warrants	—	—	—	—	173	—	173	—	173
Issuance of warrants with debt or debt amendments	—	—	—	—	933	—	933	—	933
Employee stock transactions	195,100	—	1,000	—	984	—	984	—	984
Settlement of interest payable in common stock	—	—	15,031	—	135	—	135	—	135
Equity rights program	—	—	—	—	2,668	—	2,668	—	2,668
Share based compensation	—	—	1,682,628	1	16,026	—	16,027	—	16,027
Net loss	—	—	—	—	—	(93,409)	(93,409)	(151)	(93,560)
Balance, December 31, 2021	822,100	$1	89,448,831	$89	$591,677	$(705,159)	$(113,392)	$(151)	$(113,543)
See accompanying notes to consolidated financial statements.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(dollars in thousands)
	Year Ended December 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(93,560)	$(32,068)
Adjustments to reconcile net loss to net cash provided by operating activities
Amortization of debt discount and issue cost	1,608	1,023
Amortization of beneficial conversion	156	155
Deferred interest	—	3,051
Settlement of interest payable in common stock	135	—
Depreciation and amortization	21,059	17,364
Share based compensation expense	18,112	25,474
Provision for accounts receivable credit losses	3	6
Provision for deferred income taxes	410	(12,960)
Provision for notes receivable credit losses	4,053	2,087
Loss on disposal of fixed assets	—	17
Change in fair value of warrants on puttable shares and puttable common stock	118,723	26,735
Investment gain	(19,522)	(89)
Gain on extinguishment of debt	(3,153)	—
Changes in operating assets and liabilities:
Accounts receivable	(13,185)	(33,362)
Margin and security deposits	1,409	73,852
Other current assets	(2,264)	283
Other assets	(16,337)	(8,568)
Accounts payable and other liabilities	11,601	34,555
Accrued compensation payable	315	5,932
Other	(29)	7,486
Deferred transaction revenue	(5,304)	9,371
Net cash provided by operating activities	24,230	120,344
Cash flows from investing activities:
Capital expenditures	(11,066)	(7,656)
Capitalization of internally developed software	(6,993)	(10,227)
Proceeds from sale of investments	22,434	—
Purchases of investments	(4,844)	(7,118)
Cash paid for acquisitions, net of cash acquired	—	(717)
Proceeds from term deposits	789	738
Net cash provided by (used in) investing activities	320	(24,980)
Cash flows from financing activities:
Proceeds from debt issuance	80,477	4,500
Payment of debt issuance costs	(352)	—
Proceeds from SBA PPP loan	—	3,117
Repayments of debt	(6,000)	—
Repayments of capital lease obligations	(3,859)	(5,211)
Payment for acquisition of subsidiary’s interests from the non-controlling interest	—	(4,576)
Proceeds from issuance of common stock, preferred stock, and warrants	21,840	14,245
Net cash provided by financing activities	92,106	12,075
Increase in cash, cash equivalents, and restricted cash	116,656	107,439
Cash, cash equivalents and restricted cash at beginning of period	131,088	23,649
Cash, cash equivalents and restricted cash at end of period	$247,744	$131,088
Reconciliation of cash, cash equivalents, and restricted cash:
Cash and cash equivalents	$160,900	$51,176
Restricted cash	11,583	6,060
Restricted cash (margin and security deposits)	75,261	73,852
Total	$247,744	$131,088
Supplemental disclosure of cash transactions:
Cash paid for income taxes	$350	$—
Cash paid for interest	$15,524	$9,519
Supplemental disclosure of non-cash investing activities:
Assets acquired under capital leases	$—	$246
Non-cash amounts related to capitalized internally developed software	583	$725
Total non-cash investing activities	$583	$971
Supplemental disclosure of non-cash financing activities:
Common stock issued in exchange for MGEX stock	—	105,661
Issuance of warrants with debt or debt amendments	933	1,069
Settlement of interest payable in common stock	135	—
SBA PPP loan forgiveness	3,153	—
Total non-cash financing activities	$4,221	$106,730
See accompanying notes to consolidated financial statements.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
1.
NATURE OF OPERATIONS

Miami International Holdings, Inc. (“MIH” or the “Company”) is a technology-driven leader in building and operating financial marketplaces across multiple asset classes and geographies. These electronic marketplaces are enabled by state-of-the-art, in-house built, proprietary technology that provides industry-leading speed, performance and risk protections.
MIH operates diverse markets across options, futures, and cash equities with a growing portfolio of proprietary products. This includes markets in U.S. options through MIAX Options, MIAX Pearl, and MIAX Emerald; U.S. equities through MIAX Pearl Equities (“MIAX Exchanges”); futures and options on futures through the Minneapolis Grain Exchange (“MGEX”); and international listings through the Bermuda Stock Exchange (“BSX”). The MIAX Exchanges are powered by the Company’s industry-leading technology platform. The Company also offers clearing services for futures and options on futures through MGEX Clearing.
The Company is headquartered in Princeton, New Jersey with principal offices in Miami, Minneapolis, and Hamilton, Bermuda.
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts and transactions of Miami International Holdings, Inc. and its majority owned subsidiaries. In preparing the consolidated financial statements, all significant intercompany accounts and transactions have been eliminated.
For those consolidated subsidiaries in which the Company’s ownership is less than 100% and for which the Company has control over the assets and liabilities and the management of the entity, the outside stockholders’ interest is shown as non-controlling interest.
Use of Estimates
The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates are based on historical experience, and other assumptions that management believes to be reasonable under the circumstances, which together form the basis for making judgments about the carrying values of assets and liabilities. Assumptions and estimates used in preparing the consolidated financial statements include those related to the useful lives of fixed assets, the capitalization and estimated useful life of internally developed software, the valuation of warrants on puttable shares and the valuation of puttable common stock, the recognition and measurement of goodwill and intangible assets, the valuation and recognition of share-based compensation, and the recognition and measurement of current and deferred income tax assets and liabilities. Actual results could differ from these estimates and could have a material adverse effect on the Company’s consolidated financial statements.
Segment Information
The Company has three business segments: Options, Equities and Futures, which is reflective of how the Company’s chief operating decision-maker reviews and operates the business. See Note 18 — Segment Reporting for more information. Substantially all of the Company’s revenues and assets are attributed to or located in the United States.
Revenue Recognition
For further discussion related to revenue recognition of fees, such as transaction and clearing fees, access fees, market data fees, see Note 4 — Revenue Recognition.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
Cash and Cash Equivalents
Cash and cash equivalents include cash and amounts due from banks, interest-bearing bank balances and other highly liquid investments with original maturities of 90 days or less. The Company places its cash and cash equivalents with financial institutions and at times, cash held in bank accounts may exceed the Federal Deposit Insurance Corporation insurance limit. The Company monitors its risk of loss associated with such balances and deems the risk of loss to be remote. The carrying values of the Company’s cash and cash equivalents approximates fair value.
Restricted Cash
Restricted cash, which was $11.6 million as of December 31, 2021 and $6.1 million as of December 31, 2020, is restricted from withdrawal due to a contractual or regulatory requirement or not available for general use and as such is classified as restricted in the consolidated balance sheets. As of December 31, 2021 and 2020, restricted cash primarily includes funds held for the Company's trading and clearing businesses. Restricted cash also included the Company’s share of consideration from the sale of an equity investment, which was held in escrow at December 31, 2021.
Accounts Receivable, Net
Accounts receivable are concentrated with the Company’s member firms and market data distributors and are primarily collected through the Options Clearing Corporation (“OCC”) and the National Securities Clearing Corporation (“NSCC”). Transaction and clearing fees are netted against the liquidity payments for each member firm and the balance owed from a member firm is recognized as accounts receivable, net if the amount is to be received and as accounts payable and other liabilities if the amount is owed to the member firm. Management evaluates the Company’s accounts receivables periodically and determines an appropriate allowance for uncollectible accounts receivable based on anticipated collections. In circumstances where a specific member firm’s inability to meet its financial obligations is probable, the Company records a provision for uncollectible accounts against the member firm’s receivable. At December 31, 2021 and 2020, the allowance for accounts receivable was not material.
Margin and Security Deposits
MGEX Clearing members’ cash contributions are included in margin and security deposits in the consolidated balance sheets as both a current asset and a current liability. These balances may fluctuate over time due to changes in the amount of deposits required and whether members choose to provide cash or non-cash contributions. Non-cash contributions include U.S. Treasury Bill securities that must meet specific criteria approved by MGEX. Non-cash contributions are pledged assets that are not recorded in the consolidated balance sheets as MGEX does not take legal ownership of these assets and the risks and rewards remain with the clearing members.
Investments
The Company holds equity investments in certain non-marketable securities with no readily determinable fair values in which the Company does not have a controlling interest or significant influence. The Company generally accounts for equity investments using the measurement alternative when it owns less than 20% of the outstanding voting stock of a company and when there is an absence of readily determinable fair value for the respective investment. Equity classified non-marketable securities are subject to periodic review to determine whether any events or changes in circumstances indicate that the investments may no longer qualify for the measurement alternative and require remeasurement at fair value. To the extent the measurement alternative continues to apply, the Company evaluates whether there are any impairment indicators that require an impairment adjustment. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the equity investment.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
Fair Value Measurement
The Company accounts for certain assets and liabilities at fair value. Fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, which is the exit price.
The fair value hierarchy under GAAP prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The levels of the fair value hierarchy are as follows:
•
Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 — Inputs that reflect quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in inactive markets and inputs other than quoted prices that are directly or indirectly observable in the marketplace.

•
Level 3 — Unobservable inputs which are supported by little or no market activity.

Fixed Assets, Net
Fixed assets are stated at cost, net of accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets ranging from three to five years for furniture, equipment and software, and one to twenty five years for building and improvements. Fixed assets acquired under capital leases are depreciated over the life of the lease or the estimated useful life of the asset, whichever is shorter. Leasehold improvements are amortized over the shorter of the remaining term of the respective lease to which they relate or the remaining useful lives of the leasehold improvement. Any gain or loss on the retirement of assets is recognized currently.
Internally Developed Software, Net
The Company capitalizes costs of internally developed software incurred during the application development stage, which includes design, coding, installation and testing activities while costs incurred during the preliminary project stage are expensed as incurred. Once the software is ready for its intended use, these costs are amortized on a straight-line basis over the software’s estimated useful life, generally five years.
Impairment of Long-lived Assets
A review of impairment of long-lived assets is performed at least annually or when events or changes in circumstances indicate that the carrying values of the assets may not be recoverable. Impairment indicators may include, but are not limited to, a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable. Impairment losses are recorded if the asset’s carrying value is not recoverable through its undiscounted future cash flows. Impairment losses are measured based upon the difference between the carrying amount and estimated fair value of the related asset or asset group. No impairment losses were recorded for the years ended December 31, 2021 and 2020.
Goodwill and Other Intangible Assets, Net
Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of a business acquired. Goodwill is allocated to the Company’s reporting units based on the assignment of the fair values of each reporting unit of the acquired company. The Company tests goodwill for impairment at the reporting unit level annually on October 1st or more frequently if

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
conditions exist that indicate that the goodwill may be impaired. The Company performed its 2021 annual goodwill impairment test and determined that no impairment existed.
Intangible assets, net are comprised of customer relationships and exchange licenses. Intangible assets that have a finite life are amortized on a straight-line basis over their estimated useful lives, which is three years. Intangible assets determined to have an indefinite useful life are not amortized, but tested for impairment at least annually or more frequently if events and circumstances exists that indicate that the assets carrying value may be impaired.
The Company tests finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When these indicators exist, an estimate is made of the undiscounted net future cash flows over the remaining life of such assets. If the total of the estimated cash flows is less than the carrying amount, an impairment would exist, which is measured based upon the difference between the carrying amount and the fair value of the assets. The Company performed its annual intangible assets impairment test as of October 1st. No impairment was identified for intangible assets as of December 31, 2021 and 2020.
Foreign Currency
The financial statements of BSX are translated from Bermudan dollars into U.S. dollars. The Bermudan dollar is pegged to the U.S. dollar at a one-to-one ratio, resulting in no translation adjustments.
Business Combinations
The Company uses the acquisition method of accounting for business combination transactions, and, accordingly, recognizes the fair values of assets acquired and liabilities assumed in the consolidated financial statements. Transaction costs related to the acquisition of the acquired company are expensed as incurred. The allocation of fair values may be subject to adjustment after the initial allocation for up to a one-year period as more information becomes available relative to the fair values as of the acquisition date.
Debt Issuance Costs
All costs incurred to issue debt are capitalized as a contra-liability and amortized on a straight-line basis, which approximates the effective interest method, over the estimated remaining term of the debt.
Warrants
The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable GAAP guidance. The assessment considers whether the warrants are freestanding financial instruments and whether they meet the definition of a liability. Warrants are considered liability classified if the warrants are mandatorily redeemable, obligate the issuer to settle the warrants or the underlying shares by paying cash or other assets, or may require settlement by issuing a variable number of shares. Liability classified warrants are required to be accounted for at fair value on the date of issuance and each subsequent reporting period, with all changes in fair value after the issuance date reflected in earnings in the consolidated statements of operations.
If the warrants do not require liability classification, in order to conclude equity classification, the Company assesses whether the warrants are indexed to the Company’s common stock and whether the warrants are classified as equity under GAAP. Equity classified warrants are accounted for at fair value on the issuance date with no changes in fair value recognized after the issuance date.
Share-based Compensation
The Company has in effect stock incentive plans under which stock options have been granted to employees, non-employees and non-employee members of the Board of Directors. Occasionally, warrants

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
have also been granted to employees, non-employees and non-employee members of the Board of Directors. The Company records share-based compensation expense for all share-based compensation granted based on the grant-date fair value. Management uses the assistance of a third party to determine the estimated fair value of the Company’s common stock using the Company’s earnings projections and capitalization tables.
The fair value of the options and warrants is derived using a Black-Scholes option valuation model. This model requires the input of highly subjective assumptions including the fair value of the Company’s stock, the implied stock price volatility of similar public entities and the estimated life of each award. The Company estimates the expected term for stock options using the simplified method as the midpoint between the vesting date and the contractual expiration date of the award. Due to the limited trading history of the Company’s stock, the Company estimates the volatility using volatilities of a group of public companies in a comparable industry. The risk free interest rate is derived from the U.S. Treasury instruments with maturities similar to the expected term of the options. The fair value of equity-based awards granted to employees and directors is amortized over the vesting period of the award on a straight-line basis, net of any actual forfeitures.
GAAP establishes that equity-based payment transactions with non-employees shall be measured at the fair value of the equity instruments issued. When the equity instrument is utilized for measurement, the fair value of the equity instrument is estimated using the Black-Scholes option valuation model. In general, the Company recognizes expense in the same manner as if it was to pay cash for the services received instead of paying with the equity instrument.
Earnings per Share
Basic earnings per share (“EPS”) is calculated by dividing the net income (loss) available to the Company’s common stockholders by the weighted-average number of shares outstanding during the period.
Diluted earnings per share is calculated by dividing net income (loss) available to the Company’s common stockholders by the sum of the weighted average number of common shares outstanding plus all additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. The dilutive effect is calculated using the more dilutive of the two-class or treasury stock methods.
Income Taxes
Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.
The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the consolidated financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company’s policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the consolidated statements of operations.
Recent Accounting Pronouncements
Recent Accounting Pronouncements — Adopted
In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes existing revenue recognition guidance under GAAP.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
The standard’s core principle is that a company will recognize revenue, when it transfers promised goods or services to customers, in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard defines a five-step process to achieve this principle. This ASU also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts. The Company adopted Topic 606 on January 1, 2020, as allowed under ASU 2020-05, using the full retrospective method of transition. The Company did not restate prior periods because the adoption of Topic 606 did not have a material impact on the Company’s financial statements.
In June 2018, the FASB issued ASU 2018-07, Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of Topic 718 to include share-based payment transactions related to acquiring goods and services from nonemployees. ASU 2018-07 simplifies the accounting for such share-based payments by largely aligning it with the accounting for share-based payments to employees. ASU 2018-07 also amended Topic 606 and Topic 718 to require that share-based payments awards granted to a customer in conjunction with selling goods or services be accounted for under Topic 606 as consideration payable to a customer, which could result in the share-based payments being treated as an expense or a reduction of revenue, similar to other sales incentives (e.g., coupons or rebates). While Topic 606 provides guidance on presentation (i.e., reduction of revenue or expense), it does not provide guidance on measuring share-based payment awards treated as a reduction of revenue or on the balance sheet classification (e.g., liability or equity) of such awards on the balance sheet.
In November 2019, the FASB issued ASU 2019-08, Compensation — Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements — Share-Based Consideration Payable to a Customer. ASU 2019-08 requires that an entity measure and classify share-based payment awards granted in conjunction with the sale of goods and services to a customer that are not in exchange for a distinct good or service by applying the guidance in Topic 718. As a result, the amount recorded as a reduction in revenue would be measured based on the grant-date fair value of the share-based payment.
The Company adopted both ASU 2018-07 and ASU 2019-08 on January 1, 2020, using the required modified retrospective transaction approach. For ASU 2018-07, the Company assessed the cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption for all liability-classified nonemployee awards that had not been settled as of the adoption date, and equity-classified nonemployee awards for which a measurement date had not been established. The cumulative effect of the change resulting from the adoption of ASU 2018-07 and ASU 2019-08 did not have a material impact on the Company’s consolidated financial statements or related disclosures.
Recent Accounting Pronouncements — Not yet adopted
In February 2016 the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (Topic 842), and issued additional accounting standards updates which provided changes, modifications, clarifications, and interpretations related to this guidance thereafter (collectively, “ASU 2016-02”). ASU 2016-02 amends a number of aspects of lease accounting, including requiring lessees to recognize almost all leases with a term greater than one year as a right-of-use (“ROU”) asset and corresponding liability, measured as the present value of the future lease payments. The guidance is effective for nonpublic companies for fiscal years beginning after December 15, 2021. The Company adopted the ASU 2016-02 as of January 1, 2022.
The Company elected the transition practical expedients not to reassess its prior conclusions about lease identification, lease classification, and initial direct costs. The new guidance also provides practical expedients for ongoing lease accounting. The Company elected the recognition exemption for short term leases for all leases that qualify and elected to not separate lease and non-lease components for all existing asset classes.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
Based on the Company’s lease portfolio as of January 1, 2022, $9.6 million of ROU assets and $11.9 million of lease liabilities are expected to be recognized on the consolidated balance sheet upon adoption. The Company expects minimal impact to its consolidated statement of operations, consolidated statement of changes in stockholders’ equity and consolidated statement of cash flows.
In June 2016, the FASB issued ASU No. 2016-13 (amended by ASU 2019-10), “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, regarding the measurement of credit losses for certain financial instruments.” which replaces the incurred loss model with a current expected credit loss (“CECL”) model. The CECL model is based on historical experience, adjusted for current conditions and reasonable and supportable forecasts. The Company is required to adopt the new guidance on January 1, 2023. The new standard is not expected to have a material impact on the Company’s consolidated financial statements.
In August 2020, the FASB issued ASU 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40)”. The ASU simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. The FASB reduced the number of accounting models for convertible debt and convertible preferred stock instruments and made certain disclosure amendments to improve the information provided to users. The new standard is effective January 1, 2024 (early adoption is permitted, but not earlier than January 1, 2021). The new standard is not expected to have a material impact on the Company’s consolidated financial statements.
3.
BUSINESS COMBINATIONS

MGEX Acquisition
On December 4, 2020, the Company acquired all remaining shares of MGEX, a Designated Contract Market (“DCM”) and Derivatives Clearing Organization (“DCO”) for $15.4 million in cash and for 13,092,997 shares of common stock, valued at $105.6 million. In 2019, the Company had acquired one share of MGEX common stock representing a 0.25% interest, the fair value as on the date of acquisition was $0.3 million. The purchase price included the prepaid listing fees paid by the Company to MGEX prior to the acquisition date in the amount of $1.3 million. The acquisition of MGEX provides the Company with the ability to offer options and futures on new products exclusive to its exchanges and is included in the Company’s Futures segment.
Based on the aggregate purchase price of $121.0 million, $33.9 million was allocated to goodwill, and $78.0 million was allocated to intangible assets. The final allocation of the consideration transferred for the assets acquired and the liabilities assumed has been completed.
BSX Acquisition
On December 17, 2020, the Company completed the acquisition of the remaining 35.5% interest in BSX, an exchange operator in Bermuda focused on listing of securities products, regulated by the Bermuda Monetary Authority (“BMA”) for $4.6 million cash consideration. The acquisition provides the Company access to international markets and the ability to offer additional asset classes and is included in the Company’s Equities segment.
During 2019, the Company had obtained a controlling 64.5% economic and voting interest in BSX in three tranches, for total cash consideration of $2.9 million and common stock totaling 656,145 shares, valued at $4.6 million. Once a controlling interest was obtained in 2019, the preexisting interest was remeasured at fair value and the Company recorded an investment loss of $0.8 million. Based on the aggregate purchase price of $6.7 million, $0.6 million was allocated to goodwill, and $8.2 million was allocated to intangible assets.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
The Company expensed $7.0 million of acquisition-related costs during the year ended December 31, 2020 in connection with the acquisitions.
4.
REVENUE RECOGNITION

The Company generates revenues by assessing fees to its member firms for the services it renders, which include providing access to its exchanges, enabling transaction-based trading on its exchanges, and providing access to various market data. Revenue for the Company’s services are recognized as control of the services are transferred to the customer. The amount recognized is the amount that reflects the consideration the Company expects to be entitled to in exchange for its services.
The Company determines the transaction price at the outset of the arrangement based on the contractual and payment terms associated with the transaction. The typical term for the Company’s contracts with customers ranges from the time it takes to complete a single transaction to one month, depending on the service being provided. Customers are usually billed each month in arrears with standard payment terms, though the Company does occasionally bill customers in advance. Fees associated with each contract are fixed within the month in which the service is provided.
The Company assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service that is distinct — i.e., if such service is separately identifiable and if a customer can benefit from it on its own or with other resources that are readily available to the customer.
Transaction and clearing services:   Transaction and clearing services represent the customer’s right to be matched on the exchange with a corresponding buyer or seller and to have the transaction executed. Fees are a function of three variables: (1) exchange fee rates; (2) overall industry trading volume; and (3) market share achieved by the exchange platforms. Transaction and clearing fees are assessed on a per contract basis and are considered earned upon the execution of a trade and are recognized on a trade date basis. Transaction fees are recorded net of applicable volume discounts. Rebates paid for certain customer transactions are accounted for as consideration payable to a customer and are recorded separately as transaction rebates, which are classified within cost of revenue in the accompanying consolidated statement of operations. In the event that a member firm prepays for transaction fees, revenue is recognized as transaction fees are incurred.
Transaction and clearing fees also result in regulatory fees. Regulatory fees include the options regulatory fee (“ORF”) and Section 31 fees. ORF is in place to fund the Company’s regulatory oversight function of the exchange marketplace and is determined based on the number of customer contracts and cannot be used for non-regulatory purposes. Section 31 fees are transaction fees charged by the SEC to the exchanges. The Section 31 fees charged to customers are based on the fee set by the SEC per notional value of transactions executed on the Company’s securities markets and are calculated and billed monthly. The Section 31 fee collected by the Company is ultimately payable to the SEC, and is therefore classified within cost of revenue in the accompanying consolidated statement of operations.
Access fees:   Access fees include allowing the customer to connect its network to one of the Company’s exchanges for a specified period of time. Fees for these services are assessed to exchange members for the opportunity to trade and use other related functions of the exchanges. Access fees are billed monthly in accordance with the published fee schedule and recognized during the period the service is provided which is generally one month.
Market data fees:   Market data fees include making market data available to customers either through direct subscriptions or through the Company’s participation in U.S. Tape Plans. Market data revenue includes distributions from the U.S. Tape Plans, which is distributed based upon each individual exchange’s market share of U.S. volume, trades, and/or quotes. Market data revenue also includes market data revenue earned

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
from the sale of proprietary market data directly to the customer on a subscription basis. Market data revenue is recognized in the period the data is provided.
Consideration payable to a customer:   As discussed in the Transaction-based services section above, transaction rebates are accounted for as consideration payable to a customer and reduce revenue in the period in which the rebate is earned by the customer and the rebate is provided. Additionally, the Company issues certain warrants to customers as part of its Equity Rights Programs detailed in Note 16. Under these programs, the Company records the fair value of the number of warrants that vest in a period as a cost of revenues. Customers vest in the warrants as and when they transact certain volumes of trades on the Company’s exchanges which is considered a sales incentive offering that rewards customers solely in return for executing increased trading volumes with the Company.
The following table summarizes revenue disaggregated by the Company’s Options, Equities, and Futures segments and the Corporate & Other unit (in thousands):
	Year Ended December 31, 2021
	Options	Equities	Futures	Corporate & Other	Consolidated
Revenue
Transaction and clearing fees	$620,136	$31,781	$9,302	$—	$661,219
Access fees	50,796	4,332	—	(40)	55,088
Market data fees	19,066	7,074	2,416	4	28,560
Other revenue	290	2,036	3,181	1,169	6,676
	690,288	45,223	14,899	1,133	751,543
Timing of revenue recognition
Services transferred at a point in time	620,912	32,067	9,339	—	662,318
Services transferred over time	69,376	13,156	5,560	1,133	89,225
	$690,288	$45,223	$14,899	$1,133	$751,543
	Year Ended December 31, 2020
	Options	Equities	Futures	Corporate & Other	Consolidated
Revenue
Transaction and clearing fees	$400,232	$1,427	$447	$—	$402,106
Access fees	33,531	1,075	—	—	34,606
Market data fees	12,174	605	173	—	12,952
Other revenue	244	1,764	84	608	2,700
	$446,181	$4,871	$704	$608	$452,364
Timing of revenue recognition
Services transferred at a point in time	400,773	1,440	447	—	402,660
Services transferred over time	45,408	3,431	257	608	49,704
	$446,181	$4,871	$704	$608	$452,364
Deferred transaction revenue consists of prepaid transaction and non-transaction fees which are recognized as revenue when earned. During the year ended December 31, 2021, the Company received prepaid fees amounting to $1.5 million and recognized deferred transaction revenue of $6.8 million. During the year ended December 31, 2020, the Company received prepaid fees of $22.4 million, primarily related to the Company's equity rights program and recognized deferred transaction revenue of $12.7 million.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
Concentration of revenue:   For the years ended December 31, 2021, the Company derived $405.7 million of the $751.5 million in total revenue from three customers, with such customers accounting for 23%, 19% and 12% of the Company’s total revenue. For the years ended December 31, 2020, the Company derived revenue of $252.8 million from the same customers, with such customers accounting for 25%, 20% and 12% of the Company’s total revenue. No customer is contractually or otherwise obligated to continue to use the Company’s services. The loss of, or a significant reduction of, participation by these customers may have a material adverse effect on the Company’s business, financial position, results of operations and cash flows.
5.
INVESTMENTS

From time-to-time the Company makes investments in entities of strategic relevance. These investments primarily consist of illiquid and non-controlling positions in entities with no readily determinable fair value, which are carried at cost less any impairment and are adjusted for observable price changes from orderly transactions for identical or similar securities. As of December 31, 2021 and 2020, the carrying amount of investments made by the Company was $11.6 million and $9.7 million, respectively. There were no impairment or observable changes in price recorded during the years ended December 31, 2021 and 2020.
The Company held a minority equity investment of a privately-held company for a carrying amount of $2.9 million. The private company was acquired by a third party in October 2021, 80% of the consideration was received and the remaining 20% is held in escrow for a period of one year for any post-closing adjustments. The total cash consideration of the Company’s interest after deducting transaction costs amounted to $22.6 million, $18.1 million was received at closing and the remaining $4.5 million is held in escrow as of December 31, 2021. The gain on sale of investment amounted to $19.5 million, net of the accrued interest receivable of $0.1 million. The Company’s share of cash consideration held in escrow is treated as restricted cash.
6.
FIXED ASSETS AND INTERNALLY DEVELOPED SOFTWARE, NET

Fixed assets and internally developed software, net consisted of the following (in thousands):
	December 31,
	2021	2020
Fixed assets, net:
Land	$5,282	$5,282
Building and improvements	19,648	17,730
Furniture and equipment	74,596	67,339
Leasehold improvements	12,603	11,172
Purchased software	3,119	2,366
Less: Accumulated depreciation and amortization	(72,558)	(60,451)
Total fixed assets, net	$42,690	$43,438
Internally developed software, net:
Capitalized internal-use software	65,558	58,564
Less: Accumulated depreciation and amortization	(43,197)	(35,323)
Total internally developed software, net	$22,361	$23,241
Depreciation and amortization expense for fixed assets and internally developed software for the years ended December 31, 2021 and 2020 was $20.3 million and $16.1 million, respectively.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
7.
OTHER ASSETS, NET

The following table presents the components of other assets (in thousands):
	December 31,
	2021	2020
Notes receivable, net of $7.3 million allowance for credit losses as of December 31, 2021 and $3.2 million as of December 31, 2020	$21,000	$8,842
Prepaid membership fees	3,000	3,000
Other	1,202	1,228
Total other assets, net	$25,202	$13,070
The notes receivable relate to the consolidated audit trail (“CAT”), which involves the creation of an audit trail to enhance regulators’ ability to monitor trading activities in the U.S. markets through a phased implementation. The funding for the development of the CAT is ultimately expected to be provided by the Self-Regulated Organizations (“SROs”), which include the Company exchanges, and the industry members. The SROs have presented the SEC with a fee model for charging fees to the industry members and the funding to date has been provided by the SROs in exchange for promissory notes, which are expected to be repaid once the industry model is approved by the SEC and such industry member fees are collected. Until those fees are collected, the SROs may continue to incur additional significant costs.
The allowance for notes receivable associated with CAT is estimated based on anticipated collections. The following represents the changes in allowance for notes receivable for the year ended December 31, 2021 (in thousands):
Balance at January 1, 2021	$(3,242)
Provision for uncollectible amount	(4,053)
Write-offs charged against the allowance	—
Recoveries collected	—
Balance at December 31, 2021	$(7,295)

8.
ACCOUNTS PAYABLE AND OTHER LIABILITIES

The following table presents the components of accounts payable and other liabilities (in thousands):
	December 31,
	2021	2020
Accounts payable	$5,640	$3,876
Transaction rebates payable	30,086	19,205
Accrued expenses	7,486	7,663
Current portion of put obligation	5,356	4,717
Current portion of capital lease obligation	2,506	3,859
Marketing fees payable	4,932	4,728
Deferred rent	2,352	2,854
Section 31 fees payable	4,617	7,983
Accrued interest payable	3,413	1,442
Other	6,213	706
Accounts payable and other liabilities	$72,601	$57,033

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
9.
OTHER NON-CURRENT LIABILITIES

The following table presents the components of other non-current liabilities (in thousands):
	December 31,
	2021	2020
Deferred rent liability	$1,018	$1,044
Long term portion of capital lease obligation	86	2,592
Warrants on puttable shares	156,059	93,654
Puttable common stock from exercise of warrants	146,712	95,749
Other non-current liabilities	$303,875	$193,039
Warrants on puttable shares represents the fair value of the 12,936,093 warrants outstanding issued to the participants of the Company’s equity rights offering. The liability associated with these warrants on puttable shares is based on the estimated fair value of the warrants and are subject to remeasurement at each balance sheet date. Puttable common stock from exercise of warrants represent the fair value of the outstanding puttable common stock from exercise of the vested warrants by equity rights program participants. The Company remeasures the puttable common stock at each reporting date until the liability is settled and the change in fair value is recognized within non-operating expense (income) in the Company's consolidated statement of operations. See Note 16 — Equity for additional details.
10.
DEBT OBLIGATIONS

The carrying value of the Company’s outstanding debt consisted of the following as of December 31, 2021 and 2020 (in thousands):
		December 31,
	Interest Rate	2021	2020
Senior secured term loan	13.13% – 13.75%	$104,322	$85,323
Convertible loans	8% – 10%	64,693	8,542
PPP Loan	1%	—	3,117
Total		169,015	96,982
Unamortized debt discount, issue cost, and beneficial conversion factor		(4,935)	(4,741)
Total debt, including current obligations		164,080	92,241
Current portion of long-term debt		(15,000)	(6,000)
Total long-term debt		$149,080	$86,241
Senior Secured Term Loan
In March 2021, the Company refinanced its existing senior secured term loan for an additional $25.0 million at the stated interest rate of 13.13%. The resulting aggregate principal amount was $110.3 million which included the initial outstanding principal of $77.0 million and the accrued interest of $8.3 million. The amended loan is due to mature on April 26, 2024. The principal is repayable semi-annually commencing on December 31, 2021 and the interest is payable monthly. The Company issued 324,675 warrants to purchase the Company’s common stock to the lender at an exercise price of $7.25. The loan had an effective interest rate of 14.5%.
In conjunction with the loan, the lender is granted a first priority lien against certain assets of the Company. The lender’s lien does not apply to the ownership interest held by the Company in its exchange

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
subsidiaries and any other licensed entities. The loan agreement, contains customary representations, warranties and affirmative and negative covenants for facilities of its type, including financial covenants, events of default, and indemnification provisions in favor of the lender. The negative covenants include restrictions regarding the incurrence of liens, the incurrence of indebtedness and fundamental changes, subject to certain exceptions in each case. The financial covenants include requirements that the Company meet a quarterly financial test with respect to a minimum revenue to debt ratio of not less than 0.75x as of December 31, 2021 which increases over the term of the loan, and a maximum consolidated leverage ratio of not greater than 4.0x as of December 31, 2021 which decreases over the term of the loan. At December 31, 2021, the Company was in compliance with these covenants.
The initial loan agreement was entered into in June 2016, for an amount of $30.0 million. During 2019, the Company refinanced the loan with the same lender for a new principal amount of $77.0 million for a 5-year term maturing on April 26, 2024 with a fixed interest rate of 13.75%. Terms of the loan include the deferral or “PIK” of interest at a rate of 10% for the first 12 months of the loan with the remaining 3.75% of the interest rate payable in cash, followed by interest only payments for the next 19 months until amortizing payments commence. There was no outstanding deferred interest as of December 31, 2021, the amount of outstanding deferred interest was $3.1 million for the year ended December 31, 2020.
The Company recognized $15.3 million and $12.8 million of interest expense related to the senior secured term loan during the years ended December 31, 2021 and 2020, including $1.2 million and $0.9 million related to the accretion of the debt discounts and deferred financing costs, respectively.
Convertible Loans
During 2021, the Company issued $56.2 million of convertible promissory notes to existing stockholders and third party investors. The notes have a three year term from the date of issuance and accrue interest at a fixed rate of 10% per annum; the principal and the unpaid interest due is convertible at the option of the holder into shares of the Company’s common stock at a conversion price of $9 per share until the maturity date. The Company issued 200,000 warrants at an exercise price of $9.00 per share to the senior secured term loan lender for providing consent for the issuance of the convertible notes. The fair value of the warrants was $0.2 million, which was recorded as debt discount and will be amortized over the term of the loan.
During the year ended December 31, 2020, the Company issued a 9.5% convertible loan for $5.0 million to an existing stockholder due five years from the date of issuance. Interest is payable quarterly and the loan is convertible into the Company’s common stock at the option of the holder at a price of $8 per share. On issuance of the loan, the Company extended the maturity date of 3,615,693 warrants issued to the lender and its affiliates, the change in the fair value of the warrants issued amounted to $0.6 million. Should the notes be converted at maturity, the lender will receive a beneficial conversion feature allowing the conversion at 75% of the lowest issue price. The Company recorded the beneficial conversion feature at its intrinsic value of $0.4 million. This was recorded as a debt discount and an addition to additional paid-in capital. As of January 1, 2020, the Company had outstanding convertible loans of $3.5 million at interest rates ranging from 8% – 10%, convertible into the Company’s common stock at a price of $5 per share and are due to mature on April 26, 2024.
The Company recognized $3.6 million and $0.7 million of interest expense related to the convertible loans during the years ended December 31, 2021 and 2020, including $0.5 million and $0.3 million related to the accretion of the debt discounts and deferred financing costs, respectively.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
Annual principal repayments of the Company’s debt are as follows (in thousands):
Year Ending December 31,
2022	$15,000
2023	32,000
2024	117,015
2025	5,000
2026	—
$169,015
Paycheck Protection Program (“PPP”) Loan
Due to the economic uncertainties resulting from the Covid-19 global pandemic and the Company’s history of frequent capital raises, the Company entered into a Promissory Note in April 2020 for an amount of $3.1 million (the “PPP Loan”) pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). The PPP Loan had a two-year term and interest at a rate of 1.0% per annum. The Paycheck Protection Program provides that the PPP Loan may be partially or wholly forgiven if the funds are used for certain qualifying expenses as described in the CARES Act. The Company used the entire PPP Loan amount for qualifying expenses and the total outstanding principal of $3.1 million and interest of $36,197 was forgiven in June 2021 resulting in a gain on debt extinguishment of $3.2 million, which is recorded in Other, net on the consolidated statement of operations.
Lines of Credit
As of December 31 2021, MGEX maintained two unsecured revolving lines of credit with a bank, one for $6.0 million and another for $4.0 million. Both unsecured lines of credit expire on August 31, 2022. Borrowings bear interest at the bank’s prime rate less 0.25% (effective rate of 3.00% as of December 31, 2021 and 2020) and have an annual commitment fee of 0.40%. MGEX also maintained a secured line of credit which expires on August 5, 2022, and carries an interest at the bank’s prime rate of 3.25% as of December 31, 2021 and 2020 and an annual commitment fee of 0.25% through August 2022. At December 31, 2021 and 2020, there were no amounts outstanding on any lines of credit.
Interest expense related to the above line of credit totaled $0 for the years ended December 31, 2021 and 2020. MGEX is required to maintain certain financial minimums and restrictions. MGEX was in compliance with all such covenants for the year ended December 31, 2021.
11.
GOODWILL AND INTANGIBLE ASSETS

The following table presents the details of goodwill by segment (in thousands):
	Options	Futures	Equities	Total
Balance as of December 31, 2019	$—	$—	$562	$562
Additions – MGEX	—	33,857	—	33,857
Balance as of December 31, 2020	$—	$33,857	$562	$34,419
Additions	—	—	—	—
Balance as of December 31, 2021	$—	$33,857	$562	$34,419
The following table presents the gross carrying value and accumulated amortization for intangible assets (in thousands):

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
	December 31, 2021			December 31, 2020
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Exchange license	$85,000	$—	$85,000	$85,000	$—	$85,000
Customer relationships	1,150	(831)	319	1,150	(447)	703
Total	$86,150	$(831)	$85,319	$86,150	$(447)	$85,703
Intangible assets are comprised of exchange trading licenses which have an indefinite useful life amounting to $85.0 million and customer relationships amounting to $0.3 million, net of amortization. Customer relationship intangibles are amortized on a straight-line basis over a period of three years. The Company recorded amortization expense of $0.4 million for the years ended December 31, 2021 and 2020. The estimated future amortization expense of the customer relationships intangible asset is $0.3 million for 2022.
12.
EMPLOYEE BENEFIT PLAN

The Company maintains a voluntary defined contribution 401(k) plan in which employees may contribute up to 100% of their salary and bonus, subject to statutory maximum contribution amounts. Beginning January 1, 2021, the Company matches 50% of the first 6% of employee contributions. The expense relating to the matching contribution was $0.8 million for the year ended December 31, 2021. No contribution was made by the Company in 2020.
MGEX has an employee savings plan and trust for substantially all employees. Under this plan, each participant may contribute a certain percentage of their earnings, and MGEX makes a contribution equal to 50% of the participant’s contribution, not to exceed 4% of the participant’s annual compensation. In addition, under the non-elective portion of the plan, MGEX contributes an amount equal to 6% of the annual compensation of eligible employees. MGEX contributions to the above plan was $0.5 million for the year ended December 31, 2021 and $0.4 million for the period following the acquisition date for the year ended December 31, 2020. MGEX’s plan was merged with the Company’s 401(k) plan effective January 1, 2022.
13.
MARGIN AND SECURITY DEPOSITS

As of December 31, 2021 and 2020, MGEX had margin and security deposits totaling $411.7 million and $222.9 million, respectively, as summarized below (in thousands):
	December 31, 2021
	Cash	U.S. Treasury Bills(1)	Total
Margin deposits	$22,115	$329,047	$351,162
Security deposits	53,146	7,400	60,546
Total margin and security deposits	$75,261	$336,447	$411,708
	December 31, 2020
	Cash	U.S. Treasury Bills	Total
Margin deposits	$26,037	$139,785	$165,822
Security deposits	47,815	9,298	57,113
Total margin and security deposits	$73,852	$149,083	$222,935

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(1)
These amounts are not reflected in the consolidated balance sheets, as MGEX does not take economic ownership of these securities.

14.
FAIR VALUE MEASUREMENT

Assets and liabilities measured at fair value on a recurring basis.
The following tables present the Company’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis (in thousands):
	December 31, 2021
	Total	Level 1	Level 2	Level 3
Other non-current liabilities:
Warrants on puttable shares	$156,059	$—	$—	$156,059
Puttable common stock from exercise of warrants	146,712			146,712
Total other non-current liabilities	$302,771	$—	$—	$302,771
	December 31, 2020
	Total	Level 1	Level 2	Level 3
Other non-current liabilities:
Warrants on puttable shares	$93,654	$—	$—	$93,654
Puttable common stock from exercise of warrants	95,749	—	—	95,749
Total other non-current liabilities	$189,403	$—	$—	$189,403
The Company engages a third party to assist the Company in determine the fair value of the Company’s common stock. The fair value of the common stock is determined based upon a variety of factors including the price paid for the common stock by outside investors as well as the use of discounted cash flow and market approach methods. These methods include assumptions over the Company’s historical and projected revenue and earnings , the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, the valuation of comparable companies and the other general economic factors including economic growth, inflation, interest rate environment and discount rates. The Company also used a Black-Sholes model to value the warrants on puttable shares. The fair value of the Company's common stock is used as an input into the valuation of warrants.
For the years ended December 31, 2021 and 2020, the key inputs into the Black-Scholes model were as follows:
Inputs	December 31, 2021	December 31, 2020
Common stock price	$12.89	$8.07
Risk-free interest rate	0.00%	0.10%
Expected term (years)	0.1	1.1
Expected volatility	15.41%	43.20%
Dividend yield	0.00%	0.00%
Certain financial assets and liabilities, including cash and cash equivalents, accounts receivable and accounts payable are not measured at fair value on a recurring basis, but the carrying values approximate fair value due to their liquid or short-term nature.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
Assets and Liabilities Measured at Fair Value on a Non-recurring basis
The Company invests in securities without readily determinable fair values, the carrying value was $11.6 million and $9.7 million at December 31, 2021 and 2020, respectively. There were no impairments or adjustments to the carrying value of the investments without readily determinable fair values during the years ended December 31, 2021 and 2020.
The Company’s long-lived assets, including goodwill, indefinite-lived intangible and finite-lived intangible assets subject to amortization, are measured at fair value on a non-recurring basis. Fair value of these assets is estimated using primarily unobservable inputs. These assets are measured at cost but are written-down to fair value, if necessary, as a result of impairment.
Fair Value of Assets and Liabilities
The Company’s debt obligations are comprised of a fixed rate senior secured term loan, convertible loans, and a PPP loan which are presented at carrying value on the Company’s consolidated balance sheets. The senior secured term loan and the PPP loan are classified as Level 2 under the fair value hierarchy, and the fair value of the loans is determined by utilizing a discounted cash flow analysis. The convertible loans are classified as Level 3 under the fair value hierarchy. The fair value of the convertible loans is determined by utilizing a discounted cash flow analysis as well as a Black-Scholes valuation model to measure the fair value attributable to the conversion feature.
The carrying value and the fair values of the Company’s debt obligations for the year ended December 31, 2021 and 2020 were as follows (in thousands, except per share amounts):
	December 31,
	2021		2020
	Carrying value	Fair value	Carrying value	Fair value
Senior secured term loan	$104,322	$106,747	$85,323	$87,688
Convertible loans
Promissory notes convertible at $9 per share	56,151	80,419	—	—
Promissory notes convertible at $8 per share	5,000	7,717	5,000	5,000
Promissory notes convertible at $5 per share	3,542	9,132	3,542	5,718
PPP loan	—	—	3,117	3,117
	$169,015	$204,015	$96,982	$101,523
Information on Level 3 Financial Liabilities
The following table summarizes the changes in the fair value of the Company’s Level 3 financial liabilities during the year ended December 31, 2021 and 2020 (in thousands):
	Warrants on puttable shares	Puttable common stock from exercise of warrants
Balance as of December 31, 2019	$159,899	$—
Warrants exercised into puttable common stock	(84,453)	84,453
Cash proceeds upon exercise	—	7,486
Current portion of put obligation	—	(4,717)
Fair value adjustments	18,208	8,527
Balance as of December 31, 2020	$93,654	$95,749
Current portion of put obligation	—	(5,356)
Fair value adjustments	62,405	56,318
Balance as of December 31, 2021	$156,059	$146,712

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
15.
COMMITMENTS AND CONTINGENCIES

Purchase Commitments
The Company, from time-to-time enters into long term non-cancelable agreements with consultants and vendors to provide certain services. For the year ended December 31, 2021, the outstanding commitment was $12.4 million, of which $1.9 million is payable in 2022, $2.8 million in 2023, $2.3 million in 2024, $1.7 million in 2025 and $3.7 million is payable in 2026 and beyond.
Operating Leases
The Company currently leases office space under operating leases with third parties. Rental expense was $2.5 million and $2.0 million for the years ended December 31, 2021 and 2020, respectively. The Company’s minimum future annual rental obligations, exclusive of insurance, maintenance, and other costs, applicable to existing operating leases, are as follows (in thousands):
Years ending December 31,
2022	$3,275
2023	3,696
2024	3,744
2025	3,792
2026	790
Thereafter	—
Total	$15,297
MGEX leases office space to various third-party lessees. The future minimum lease payments to be received are as follows at December 31, 2021 (in thousands):
Years ending December 31,
2022	$1,630
2023	1,356
2024	1,025
2025	989
2026	993
Thereafter	1,055
Total	$7,048
MGEX Guaranty Fund
In the event of default by a clearing member, MGEX would first apply assets of the defaulting clearing member to satisfy its payment obligation. These assets include the defaulting member’s security deposits, margins, performance bonds, guarantees and any other available assets. Thereafter, if a loss remains, MGEX would use funds designated from the applicable tranche of the guaranty fund, in the order of priority listed by rules, with each source of funds to be completely exhausted, to the extent practical, before the next source is applied.
MGEX maintains one guaranty fund with two separate tranches that reflect relative contributions from different product classes to the guaranty fund. Following a default, MGEX would attempt to isolate the loss to the relevant tranche of the default waterfall before applying any funds from the other tranche. The

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
order of funds utilized would be: excess funds of the defaulting clearing member, security deposits of the defaulting clearing member, margins and performance bonds of the defaulting clearing member and payments of any guarantor, the MGEX clearing house reserve funds dedicated to the relevant tranche(s), security deposits of non-defaulting clearing members in the relevant tranche, and in certain instances, then surplus funds of MGEX. In the event a loss still remained, MGEX would use any clearing house reserve funds from the other tranche that had not been applied before utilizing security deposits of non-defaulting clearing members from the other tranche.
MGEX is a DCM and a DCO that operate under the regulatory oversight of the CFTC. As such, MGEX is required to maintain financial resources to cover its projected operating costs for a period of at least one year. The financial resources must include unencumbered, liquid financial assets which may include a committed line of credit or similar facility equal to at least six months of its projected operating costs. As of December 31, 2021, MGEX was in compliance with all DCM and DCO financial requirements.
Claims and Litigation
Nasdaq
On September 1, 2017, Nasdaq, Inc., filed an action against the Company in the U.S. District Court for the District of New Jersey alleging patent infringement and trade secret misappropriation relating to Nasdaq’s electronic trading technology and platforms. The Company subsequently filed six petitions before the Patent Trial and Appeal Board (“PTAB”) at the United States Patent and Trademark Office (“USPTO”) seeking a determination that the subject patent is invalid under the current law. All claims asserted by Nasdaq against the Company under the six patents at issue were invalided by the PTAB in 2019. On January 27, 2022 the PTAB granted authorization for Nasdaq to file Requests for the USPTO Director to Review the PTAB’s Final Written Decisions, which invalidated the patents asserted against MIAX in litigation (“Review Requests”). On February 28, 2022, Nasdaq filed the Review Requests with the USPTO Director. The Director may grant or deny Nasdaq’s Review Requests at her own discretion.
On August 31, 2021, MIH filed an Answer and Counterclaims in the NJ District Court. MIH’s Answer included denials of the allegations made by Nasdaq in the Complaint and Counterclaims including monopolization antitrust claims, patent misuse, sham litigation, and fraud on the USPTO by Nasdaq. The Company is seeking declaratory judgment that the patents at issue are invalid and unenforceable and that the Company did not infringe. The Company is also seeking attorneys’ fees and costs and such other relief as the Court may find to be just and proper. The Company intends to defend its interest in this matter vigorously.
General
As a self-regulatory organization under the jurisdiction of the SEC, and as a designated contract market under the jurisdiction of the CFTC, and a registered exchange under the jurisdiction of the BMA, the MIAX Exchanges, MGEX, and the BSX are subject to routine reviews and inspections by the SEC, CFTC, and BMA. Management does not believe that the outcome of any of these reviews or inspections will have a material impact on the consolidated financial position, results of operations or cash flows of MIH.
In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
16.
EQUITY

Common Stock
At December 31, 2021 and 2020, the Company was authorized to issue up to 400,000,000 shares of voting common stock, $0.001 par value, 200,000,000 shares of non-voting common stock, $0.001 par value.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
There were 101,241,599 and 96,537,147 shares of common stock issued and outstanding, including 11,792,768 and 12,449,329 shares of redeemable common stock as of December 31, 2021 and 2020, respectively. Certain stockholders owning common stock of the Company have entered into an agreement pursuant to which the parties to that agreement are individually and collectively prohibited from voting shares of common stock held in excess of 19.99% of the issued and outstanding shares of the Company’s common stock.
As of December 31, 2021 and 2020, 100,411,640 and 94,204,610 shares of common stock, respectively, were reserved for issuance in connection with warrants, convertible loans, share based payment plans and common stock to be granted to third parties.
Preferred Stock
The Company is authorized to issue up to 25,000,000 shares of preferred stock $0.001 par value in one or more series, as may be designated by the Board of Directors.
Each share of preferred stock is convertible into a share of common stock on a one-to-one basis upon the occurrence of the following events: once the Company becomes a public company, upon a merger or consolidation, or upon the sale of all or substantially all of the Company’s assets. The preferred stock has no voting rights, except with respect to certain transactions for which the preferred stock are entitled to vote separately as a class. There were 822,100 and 627,000 shares of preferred stock outstanding at December 31, 2021 and 2020, respectively.
In 2010, all outstanding Series A preferred shares were converted into common stock. As part of this conversion, the holders converting Series A preferred shares received contingent promissory notes totaling $15 million payable upon a deemed liquidation event which includes a merger or sale of the Company. As of December 31, 2021, there are no outstanding preferred shares with liquidation preferences.
Warrants
The Company issues warrants to purchase shares of common stock primarily in connection with equity rights programs (see Equity Rights Offering), stock issuances, certain debt issuances, and consulting agreements. There were outstanding warrants to acquire 49,280,013 and 52,368,710 shares of common stock outstanding at December 31, 2021 and 2020, respectively. The outstanding warrants at December 31, 2021 include 30,355,407 warrants issued to the Company’s Equity Right Program (“ERP”) participants.
The warrants vest over time or upon the achievement of performance criteria with respect to certain warrants issued in connection with certain service providers and generally expire at various times through 2025. In certain cases, warrants are granted to certain service providers that vest only upon the satisfaction of performance-based conditions such as the Company’s consummation of a liquidation event or an IPO. As of December 31, 2021, 10,460,547 warrants were unvested. In 2021 and 2020, the fair value of each warrant grant was derived using the Black-Scholes option pricing model. For the years ended December 31, 2021 and 2020, the Company recorded $1.9 million and $1.4 million, respectively, of share-based compensation expense related to warrants issued in connection with consulting agreements.
During the years ended December 31, 2021 and 2020, the Company raised proceeds of $7.2 million and $10.1 million through the exercise of 1,960,712 and 11,168,917 of previously issued warrants to purchase common stock and $0.2 million and $10.1 million was raised through the issuance of 300,000 and 4,757,365 of new warrants to purchase common stock. The Company issued an aggregate of 1,918,763 and 14,962,653 shares for the year ended December 31, 2021 and 2020, respectively.
The following table summarizes information about warrant activities for the years ended December 31, 2020 and December 31, 2021:

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
	Common Stock Warrants
	Warrants	Weighted Average Exercise Price
Outstanding at December 31, 2019	60,825,704	$2.60
Granted	15,380,349	$4.60
Exercised	(15,580,565)	$0.96
Forfeited	(5,928,337)	$1.60
Expired	(2,328,441)	$5.92
Outstanding at December 31, 2020	52,368,710	$3.63
Granted	2,543,424	$8.59
Exercised	(1,960,712)	$3.83
Forfeited	(488,147)	$3.64
Expired	(3,183,262)	$6.75
Outstanding at December 31, 2021	49,280,013	$3.68
Additional information regarding warrants outstanding as of December 31, 2021 is as follows:
	Warrants to Purchase Common Stock
	Weighted average exercise price	Expiration Date	Number of warrants outstanding
Issued with debt	$6.59	Sep 2022 – Jul 2026	2,121,335
Issued to employees, directors and service providers	$7.44	Jan 2022 – Feb 2029	7,923,214
Issued with common stock	$6.32	Mar 2022 – Apr 2026	4,122,692
Purchase of warrants	$7.25	Oct 2025 – Dec 2025	4,757,365
Issued to Strategic Investors	$1.59	Jan 2022 – Sep 2027	30,355,407
Outstanding at December 31, 2021			49,280,013
Equity Rights Program (“ERP”)
The Company launched its first ERP, ERP I in September 2013 and subsequently introduced four additional ERPs between February 2015 and September 2020. Each ERP included a certain number of units allowing the Company’s customers to obtain common stock warrants in return for a prepaid fee, which is applied to future purchases by the customer of the Company’s services. The customer vests in the common stock warrants in tranches over designated time periods based on certain performance criteria, which generally require the customer to execute qualifying trades on the Company’s exchanges in an amount equal to a specified fixed percentage of the average daily volume of trades on the applicable exchange.
The shares of common stock and warrants issued under ERP I and II are classified as liability instruments and the shares of common stock and warrants issued under ERP III, IV and V are classified as equity instruments on the Company’s consolidated balance sheets. The ERP Awards are determined by the Company to be consideration payable to a customer and recorded as cost of revenue on the Company’s consolidated statements of operations based on the grant date fair value of the awards.
Equity Rights Offering I (ERP I) — On September 27, 2013, the Company authorized the issuance and sale of up to ten A-Units and up to ten B-Units to the members of the MIAX Options Exchange. Each A-Unit consisted of (i) 101,695 shares of common stock of the Company, par value $0.001 per share for a purchase price of $5.00 per share and (ii) Warrants (the “A-Warrants”) to purchase up to 2,182,639 shares of

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
common stock. Each B-Unit consisted of common stock purchase warrants (the “B-Warrants”) to purchase 1,713,251 shares of common stock.
Ten percent or 218,264 A-Warrants vested upon closing of the offering. The remaining 1,964,375 A-Warrants and all of B-Warrants vested over a 22.5 month period provided that ERP participants met the specific performance criteria, which required the participant to trade an agreed-upon number of options contracts, subject to certain exceptions, on MIAX Option Exchange on a daily basis over a specified number of months. Both A-Warrants and B-Warrants have an exercise period which commenced upon vesting and expired on August 31, 2020. In August 2020, all outstanding A-Warrants and B-Warrants were exercised.
Equity Rights Offering II (ERP II) — On January 30, 2015, the Company entered into a second equity rights offering with seven participants to acquire 18 D-Units for a total prepaid fee of $4.5 million. Each D-unit consisted of common stock purchase warrants to purchase 1,353,518 shares of common stock of the Company and the term of the offering was for the 29-month period commencing February 1, 2015 and ending June 30, 2017. The basic terms of ERP II were similar to those of ERP I. The ERP II warrants expire on the earlier of (i) January 31, 2022 or (ii) the two year anniversary of an initial public offering of the Company’s common stock where the offering price, net of underwriting discounts and commissions, exceed $250.0 million (“Qualified Public Offering”) or (iii) a merger or sale of the Company.
Warrants on Puttable Shares and Puttable Common Stock from Exercise of Warrants:
The Company recorded the warrants issued to ERP I and II participants and the underlying puttable common stock issued upon exercise as a liability. ERP I and II participants have put rights to require the Company to purchase a certain percentage of the shares held on the put vesting date in cash at a price per share equal to a fixed percentage of the fair market value of the Company’s common stock. Eligible participants can exercise the put rights during the 90 day period commencing on the initial put vesting date and each anniversary thereof (each, an annual (“Put Period”).
The Company recorded a liability of $156.1 million and $93.7 million relating to the warrants outstanding with puttable shares representing the fair value of the warrants liability at December 31, 2021 and 2020, respectively. The liability associated with the warrants on puttable shares is based on the estimated fair value of the warrants and is subject to remeasurement at each balance sheet date, with any change in the fair value recognized as a component of non-operating income (expense) in the consolidated statement of operations. The Company determined the initial and subsequent fair value measurements of the warrant liability using a Black-Scholes valuation model. The assumptions used in preparing the Black-Scholes valuation model for determining the fair value of the warrants as of December 31, 2021, include (i) fair value of the Company’s common stock of $12.89 (ii) volatility of 15.41% (iii) risk-free interest rate of 0.00% (iv) unit strike price of $0.83 and (v) remaining term (in years) of 0.1 years.
In the event that vested warrants are exercised and converted into puttable common stock, the Company reflects the fair value of these shares in other non-current liabilities on the consolidated balance sheets. The Company measures the puttable common stock from exercise of warrants at fair value. The fair value of the puttable common stock is determined based on the estimated fair value of the Company’s common stock, see Note 14 — Fair Value Measurement for details regarding the Company’s common stock valuation. Puttable common stock is remeasured at each reporting period until settlement or when the redemption feature is eliminated and the change in fair value is recorded as non-operating income (expense) within the consolidated statements of operations. The fair value of the puttable common stock from exercise of warrants outstanding was $146.7 million and $95.7 million at December 31, 2021 and 2020, respectively.
The put closing date for a put right exercise is no later than 120 days following the Company’s receipt of a put notice, subject to the applicability of any regulatory approvals that may be required in connection therewith. Notwithstanding the foregoing, the Company, in its discretion, may elect to fund the put price in installments: one-third (1/3) shall be paid on the put closing date and the remaining two-thirds (2/3) shall

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
be paid in equal payments on each of the two succeeding calendar year anniversaries of the put closing date. The Company may at its option, elect to defer payment of such payment until the first anniversary of the put closing date, such that two-thirds (2/3) of the put price will be funded on the first anniversary of the put closing date, with the balance of the put price due and payable on the third anniversary of the put closing date.
The holders have the ability to rescind their election to put the shares to the Company any time prior to settlement, at which time the holder receives cash and simultaneously transfers the common shares back to the Company. Until settlement, the puttable common stock is considered legally outstanding. The holders have the ability to put the shares at a later date after rescinding the previously elected put option. Therefore, the Company defines the settlement date as the date in which the holder exchanges their puttable common stock for cash.
During 2020, the Company received a put notice from an ERP I participant to redeem 1,969,683 shares of common stock, representing 90% of the warrants vested, in exchange for a $14.2 million cash payment. The Company elected to defer payment and paid one-third of the put obligation on February 25, 2021, the put closing date, with the remaining two payments to be made on each of the two succeeding calendar year anniversaries of the put closing date. During 2021, the Company received a put notice from the same ERP I participant to redeem the remaining 10% of the shares of the common stock amounting to 218,854 shares for a cash payment of $1.9 million. The Company elected to defer the payment over three years, with the first payment of $0.6 million due in February 2022 and the remaining $1.1 million due on the two succeeding calendar year anniversaries of the put closing date. The Company recognizes the put obligation liability at the greater of put price or current fair value of the puttable common stock as the put right is rescindable at any time prior to settlement date.
The total amount of $5.4 million, which is payable in February 2022 is recorded in accounts payable and other liabilities on the consolidated balance sheets as of December 31, 2021. The amounts to be paid on the succeeding calendar year anniversaries, totaling $6.0 million at December 31, 2021, is included in the puttable common stock from exercise of warrants account within the other non-current liabilities on the consolidated balance sheets. The change in the fair value of the common stock that the holder has elected to put to the Company is reflected as non-operating expense (income) within the consolidated statement of operations until the shares are repurchased by the Company. In February 2022, the same ERP I participant withdrew the 2020 put exercise with respect to 656,561 shares totaling $4.7 million subject to the second installment due on February 25, 2022, leaving the final $4.7 million installment payment due on February 25, 2023 as well as the final two payments of $0.6 million each for the 2021 put exercise in February 2023 and 2024.
The terms of ERP III, IV and V are similar to ERP I and II, except the shares do not have any put rights and therefore the ERP III, IV and V awards are equity classified.
Equity Rights Offering III (ERP III) — On June 30, 2017, the Company entered into a third equity rights offering with eight participants to acquire 20 H-Units for a total prepaid fee of $10.0 million. Each H-Unit consists of common stock purchase warrants to purchase 414,661 shares of common stock of the Company and required a prepaid fee of $0.5 million. The term of the offering was a 42-month period commencing July 1, 2017 and ending December 31, 2020. The basic terms of the third offering are similar to the first two offerings with the respect to warrant exercise periods, but do not contain a put right. ERP III warrants have similar expiration terms as the prior programs with an earlier expiration date of (i) June 30, 2024, or (ii) the two-year anniversary of a Qualified Public Offering or (iii) a merger or sale of the Company.
For the year ended December 31, 2020 the Company recognized warrant expense of $6.0 million representing the fair market value associated with vested warrants. These expenses are included in cost of revenues in the consolidated statement of operations.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
Equity Rights Offering IV (ERP IV) — On April 30, 2018, the Company entered into a fourth equity rights offering with 10 participants to acquire 25 J-Units for a total prepaid fee of $6.3 million. Each J-Unit consists of warrants to purchase 416,344 shares of common stock of the Company and required a prepaid fee of $250,000. The term of the offering is a 32 month period commencing May 1, 2018 and ending December 31, 2020. The basic terms of the fourth offering are similar to the first two offerings with the respect to warrant exercise periods, but like ERP III do not contain a put right. ERP IV warrants have similar expiration terms as the prior programs with an earlier expiration date of (i) April 30, 2025 or (ii) the two-year anniversary of a Qualified Public Offering or (iii) a merger or sale of the Company.
For the year ended December 31, 2020 warrant expense of $7.6 million was recorded representing the grant date fair market value associated with vested warrants. These expenses are included in cost of revenues in the consolidated statement of operations. Additionally, the Company amortized $0.1 million of the prepaid transaction fees to income during the year ended December 31, 2020. All prepaid fees related to this offering are fully amortized as of December 31, 2020.
Equity Rights Offering V (ERP V) — On September 11, 2020, the Company closed a fifth equity rights offering with nine firms for 22 L-Units providing for the issuance of warrants to purchase a total of 9,507,586 shares of common stock, representing 432,163 shares per L-Unit. The L-Warrants vest over a 42 month period provided that the participant met the specific performance criteria, which required the participants trade an agreed-upon number of equities contracts, subject to certain exceptions, on MIAX PEARL on a daily basis over a specified number of months. In the event of a Qualified Public Offering, merger or other liquidating event, it will result in the immediate vesting of all unvested Warrants that remain eligible to vest with the L-Unit participant. The warrants expire earliest from (i) September 11, 2027, (ii) or the two year anniversary of a Qualified Public Offering, (iii) or a merger or sale of the Company. Upon closing, the Company collected $22 million of prepaid fees from participating member firms. The Company amortized $7.3 million and $10.7 million of the prepaid fees during December 31, 2021 and 2020, leaving an unamortized balance of $4.0 million as of December 31, 2021, which is included in deferred transaction revenue in the consolidated balance sheets.
For the year ended December 31, 2021, the Company recognized warrant expense of $2.7 million representing the fair market value associated with vested warrants. These expenses are included in cost of revenues in the consolidated statement of operations. There were no warrant expenses in 2020 as the vesting period for the warrants commenced in 2021.
17.
SHARE-BASED COMPENSATION

In accordance with the Company’s stock incentive plans, the Company may grant stock option awards to employees, consultants and non-employee members of the Company’s Board of Directors. The Company may grant restricted stock awards to employees, consultants and non-employee members of the Company’s Board of Directors.
On January 26, 2021, the Company adopted the 2021 Stock Option and Incentive Plan for Employees and Consultants (“2021 plan”) whereby the Company may grant up to 18,000,000 shares of common stock for the Company’s non-voting common stock. In addition to the 2021 plan, the Company has outstanding stock awards granted pursuant to the 2013 Director Stock Incentive Plan and the 2013 Employee Stock Incentive Plan (together, the “2013 Plans”), which were both effective November 15, 2013 and the 2008 Director Stock Incentive Plan and the 2008 Employee and Consultant Stock Incentive Plan (“2008 plan”). The 2008 plan was terminated on May 26, 2018. As of December 31, 2021, 13,269,273 shares remained available for grant under the 2021 plan and 2013 plan. The number of additional shares issuable in accordance with the Company’s various Employee and Director Stock Incentive Plans at December 31, 2021 and 2020 were 49,493,562 and 44,942,409 shares, respectively.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
Valuation Assumptions
Share-based compensation payments related to stock options are recognized in the consolidated financial statements based on the grant date fair value using the Black-Scholes option pricing model. Share-based compensation expense is recognized over the related service or vesting period, net of actual forfeitures. The following assumptions were used by the Company for determining the fair value of awards granted:
	December 31,
	2021	2020
Weighted-average expected term (years)	5.0 – 6.0	5.0 – 6.0
Volatility (range)	21.87 – 22.53	18.75 – 22.0
Risk-free interest rate (range)	0.59% – 1.39%	0.31% – 1.40%
Dividend yield	0.00%	0.00%
Stock options:
The Company granted options to purchase shares of preferred stock and non-voting common stock under the Company’s stock incentive plan. There were options to acquire 43,289,640 and 40,421,115 shares of preferred stock and non-voting common stock outstanding at December 31, 2021 and 2020, respectively. The options are exercisable at prices that range from $5.00 to $8.17 per share. The options generally vest over a period of up to five years and expire after ten years.
Share-based compensation expense is included in compensation and benefits expense in the consolidated statements of operations. The following table summarizes the share-based compensation expense related to stock options (in thousands):
	December 31,
	2021	2020
Share-based compensation expense recognized	$11,060	$9,702
Share-based compensation expense unrecognized	$15,402	$13,830
Weighted average period of unrecognized share-based compensation cost	2.09 years	2.30 years
The following table summarizes information about the stock option activity during the years ended December 31, 2021 and 2020 (in thousands):
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (in Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2019	35,727,320	$5.70
Granted	7,137,128	$7.26
Exercised	(233,333)	$5.19
Forfeited	(2,210,000)	$5.25
Outstanding at December 31, 2020	40,421,115	$6.00	5.81	$83,578
Exercisable at December 31, 2020	30,723,721	$5.76	4.80	$70,835
Granted	7,174,152	$7.91
Exercised	(196,100)	$5.02
Forfeited	(4,109,527)	$5.75
Outstanding at December 31, 2021	43,289,640	$6.35	5.81	$283,223
Exercisable at December 31, 2021	33,348,212	$5.99	4.85	$229,970

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
Additional information regarding stock options outstanding as of December 31, 2021 is as follows (in thousands):
		Stock Options Outstanding			Stock Options Exercisable
Exercise Price	Number of Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value	Number Exercisable	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value
$5.00	6,502,917	1.76	$5.00	$51,308	6,502,917	$5.00	$51,308
$6.00	23,952,111	5.13	$6.00	165,030	22,629,043	$6.00	155,914
$6.75	400,000	8.18	$6.75	2,456	183,334	$6.75	1,126
$7.00	1,543,378	8.50	$7.00	9,090	1,503,379	$7.00	8,855
$7.50	20,000	9.25	$7.50	108	—	$7.50	—
$7.61	5,877,750	8.97	$7.61	31,035	1,249,305	$7.61	6,596
$7.75	440,000	9.31	$7.75	2,262	—	$7.75	—
$8.07	4,423,484	9.60	$8.07	21,321	1,280,234	$8.07	6,171
$8.17	130,000	9.90	$8.17	614	—	$8.17	—
	43,289,640	5.81	$6.35	$238,224	33,348,212	$5.99	$229,970
Restricted Stock
For the year ended December 31, 2021 and 2020, the Company granted 1,690,928 and 509,627 shares of restricted non-voting common stock, respectively, to certain Company executives and other employees. The Company grants restricted stock awards that vest upon the satisfaction of both time-based service and performance-based conditions. In certain cases, restricted stock is granted to certain employees that vest only upon the satisfaction of performance-based conditions such as the Company’s consummation of a deemed liquidation event or an IPO. As of December 31, 2021 and 2020, no share-based compensation expense had been recognized for such awards with a performance condition based on the occurrence of a qualifying event.
Total compensation expense related to the shares granted was $3.5 million and $1.5 million for the years ended December 31, 2021 and 2020, respectively and is included in employee compensation and benefits costs on the consolidated statements of operations. Share-based compensation expense related to the restricted stock awards is measured on the grant date fair value of the Company's common stock, See Note — 14 Fair Value Measurement for details regarding the Company's common stock valuation. As of December 31, 2021, there was $28.5 million of unrecognized compensation cost. Of this amount, $15.0 million relates to awards for which the time-based vesting condition is not fully satisfied, the weighted average period of unrecognized share-based compensation cost is 2.52 years. Unrecognized share-based compensation of $13.5 million relates to awards for which performance-based vesting condition had not yet been satisfied.
The following table summarizes information about the unvested restricted stock activity during the years ended December 31, 2021 and 2020:

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
	Number of Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2019	3,370,000	$7.69
Awarded	509,627	$7.55
Outstanding at December 31, 2020	3,879,627	$7.67
Awarded	1,690,928	$8.16
Forfeited	(8,300)	$8.17
Outstanding at December 31, 2021	5,562,255	$7.82

18.
SEGMENT REPORTING

The Company reports its results of operations through the following three business segments — Options, Equities and Futures. The following is a brief description of the primary business activities of the Company’s three reportable operating segments:
Options — The Options segment includes listed options on the stocks of individual corporations (“equity options”) and options on exchange-traded products (“ETPs”), such as exchange-traded funds (“ETFs”), which are “multi-listed” options and listed on a non-exclusive basis. These options trade on MIAX, MIAX PEARL, and MIAX Emerald, all U.S. national security exchanges. MIAX also offers options on market indices (“index options”). The Options segment also includes applicable market data revenue generated from the consolidated tape plans, the licensing of proprietary options market data, index licensing, and access services.
Equities — The Equities segment includes listed US equities and ETP transaction services that occur on MIAX PEARL as well as BSX, which is primarily focused on listing of securities products. The Equities segment also includes applicable market data revenue generated from the consolidated tape plans, the licensing of proprietary equities market data, routing services, and access services.
Futures — The Futures segment includes transaction services provided by the Company’s futures exchange, MGEX, which includes offerings for trading and clearing of futures products, the licensing of proprietary market data, as well as access services.
Corporate and other — Corporate and other includes certain other business ventures, corporate costs and operations including intersegment elimination as such items are not used to evaluate the operating performance of the above segments.
An operating segment is generally defined as a component of business for which discreet financial information is available and whose results are reviewed by the chief operating decision-maker. Operating segments are aggregated into reportable segments if certain criteria are met. The Company’s chief operating decision maker manages business operations, evaluates performance and allocates resources based on the segments net revenues and operating income. Revenue and cost of revenue is recorded specifically in the segment in which they are earned or to which they relate. The Company directly allocates expenses to the operating segments when reasonably possible to do so.
The Company’s chief operating decision maker does not review segment level assets or statements of income below operating income (loss) by segments; therefore, such information is not presented below. The following table presents certain selected financial information for the Company’s reportable operating segments and Corporate & Other (in thousands):

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
	Year Ended December 31, 2021
	Options	Equities	Futures	Corporate & Other	Consolidated
Revenues	$690,288	$45,223	$14,899	$1,133	$751,543
Less: Cost of revenue	523,740	41,921	4,540	—	570,201
Revenues less cost of revenue	166,548	3,302	10,359	1,133	181,342
Operating expenses(1)	75,439	27,515	22,237	32,427	157,618
Operating income (loss)	$91,109	$(24,213)	$(11,878)	$(31,294)	$23,724
	Year Ended December 31, 2020
	Options	Equities	Futures	Corporate & Other	Consolidated
Revenues	$446,181	$4,871	$704	$608	$452,364
Cost of revenue	337,321	1,241	—	—	338,562
Revenue less cost of revenue	108,860	3,630	704	608	113,802
Operating expenses(1)	62,565	23,904	5,845	25,685	117,999
Operating income (loss)	$46,295	$(20,274)	$(5,141)	$(25,077)	$(4,197)

(1)
Depreciation and amortization expense amounted to $10.1 million, $6.3 million and $0.6 million for the Options, Equities and Futures segments, respectively and $3.5 million for Corporate and Other for the year ended December 31, 2021. For the year ended December 31,2020, the depreciation and amortization expense was $11.3 million, $4.1 million and $0.3 million for the Options, Equities and Futures segments, respectively and $1.6 million for Corporate and Other.

19.
INCOME TAXES

Income tax expenses (benefit) for the year ended December 31, 2021 and 2020 consists of the following (in thousands):
	Year Ended December 31,
	2021	2020
Current
Federal	$—	$—
State	2,574	140
Total current	2,574	140
Deferred
Federal	89	(11,543)
State	321	(1,417)
Total deferred	410	(12,960)
Total income tax expense (benefit)	2,984	$(12,820)

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
A reconciliation of the statutory federal income tax rate to the effective income tax rate for the years ended December 31, 2021, and 2020 is as follows:
	Year Ended December 31,
	2021	2020
U.S. federal statutory income tax rate	21.0%	21.0%
State taxes, net of federal benefit	(2.6)%	2.2%
Non-deductible ERP expense	(13.5)%	(2.4)%
Return to provision adjustments	(0.1)%	2.9%
Change in valuation allowance	(8.6)%	7.4%
Other	0.5%	(2.5)%
Effective income tax rate	(3.3)%	28.6%
The components of deferred tax assets and liabilities as of December 31, 2021 and 2020 are as follows (in thousands):
	As of December 31,
	2021	2020
Federal and state net operating losses	$44,048	$52,646
Accrued expenses	4,149	4,658
Interest carryforward	8,266	8,969
Unexercised ERP Warrants	60,352	40,925
Stock based compensation	29,289	25,400
R&D credits	3,016	3,016
Depreciation and amortization	11,016	12,198
Other	433	517
Gross deferred tax assets	160,569	148,329
Valuation allowance	(139,268)	(126,225)
Net deferred tax assets	$21,301	22,104
Outside basis – Intangibles	(24,799)	(24,974)
Internally developed software	(6,586)	(6,805)
Deferred tax liabilities	(31,385)	(31,779)
Net deferred tax liability	$(10,084)	$(9,675)
The Company provides a valuation allowance against deferred tax assets if, based on management’s assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Based on the Company’s assessment at December 31, 2021 and December 31, 2020 which was based on historical operating results, the Company recorded a valuation allowance of $139.3 million and $126.2 million, respectively.
At December 31, 2021, the Company had Federal net operating loss carryforwards of $176.9 million. Federal net operating losses in the amount of $84.2 million incurred for years ending on or before December 31, 2017 have a twenty year carryforward period. Those losses are set to expire between 2033 and 2037. Losses in the amount of $92.7 million incurred in years beginning on or after January 1, 2018 do not have an expiration period. While these losses will have an unlimited carryforward period, they will only be permitted to offset 80% of current taxable income. This limitation was temporarily waived by the CARES

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
Act for tax years ending December 31, 2020 and 2019, however the Company incurred losses in both of these periods and the waiver was not applicable.
At December 31, 2020, the Company had Federal net operating loss carryforwards of $211.6 million, respectively. Federal net operating losses in the amount of $118.9 million incurred for years ending on or before December 31, 2017 have a twenty year carryforward period. Those losses are set to expire between 2028 and 2037. Losses in the amount of $92.7 million incurred in years beginning on or after January 1, 2018 do not have an expiration period. While these losses will have an unlimited carryforward period, they will only be permitted to offset 80% of current taxable income. This limitation was temporarily waived by the CARES Act for tax years ending December 31, 2020 and 2019, however the Company incurred losses in both of these periods and the waiver was not applicable.
At December 31, 2021 and 2020, the Company had state net operating loss carryforwards of $93.8 million and $111.8 million, respectively. State net operating losses in the amount of $1.4 million can be carried forward indefinitely. The remaining $92.4 million will begin expiring in 2031.
During 2021, the Company sold a portion of its New Jersey net operating loss carryforward. The proceeds of this sale were $1.1 million and were for net operating losses generated in tax years 2017 and 2018.
In late 2019, the Company acquired a controlling interest in a foreign corporation. A portion of the foreign earnings of this corporation may be subject to a new class of taxable income created by the Tax Cuts and Jobs Act that was signed into law December 31, 2017. This new taxable income class is called global intangible low-taxed income (“GILTI”) that may be subject to tax in the U.S. when it exceeds a certain investment threshold.
The Company has determined that that there is no liability needed for uncertain tax positions. The Company’s policy is to record interest and penalties in interest expense, which for 2021 and 2020 was $0. Currently the federal income tax return for the year ended December 31, 2017 is under IRS audit. As of December 31, 2021, the IRS has not advised the Company of any proposed changes.
The jurisdictions that are subject to examination as of December 31, 2021 are as follows:
Jurisdiction	Years Open
Federal	2017-2020
California	2017-2020
Florida	2018-2020
Illinois	2018-2020
Minnesota	2017-2020
New Jersey	2017-2020
New York	2018-2020

20.
RELATED PARTY TRANSACTIONS

Loan Transactions
During 2021, the Company issued convertible promissory notes to certain related parties amounting to $48.1 million at an interest rate of 10% per annum with a maturity date three years from date of issuance. (See Note 10 — Debt Obligations). The notes along with all accrued but unpaid interest is convertible at the option of the lender into shares of common stock of the Company at a conversion price of $9.00 per share until the maturity date of such notes. In December 2020, the Company had issued convertible promissory notes to a shareholder of the Company in the principal amount of $5.0 million, at an interest

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
rate of 9.5% per annum. In consideration for making such loan, the Company agreed to extend the expiration dates until December 31, 2023 for an aggregate total of 3,615,693 warrants to purchase Company common stock previously issued. The outstanding principal at December 31, 2021 and 2020 was $53.1 million and $5.0 million, respectively. The outstanding interest was $2.1 million at December 31, 2021 and immaterial at December 31, 2020.
Financial Consulting, Placement and Professional Fees
The Company enters into agreements with companies affiliated with certain shareholders, directors, and executive officers of the Company, to provide consulting services to the Company in exchange for compensation. During the year ended December 31, 2021 and 2020 the Company paid $3.8 million and $2.1 million, respectively and also issued 950,000 and 720,398 warrants to purchase stock to related parties or their affiliates primarily for private placement services of equity, equity-linked or debt securities. During 2021, affiliates of a principal shareholder purchased 771,010 shares of common stock for an aggregate amount of $5.8 million and 99,999 warrants to purchase common stock at an exercise price of $7.50.
21.
EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2021 and 2020 (in thousands, except per share data):
	Years Ended December 31,
	2021	2020
Net loss	$(93,560)	$(32,068)
Net loss attributable to non-controlling interest	(151)	(181)
Net loss attributable to Miami International Holdings, Inc.	$(93,409)	$(31,887)
Weighted-average common shares outstanding:
Basic	94,251,540	72,359,208
Diluted	94,251,540	72,359,208
Net loss per share attributable to common stock:
Basic	$(0.99)	$(0.44)
Diluted	$(0.99)	$(0.44)
The potentially dilutive shares of common stock that have been excluded from the calculation of net loss per share because of the anti-dilutive effect as of December 31, 2021 and 2020 are as follows:
	As of December 31,
	2021	2020
Outstanding stock options	43,289,640	40,421,115
Warrants to purchase shares of common stock	49,280,013	52,368,710
Debt convertible into shares of common stock	7,841,987	1,414,785
Unvested restricted stock awards	5,562,255	3,879,627
Total potentially diluted shares of common stock	105,973,895	98,084,237

22.
SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than described below,

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.
Issuances of common stock upon exercise of outstanding warrants
From January 1, 2022 through January 31, 2022, the Company sold an aggregate of 12,724,415 and 662,436 shares of common stock and nonvoting common stock, respectively, for an aggregate cash purchase price of $7.3 million and the surrender of 500,840 shares of common stock pursuant to cashless exercises, to eight accredited investors upon the exercise by such investors of outstanding warrants exercisable for shares of common stock and nonvoting common stock, as applicable.
Issuances of Series B preferred stock upon exercise of outstanding options
From January 1, 2022 through January 31, 2022, the Company sold an aggregate of 345,834 shares of Series B preferred stock, for an aggregate cash purchase price of $1.6 million and the surrender of 29,166 shares of Series B preferred stock pursuant to cashless exercises, to nine directors and one former director upon exercise by such holders of outstanding options to purchase shares of Series B preferred stock under the 2008 Director Plan.

Through and including         , 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
        Shares
Common Stock

P R O S P E C T U S

          , 2022

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.    Other Expenses of Issuance and Distribution.
The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the       listing fee:
Item	Amount paid or to be paid
SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer Agent fees and expenses		*
Miscellaneous expenses		*
Total	$	*

*
To be provided by amendment.

Indemnification of Directors and Officers.
Limitation of Directors’ and Officers’ Liability and Indemnification
As permitted by Section 102(b)(7) of the DGCL, our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for any breach of their fiduciary duties as directors, to the fullest extent permitted by the DGCL.
Section 145(a) of the DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with such action, suit, or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that their conduct was unlawful.
Section 145(b) of the DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by them in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made with respect to any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
We have entered into indemnification agreements with our executive officers and directors. These indemnification agreements will provide broader indemnity rights than those provided under the DGCL and our amended and restated certificate of incorporation. These indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against us or our directors or officers, but to the extent a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by us, and we would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to our benefit but would be offset by our obligations to the director or officer under the indemnification agreement.
The underwriting agreement will provide that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act.
We maintain directors’ and officers’ liability insurance for the benefit of our directors and executive officers.
Item 15.    Recent Sales of Unregistered Securities.
During the past three years, we have issued and sold the securities described below without registration under the securities under the Securities Act of 1933, as amended (the “Securities Act”).
January 1, 2022 – January 31, 2022
Issuances of Common Stock upon Exercise of Outstanding Warrants
From January 1, 2022 through January 31, 2022, we sold an aggregate of 12,724,415 and 662,436 shares of our common stock and nonvoting common stock, respectively, for an aggregate cash purchase price of $7,296,231 and the surrender of 500,840 shares of common stock pursuant to cashless exercises, to eight accredited investors upon the exercise by such investors of outstanding warrants exercisable for shares of our common stock and nonvoting common stock, as applicable.
Issuances of Series B Preferred Stock upon Exercise of Outstanding Options
From January 1, 2022 through January 31, 2022, we sold an aggregate of 345,834 shares of our Series B preferred stock, for an aggregate cash purchase price of $1,612,500 and the surrender of 29,166 shares of Series B preferred stock pursuant to cashless exercises, to nine directors and one former director upon exercise by such holders of outstanding options to purchase shares of our Series B preferred stock under our 2008 Director Plan.
January 1, 2021 – December 31, 2021
Issuances of Common Stock
From January 1, 2021 through December 31, 2021, we sold an aggregate of 1,743,591 shares of our common stock to 10 accredited investors at purchase prices ranging from $7.25 to $8.00 per share, for an aggregate purchase price of $13,510,215, and issued in connection with certain of these transactions an aggregate of 187,499 warrants to purchase shares of our common stock at exercise prices ranging between $7.50 and $8.00 per share to seven accredited investors.

Issuances of Convertible Promissory Notes
From January 1, 2021 through December 31, 2021, we issued convertible promissory notes to nine accredited investors in the aggregate principal amount of $56,150,000.  The convertible promissory notes bear interest at a rate of 10% per annum, have a maturity date of three years from the date of issuance and are convertible together with any accrued but unpaid interest due under the notes at the option of the investor into shares of our common stock at a conversion price of $9.00 per share, at any time prior to the maturity date of the note.
Issuances of Common Stock for Convertible Note Interest Payments
From January 1, 2021 through December 31, 2021, we issued an aggregate of 15,031 shares of our common stock to three accredited investors representing $135,279 of accrued but unpaid interest due and owing as of December 31, 2021 under certain convertible notes held by such investors.
Issuances of Common Stock upon Exercise of Outstanding Warrants
From January 1, 2021 through December 31, 2021, we sold an aggregate of 1,918,763 shares of our common stock, for an aggregate cash purchase price of $7,209,642 and the surrender of 41,949 shares of common stock pursuant to cashless exercises, to 24 accredited investors upon the exercise by such investors of outstanding warrants exercisable for shares of our common stock.
Issuances of Warrants
From January 1, 2021 through December 31, 2021, we issued warrants to purchase an aggregate of 2,055,925 shares of our common stock upon the exercise of such warrants, at exercise prices ranging from $7.25 to $10.00 per share, to our senior lender, consultants and other service providers.
From January 1, 2021 through December 31, 2021, we sold warrants to purchase an aggregate of 300,000 shares of our common stock upon the exercise of such warrants at an exercise price of $10.00 per share, for an aggregate purchase price of $172,800, to one accredited investor.
Issuances of Series B Preferred Stock and Common Stock upon Exercise of Outstanding Options
Series B Preferred Stock
From January 1, 2021 through December 31, 2021, we issued an aggregate of 195,100 shares of our Series B preferred stock, for an aggregate purchase price of $975,500, to two employees and four directors upon exercise by such holders of outstanding options to acquire our Series B preferred stock under our 2008 Employee and Director Plans.
Nonvoting Common Stock
From January 1, 2021 through December 31, 2021, we issued 1,000 shares of our nonvoting common stock, for an aggregate purchase price of $8,070, to a former employee upon exercise by such holder of outstanding options to acquire our nonvoting common stock under our 2013 Employee Plan.
January 1, 2020 – December 31, 2020
Issuances of Common Stock
From January 1, 2020 through December 31, 2020, we sold an aggregate of 38,709 shares of our common stock to three accredited investors at a purchase price of $7.75 per share, for an aggregate purchase price of $299,994.
Issuances of Convertible Promissory Notes
From January 1, 2020 through December 31, 2020, we issued a convertible promissory note to one accredited investor in the aggregate principal amount of $5,000,000 that bears interest at a rate of 9.5% per annum, has a maturity date of five years from the date of issuance and is convertible together with any accrued but unpaid interest due under the note at the option of the investor into shares of our common stock at a conversion price of $8.00 per share at any time prior to the maturity date of the note.
Issuances of Shares of Common Stock upon Exercise of Outstanding Warrants
From January 1, 2020 through December 31, 2020, we sold an aggregate of 14,869,729 shares of our common stock, for an aggregate cash purchase price of $12,314,235 and the surrender of 352,618 shares of common stock pursuant to cashless exercises, to 18 accredited investors upon the exercise by such investors of outstanding warrants to purchase shares of our common stock.
Issuances and Sales of Warrants
From January 1, 2020 through December 31, 2020, we issued warrants to purchase an aggregate of 10,622,984 shares of our common stock upon the exercise of such warrants, at exercise prices ranging from $2.75 to $10.00 per share, to ERP participants, lenders, consultants and other service providers.
From January 1, 2020 through December 31, 2020, we sold warrants to purchase an aggregate of 4,757,365 shares of our common stock upon the exercise of such warrants at an exercise price of $7.25 per share, for an aggregate purchase price of $10,069,438.43, to two accredited investors.
Issuances of Series B Preferred Stock and Common Stock upon Exercise of Outstanding Options
Series B Preferred Stock
From January 1, 2020 through December 31, 2020, we sold an aggregate of 190,000 shares of our Series B preferred stock, for an aggregate purchase price of $950,000, to one employee, two directors, one former director and one consultant upon exercise by such holders of outstanding options to purchase our Series B preferred stock under our 2008 Employee and Director Plans.
Nonvoting Common Stock
From January 1, 2020 through December 31, 2020, we sold 43,333 shares of our nonvoting common stock, for an aggregate purchase price of $259,998, to one former employee upon exercise by such holder of outstanding options to purchase our nonvoting common stock under our 2013 Employee Plan.
MGEX Acquisition
In December 2020, we issued an aggregate of 13,092,998 shares of our common stock to 85 accredited investors in consideration for shares of common stock of MGEX Holdings, Inc. representing an aggregate value of $95,196,750 in connection with our acquisition of a 100% ownership interest in the entity.
January 1, 2019 – December 31, 2019
Issuances of Common Stock
In July 2019, we sold an aggregate of 166,667 shares of our common stock to one accredited investor at a purchase price of $6.00 per share, for an aggregate purchase price of $1,000,000.
Shares of Common Stock Issued upon Conversion of Convertible Promissory Notes
From January 1, 2019 through December 31, 2019, we sold an aggregate of 50,925 shares of our common stock, for an aggregate purchase price of $254,625, to two accredited investors upon the conversion by such investors of outstanding convertible promissory notes in the aggregate principal amount of $250,000, plus all accrued but unpaid interest due and owing as of the respective conversion date of each note.
Issuances of Shares of Common Stock upon Exercise of Outstanding Warrants
From January 1, 2019 through December 31, 2019, we sold an aggregate of 166,389 shares of our common stock, for an aggregate cash purchase price of $172,500 and the surrender of 666,111 shares of our common stock pursuant to cashless exercises, to three accredited investors upon the exercise by such investors of outstanding warrants to purchase shares of our common stock.
Issuances and Sales of Warrants to Purchase Common Stock
From January 1, 2019 through December 31, 2019, we issued warrants to purchase an aggregate of 3,838,816 shares of our common stock upon the exercise of such warrants, at exercise prices ranging from $6.00 to $8.00 per share, to lenders, consultants and other service providers.
From January 1, 2019 through December 31, 2019, we sold warrants to purchase an aggregate of 1,201,194 shares of our common stock upon the exercise of such warrants at exercise prices ranging from $6.00 to $9.00 per share, for an aggregate purchase price of $431,480.23, to six accredited investors.
Issuances of Series B Preferred Stock upon Exercise of Outstanding Options
From January 1, 2019 through December 31, 2019, we sold an aggregate of 1,000 shares of our Series B preferred stock, for an aggregate purchase price of $6,000, to a former employee upon exercise by such holder of outstanding stock options to purchase our Series B preferred stock under our 2008 Employee Plan.
BSX Acquisition
In August 2019 and October 2019, we issued an aggregate total of 656,143 shares of our common stock to stockholders of BSX in consideration for shares of common stock of BSX representing an aggregate value of $4,428,967 in connection with our acquisition of a 64.4% interest in BSX.
Grants of Stock Options and Restricted Stock
From January 1, 2019 to January 31, 2022, we have granted a total of 16,568,767 stock options to purchase shares of our nonvoting common stock to our employees and consultants (including those of our subsidiaries) under our 2013 Employee Plan and our 2021 Plan, at a weighted average exercise price of $7.12 per share.
From January 1, 2019 to January 31, 2022, we have granted a total of 3,913,273 stock options to purchase shares of our nonvoting common stock to our directors and committee members (including those of our subsidiaries) under our 2013 Director Plan, at a weighted average exercise price of $7.11 per share.
From January 1, 2019 to January 31, 2022, we have granted to our employees and consultants (including those of our subsidiaries) under our 2013 Employee Plan and our 2021 Plan, an aggregate of 3,000,800 nonvoting common stock restricted stock awards, and to our director and committee members (including those of our subsidiaries) under our 2013 Director Plan, an aggregate of 149,755 nonvoting common stock restricted stock awards.
None of the transactions involved any underwriters, underwriting discounts or commissions or any public offering. The offers, sales and issuances of the securities described above were exempt from registration either (i) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder, (ii) under Regulation S promulgated under the Securities Act in that offers and sales were not made to persons in the United States and no directed selling efforts were made in the United States, or (iii) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation.
Item 16.    Exhibits and Consolidated Financial Statement Schedules.
(a) Exhibits
See the Exhibit Index included in this Registration Statement, which is incorporated by reference herein.

(b) Consolidated Financial Statement Schedules
Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or interim condensed consolidated financial statements or notes thereto.
Item 17.    Undertakings.
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX
Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement
3.1	Amended and Restated Certificate of Incorporation of the Registrant
3.2	Amended and Restated By-Laws of the Registrant
4.1*	Form of Voting Common Stock Certificate
4.2	Amended and Restated Warrant Issued to FCS Advisors LLC, d/b/a Brevet Capital Advisors dated March 19, 2021
4.3	Warrant Issued to FCS Advisors LLC, d/b/a Brevet Capital Advisors dated March 19, 2021
5.1*	Opinion of Reed Smith LLP
10.1+	Amended and Restated Employment Agreement dated January 1, 2022, by and between the Registrant and Thomas P. Gallagher
10.2+	Amended and Restated Employment Agreement dated January 1, 2022, by and between the Registrant and Barbara J. Comly
10.3+	Amended and Restated Employment Agreement dated January 1, 2022, by and between the Registrant and Douglas M. Schafer, Jr.
10.4+*	Miami International Holdings, Inc. 2008 Employee Stock Option and Incentive Plan, as amended
10.5+*	Miami International Holdings, Inc. 2008 Director Stock Option and Incentive Plan, as amended
10.6+*	Form of Stock Option Agreement pursuant to 2008 Employee Stock Option and Incentive Plan
10.7+*	Form of Stock Option Agreement pursuant to 2008 Director Stock Option and Incentive Plan
10.8+*	Miami International Holdings, Inc. 2013 Employee Stock Option and Incentive Plan, as amended
10.9+*	Miami International Holdings, Inc. 2013 Director Stock Option and Incentive Plan, as amended
10.10+*	Form of Stock Option Agreement pursuant to 2013 Employee Stock Option and Incentive Plan, as amended
10.11+*	Form of Restricted Stock Award Agreement pursuant to 2013 Employee Stock Option and Incentive Plan, as amended
10.12+*	Form of Stock Option Agreement pursuant to 2013 Director Stock Option and Incentive Plan, as amended
10.13+*	Miami International Holdings, Inc. 2021 Employee Stock Option and Incentive Plan, as amended
10.14+*	Form of Stock Option Agreement pursuant to 2021 Employee Stock Option and Incentive Plan, as amended
10.15+*	Form of Restricted Stock Award Agreement pursuant to 2021 Employee Stock Option and Incentive Plan, as amended
10.16+*	Miami International Holdings, Inc. 2022 Employee and Director Equity Incentive Plan
10.17+*	Form of Stock Option Agreement pursuant to 2022 Employee and Director Equity Incentive Plan
10.18+*	Form of Restricted Stock Award Agreement pursuant to 2022 Employee and Director Equity Incentive Plan
10.19+*	Miami International Holdings, Inc. Transaction Incentive Plan and Award Agreement forms thereunder
10.20†	Merger Agreement by and among Miami International Holdings, Inc., M 401 Corporation, M 402 Holdings, LLC, Minneapolis Grain Exchange, Inc., MGEX Holdings, Inc. and MGEX Boca, Inc. dated as of July 31, 2020
10.21	Securities Purchase Agreement for Shares of The Bermuda Stock Exchange dated as of February 4, 2019 by and between South LaSalle Partners, LP and Miami International Holdings, Inc.

Exhibit Number	Exhibit Description
10.22	Securities Purchase Agreement for Shares of The Bermuda Stock Exchange dated as of February 4, 2019 by and between FRMO Corp. and Miami International Holdings, Inc.
10.23†	Securities Purchase Agreement for Shares of The Bermuda Stock Exchange dated December 17, 2020 by and between certain Shareholders of The Bermuda Stock Exchange and Miami International Holdings, Inc.
10.24	Convertible Promissory Note by Miami International Holdings, Inc. in favor of Horizon Kinetics Equity Opportunities Fund — Class M ($46,100,000) dated July 30, 2021
10.25*	Registration Rights Agreement
10.26*	Form of Indemnification Agreement
21.1	List of Subsidiaries of the Registrant
23.1*	Consent of KPMG LLP
23.2*	Consent of Reed Smith LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (reference is made to the signature page to the Registration Statement)
107*	Calculation of Filing Fees

*
Indicates to be filed by amendment

+
Indicates management contract or compensatory plan

†
Indicates certain portions of this document that constitute confidential information have been redacted in accordance with Regulation S-K, Item 601(b)(10).

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Princeton, State of New Jersey, on this                  day of        , 2022.
MIAMI INTERNATIONAL HOLDINGS, INC.
By:

Thomas P. Gallagher
Chairman and Chief Executive Officer
POWER OF ATTORNEY
We the undersigned executive officers and directors of Miami International Holdings, Inc., hereby severally constitute and appoint Thomas P. Gallagher and Barbara Comly, and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the registration statement on Form S-1 filed herewith and any and all pre-effective and post-effective amendments to said registration statement and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto, and the other documents in connection therewith, with the Securities and Exchange Commission, and generally to do all such things in our name and behalf in our capacities as executive officers and directors to enable Miami International Holdings, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:
Signature	Title	Date
Thomas P. Gallagher	Chairman and Chief Executive Officer (Principal Executive Officer)	, 2022
Lance Emmons	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	, 2022
	Director	, 2022
	Director	, 2022
	Director	, 2022
	Director	, 2022
	Director	, 2022

Signature	Title	Date
	Director	, 2022
	Director	, 2022
	Director	, 2022
	Director	, 2022
	Director	, 2022
	Director	, 2022
	Director	, 2022